Form 20-F
period 2003-12-31
HEMOSOL CORP
filed 2004-06-30
CIK 1285233

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER 000-50778


                                  HEMOSOL CORP.
                                  -------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                 ONTARIO, CANADA
                                 ---------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)


           2585 MEADOWPINE BLVD., MISSISSAUGA, ONTARIO, CANADA L5N 8H9
           -----------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

      TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------           -----------------------------------------

          NONE                                     NONE


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                 COMMON SHARES
                                 -------------
                                (TITLE OF CLASS)


SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

                                      NONE
                                      ----
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                                   48,103,784

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                           [X] Yes   [ ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                     [X]  Item 17  [ ] Item 18

                                  INTRODUCTION

           Hemosol Corp. was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to LPBP Inc. (formerly, Hemosol Inc.) which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario). On April 30, 2004, Hemosol Corp. became the successor to LPBP Inc. pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934 upon completion of a Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario) involving Hemosol Inc. (which was subsequently renamed LPBP Inc. after the Arrangement became effective), its security holders and MDS Inc.

           Hemosol Corp. is an integrated biopharmaceutical company focused on the discovery and development of products based on human blood proteins. We have a range of products in development, including our principal oxygen therapeutic product, HEMOLINKTM (hemoglobin raffimer) ("HEMOLINK"), a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute). HEMOLINK is designed to sustain life by delivering oxygen immediately, effectively, and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. HEMOLINK is created through a series of purification processes which separate the hemoglobin from red blood cells, reducing the risk of viral contamination compared to a unit of donor red blood cells.

           We are also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities. In addition, we intend to use our manufacturing facility in Mississauga, Ontario to produce therapeutic plasma-based proteins. We also continue to advance a number of initiatives to generate revenue in the near term through the provision of blood-related manufacturing services to biotechnology and biopharmaceutical companies. To date, we have not yet sold any manufacturing services.

           AS DISCUSSED FURTHER IN ITEM 4, OUR ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON OUR ABILITY TO SECURE ADDITIONAL FINANCING IN ORDER TO BE ABLE TO CONTINUE OUR DEVELOPMENT ACTIVITIES AND SUCCESSFULLY BRING OUR PRODUCTS TO MARKET. ON MARCH 13, 2003, BASED ON THE RECOMMENDATION OF OUR DATA AND SAFETY MONITORING BOARD, WE ELECTED TO REVIEW SAFETY DATA PRIOR TO CONTINUING ENROLLMENT IN OUR HEMOLINK CARDIAC TRIAL. THIS TRIAL INVOLVES THE USE OF HEMOLINK IN PATIENTS UNDERGOING CARDIAC BYPASS GRAFTING SURGERY. THE DATA AND SAFETY MONITORING BOARD'S RECOMMENDATION WAS BASED ON AN OBSERVATION OF AN IMBALANCE IN THE INCIDENCE OF CERTAIN ADVERSE EVENTS BETWEEN THE HEMOLINK AND CONTROL GROUPS REFLECTIVE OF MYOCARDIAL INFARCTIONS. WE ALSO VOLUNTARILY SUSPENDED ENROLLMENT IN OUR PHASE II CLINICAL STUDY INVOLVING THE USE OF HEMOLINK IN PATIENTS UNDERGOING ORTHOPEDIC SURGERY.

           In June 2003, we completed our internal review of data generated from the cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The review confirmed the observation made by the Data and Safety Monitoring Board of an imbalance of the incidence of certain adverse events between the HEMOLINK and control groups with a higher number occurring in the HEMOLINK group.

           We elected to terminate the HLK 213/304 trial early in order to conduct a full safety analysis and initiate a comprehensive process aimed at completely understanding the data in the context of the observations made by the Data and Safety Monitoring Board. We believe that we need to complete additional non-clinical work prior to re-initiating the clinical trials. This process is under way and we will continue to advance non-clinical analyses on HEMOLINK that include both in vitro and in vivo studies. Such process will also involve further discussions with regulatory agencies. We intend to review our plans with the FDA in 2004 with the objective of establishing agreement on the clinical path for HEMOLINK in the fourth quarter of 2004. We do not expect to expend significant amounts of our resources on this work and further clinical and commercial development will depend on (i) the outcome of discussions with the relevant regulatory agencies, (ii) financial resources and (iii) the success of partnering activities.

                                 THE ARRANGEMENT

           On April 30, 2004, we completed an Arrangement which involved a reorganization of our blood products business and MDS's Ontario clinical laboratory services business. The Arrangement provided a $16 million cash infusion into our blood product business through the utilization of our accumulated and unutilized income tax losses and other tax assets. This cash infusion will enable us to continue our initiatives for our blood products business, including the further development of HEMOLINK and other product candidates, as well as advance the implementation of our strategic alliance with ProMetic. The Arrangement became effective at 11:59 pm EST. on April 30, 2004 (the "Effective Time"). Prior to the Effective Time (including during the fiscal years covered by this annual report), Hemosol Inc. owned and operated the Hemosol blood products business. As a result of the Arrangement, from and after the Effective Time the Hemosol blood products business is owned and operated by a newly formed Ontario limited partnership, Hemosol LP. Hemosol Corp. controls Hemosol LP as its general partner and owns approximately 93% of the partnership interests in Hemosol LP. LPBP Inc. is a limited partner in Hemosol LP and owns approximately 7% of the partnership interests in Hemosol LP. For additional details regarding the Arrangement, see Item 4.A. "History and Development of the Company--Recent Developments."

                           FORWARD-LOOKING STATEMENTS

           We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3.D. "Key Information--Risk Factors" and elsewhere in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           As used in this annual report, the terms "we," "us," "our," "the Company," "our Company" and "Hemosol" mean Hemosol Corp. and its predecessor, Hemosol Inc. and its subsidiaries, unless otherwise indicated.

           Unless otherwise indicated, all dollar amounts referred to in this annual report, including the symbol "$", refer to Canadian dollars.

                                TABLE OF CONTENTS


                                                                                                               PAGE


ITEM 1.       Identity of Directors, Senior Management and Advisors..............................................1

ITEM 2.       Offer Statistics and Expected Timetable............................................................1

ITEM 3.       Key Information....................................................................................1

ITEM 4.       Information on the Company.........................................................................9

ITEM 5.       Operating and Financial Review and Prospects......................................................31

ITEM 6.       Directors, Senior Management and Employees........................................................38

ITEM 7.       Major Shareholders and Related Party Transactions.................................................53

ITEM 8.       Financial Information.............................................................................54

ITEM 9.       The Offer and Listing.............................................................................54

ITEM 10.      Additional Information............................................................................57

ITEM 11.      Quantitative and Qualitative Disclosures about Market Risk........................................65

ITEM 12.      Description of Securities Other Than Equity Securities............................................65

ITEM 13.      Defaults, Dividend Arrearages and Delinquencies...................................................65

ITEM 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds......................65

ITEM 15.      Controls and Procedures...........................................................................65

ITEM 16.      [RESERVED]........................................................................................66

ITEM 16A.     Audit Committee Financial Expert..................................................................66

ITEM 16B.     Code of Ethics....................................................................................66

ITEM 16C.     Principal Accountant Fees and Services............................................................66

ITEM 16D.     Exemptions from the Listing Standards for Audit Committees........................................67

ITEM 17.      Financial Statements..............................................................................67

ITEM 18.      Financial Statements..............................................................................67

ITEM 19.      Exhibits..........................................................................................67


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.   KEY INFORMATION

A.        SELECTED FINANCIAL DATA.

          You should read the following selected financial data together with
Item 5 of this annual report "Operating and Financial Review and Prospects", and our consolidated financial statements included elsewhere in this annual report.

          We have derived the following selected financial data from our audited consolidated financial statements presented elsewhere in this annual report:

          o    consolidated balance sheet as at December 31, 2002 and 2003; and

          o consolidated statement of loss and deficit for the years ended December 31, 2001, 2002 and 2003.

          We have derived the following selected financial data from our audited consolidated financial statements not included in this annual report:

          o consolidated balance sheet as of December 31, 1999, 2000 and 2001; and

          o consolidated statement of loss and deficit for the years ended December 31, 1999 and 2000.

          We prepare our consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada, which differ in certain material respects from those applicable in the United States. See note 19 to our consolidated financial statements for a description of these material differences.

                                                         YEAR ENDED DECEMBER 31,
                                          1999       2000       2001        2002       2003
                                       ---------  ---------  ---------   ---------  ---------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF LOSS AND
DEFICIT:
Revenues............................   $  2,120   $      -   $      -    $      -   $      -
                                       ---------  ---------  ---------   ---------  ---------
Operating expenses..................     24,480     30,639     41,479      47,425     32,113
                                       ---------  ---------  ---------   ---------  ---------
Operating loss......................    (22,360)   (30,639)   (41,479)    (47,425)   (32,133)
Interest income, net................        582      3,069      3,488         842       (535)
Amortization of deferred charges....          -          -       (360)     (1,587)    (5,009)
Write-off of deferred charges.......          -          -          -      (6,453)         -
Miscellaneous Income................                                -           -      2,871
Loss before income taxes............    (21,778)   (27,570)   (38,351)    (54,623)   (34,786)
                                       ---------  ---------  ---------   ---------  ---------
Provision for income taxes..........          -        (27)      (226)       (211)      (156)
                                       ---------  ---------  ---------   ---------  ---------
Net loss............................   $(21,778)  $(27,597)  $(38,577)   $(54,834)  $(34,942)
                                       =========  =========  =========   =========  =========
Basic and diluted net loss per common
  share.............................   $  (1.02)  $  (0.88)  $  (0.98)   $  (1.23)  $  (0.75)
                                       =========  =========  =========   =========  =========
Weighted average number of common
  shares used in computing basic and
  diluted net loss per common share
  (rounded to nearest thousand).....     21,467     31,467     39,215      44,514     46,837

                                                         AS OF DECEMBER 31,
                                         1999       2000       2001        2002       2003
                                       ---------  ---------  ---------   ---------  ---------
                                                             (IN THOUSANDS)

CONSOLIDATED BALANCE SHEET DATA:
Total current assets............       $ 10,156   $ 44,629   $ 74,724    $ 26,533   $ 10,582
Total assets....................         14,497     70,428    144,417     124,312    100,377
Share capital...................        106,842    189,894    294,213     322,298    330,160
Deficit.........................        (97,227)  (124,824)  (163,401)   (218,235)  (253,177)
Net assets......................          9,615     65,070    130,812     104,063     76,983


Operating results that would differ under U.S. GAAP are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                          1999       2000       2001        2002       2003
                                       ---------  ---------  ---------   ---------  ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF LOSS AND
DEFICIT (U.S. GAAP):
Revenues............................   $  2,888   $      -   $      -    $      -   $      -
Operating expenses..................     24,695     30,389     42,423      47,637     33,825
Net loss............................   $(20,795)  $(27,876)  $(39,521)   $(55,046)  $(36,654)
Net loss per share..................      (0.97)     (0.89)     (1.01)      (1.24)     (0.78)
Weighted average number of common
  shares outstanding, (rounded to the
  nearest thousand share)...........     21,467     31,452     39,168      44,514     46,837

Financial positions and shareholders' equity that would differ under U.S. GAAP are as follows:

                                                           AS OF DECEMBER 31,
                                         1999       2000       2001        2002       2003
                                       ---------  ---------  ---------   ---------  ---------
                                                          (IN THOUSANDS)

CONSOLIDATED BALANCE SHEET DATA
  (U.S. GAAP):
Total current assets............       $ 10,049    $44,290   $ 74,342    $ 26,533     10,582
Total assets....................         13,649     69,069    142,071     122,136     96,489
Common Shares...................        106,735    178,120    282,262     303,463    305,983
Non-employee warrants and options             -      2,900      3,034      10,300     15,642
Deficit.........................        (97,968)  (125,844)  (165,365)   (220,411)  (257,065)
Net assets......................          8,767     63,711    128,466     101,887     73,095


         Unless otherwise indicated, all dollar amounts set forth in this annual report are expressed in Canadian dollars and "$" shall mean Canadian dollars. On June 24, 2004, the noon buying rate quoted by the Federal Reserve Bank of New York was 1.3430 Canadian dollars per one U.S. dollar. The following table sets forth, for the months indicated below, the highest and lowest noon buying rate quoted by the Federal Reserve Bank of New York during each month. These rates are set forth as Canadian dollars per one U.S. dollar.

                    MONTH                               HIGH         LOW
                    -----                               ----         ---
May 2004.........................................     $1.3970       $1.3702
April 2004.......................................     $1.3711       $1.3095
March 2004.......................................     $1.3480       $1.3080
February 2004....................................     $1.3433       $1.3108
January 2004.....................................     $1.3340       $1.2690
December 2003....................................     $1.3405       $1.2923

         The following table sets forth the average Canadian dollar/U.S. dollar exchange rate for the periods indicated below. The average exchange rate reflected in this table is the average of the exchange rates as of the last day of each month during the applicable period.

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------------
                                                1999         2000         2001        2002         2003
                                              -------      -------      -------     -------      -------
Average exchange rate during period........   $1.4824      $1.4870      $1.5519     $1.5702      $1.3916

B.       CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.

D.       RISK FACTORS.

         Our products are in development and have not yet been manufactured or marketed commercially. Our business entails significant risks, including the costs and time involved to obtain required regulatory approvals, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from other biopharmaceutical companies.

GENERAL BUSINESS RISKS

OUR ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON OUR ABILITY TO SECURE ADDITIONAL FINANCING.

         Our ability to continue as a going concern is dependent upon our ability to secure additional financing in order to be able to continue our product development activities, implement the novel cascade purification process that we license pursuant to our strategic alliance with ProMetic at our Meadowpine facility and successfully bring our products to market.

         Currently, we are in discussions with strategic investors and financial institutions to obtain additional financing in several different forms. Should these efforts be unsuccessful, we will not be able to continue as a going concern.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.

         We have had losses from operations for each fiscal year since our inception. We expect to continue to incur losses from operations until we are able to commercialize HEMOLINK and/or products developed under our strategic alliance with ProMetic. While we also continue to advance a number of initiatives to generate revenue in the near term through the provision of manufacturing services at our Meadowpine facility to third parties in the life sciences sector, we are unlikely to realize significant revenues in the near term from the strategic alliance with ProMetic or any of these other initiatives. Consequently, we expect net cash outflows and operating and net losses to continue for the near term. In addition, if our products under development are not commercially viable, we may never achieve profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

OUR PRODUCTS ARE IN VARIOUS STAGES OF DEVELOPMENT AND HAVE NOT YET BEEN PRODUCED OR MARKETED COMMERCIALLY, MAKING IT DIFFICULT TO EVALUATE OUR BUSINESS.

         Our operations to date have consisted primarily of developing and testing our products. We have no operating history upon which to evaluate our business and prospects. To succeed, we must develop our products on a commercial scale, which will require, among other things, obtaining appropriate regulatory approvals, identifying and successfully penetrating key markets for our products and selling sufficient quantities of our products at the margins necessary to fund our continuing operations and growth strategy.

RISKS ASSOCIATED WITH THE STRATEGIC ALLIANCE WITH PROMETIC


WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO SUCCESSFULLY IMPLEMENT THE COMMERCIALLY UNPROVEN CASCADE PURIFICATION PROCESS THAT HAS BEEN LICENSED TO US PURSUANT TO OUR STRATEGIC ALLIANCE WITH PROMETIC IN ORDER TO GENERATE REVENUES OR ACHIEVE PROFITABILITY.

         We recently entered into a strategic alliance with ProMetic pursuant to which we have been granted exclusive rights to use and market products derived from a novel cascade purification process, referred to as the Cascade, to recover valuable proteins from human plasma. We are the first licensee of the Cascade and will be the first party to attempt to implement the technology on a commercial scale. The principal process and technology of the Cascade is composed of a series of discrete steps that have been optimized and aggregated into a unique sequence, and the effectiveness of the Cascade as a whole is unproven on a commercial scale. Consequently, we cannot assure you that we will be able to successfully implement the Cascade in order to generate revenues or achieve profitability.

THE EXCLUSIVITY OF OUR STRATEGIC ALLIANCE WITH PROMETIC IS SUBJECT TO ESTABLISHING AND ACHIEVING PERFORMANCE THRESHOLDS. IF WE FAIL TO ESTABLISH OR ACHIEVE THESE THRESHOLDS WE WILL LOSE EXCLUSIVE RIGHTS TO THE CASCADE.

         The exclusivity of our rights to the Cascade is subject to our ability to successfully negotiate and establish performance thresholds acceptable to ProMetic for the implementation of the Cascade and the commercialization of resulting products. If we are unable to establish performance thresholds acceptable to ProMetic or if we are unable to achieve performance thresholds when they are established, all or some aspects of our license to use the Cascade would become non-exclusive. We will continue to work with ProMetic to negotiate and establish performance thresholds satisfactory to both parties. However, there is no guarantee that we will be able to reach a satisfactory agreement or that we will be able to implement the Cascade and sell a sufficient quantity of products derived from the Cascade to achieve any performance thresholds agreed upon with ProMetic.

OUR ABILITY TO SUCCESSFULLY IMPLEMENT AND COMMERCIALIZE PRODUCTS DERIVED FROM OUR STRATEGIC ALLIANCE WITH PROMETIC IS SUBJECT TO THE NEGOTIATION AND ENTERING INTO OF AGREEMENTS WITH THIRD PARTIES.

         In order to successfully implement the Cascade and achieve our commercial goals, we will require a sufficient supply of processing materials from third parties, including ProMetic and the American Red Cross. We also expect the American Red Cross to purchase a significant portion of the products to be manufactured by us using the Cascade. The terms and conditions of such supply and purchase remain to be determined and are subject to further discussions and the negotiation and entering into of definitive agreements with ProMetic and the American Red Cross. We cannot assure you that we will successfully negotiate and enter into these definitive agreements. If we cannot enter into these agreements, we will have difficulty sourcing our processing materials and/or selling our manufactured products, which would adversely affect our ability to implement the Cascade and realize the benefits of the ProMetic strategic alliance.

THE COMMERCIALIZATION OF PRODUCTS DERIVED FROM THE CASCADE IS SUBJECT TO RECEIPT OF REGULATORY APPROVALS.

         The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where we use the Cascade to manufacture products that are already licensed in a given market, the requisite approval process should be abridged as compared to the approval process required for a novel product. However, where we seek to commercialize a novel product which does not have a licensed equivalent, a full scale clinical trial and approval process will be required. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. We cannot guarantee that the regulatory authorities will approve any of the therapeutic products for the indications proposed. If we do not receive the appropriate regulatory approvals, we will not be able to market or sell these products, and our business will be adversely affected.

RISKS ASSOCIATED WITH THE COMMERCIALIZATION OF OUR PRODUCTS

WE ARE DEPENDENT ON SUBSTANTIAL WORKING CAPITAL FOR THE SUCCESSFUL COMMERCIALIZATION OF OUR PRODUCTS.

         We require substantial working capital to properly develop, manufacture, market and sell our products. We believe that, following the proactive steps taken in April 2003 to reduce cash burn, our current cash resources, together with the proceeds from the Arrangement and the Special Warrant Offering, will be sufficient to fund our anticipated operating and capital expenditures through the second quarter of 2005, at which point we will require additional financing. Our planned cash requirements may vary materially in response to a number of factors, including:

          >> the cost of conducting all required non-clinical analysis with the objective of getting HEMOLINK cleared for further clinical development;

          >>   research and development and clinical trial results generally;

          >> the achievement of key milestones associated with the strategic alliance with ProMetic;

          >>   changes in any aspect of the regulatory process; and

          >> delays in obtaining all requisite regulatory approvals for our products and our Meadowpine facility.

         Our capital-raising efforts could involve the issuance and sale of additional shares or debt and/or the sale of some of our assets. We may not be able to raise any debt or equity financing if and when it is needed. If any required financing is not available, our ability to continue as a going concern will be in substantial doubt.

WE HAVE LIMITED MANUFACTURING CAPABILITIES AND LIMITED FINANCIAL RESOURCES, WHICH COULD ADVERSELY IMPACT OUR ABILITY TO COMMERCIALIZE HEMOLINK.

         To date, we have carried out our production activities only on research and pilot scales. In order to commercialize HEMOLINK successfully, we must be able to manufacture HEMOLINK in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. In an effort to significantly shorten the time to profitable commercialization of HEMOLINK, we built our Meadowpine facility with an annual capacity of 300,000 units, in anticipation of regulatory approvals. In light of the recent cessation of clinical trial activity and the refocusing of our Meadowpine facility pursuant to our strategy to seize commercial opportunities presented by the strategic alliance with ProMetic and by providing manufacturing services, production of HEMOLINK at a large commercial scale may require the use of third party manufacturing facilities in addition to our own manufacturing facilities. Such facilities may not be available within the timeline contemplated by us for the effective commercialization of HEMOLINK or such facilities as well as our Meadowpine facility may require investment by us to install additional specialized manufacturing equipment to permit the production of HEMOLINK in parallel with the activities contemplated under our strategic alliance with ProMetic. Any facility will also have to be approved by regulators in the various jurisdictions in which we seek marketing approval for HEMOLINK.

         The resumption of clinical trial activity related to the commercialization of HEMOLINK will be dependent on the outcome of discussions with the relevant regulatory agencies, our ability to secure adequate financial resources and/or our ability to enter into a strategic partnership with a third party that will contribute a portion of the development, regulatory, commercialization and marketing resources and costs that may be required.

EVEN IF WE OBTAIN REGULATORY APPROVALS TO MARKET HEMOLINK, WE WILL BE SUBJECT TO STRINGENT, ONGOING GOVERNMENT REGULATION AND PLANT INSPECTIONS, WHICH COULD CAUSE UNEXPECTED DELAYS IN THE MANUFACTURE, MARKETING AND SALE OF HEMOLINK.

         In order to seek regulatory approval for the marketing and sale of our products, we must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from our failure to comply with these requirements could adversely affect the manufacture and marketing of HEMOLINK. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Adverse results from, or unanticipated delays in, clinical trials or failure to receive the appropriate regulatory approvals could adversely impact our business. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of our products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact our business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.

RISKS ASSOCIATED WITH REGULATORY APPROVAL REQUIREMENTS

FAILURE TO OBTAIN NECESSARY REGULATORY APPROVALS TO COMMERCIALIZE HEMOLINK OR ANY OF OUR OTHER PRODUCT INITIATIVES, OR ANY SIGNIFICANT DELAY IN OBTAINING THESE APPROVALS, WOULD HARM OUR BUSINESS.

         On March 13, 2003, based on the recommendation of the Data and Safety Monitoring Board, we elected to review safety data prior to continuing enrolment in our HEMOLINK cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The Data and Safety Monitoring Board's recommendation was based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups reflective of myocardial infarctions. This observation from the cardiac trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution, we have also voluntarily suspended enrolment in our Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery. In June 2003, we completed an internal review which confirmed the observations of the Data and Safety Monitoring Board of an imbalance of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups and we elected to terminate the study early in order to conduct a full safety analysis. That analysis is continuing and our objective is to establish an agreement with the FDA in the fourth quarter of 2004 for a clinical path for HEMOLINK. No assurance can be given that the remaining Phase III clinical trials for HEMOLINK will be successfully completed, that the suspended Phase II clinical trials for HEMOLINK will be re-started, that HEMOLINK will receive all necessary regulatory approvals or that HEMOLINK will be successfully introduced into the market.

         Upon the successful conclusion of all requisite clinical trial activity, our ability to ultimately commercialize HEMOLINK is subject to regulatory approvals. If we market HEMOLINK in the United States, Europe and other international markets we will require separate regulatory approval from each jurisdiction. If we do not receive the appropriate regulatory approvals, we will not be able to market or sell HEMOLINK, and our business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. We cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.

         Some of our other products are at earlier stages of development. No assurance can be given that such products will receive approvals to undergo clinical trials, that clinical trials will be successfully completed in respect of such products, that such products will receive all necessary regulatory approvals or that such products will be successfully introduced into the market.

REGULATORY APPROVALS ARE REQUIRED FOR THERAPEUTIC PROTEIN PRODUCTS.

         The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where we use the Cascade to produce products that are already licensed in a given market, the requisite approval process should be abridged as compared to the approval process required for a novel product such as HEMOLINK. Under this abridged scenario, we or the party for whom we are manufacturing the product under contract will be required to undertake clinical trials to demonstrate that the given product is the "bio-equivalent" (i.e. displays the same or superior key therapeutic and safety qualities) as the licensed product it seeks to compete against. Where we seek to commercialize a novel product which does not have a licensed equivalent, a full scale clinical trial and approval process, similar to that for HEMOLINK, will be required. If we do not receive the appropriate regulatory approvals, we will not be able to market or sell these products, and our business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. We cannot guarantee that the regulatory authorities will approve any of the therapeutic products for the indications proposed.

WE MAY BE UNABLE TO DEVELOP AND MAINTAIN ADEQUATE SOURCES OF HEMOGLOBIN AND PLASMA.

         Hemoglobin

         Although we expect to be able to purchase sufficient quantities of human red blood cells to support the early stages of HEMOLINK's commercialization, we will need to develop other sources of hemoglobin if our source of supply is disrupted or if the market demand for HEMOLINK is greater than anticipated. We are advancing proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, our cell expansion technology is still in the early stages of development.

         We utilize a number of other raw materials and components that are currently provided by sole sourced suppliers. We will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure a continuous supply of key materials.

         Plasma

         The commercial activity contemplated under the strategic alliance with ProMetic calls for the discovery, development and manufacture of therapeutic and non-therapeutic products derived from human blood plasma. Plasma is one of several key products that are supplied through the donation of blood at blood collection centers. Following collection, plasma can be purchased in bulk quantities from a variety of suppliers, including the American Red Cross, on a global basis. The strategic alliance with ProMetic includes the agreement in principle of the American Red Cross to supply the requisite raw materials to us, and we are also permitted to source and purchase plasma from the supplier(s) of our choice on a worldwide basis. However, the terms and conditions of such supply by the American Red Cross are subject to further discussion and the negotiation and entering into of definitive agreements. If we cannot enter into these agreements, we would need to develop alternative sources of plasma. We cannot assure you that we could successfully develop these alternative sources. If we are unable to develop or maintain adequate sources of plasma, our business would be adversely affected.

OTHER RISKS

OUR FAILURE TO RETAIN AND ATTRACT PERSONNEL COULD HARM OUR BUSINESS, OPERATIONS AND PRODUCT DEVELOPMENT EFFORTS.

         Our products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Our success depends on our ability to attract, train and retain such personnel. The market for the highly trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. In addition, we terminated the employment of substantially all our employees, which restricts our current activity levels. In order for us to resume our clinical trials for HEMOLINK and implement the Cascade at commercial levels at our Meadowpine facility, we will require new employees who may not be available in the time frame required or at competitive compensation rates. If we fail to retain and/or attract qualified personnel, our business operations and product development efforts will suffer.

OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR OUR PRODUCTS. THIS COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

         We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology. However, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. Our patents, may be challenged, invalidated or designed around by third parties. Our patent applications may not issue as patents in a form that will be advantageous to us, or at all. If our intellectual property does not prove to have sufficient protection against competition, our competitors could compete more directly with us. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of non-disclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING THE PROPRIETARY RIGHTS OF OTHERS.

         Third parties may claim that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Our competitors or others may assert that our products and the methods we employ may be covered by patents held by them.

         In addition, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware, which may later result in issued patents which our products infringe. There could also be existing patents of which we are not aware that our products may infringe. As we commercialize our hemoglobin-based oxygen carriers and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against us may increase.

         If we lose a patent infringement lawsuit, we could be required to pay substantial monetary damages. Moreover, we could be prevented from selling our products unless we can obtain a license to use technology or ideas covered by any such patent or are able to redesign our products to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign our products to avoid any infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with health regulatory agencies, which could be time-consuming and expensive. We will be materially harmed if we are unable to successfully defend any infringement litigation relating to these patents or are unable to obtain any required license or sub-license to these patents. In addition, the costs and time commitments involved in litigation could harm our business.

IF WE ARE UNABLE TO DEVELOP NEW PRODUCTS TO KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS IN THE BIOMEDICAL FIELD, WE MAY NOT BE ABLE TO GENERATE ANY REVENUES OR ANY REVENUES WE DO GENERATE IN THE FUTURE MAY BE ADVERSELY AFFECTED.

         The biomedical field, which is the market for our products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards. We may not be successful in developing or introducing to the market new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the research and development and other expenses incurred to develop and test new products.

OUR BUSINESS WILL BE AFFECTED IF WE EXPERIENCE PRODUCT LIABILITY CLAIMS IN EXCESS OF OUR INSURANCE COVERAGE.

         The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. We maintain product liability insurance coverage in the total amount of $20 million relating to Phase I, II and III clinical trials. We intend to obtain more extensive coverage as the development of our products progresses. Our business would be adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

THE HEMOGLOBIN WE OBTAIN FOR OUR PRODUCTS COULD CONTAIN INFECTIOUS AGENTS.

         Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of HEMOLINK, the procedure by which the hemoglobin is purified includes a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While we are confident that our process has achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in the product or resist these stringent procedures. If the red blood cells we obtain contain infectious agents, it could result in a loss of, or a delay in, the commercialization of HEMOLINK. Such defects could cause adverse publicity, damage our reputation and impair our ability to market our products. In addition, we may be subject to significant liability claims.

IF WE ARE NOT ABLE TO COMPLY WITH NASDAQ'S MINIMUM BID PRICE REQUIREMENTS, OUR SHARES WILL LIKELY BE DELISTED FROM NASDAQ.


         On October 23, 2003, we received a Nasdaq National Market ("NASDAQ") staff determination indicating that we were not in compliance with the minimum bid price of U.S.$1.00 per share which is a requirement for continued listing on NASDAQ. Subsequently, on December 19, 2003, NASDAQ staff notified us that we had regained compliance with NASDAQ's minimum bid price requirement and were no longer subject to delisting for our past failure to meet this requirement. On June 21, 2004 we received a letter from NASDAQ informing us that we were not in compliance with the minimum bid price of U.S.$1.00 per share during the last 30 consecutive business days and we have until December 20, 2004 to regain compliance. If we do not regain compliance with the minimum bid price requirement by December 20, 2005 we may qualify, as of such date, for an additional 180 day extension of the compliance period to regain compliance. Although our shareholders approved a resolution giving our board of directors discretion to effect a consolidation of our shares, our board of directors may for other valid reasons not effect such consolidation. Should our share price continue to trade below the minimum bid price of U.S.$1.00 per share during the compliance period and our board of directors decide not to effect a share consolidation, we will likely be delisted from NASDAQ.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         The legal name of our company is Hemosol Corp. Hemosol Corp. was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to LPBP Inc. (formerly, Hemosol Inc.) which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario) or the OBCA. As a result of the Arrangement, effective from the Effective Time Hemosol Corp. became the successor to LPBP Inc. pursuant to Rule 12g-3(a) under the Exchange Act.

         We are a reporting issuer under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and our common shares are listed on The Toronto Stock Exchange under the symbol "HML" and on the Nasdaq National Market under the symbol "HMSL".

         Our registered and principal office is located at 2585 Meadowpine Blvd., Mississauga, Ontario Canada, L5N 8H9. Our telephone number is 905-286-6200.

RECENT DEVELOPMENTS

STRATEGIC ALLIANCE WITH PROMETIC

         On December 4, 2003, we announced that we had entered into a binding memorandum of understanding with ProMetic Biosciences Ltd., a wholly-owned subsidiary of ProMetic Life Sciences Inc. On June 2, 2004, we announced that we entered into definitive license and strategic alliance agreements with ProMetic Biosciences Inc., another wholly-owned subsidiary of ProMetic Life Sciences, which provide us with an exclusive North American license for a novel cascade purification process, referred to as the Cascade, developed by ProMetic and the American Red Cross to recover valuable proteins from human plasma. Together ProMetic Biosciences Ltd. and ProMetic Biosciences Inc. are referred to in this Annual Report as ProMetic. These agreements provide us with an exclusive North American license to use the Cascade and to market products derived from our use of the Cascade, subject to establishing and achieving certain performance thresholds. Under the terms of the strategic alliance, we have also agreed with ProMetic to work together to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other licensees of ProMetic outside of North America.

         As part of this alliance, the American Red Cross has committed in principle, subject to certain conditions and the negotiation of definitive agreements, to supply us with up to 500,000 liters of plasma annually for processing and purchase from us specific therapeutic products isolated using the Cascade.

         We expect to implement the Cascade at our Meadowpine facility over the coming months and be in a position to manufacture and sell clinical material by the end of 2005. Commercial scale implementation would follow with full scale commercial revenue anticipated to begin in late 2007 or early 2008. We do not expect this strategic alliance to interfere with current clinical development programs for HEMOLINK or with our objective to resume clinical trials for HEMOLINK.

         In addition to the two million shares that we issued to ProMetic in December 2003 and the one million common shares that we issued and $1.5 million that we paid to ProMetic in connection with the execution of the license and strategic alliance agreements, we will pay a staged license fee of $14 million in exchange for our rights to the Cascade. Discrete payments of this staged license fee will be due and payable by us to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones at approximately equal intervals over the next three years. The final milestone payment will consist of $5 million on account of the license fee and will be triggered by the receipt of regulatory approval for the commercial sale of the first product produced using the Cascade.

         In addition to the license fee, we will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end-users.

         See Item 4.B. "Information on the Company--Business Overview" and Item 5.F. "Operating and Financial Review and Prospects--Tabular Disclosure of Contractual Obligations" for additional details regarding the ProMetic strategic alliance. In addition, see Item 3.D. "Key Information--Risk Factors--Risks Associated with the Strategic Alliance with ProMetic" for various risks relating the strategic alliance.

ARRANGEMENT WITH MDS INC.

         On April 30, 2004, we completed the Arrangement which involved a reorganization of our blood products business and MDS's Ontario clinical laboratory services business. The Arrangement provided a $16 million cash infusion into our business through the utilization of our accumulated and unutilized income tax losses and other tax assets. This cash infusion will enable us to continue our initiatives for our business, including the further development of HEMOLINK and other blood product candidates, as well as advance the implementation of our strategic alliance with ProMetic. As a result of the Arrangement, effective from the Effective Time, Hemosol Corp. became the successor to Hemosol Inc. (which was subsequently renamed LPBP Inc. after the Arrangement became effective) pursuant to Rule 12g-3(a) under the Exchange Act. Pursuant to the Arrangement effective as of the Effective Time:

          >> The business of Hemosol Inc. (the "Blood Products Business") was transferred to Hemosol LP, a newly formed Ontario limited partnership, and Hemosol LP assumed all liabilities of the Blood Products Business. Approximately 93% of the partnership interests in Hemosol LP is owned by Hemosol Corp. and approximately 7% of the partnership interests in Hemosol LP is owned by LPBP Inc. Hemosol Corp. controls Hemosol LP as the general partner and LPBP Inc. is a limited partner.

          >> MDS transferred certain assets relating to its Ontario clinical laboratory services business to a new formed Ontario limited partnership (the "Labs Partnership"). LPBP Inc. owns 99.99% of the partnership interests in the Labs Partnership and MDS indirectly owns 0.01% of the partnership interests in the Labs Partnership. MDS controls the Labs Partnership as the general partner and LPBP Inc. is a limited partner.

          >> Hemosol Corp. received cash redemption proceeds of $16 million on April 30, 2004, the date of closing of the Arrangement, from LPBP Inc., of which $1 million of such proceeds are held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP Inc. which arise within the one-year period following April 30, 2004.

          >> MDS surrendered 500,000 of its Tranche A Warrants (as defined below) and 2,000,000 of its Tranche B Warrants (as defined below), through the following steps:

               o MDS's Tranche A Warrants to purchase up to 6,000,000 Hemosol Inc. common shares were replaced with warrants to purchase up to 5,500,000 Hemosol Corp. common shares, on analogous terms (subject to an adjustment to the exercise price by $0.04 per Tranche A Warrant).

               o MDS's existing right to receive Tranche B Warrants to purchase up to 4,000,000 Hemosol Inc. common shares in certain circumstances were replaced with the right to receive warrants to purchase up to 2,000,000 Hemosol Corp. common shares, on analogous terms (subject to an adjustment to the exercise price by $0.04 per Tranche B Warrant).

          >> Shareholders of Hemosol Inc., including MDS, effectively exchanged each Hemosol Inc. common share for one Hemosol Corp. common share and one Class A common share of LPBP Inc. (each, a "LPBP Class A Share"). The share ownership of Hemosol Corp. immediately after the Effective Time mirrored Hemosol Inc.'s share ownership immediately prior to the Effective Time.

               o Outstanding convertible securities of Hemosol Inc. became convertible securities to purchase common shares of Hemosol Corp. on identical terms (other than a reduction of the exercise price by $0.04 per share to account for the fact that convertible security holders will not be entitled to receive Class A common shares of Labco on exercise).

               o Stock options of Hemosol Inc. were replaced with stock options to purchase common shares of Hemosol Corp. with the same vesting and exercise terms and an exercise price equal to the exercise price of the existing stock option less $0.04, except that certain holders of our stock options received stock options to purchase common shares of Hemosol Corp. in respect of stock options that were conditionally granted to them in 2003 as a retention incentive and not in respect of other stock options.

          >> As a result of the Arrangement, shareholders of Hemosol Inc., excluding MDS and its subsidiaries (the "Public Shareholders"), hold 0.44% of the equity of LPBP Inc. through the holding of LPBP Class A Shares (representing not less than 52.5% of the voting securities of LPBP Inc.) and MDS holds 99.56% of the equity of LPBP Inc. through the holding of LPBP Class A Shares and Class B non-voting shares of LPBP Inc. (representing not more than 47.5% of the voting securities of LPBP Inc. in the aggregate).

          >> LPBP Inc. will utilize its undeducted balances of Ontario and federal non-capital losses, federal scientific research and experimental development deductions, federal investment tax credits and Ontario scientific research and experimental development deductions against income that it receives from the Labs Partnership and Hemosol LP.

         The Arrangement was approved by more than two-thirds of the votes cast by Hemosol Inc. shareholders, warrant holders (excluding MDS in its capacity as warrant holder) and holders of Compensation Options (collectively, the "Securityholders") at an annual and special meeting held for such purpose on April 20, 2004, and by a majority of the votes cast by minority shareholders voting at the meeting (which minority shareholders excluded MDS and certain entities related to MDS). The Arrangement was subsequently approved by the Superior Court of Justice of Ontario on April 29, 2004. On March 19, 2004, we mailed to Securityholders a management information circular (the "Circular") describing the Arrangement. On March 19, 2004, Hemosol Inc., MDS and an entity related to MDS filed with the Securities and Exchange Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3, as subsequently amended, in respect of the Arrangement, and the Circular and other documents relevant to the Arrangement were filed as exhibits thereto.

RECENT FINANCING ACTIVITIES

         On November 28, 2003, we completed the Special Warrant Offering of 7,200,000 Series A Special Warrants and 641,800 Series B Special Warrants through Loewen, Ondaatje, McCutcheon Limited and Vengate Capital Partners Company, as agents (collectively, the "Agents"). The Special Warrants were issued at a purchase price of $0.75 per Special Warrant for gross proceeds of $5,881,350, including the escrowed funds which we received on January 23, 2004. Each Special Warrant entitled the holder to acquire, at no additional cost, one common share and one-half of one common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one common share at an exercise price of $0.90 per common share at any time prior to November 28, 2006, unless the volume-weighted average share price of a common share is $2.25 or more for 20 consecutive trading days, in which case the Warrants must be exercised within 30 days of the date of notice by us of such event.

         For their services in connection with the Special Warrant Offering, the Agents were paid a commission equal to 7% of the gross proceeds in respect of the sale of the Special Warrants. As an additional fee to the Agents, we issued to the Agents broker warrants exercisable into a total of 392,090 compensation options (the "Compensation Options"). Each Compensation Option entitles the holder thereof to purchase one common share and one-half of one Warrant at a price of $0.75 exercisable at any time prior to November 28, 2006, unless the volume-weighted average share price of a common share is $2.25 or more for 20 consecutive trading days, in which case the Warrants must be exercised within 30 days of the date of notice by us of such event.

         A final prospectus qualifying the distribution of: (i) up to 7,841,800 common shares and up to 3,920,900 Warrants issuable upon the exercise of the Special Warrants and (ii) 392,090 Compensation Options, was filed in the provinces of Ontario and Alberta on January 13, 2004 and receipted on January 15, 2004. Following shareholder approval at the special meeting of Shareholders held on January 22, 2004, the Special Warrants were exercised, for no additional consideration, into 7,841,800 common shares and 3,920,890 Warrants, and the broker warrants of the Agents were exercised, for no additional consideration, into Compensation Options.

Exemption from Nasdaq Marketplace Rule 4350(i)(10)(D)(ii)

         In connection with this offering, we applied for an exemption from Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) which requires an issuer to obtain shareholder approval prior to the issuance of common stock (or securities convertible or exchangeable into common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book value or market value of the stock. We sought an exemption from this shareholder approval requirement based on Nasdaq Marketplace Rule 4350(a), which provides that no provision of Rule 4350 shall be construed to require any foreign issuer to do any act that is contrary to "a law, rule or regulation of any public authority exercising jurisdiction over such issuer or that is contrary to generally accepted business practices in the issuer's country of domicile." In Canada, pursuant to the rules and policies of The Toronto Stock Exchange (the "TSX"), shareholder approval is only required for a private placement of shares in excess of 25% during any six-month period. On November 10, 2003, we received written confirmation from the TSX approving the private placement and listing of the common shares. Nasdaq approved our request for an exemption to Marketplace Rule 4350(i)(1)(D)(ii) on November 26, 2003.

Other Financing Activities

         In April 2002, we issued 4,900,000 units pursuant to a public offering in Canada at $4.50 per unit for gross proceeds of $22,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $5.50. The warrants expired on April 18, 2003 and were not exercised.

         In March 2001, we issued 8,050,000 common shares pursuant to a public offering in the United States and Canada at U.S.$8.78 per common share for gross proceeds of U.S.$70,679,000.

         Hemosol has incurred losses every year since its inception, and has a cumulative deficit of $253 million as at December 31, 2003.

NASDAQ LISTING QUALIFICATIONS PANEL HEARING

         On October 23, 2003, we received a Nasdaq staff determination indicating that we were not in compliance with the minimum bid price of U.S.$1.00 per share which is a requirement for continued listing on NASDAQ. Since we were not able to achieve compliance with this requirement during the six-month period ended October 22, 2003, NASDAQ staff indicated that our shares were subject to delisting from NASDAQ. Subsequently, beginning December 4, 2003, we achieved a minimum bid price on NASDAQ above the U.S.$1.00 per share minimum bid price requirement. Consequently, on December 19, 2003, NASDAQ staff notified us that we had regained compliance with NASDAQ's minimum bid price requirement and were no longer subject to delisting for our past failure to meet this requirement.

         On June 21, 2004 we received a letter from NASDAQ informing us that we were not in compliance with the minimum bid price of U.S.$1.00 per share during the last 30 consecutive business days and we have until December 20, 2004 to regain compliance. If we do not regain compliance with the minimum bid price requirement by December 20, 2005 we may qualify, as of such date, for an additional 180 day extension of the compliance period to regain compliance.

SHARE CONSOLIDATION

         At the special meeting of our shareholders held on January 22, 2004, our shareholders adopted a special resolution approving an amendment to the articles of Hemosol to give the board of directors discretion to consolidate the issued and outstanding Hemosol common shares on the basis of a ratio within the range of one post-consolidation Hemosol common share for every two pre-consolidation Hemosol common shares to one post-consolidation Hemosol common share for every four pre-consolidation Hemosol common shares, with the ratio to be selected and implemented by the board of directors of Hemosol in its sole discretion, at any time prior to January 22, 2005.

CAPITAL EXPENDITURES

         During the last three fiscal years we have invested $71.5 million in developing HEMOLINK and $78.4 million in capital expenditures, of which $74.7 million was related to our Meadowpine facility and $3.7 million was related to production equipment, information technology and various lab equipment expenditures.

         Currently, we are investing $500,000 in capital expenditures. The majority of our investments will be used to proceed with the non-clinical analysis of HEMOLINK, for further development of product candidates and to satisfy general working capital purposes.

OTHER

         Since January 1, 2002 there have been no indication of any public takeover offers by third parties in respect of our shares.

B.       BUSINESS OVERVIEW.

GENERAL DEVELOPMENTS

         We are an integrated biopharmaceutical company focused on the discovery and development of products based on human blood proteins. We have a range of products in development, including our principal oxygen therapeutic product, HEMOLINK, a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute). HEMOLINK is designed to sustain life by delivering oxygen immediately, effectively, and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. HEMOLINK is created through a series of purification processes which separate the hemoglobin from red blood cells, reducing the risk of viral contamination compared to a unit of donor red blood cells.

         We are also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through our cell expansion and stem cell research activities. In addition to the products currently under development, we intend to use our Meadowpine Facility to produce therapeutic plasma-based proteins. We also continue to advance a number of initiatives to generate revenue in the near term through the provision of blood-related manufacturing services to biotechnology and biopharmaceutical companies. To date, we have not yet sold any manufacturing services.

         In general, the development of our products commences with discovery research followed by pre-clinical studies. Following the generation of data in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. Clinical trials are generally conducted in three sequential phases. Phase I clinical trials are initial studies in humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug interactions of a product. In order to seek approval to market a product in the United States and Canada after the satisfactory completion of the clinical trial process, a Biologics License Application is submitted to the Centre for Biologics Evaluation and Research at the U.S. Food & Drug Administration (the "FDA") and a new drug submission is submitted to Health Canada's Biologics and Genetic Therapies Directorate. Following review of the license applications, the manufacturing and testing facilities undergo on-site inspections and, if everything is deemed satisfactory, a marketing license is issued.

         Set forth below is a chart summarizing the products currently being developed by us.


                                 [TABLE OMITTED]


         HEMOLINK is a highly purified human-derived oxygen therapeutic, designed to deliver oxygen immediately, effectively and safely to the body's tissues and organs. Potential benefits of HEMOLINK therapy include:

          o    immediate efficient oxygen delivery to vital organs and tissues;

          o    universal compatibility with all blood types;

          o greater assurance of safety from viral and bacterial contamination;

          o a reduced risk of allergic or immune reaction compared to donor red blood cells; and

          o an extended shelf-life of approximately 30 months compared to 42 days for donor red blood cells.

         We believe that these potential benefits will provide the medical community and the public with new ways to sustain life, and avoid the effects of acute anemia while avoiding or reducing patient exposure to donor blood.

MARKET DRIVERS FOR HEMOLINK

         Hemoglobin is a protein found in red blood cells, the active carrier of oxygen from the lungs to the body's tissues. This delivery of oxygen is essential to sustain life. Anemia is a clinical condition experienced by individuals with low hemoglobin levels. Anemia results from the loss of circulating red blood cells and can be chronic (long-term) or acute (short-term). Acute anemia can either be of surgical origin, when blood is lost during surgery, or of medical origin, when normal red blood cell production is interrupted either by a disease or its treatment. Acute anemia is a serious clinical situation, particularly when the hemoglobin deficiency is profound or if the patient is medically compromised. Donor red blood cell transfusion is currently the only accessible treatment option to attempt to regain adequate oxygen delivery for most patients suffering from acute anemia.

         Current transfusion practice with donor red blood cells is associated with several areas of concern and is subject to limitations. These include:

          >> DIMINISHED OXYGEN DELIVERY CAPACITY OF DONOR RED BLOOD CELLS. The ability of donor red blood cells to offload oxygen efficiently begins to deteriorate immediately upon collection. The longer donor red blood cells are stored, the greater this deterioration and the longer it takes donor red blood cells to regain maximum oxygen offloading capability. Donor red blood cells that have been stored for more than 14 days are often viewed as having seriously impaired value as a therapy for acute anemia.

          >> RISK OF BLOOD TYPE MISMATCH REACTION. The membranes of red blood cells contain molecules that determine blood type. Before blood can be given to a patient, it must be grouped and cross-matched to ensure it is of the correct type. Cross-matching refers to the matching of donor whole blood to the recipient's blood type. If not matched and typed correctly, a unit of donor blood can cause a serious and sometimes fatal reaction in the recipient. Cross-matching is a labor-intensive and time-consuming process susceptible to human error.

          >> POTENTIAL ADVERSE IMMUNE REACTIONS. Red blood cells or other cells present in a transfusion of donor blood can suppress a recipient's immune system, resulting in an increased risk of post-surgical infection. In addition, donor blood transfusions can result in the development of antibodies that may make cross-matching more difficult or may result in immune reactions. Patients frequently receive blood from several different donors during a surgical procedure, increasing the chance of such immune reactions.

          >> RISK OF TRANSMISSION OF INFECTIOUS DISEASES. Transmission of blood-borne infectious diseases has historically been a concern with donor red blood cells. Although improved testing and screening methods have significantly reduced the risk of transmission of infectious agents, such as HIV and hepatitis, there is currently no 100% effective method for detecting blood-borne diseases or for sterilizing donor blood. As a result, the risk of disease transmission from donor blood is an ongoing concern to physicians and patients.

          >> LIMITED STORAGE AND BURDENSOME INVENTORY MANAGEMENT. Current transfusion standards require donor blood to be stored under refrigerated conditions for not more than 42 days. At room temperature, the shelf life of red blood cells is less than 24 hours. Donor red blood cells must also be administered to the patient within two hours after being removed from refrigeration. Given its limited storage life, it is not practical to stockpile large supplies of donor blood. Although freezing can extend the storage life of red blood cells, the freezing and thawing process requires chemical treatment of these cells. In addition, all hospitals impose strict administrative and procedural regulations on donor blood, including:

               o each individual unit must be carefully tracked from the blood bank to the point of transfusion;

               o each unit of blood transfused requires confirmation, usually from two nurses, that the unit is given to the correct patient; and

               o the recipient must be monitored by a nurse, both during transfusion and for a period of time after each transfusion.

                    As a result of these factors, hospitals must devote significant human and financial resources to managing their inventory of donor blood.

          >> INCREASINGLY FREQUENT BLOOD SUPPLY SHORTAGES. The demand for donor blood has been steadily increasing as a result of an aging population and an increase in the number of blood-intensive procedures, such as organ transplants. In contrast, the overall supply of donor blood has been steadily decreasing due to a declining donor base and more stringent donor screening. Although the National Blood Data Resource Centre has indicated that the demand for donor blood has been increasing by approximately 1% annually, the supply of donor blood in North America has been declining since 1992, effectively narrowing the margin of surplus blood and creating supply shortage concerns. Statements by the American Red Cross indicate that local and regional shortages of donor blood are becoming increasingly common.

         We believe that the availability of a hemoglobin-based product designed to act as an oxygen carrier that would address and alleviate these concerns would find immediate medical application and commercial demand.

         We have made progress towards developing a commercially viable life-sustaining oxygen therapeutic called HEMOLINK. The development efforts for HEMOLINK have concentrated on two basic technologies: (i) purifying the hemoglobin extracted from human red blood cells to remove contaminating material; and (ii) cross-linking and polymerizing the hemoglobin in a stable form to provide oxygen-carrying properties.

         HEMOLINK is created through a series of proprietary purification processes that separate the hemoglobin from red blood cells, significantly reducing the risk of viral contamination compared to a unit of donor red blood cells. We currently obtain hemoglobin from fully tested, outdated or fresh human red blood cells, which are then washed to remove plasma and other residual blood components. The red blood cells are broken apart to release the hemoglobin, which is then extensively purified. The purification process includes steps which have been demonstrated to destroy or remove infectious agents, such as blood-borne viruses and bacteria that may have eluded extensive testing at the collection site.

         In its natural environment within the red blood cell, hemoglobin alternates between two molecular shapes, permitting oxygen to be bound in the lungs and released in peripheral circulation. For cell-free hemoglobin to be effective as an oxygen carrier, it must be modified and chemically stabilized. We chemically modify the highly purified hemoglobin through a process called cross-linking, using a reagent prepared from raffinose, a sugar molecule. This reagent forms linkages between the hemoglobin molecules to produce hemoglobin polymers. This process creates stable links both within and between the hemoglobin molecules, allowing for efficient oxygen delivery, prolonged circulation time and extended shelf-life. The initial technology relating to cross-linking evolved from basic scientific research conducted in the early 1980s at Canada's Department of National Defence, which has licensed the technology exclusively to us. The final product is natural-sourced and ultra-purified, free from elements of the red cell membrane as well as from other blood components, and can be used regardless of blood type.

HEMOLINK:  POTENTIAL APPLICATIONS

         Oxygen therapeutics were initially projected to find clinical application in conditions where red blood cells are currently used. However, these products are also optimally suited to sustaining life in clinical conditions where the use of red blood cells can be either ineffective or inappropriate.

         Scheduled surgery constitutes the most appropriate clinical model to evaluate hemoglobin replacement products in a controlled fashion and provide data directly applicable in the development of trials for other situations of acute hemoglobin deficiency. Potential applications for oxygen therapeutics include the following:

          >> SCHEDULED SURGERY. Routine surgical procedures requiring transfusion of blood donated by another individual carry a small risk of infection as well as the risk of mismatched transfusions and reactions to other components present in red blood cells. Also, donor red blood cells are not always available when needed. Scheduled surgeries are sometimes postponed because there is no supply of a specific type of donor red blood cells. For these reasons, a safe, universally compatible hemoglobin replacement product is an attractive alternative to donor blood during scheduled surgery.

          >> ACUTE ANEMIA. For anemic patients who require an exogenous source of erythropoietin to stimulate the production of red blood cells, hemoglobin replacement products may play an important role. Erythropoietin is used to treat anemia caused by renal insufficiency or surgery. Erythropoietin activates the production of red cells over a 10 to 14 day period. Before the benefits of erythropoietin are realized, HEMOLINK could fill an important clinical need by providing a source of exogenous, highly purified and effective hemoglobin until the body's natural process of red blood cell production, stimulated by erythropoietin, produces mature red cells at adequate levels in the circulation.

          >> ISCHEMIC RESCUE. Ischemia refers to inadequate blood flow to a tissue or organ, often caused by vessel blockage, leading to oxygen deprivation. Ischemic rescue refers to overcoming the damaging ischemic effects through restoration of tissue perfusion, permitting restoration of oxygen delivery (e.g., with an oxygen carrier small enough to bypass a vessel blockage). In various clinical situations of ischemia, including myocardial infarction, stroke or in sickle cell anemia patients, hemoglobin-based oxygen carriers may be able to provide oxygen to the affected tissues due to their small size. The circulating hemoglobin-based oxygen carrier may be able to bypass the blockage and thus reduce the amount of oxygen-deprived tissue.

          >> CHEMOTHERAPY INDUCED ANEMIA ("CIA"). Many chemotherapy treatments induce anemia as a side-effect. Our research suggests that HEMOLINK in low volumes could effectively augment the treatment regime for CIA for patients that do not respond to existing CIA therapies.

HEMOLINK:  CLINICAL TRIALS

GENERAL

         In general, the development of products such as HEMOLINK commences with discovery research followed by pre-clinical studies. Based on the data generated in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. Clinical trials are normally conducted in three sequential phases. Initially, Phase I clinical trials are conducted on humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug interactions of a product.

         After the satisfactory completion of the clinical trial process, a new drug submission is submitted to the health regulators in the United States, Europe, Canada or other jurisdictions where marketing approval is sought. Following review of these license applications, each regulator will inspect or otherwise assess an applicant's manufacturing and testing facilities and, if everything is deemed satisfactory, that regulator will license the facilities.

         To date, we have completed eight clinical trials of HEMOLINK:

          o four in cardiovascular surgery, including a pivotal Phase III clinical trial in Canada and the United Kingdom in cardiac bypass grafting surgery;

          o    two in orthopedic surgery;

          o    one in anemia; and

          o    one in healthy volunteers.

           A pivotal Phase III clinical trial for HEMOLINK was completed in Canada and the U.K. in March 2000. Based on the results of this trial, we sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as coronary artery bypass grafting, and were granted priority review status. However, we were advised in March 2002 by Health Canada that there was insufficient data to license HEMOLINK for marketing in Canada. Similarly, a regulatory submission for the United Kingdom was filed in February 2001. Following an initial review of this submission, the U.K. regulatory authorities requested additional information primarily related to supplementing the clinical experience sections with additional studies. This submission remains open and further regulatory agency reviews are awaiting filing of supplemental clinical trial data. We also continue to evaluate this situation and will determine our U.K. regulatory strategy once the outcome of our non-clinical studies is determined.

         To support sales of HEMOLINK in the key U.S. market, we completed the construction and commissioning of the manufacturing portion our Meadowpine facility, with an annual capacity of 300,000 units of HEMOLINK, although validation of the facility is still ongoing. In light of the recent cessation of clinical trial activity and the refocusing of our Meadowpine facility pursuant to our strategy to seize commercial opportunities presented by the strategic alliance with ProMetic and by providing manufacturing services, production of HEMOLINK at a large commercial scale may require the use of third party manufacturing facilities in addition to our own manufacturing facilities.

         At the beginning of 2003, we were conducting two Phase II clinical trials in the United States, one for the use of HEMOLINK in patients undergoing primary cardiac bypass grafting surgery (HLK 213/304) and the other in patients undergoing high blood loss orthopedic surgery (HLK 210). At that time, we also had approval from the FDA to conduct two additional Phase II trials in the United States - the HLK 211 chemotherapy-induced anemia trial and the HLK 299 severe acute anemia trial.

         In March 2003, following the receipt of information from the Data and Safety Monitoring Board for the Phase II clinical trial for the use of HEMOLINK in primary cardiac bypass grafting surgery (HLK 213/304), we elected to halt enrolment of patients in the study at 152 patients (slightly lower than the originally planned enrolment of 180 patients) pending a review of safety data. The Data and Safety Monitoring Board `s comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the Data and Safety Monitoring Board had cleared the trial to continue following the third and final interim safety review, its further review of data indicated that there might be potential for an increase in certain cardiac adverse events in the HEMOLINK group. As a precaution, we also voluntarily suspended enrolment in the Phase II clinical trial involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery (HLK 210). At the time of these suspensions, we had received approval from the United States Food & Drug Administration (the "FDA") to conduct two additional phase II trials in the United States - HLK 211 chemotherapy related anemia trial and HLK 299 severe acute anemia trial.

         In June 2003, we completed our internal review of data generated from the cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The review confirmed the observation made by the Data and Safety Monitoring Board of an imbalance of the incidence of certain adverse events between the HEMOLINK and control groups with a higher number occurring in the HEMOLINK group. It is unclear what role HEMOLINK played in causing the imbalance. As expected, limiting enrolment decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

         We elected to terminate the HLK 213/304 trial early in order to conduct a full safety analysis and initiate a comprehensive process aimed at completely understanding the data in the context of the observations made by the Data and Safety Monitoring Board. Among the elements of this process was the creation of an Independent Safety Review Committee (the "ISRC") to review the safety data from the HLK 213/304 trial in order to assist us in identifying the cause of the imbalances found by the Data and Safety Monitoring Board. The ISRC was comprised of experts in their respective fields of transfusion medicine, cardiology, anaesthesiology, cardiac surgery and biostatics. Concurrently with the ISRC review, our Scientific Advisory Board, in conjunction with our internal personnel, undertook its own evaluation of the safety data.

         Both the ISRC and the Scientific Advisory Board have now completed their reviews. Based on the final findings of the ISRC and the Scientific Advisory Board, we believe that we need to complete additional non-clinical work prior to re-initiating the clinical trials. This process is under way and we will continue to advance non-clinical analyses on HEMOLINK that include both in vitro and in vivo studies. Such process will also involve further discussions with regulatory agencies. We intend to review our plans with the FDA in 2004 with the objective of establishing agreement on the clinical path for HEMOLINK in the fourth quarter of 2004. We do not expect to expend significant amounts of our resources on this work and further clinical and commercial development will depend on (i) the outcome of discussions with the relevant regulatory agencies,
(ii) financial resources and (iii) the success of partnering activities. We have significant knowledge in the area of oxygen therapeutics and continue to believe that HEMOLINK may prove to be a valuable therapeutic to treat a variety of indications, including anemia caused by chemotherapy or blood replacement for patients with life-threatening blood loss.

         In addition, following the decision to place HEMOLINK on clinical hold, we have expanded our long term strategic focus to include the discovery, development and manufacture of a wide array of products derived from human blood proteins, as evidenced by our strategic alliance with ProMetic.

CLINICAL HIGHLIGHTS

         Clinical activity with respect to HEMOLINK commenced with a Phase I study in 1995. To date, one Phase I trial, six Phase II trials and one Phase III trial have been completed. A summary of recent clinical trial activity is set out below:

          >> In February 1999, we filed Investigational New Drug applications with Canadian, United States and United Kingdom regulatory authorities for Phase III clinical trials for HEMOLINK in patients undergoing cardiac bypass grafting surgery. We were cleared in the United Kingdom in March 1999 and in Canada in April 1999 to commence a Phase III clinical trial for HEMOLINK. This trial was completed in Canada and the United Kingdom and safety and efficacy data was reported in the second quarter of 2000. A U.S. Phase III cardiac bypass grafting trial was started in the fourth quarter of 2000.

          >> In July 2000, based on the successful results of the Phase III clinical trial in Canada and the United Kingdom, we submitted a new drug submission to Health Canada. This application sought approval to market HEMOLINK for use in scheduled surgery, such as cardiac bypass grafting, to avoid or reduce the use of donor red blood cells. On August 25, 2000, Health Canada granted priority review status to the HEMOLINK new drug submission. On April 25, 2001, we announced that Health Canada had completed its first review of its new drug submission. Health Canada provided us with a comprehensive set of questions relating to the new drug submission which we subsequently responded to.

          >> Following completion of a Phase III trial, we filed a Marketing Authorization Application with the U.K. Medicines Control Agency in February 2001 in order to obtain final approval to market HEMOLINK in the United Kingdom. Following an initial review of this submission, the U.K. regulatory authorities requested additional information primarily related to supplementing the clinical experience sections with additional studies. This submission remains open and further regulatory agency reviews are awaiting filing of supplemental clinical trial data.

          >> On August 13, 2001, we received notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. As a result of these discussions with the FDA, we suspended this trial in order to develop and undertake a more comprehensive Phase II trial that would, in turn, more effectively ground the resumption of a Phase III clinical trial protocol for HEMOLINK.

          >> On November 21, 2001, we received approval from the FDA to begin the aforementioned more comprehensive Phase II clinical trial with HEMOLINK (HLK 213) in primary cardiac bypass grafting surgery. This trial was planned to include 180 patients undergoing primary cardiac bypass grafting surgery at approximately 40 centers in the United States, the United Kingdom and Canada.

          >> On January 31, 2002, the FDA notified us that we could proceed with the Phase II trial in "re-do" cardiac bypass grafting surgery. This two-armed study planned to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centers in the United States.

          >> On March 20, 2002, Health Canada advised us that our Canadian new drug submission for HEMOLINK had not been approved for marketing in Canada. Health Canada advised us that it would require additional data in a re-filed new drug submission.

          >> On March 26, 2002, the FDA notified us that we were cleared to begin a Phase II clinical trial (HLK 211) of HEMOLINK as a treatment for chemotherapy-induced anemia. The single-blind, dose-comparison study was designed to evaluate the safety and tolerability of a short course of HEMOLINK in 50 patients in the United States with lung or ovarian cancer who were being treated with erythropoietin for chemotherapy-induced anemia.

          >> On April 10, 2002, Health Canada advised us that we could proceed in Canada with our Phase II trial in primary cardiac bypass grafting surgery and the planned Phase II trial in "re-do" cardiac bypass grafting surgery.

          >> In November 2002, we received clearance from the FDA to begin a Phase II clinical trial (HLK 210) to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, we expected that the primary cardiac bypass grafting surgery trial, along with this new orthopedic surgery trial, would form the basis for the initiation of our Phase III program, pivotal for approval to market HEMOLINK in the United States. The completion of the ongoing "re-do" cardiac bypass grafting surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

          >> In February 2003, we received clearance from the FDA to proceed with a trial to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life-threatening blood loss) (HLK 299), for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

          >> In March 2003, we suspended the primary cardiac bypass grafting surgery (HLK 213/304) and high blood loss orthopedic surgery (HLK
               210) Phase II clinical trials that we were conducting in the United States. We have also suspended all steps towards initiating Phase II clinical trials in patients with severe acute anemia (HLK 299) and chemotherapy-induced anemia (HLK 211). As of April 2004, none of these trials are actively enrolling new patients pending the completion of additional non-clinical studies and discussions with the relevant regulatory agencies.

BIO-MANUFACTURING

         Following the decision to suspend all HEMOLINK clinical trials, we have expanded our long-term strategic focus to include the discovery, development and manufacture of a wide array of products derived from human blood proteins, as evidenced by the strategic alliance with ProMetic.

         We are actively pursuing opportunities to generate revenues and reduce our cash burn over the short to mid-term by using our Meadowpine Facility to provide bio-manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. We believe that there is considerable demand for the services that we can offer by combining our Meadowpine Facility with the considerable experience our employees can provide with respect to the manufacture of blood-related products.

STRATEGIC ALLIANCE WITH PROMETIC

         On December 4, 2003, we announced that we had entered into a memorandum of understanding with ProMetic and, on June 2, 2004, we announced that we entered into definitive license and strategic alliance agreements with ProMetic to implement and commercialize the Cascade, a novel cascade purification process developed by ProMetic and the American Red Cross to recover valuable proteins from human plasma. These agreements provide us with an exclusive North American license for the Cascade, subject to establishing and achieving certain performance thresholds. Under the terms of the strategic alliance, we have also agreed with ProMetic to work together to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other licensees of ProMetic outside of North America. The principal commercial terms of the strategic alliance, as set out in the definitive license and strategic alliance agreements, will:

          o allow us to source plasma on a worldwide basis from suppliers of our choice, including the American Red Cross; and

          o permit us to sell all products that we isolate from plasma by the Cascade to parties of our choosing located anywhere in North America. We and ProMetic will work together to maximize the commercial potential of this important market.

         The Cascade process was developed under the existing strategic alliance between ProMetic and the American Red Cross that was formed in February 2003 to co-develop and license to third parties proprietary technology for protein purification to recover valuable therapeutic proteins from human blood plasma. The Cascade process integrates novel technologies in a sequence which is expected to significantly improve both the yield and range of valuable proteins capable of being isolated from human plasma. The commercial drivers underlying our use of this technology are:

          o the Cascade's ability to potentially narrow the increasing gap between the growing demand for these products and the inherent limitations in traditional fractionation methods; and

          o the opportunity the technology provides to identify and recover novel therapeutic proteins which may have significant commercial potential and which are not recoverable using conventional plasma fractionation methods.

         We are the first licensee of this technology and its exclusive user to manufacture products for sale into the North American market, which is the largest single market for plasma-based proteins. This exclusivity is subject to establishing and achieving certain performance thresholds. Commercial sales of therapeutic products manufactured using the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated.

         In addition to full-scale commercial production in North America, we believe we will be capable of securing interim and supplementary revenues by supplying clinical trial materials to the American Red Cross and future Cascade licensees worldwide. We plan to produce these clinical trial materials and receive interim revenues therefrom in advance of receiving regulatory approval for the large scale commercial production and sale of products derived under the Cascade. Access to clinical materials by the American Red Cross and subsequent licensees of the Cascade will be key to accelerating the approval processes for these products with the applicable regulatory bodies in each subsequent licensee's jurisdiction.

         In addition to potentially providing us with the opportunity to participate in the existing and growing market for therapeutic proteins with products that have demonstrated strong demand, we believe that the strategic alliance with ProMetic will also enhance our ongoing development of oxygen therapeutics, such as HEMOLINK, as well as other products in our drug development pipeline. We believe the strategic alliance will not interfere with the current development programs for HEMOLINK or with our objective to establish the clinical path forward for HEMOLINK in the fourth quarter of 2004.

OTHER PRODUCTS IN DEVELOPMENT

         We have a diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of our scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin, a protein, has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

         We have broad patent protection for this platform technology, including three U.S. patents and related international patents and patent applications. Where appropriate, we have filed patent applications in Canada, the United States and Europe for these technologies. We have also acquired key patents to broaden our intellectual property protection in hemoglobin-based drug delivery.

HIGH VOLUME BLOOD LOSS INDICATION

         We are developing HRC 101 as a potential treatment for high-volume and post-surgical blood loss. Invasive surgical procedures and trauma can result in the loss of substantial amounts of blood, leading to acute anemia and complications resulting from severely reduced blood pressure. The current practice for treating high-volume blood loss often involves the infusion of non-oxygen carrying volume expanders that, while restoring the patient's blood volume, do not address the accompanying anemia and requirement for tissue oxygenation.

         HRC 101 is a proprietary high molecular weight conjugate comprised of a chemically modified approved volume expander called hydroxyethyl starch (HES) and purified human hemoglobin. HRC 101 is designed to combine the volume-expansion capabilities of HES and the oxygen-delivery capabilities of hemoglobin to restore and maintain blood volume and to provide extended oxygen delivery to tissues. We have conducted extensive pre-clinical screening of several proprietary formulations of HRC 101. Advances have also been made in the development of a commercially scaleable process.

ISCHEMIA-REPERFUSION INJURY INDICATION

         HRC 102 is an hemoglobin-based oxygen carrier developed by our scientists designed to prevent oxidative stress while simultaneously providing necessary oxygen to tissue. Oxidative stress is a serious cause of tissue damage resulting from the rapid reoxygenation of tissue during certain surgical procedures and is associated with pathological conditions and complications of organ transplantation. This condition is often referred to as ischemia-reperfusion injury. The oxidative stress results from the formation of reactive oxygen species at the site of reoxygenation, resulting in tissue damage. However, such reactive oxygen species may be effectively neutralized by antioxidants. HRC 102 is a proprietary conjugate of cross-linked hemoglobin and a powerful antioxidant based on vitamin E. Unlike red blood cells, which are not easily modified, anti-oxidants may be readily attached to hemoglobin to create a product that delivers oxygen while simultaneously locating anti-oxidants at sites of oxidative stress. Rapid in vitro assays have been developed to characterize the anti-oxidant activity of various HRC 102 formulations, and HRC 102 is now poised for pre-clinical development to identify the most appropriate clinical indication. Pre-clinical models have been identified for evaluation of the anti-oxidant activity of HRC 102.

LIVER DISEASE INDICATIONS

         We have developed a hemoglobin-based drug delivery platform technology. This technology is based upon the specific attachment of therapeutic drugs and diagnostic agents to hemoglobin for selective delivery of such agents to the liver using the body's natural pathway for hemoglobin clearance. The ability to selectively deliver drugs to the liver may lead to improvement in the treatment of liver disease. For example, anti-viral and anti-tumor drugs may be linked to hemoglobin and the conjugates administered to patients as a treatment for hepatitis C and liver cancer, respectively. The drug delivery technology offers the opportunity to improve drug efficacy by targeting the drug to the liver, increasing drug stability and reducing systemic drug toxicity. Targeted delivery to the liver combined with an extended drug half-life may translate into improved dosing regimens and to the more effective use of certain therapeutic drugs that may otherwise be unsuitable for systemic administration.

         In pre-clinical studies of viral hepatitis, a hemoglobin-anti-viral drug conjugate (HRC 203) showed an improved therapeutic index relative to the free drug, providing efficacy at a reduced dose compared to administration of the free drug. These results support proof-of concept for the drug delivery technology and suggest that this platform can be used to improve the therapeutic index of established drugs. Current development of HRC 203 is focused on pre-clinical studies in additional models of hepatitis C infection and on establishing the safety and efficacy of HRC 203.

         HRC 204 is a conjugate of hemoglobin and an anti-cancer agent for the treatment of primary liver cancer. HRC 204 has been synthesized and characterized. Current activities are focused on pre-clinical evaluation in a model of liver cancer.

         HRC 201 is a conjugate of hemoglobin and a radioactive imaging agent that may be used for diagnostic imaging and radiotherapy of primary liver cancer. Pre-clinical imaging studies showed rapid uptake of and localization of HRC 201 in the liver, providing high fidelity images with low background interference. Current development of HRC 201 is focused on further pre-clinical imaging studies in order to optimize liver imaging and to support proof-of-concept for the drug delivery platform.

HEMOGLOBIN SOURCE

         We are developing cell expansion technology in two main areas. One program (HRC 301) is directed to the development of an alternative, and more controlled, supply of human hemoglobin for our hemoglobin-based products. Such an alternative source of hemoglobin would be independent of the existing blood collection and distribution system. Our scientists have developed cell culture methods to grow cells producing hemoglobin at levels more than twice that of mature red blood cells and at cell densities sufficient to support scaled-up hemoglobin production for potential commercial extraction. The cell culture-derived hemoglobin has been purified and cross-linked using our cross-linking technology to create a product with physical and functional characteristics very similar to HEMOLINK.

CELL THERAPY

         Our second program in cell expansion is directed to investigate specific factors controlling blood cell formation and expansion. Work on growing blood forming stem cells has led to the development of technology to expand human gamma delta (aa) T cells (HRC 302), a rare T cell with broad potential in the treatment of cancer and infectious diseases. Our scientists have succeeded in expanding highly purified populations of aa T cells from small samples of peripheral blood, permitting the reinfusion of large numbers of the therapeutic cells back into patients. We have received regulatory approval from Health Canada to conduct a Phase I clinical trial in Canada using autologous, ex vivo expanded aa T cells in patients with chronic myelogenous leukemia. We hope that this form of T cell therapy will help in eradicating residual disease in patients undergoing autologous bone marrow transplantation who are intolerant of, or refractory to, other forms of therapy. If effective, the aa T cell therapy should have application in many other forms of cancer, as well as in the treatment of certain types of infection.

MARKET

OXYGEN THERAPEUTICS

         The cost to hospitals associated with the transfusion of a unit of red blood cells has been estimated to exceed U.S.$500 per unit, as more stringent safety measures are being implemented to provide the best available screening, testing and handling methodologies.

         It is estimated that approximately U.S.$4.5 billion is spent annually in North America to treat acute anemia. Globally, the acquisition cost alone for red blood cells to manage acute anemia is estimated to be as high as U.S.$15 billion. However, oxygen therapeutics have potential application beyond areas where red blood cells are currently employed. Specifically, they may provide enhanced outcomes in other medical situations where therapeutically enhanced oxygen delivery may be beneficial to patients, such as in cancer chemo or radiation therapy or situations of life-threatening blood loss.

         It is estimated that approximately 60% of all donor red blood cell transfusions are used to manage acute anemia due to surgery. According to a 1996 publication, approximately 600,000 Americans and 250,000 Europeans undergo cardiac bypass grafting surgery each year, and nearly half of these patients already receive acute anemia therapy under current practice.

THERAPEUTIC PROTEINS

         According to Market Bureau Research Inc., the annual market for proteins capable of being isolated using the Cascade was approximately U.S.$5.6 billion in 2002 and is expected to increase to U.S.$6.0 billion in 2005. We are the first licensee of the Cascade technology and, subject to certain conditions, will be its exclusive user to manufacture products for sale into the North American market, which is the largest single market for plasma-based proteins. Commercial sales of therapeutic products manufactured by the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated.

COMPETING PRODUCTS

Oxygen Therapeutics

         Hemoglobin-based oxygen carriers are part of a larger class of products known as oxygen therapeutics. Oxygen therapeutic products currently fall into two major categories: approaches based on hemoglobin (human or bovine) and those based on perfluorocarbon technology. In the case of the hemoglobin-based oxygen carriers, hemoglobin properties are modified by cross-linking and by polymerization of the modified hemoglobin itself. Hemoglobin-based oxygen carriers bind and release oxygen in a manner similar to that of endogenous hemoglobin contained within red blood cells. In contrast, perfluorocarbon oxygen carriers are water-soluble organic liquids that dissolve oxygen (as well as other gases) as a means of transporting this life-sustaining gas to tissues.

         HEMOLINK is a hemoglobin replacement product that falls into the class of human-derived hemoglobin-based oxygen carriers. It was the first hemoglobin-based oxygen carrier to have successfully completed and fully reported on a Phase III clinical trial.

         Several clinical studies by our competitors using both human and bovine-derived hemoglobin-based oxygen carriers manufactured by Northfield Laboratories Inc. ("Northfield") and Biopure Corporation ("Biopure"), respectively, as well as at least one perfluorocarbon, have been completed covering various elective surgical indications. Indications under evaluation by our competitors include cardiovascular surgery (cardiac bypass grafting surgery and aortic aneurysm repair), orthopedic surgery (hip, knee and spine), and general surgery (including digestive and urinary tract procedures). In the fourth quarter of 2002, Biopure filed with the FDA an application for approval to market its hemoglobin-based oxygen carrier in the United States for use in adult patients undergoing elective orthopedic surgery. The Biopure license application continues to be under FDA review and it is uncertain when the review process will be completed. Northfield is actively enrolling patients into a Phase III Ambulance Trauma Trial which is expected to continue through 2005.

         Since oxygen therapeutics are an entirely new class of biopharmaceuticals, the challenges for completing the required clinical trials and successfully navigating the complex regulatory requirements are considerable. Based on our review of the competitive environment, we believe that it is unlikely that any company will gain marketing approval for an oxygen therapeutic product in a significant, developed country market within the next two to three years. We also believe that once an approval of an oxygen therapeutic for any indication is obtained, additional valuable experience will follow that will expedite additional approvals for an increasing number of indications.

         We also believe that there are two major global market dynamics for oxygen therapeutics that will ensure that no one competitor can create an unassailable market position:

          >> first, the global market for all possible indications is substantial, providing opportunity for multiple participants; and

          >> second, this large market will create enormous manufacturing demand. The required financial and technology resources, coupled with the time needed to commission and obtain regulatory approval of commercial manufacturing facilities, will preclude one party from dominating any market.

Therapeutic Proteins

         The Cascade process is a novel plasma separation technology that is designed to recover specific proteins from human plasma. Current technology for the recovery of these proteins is relatively inefficient resulting in lower yields than can be achieved with the Cascade. As a result, we intend to produce these proteins more efficiently and at lower cost than other suppliers using traditional plasma separation technologies. Additionally, the Cascade has the potential to recover proteins that are not recoverable using conventional technology, providing additional competitive advantages to us.

RAW MATERIALS

HEMOLINK

         The purification and cross-linking technology we use enables us to process hemoglobin derived from humans. High-quality raw materials are readily available. Our current source of raw materials is outdated red blood cells collected from various FDA-approved collection centers in the United States. As demand for hemoglobin-based oxygen carriers grows, we expect that the blood system will evolve to make additional red blood cells available for manufacture. We believe that it will be in the interest of suppliers to make red blood cells available to companies like us.

         Prior to January 2004, we sourced red blood cells through the Pennsylvania Plasma Company ("Pennsylvania Plasma"), a wholly-owned subsidiary of BioLifeSciences, a Division of Baxter Pharmaceuticals. We had established agreements with a number of FDA-approved collectors of red blood cells. Pennsylvania Plasma, as our exclusive supplier agent for red blood cells, administered the procurement activity of red blood cells for use in the production of HEMOLINK on our behalf. Due to the Phase II clinical trial suspensions and because we have sufficient inventory of HEMOLINK to complete future non-clinical studies, we terminated our contract with Pennsylvania Plasma as of December 31, 2003. If we need raw materials in the future to support the manufacture of HEMOLINK, we will have access to a number of blood collection organizations to meet foreseeable future needs.

Therapeutic Proteins

         The commercial activity contemplated under the strategic alliance with ProMetic calls for the discovery, development and manufacture of therapeutic and non-therapeutic products derived from human blood plasma. Plasma is one of several key products that are supplied through the donation of blood at blood collection centers. Following collection, plasma can be purchased in bulk quantities from a variety of suppliers, including the American Red Cross, on a global basis. As part of the alliance with ProMetic, the American Red Cross has committed in principle to supply the requisite raw materials to us and we are also permitted to source and purchase plasma from the supplier(s) of our choice on a worldwide basis. As such, we expect to be able to purchase sufficient quantities of human plasma to support the commercialization of the products we seek to produce with the Cascade.

INTELLECTUAL PROPERTY

         Patents, trademarks, trade secrets, technology, know-how and other proprietary rights are important to our business. We actively seek patent protection in the United States, Canada and abroad, and closely monitor patent activities related to our business areas. We have an exclusive license to three issued U.S. patents and own four additional U.S. patents covering the hemoglobin purification and cross-linking technologies used in the manufacturing of our hemoglobin-based oxygen carrier HEMOLINK. We have issued patents and patent applications covering 16 patent families pertaining to potential new products that are based on technologies covering hemoglobin-based oxygen carriers, hemoglobin-based drug delivery and cell expansion. All of our current employees have entered into confidentiality and intellectual property assignment agreements. In addition, we have trademark applications or registration for HEMOLINK in Canada, the United States and other countries. We are pursuing and/or have obtained trademark registration in Canada, the United States and selected countries for HEMOSOL, our H logo and other trademarks related to the HEMOLINK product.

LICENSED TECHNOLOGY

         Under an amended and restated license agreement dated as of March 1, 1999 between us and the Department of National Defense, we license an invention which enables the preparation of a hemoglobin-based oxygen carrier using a process of pasteurization of a hemoglobin solution in the carbonmonoxylated form (i.e., reacted with carbon monoxide) and cross-linking hemoglobin using oxidized oligosaccharides, including oxidized raffinose (o-raffinose). This license is exclusive to us and gives us exclusive rights to use the technologies in 25 countries. Under this license, we are required to pay to the Canadian government royalties based upon net sales of products produced using the licensed technology, as well as a percentage of annual consideration received for sublicensing this technology. We are required to pay in advance minimum annual royalties to the Canadian government equal to the greater of $10,000 and 20% of the royalty payable during the immediately preceding year. We have the right to commute future royalties payable to the Canadian government by paying the greater of $4 million or an amount equal to five times the previous year's royalties. We believe that this license is presently in good standing. All patents in this series are now issued.

         In October 2000, we purchased from Baxter Biotech S.a.r.l., a subsidiary of Baxter Healthcare Corporation, certain intellectual property related to drug delivery technology. Pursuant to the purchase agreement, we must make cash payments to Baxter over a three-year period and pay Baxter a 4% royalty on sales of products incorporating the intellectual property purchased pursuant to the agreement.

PROPRIETARY TECHNOLOGY

         We filed a patent application entitled "Selective Crosslinking of Hemoglobin by Oxidized Ring-Opened Saccharides", initially in the United States in March 1993. Subsequently, we extended this application to cover Canada, Europe, Mexico, Australia, New Zealand, South Korea, Japan and China. The patent has been issued in all countries where the application was filed. These patents cover methods to increase cross-linking specificity with oxidized di- and tri-saccharides, including o-raffinose. In addition, we are pursuing protection of various innovations to the manufacturing process and other inventions related to its core activities.

         In June 1998, a U.S. patent was issued providing protection for the HEMOLINK product itself, a chemically modified, cross-linked hemoglobin composition which is useful as an oxygen carrier in the treatment of anemia and in transfusion applications. This patent describes chemically-linked hemoglobin molecules having molecular weights between 64,000 and 600,000 daltons, while avoiding very large molecules.

         We have filed patent applications for our displacement chromatography process in the United States, Europe, Mexico, Australia, South Korea, South Africa, Israel, China, Japan, Korea, Czech Republic, Hungary, Poland, Russian Federation, Slovakia and Ukraine. We filed a continuation in-part application in the United States to cover later developments in the technology. The patent has been issued in all these countries except Japan, where it is still pending. Two U.S. patents have also been issued. The "Displacement Chromatography Process" patents cover the process by which we obtain extensively purified hemoglobin prior to cross-linking as well as other potential applications for the technology.

         We constantly monitor relevant patents applied for or issued to our competitors. Upon locating a patent or patent application of a third party which appears to us to pose a threat to our operations or proposed operations, we take steps to evaluate the significance of the threat, including in certain cases, obtaining outside counsel's opinions. In several instances, we have entered and prosecuted formal opposition to the grant of European patents to potential competitors, in some instances in concert with other companies in the industry. In 2002, we were an active opponent to four European patents. One case that was under appeal by the patentee was fully resolved to our satisfaction. In 2003, we were successful in another opposition case and had the European patent revoked in its entirety. We are currently engaged in an appeal hearing in one case and are waiting for a first hearing date in another case. We have established an effective mechanism of cooperation with international legal counsel to monitor and evaluate European patents and patent applications. We will prepare and prosecute other European patent oppositions as and when we believe they are warranted.

HUMAN RESOURCES

         We have been successful in recruiting a cadre of experienced research, development, manufacturing, quality assurance, quality control, clinical administrative and regulatory personnel needed to advance through clinical studies. As at December 31, 2002, we employed approximately 150 employees and utilized the services of several consultants.

         In April 2003, we took proactive steps to manage our cash burn-rate and scale back all spending not related to the analysis of the Phase II clinical trials data, by giving eight weeks' working notice to substantially all of our employees, as a result of which our full-time staff was reduced to approximately 40 employees at the end of the notice period. To preserve the greatest strategic flexibility in the circumstances, retention packages were provided to a core group of senior personnel. The cash cost of these severances and the retention program was approximately $1.8 million. As a result of our cost savings initiatives, our average monthly cash burn-rate has been reduced to approximately $1.2 million. In the event that we resume our clinical trial program, we expect to maintain and recruit the staff required for such purposes.

         In May 2003, Mr. John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time and Mr. Lee Hartwell, our then Chief Financial Officer, was appointed Interim Chief Executive Officer. Mr. Kennedy passed away on June 4, 2003. Lee Hartwell has subsequently been appointed our President and Chief Executive Officer while maintaining his position as Chief Financial Officer.

ENVIRONMENTAL MATTERS

         Our operations are subject to Canadian federal, provincial and municipal environmental laws. We have adopted an environmental policy that commits us to compliance with applicable environmental laws. We have established an environmental management system to manage, control and restrict the potential environmental impact of our operations and to ensure continued compliance with applicable environmental laws. We believe that we are currently in material compliance with all applicable environmental laws.

         Licensed contractors collect our biomedical waste solids and liquid chemical waste for disposal. We discharge process waste waters containing trace blood components as effluent to municipal sanitary sewers. Waste water samples taken by the municipality confirm that the effluent discharge is within the limits prescribed by the municipal sewer use by-law. We also use small quantities of radioisotopes in research activities. The use and management of these radioisotopes is authorized and governed by a federal license granted to us.

CREDIT FACILITY

         On October 25, 2002, The Bank of Nova Scotia (the "Bank") agreed to provide a $20 million term loan to us (the "Loan"). Our obligations in connection with the Loan are secured by a fixed and floating first charge in favor of the Bank over all of our real and personal property assets. The Loan replaced our undrawn $35 million senior credit facility which had a $15 million cash collateral requirement. The terms of the Loan include less restrictive covenants and a reduced interest rate compared to the previous facility.

         The Loan, which was fully drawn in 2003, was initially set to expire on May 25, 2004, but was extendible for up to an additional twelve-month period. On October 22, 2002, we entered into a memorandum of understanding with MDS pursuant to which MDS agreed to guarantee the Loan under a guarantee (the "MDS Guarantee"). Under the MDS Guarantee, the Bank agreed to request payment from MDS prior to exercising its remedies under the security granted by us and MDS would be subrogated to and take an assignment of the rights and remedies of the Bank under the Loan and the security granted by us in connection with the Loan.

Tranche A Warrants

         As consideration for providing the MDS Guarantee, we issued 6,000,000 warrants (the "Tranche A Warrants") to MDS. Each Tranche A Warrant entitled MDS to subscribe for and purchase one common share at a price of $1.00. 5,000,000 Tranche A Warrants were exercisable, in whole or in part, from and after the date upon which the MDS Guarantee was delivered by MDS (the "Guarantee Date") and prior to the later of the third anniversary of the Guarantee Date and, if the Loan is not repaid within 15 months of the Guarantee Date (the "Initial Term"), 12 months following the date upon which the Loan is repaid in full.

         For each whole or part month that the Loan remains outstanding beyond the Initial Term (to a maximum of three additional months) (each such whole or part month being an "Extension Month"), MDS would be entitled to exercise Tranche A Warrants entitling it to subscribe for 333,333 common shares at any time during the period from and after the first day of the subject Extension Month and prior to the third anniversary of such date. As the Initial Term expired on January 22, 2004, MDS would be entitled to exercise 333,333 Tranche A Warrants on each of February 22, 2004, March 22, 2004 and April 22, 2004.

         Since the Loan remained outstanding beyond April 22, 2004, all of the 6,000,000 Tranche A Warrants would be exercisable and, if exercised by MDS, MDS would hold 12,549,897 common shares, representing 22.4% of the common shares issued and outstanding as of the date hereof.

         Pursuant to the Arrangement, the Tranche A Warrants were amended such that the aggregate number of common shares to which MDS is entitled was reduced by 500,000, as a result of which MDS is currently entitled to acquire only 5,500,000 common shares upon the exercise of the Tranche A Warrants. This reduction was effected by reducing by 50% MDS's entitlement to acquire common shares which vested on February 22, 2004, March 22, 2004 and April 22, 2004. As a result of the Arrangement, MDS currently holds warrants of Hemosol Corp. that entitle MDS to acquire, on the due exercise thereof, up to 5,500,000 common shares, on terms and conditions identical to the terms and conditions of the Tranche A Warrants, with the exception of the exercise price, which was reduced by $0.04 per Tranche A Warrant.

Tranche B Warrants

         The original memorandum of understanding between us and MDS (the "MDS MOU") contemplated that, in the event that regulatory approval is obtained to issue an additional 4,000,000 warrants (the "Tranche B Warrants") to MDS on a date which is at least six months from the Guarantee Date to entitle MDS to subscribe for and purchase up to 4,000,000 common shares at a price of $1.00 per common share, the Loan may be extended for up to 12 additional months (to a maximum of 30 months in the aggregate). In such case, we would issue 4,000,000 Tranche B Warrants to MDS following receipt of regulatory approval to do so. For each whole or part month that the Loan remains outstanding beyond 18 months (to a maximum of 12 additional months) (each such whole or part month being an "Additional Extension Month"), MDS would be entitled to exercise Tranche B Warrants entitling it to subscribe for 333,333 common shares (333,337 in the final Additional Extension Month, to reach a total of 4,000,000) at any time during the period from and after the first day of the subject Additional Extension Month and prior to the earlier of the third anniversary of such date and the fifth anniversary of the Guarantee Date. Pursuant to the Arrangement, the MDS MOU was terminated and Hemosol Corp. and MDS entered into a new memorandum of understanding (the "New Hemosol MOU"). The New Hemosol MOU sets out the terms and conditions of the right of MDS to acquire, in certain circumstances, up to 2,000,000 warrants to purchase common shares, on the same terms as the Tranche B Warrants, except that the number of warrants vesting each month was reduced by 50% and the exercise price was reduced by $0.04 per Tranche B Warrant.

         In December 2003, MDS agreed to extend the MDS Guarantee from June 15, 2004 to October 21, 2004, and the Bank agreed to extend the expiration date of the Loan from May 25, 2004 to October 1, 2004. In the event that the Tranche B Warrants are issued to MDS by August 25, 2004 (approval by the Shareholders for such issuance was obtained at the special meeting held on January 22, 2004), the MDS Guarantee will extend to June 20, 2005, in which case the Loan will be repayable on May 25, 2005. In the event that the Tranche B Warrants are not issued to MDS by August 25, 2004, MDS will have the option of terminating the MDS Guarantee, in which case the Loan will be repayable on October 1, 2004.

REGULATORY MATTERS

         The production and marketing of human therapeutic products are governed by a variety of laws in Canada, the United States, Europe and other countries. These laws increase the difficulty, time and costs involved in commercializing such products. They mandate licensing of manufacturing and testing facilities, rigorous pre-clinical and clinical testing and government review and approval of new products prior to release for commercial distribution and sale. They also govern such matters as the labeling, storage, record keeping, pricing, advertising and promotion of new products. Compliance with these requirements involves substantial expenditures.

         New product applications generally include complete descriptions of the manufacturing and testing facilities, the production processes, including filling and packaging, the tests performed on the product, all the clinical and animal data collected with the appropriate interpretations and summaries, the proposed labeling and package insert and any other relevant information with respect to the product and its use. The results of the testing must establish the purity, safety and efficacy of the product for each intended use. Following review of the license applications, manufacturing and testing facilities undergo on-site inspections and, if everything is deemed satisfactory, a license is issued. Oftentimes, regulators require additional commitments from the applicant, such as additional trials or other testing of the product, as a condition to issuing a license.

         The manufacture, marketing and sale of approved products is also subject to ongoing government regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice Regulations and other requirements. Health regulators could withdraw a previously approved product from the market upon receipt of newly discovered information or require the license holder to conduct additional, and potentially expensive, studies in areas outside approved indications. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of approved products as well.

         See "--Clinical Highlights" above for additional information regarding our clinical trials.

C.       ORGANIZATIONAL STRUCTURE

         As at December 31, 2003, we had no subsidiary whose total assets constituted more than 10% of our consolidated assets or subsidiaries whose assets, in the aggregate, constituted more than 20% of our consolidated assets.

D.       PROPERTY, PLANTS AND EQUIPMENT

         Our Meadowpine facility located in Mississauga, Ontario is our corporate headquarters and manufacturing facility. It comprises approximately 130,000 square feet and houses all of our principal operations.

         The construction and commissioning of the manufacturing portion of our Meadowpine facility was completed in the first quarter of 2003. However validation of the facility is still ongoing. Our Meadowpine facility has initial production capacity of 300,000 units of HEMOLINK per year and further potential for expanding production capacity to 600,000 units per year. Our Meadowpine facility also has the infrastructure, specialized equipment and trained personnel necessary to provide biopharmaceutical manufacturing services on a contract basis. In light of the recent cessation of clinical trial activity and the refocusing of our Meadowpine facility pursuant to our strategy to seize commercial opportunities presented by the strategic alliance with ProMetic and by providing manufacturing services, production of HEMOLINK at a large commercial scale may require the use of third party manufacturing facilities in addition to our own manufacturing facilities. The total cost of construction, commissioning and validation of our Meadowpine facility will be approximately $90 million, of which we had spent approximately $86.6 million as of December 31, 2003.

         Upon completion of the construction and commissioning of the manufacturing portion our Meadowpine facility, we determined that our Skyway facility located near Toronto's Pearson International Airport, which was previously leased by us, was no longer required for the execution of our business strategy. Consequently, on December 1, 2003, we terminated our lease and sublease obligations and sold the equipment located at the Skyway facility for net proceeds of $1.1 million.

         Our obligations in connection with the $20 million term loan granted in October 2002 by the Bank of Nova Scotia are secured by a fixed and floating first charge in favor of the Bank of Nova Scotia over all of our real and personal property assets. The term loan is guaranteed by MDS. Under this guarantee, the Bank of Nova Scotia agreed to request payment from MDS prior to exercising its remedies under the security granted by us, and MDS will be subrogated to and take an assignment of the rights and remedies of the Bank of Nova Scotia under the Loan and the security granted by us in connection with the loan.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following information should be read in conjunction with our 2003 consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian
GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect our consolidated financial statements are described in Note 19 to the consolidated financial statements. Unless otherwise indicated, all dollar amounts discussed below, including the symbol "$", refer to Canadian dollars.

A.       OPERATING RESULTS

OVERVIEW

         We are an integrated biopharmaceutical company focused on the discovery and development of products based on human blood proteins. We have a range of products in development, including our principal oxygen therapeutic product, HEMOLINK. We are also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities. In addition to the products currently under development, we intend to use our Meadowpine Facility to produce therapeutic plasma-based proteins. We also continue to advance a number of initiatives to generate revenue in the near-term through the provision of blood related manufacturing services to biotechnology and biopharmaceutical companies. To date, we have not sold any manufacturing services.

         Since our inception, we have devoted substantially all of our resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.

YEARS ENDED DECEMBER 31, 2003 AND 2002

NET LOSS

         Our net loss decreased from $54.8 million or $1.23 per share for the year ended December 31, 2002 to $34.9 million, or $0.75 per share for the year ended December 31, 2003, a decrease of $19.9 million. This decrease primarily resulted from cost saving plans implemented in both June 2002 and April 2003, which reduced the monthly burn-rate, by approximately $2.0 million to an average monthly burn-rate of approximately $3.0 million by April 2003 and $1.2 million by July 2003. Specifically, cost expenditures associated with science and process development, market and business development, support services and administration were reduced during the year ended December 31, 2003.

         During the year ended December 31, 2003 we amortized approximately $5.0 million in deferred charges related to our $20 million credit facility. We also took a write-down of inventory ($1.7 million), capital assets ($4.7 million) and patents and trademarks ($0.8 million) for impairments related to the near term production of HEMOLINK.

OPERATING EXPENSES

         Our operating expenses consist of research and development expenses, administration, marketing and communication, investor relations and business development expenses. In 2002, support services have been segregated from administration expenses on the Statements of Loss and Deficit, due to the significant cost increase in relation to the growth of our business.

         Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical study activity, the optimizing of the manufacturing process and the costs of producing HEMOLINK for clinical trials. Regulatory and clinical expenses are comprised of costs associated with our ongoing and planned clinical trials and our current and planned regulatory development.

         Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public company in the United States and Canada, as well as directors' and officers' insurance and human resource development costs.

         Beginning in 2002, support services include the cost of information technology, security, materials management, purchasing and U.S. operational support.

         Total operating expenses for the year ended December 31, 2003 decreased to $32.1 million from $47.4 million for the year ended December 31, 2002, a decrease of 32%. The decrease in operating expenses resulted from cost savings plans implemented in both June 2002 and April 2003.

SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES

         Scientific and process development expenses decreased from $15.3 million for the year ended December 31, 2002 to $10.8 million for the year ended December 31, 2003, a decrease of 29%. This decrease was primarily due to reduced personnel expenses associated with our pilot manufacturing facility and a reduction of drug development activities, specifically related to HEMOLINK.

REGULATORY AND CLINICAL EXPENSES

         Regulatory and clinical expenses decreased from $17.2 million for the year ended December 31, 2002 to $5.8 million for the year ended December 31, 2003, a decrease of 66%. The decrease in clinical and regulatory costs are a result of specific cost savings measures, as well as a decrease in site activity due to suspended enrollment in our HEMOLINK clinical trials.

ADMINISTRATION EXPENSES

         Administrative expenses increased from $6.1 million for the year ended December 31, 2002 to $6.6 million for the year ended December 31, 2003, an increase of 8%. This increase was due primarily to severance and retention compensation as a result of the working notice given April 7, 2003, as well as legal and advisory fees related to the restructuring of our business.

MARKETING AND BUSINESS DEVELOPMENT EXPENSES

         Marketing and business development expenses decreased from $6.0 million for the year ended December 31, 2002 to $1.8 million for the year ended December 31, 2003, a decrease of 70%. This decrease was primarily due to a reduction in costs associated with medical education, symposia participation and communication programs focused within the medical community, as well as reduction in salaries. Future expenses incurred in this category will be related to business development and investor relations.

SUPPORT SERVICES

         Support services expenses decreased from $2.6 million for the year ended December 31, 2002 to $1.3 million for the year ended December 31, 2003, a decrease of 50%. This decrease resulted from reduced inventory as a result of the HEMOLINK clinical trials being halted.

INTEREST INCOME/EXPENSE

         Interest income decreased from $0.8 million for the year ended December 31, 2002 to $0.2 million for the year ended December 31, 2003. The decrease was a result of lower balances in cash and cash-equivalents. The increase in interest expense of $0.7 million was due to us drawing down funds from our $20 million credit facility.

MISCELLANEOUS INCOME

         The increase in miscellaneous income resulted from net proceeds from a life insurance policy in July 2003 in the amount of $1.8 million and the sale of equipment in December 2003 for net proceeds of $1.1 million.

AMORTIZATION OF DEFERRED CHARGES

         Amortization of deferred charges increased from $1.6 million for the year ended December 31, 2002 to $5.0 million for the year ended December 31, 2003. This increase relates to a full year's amortization of deferred financing charges on our $20 million credit facility, which was entered into in October 2002.

YEARS ENDED DECEMBER 31, 2002 AND 2001

     NET LOSS

         Our net loss increased from $38.6 million or $0.98 per share for the year ended December 31, 2001 to $54.8 million, or $1.23 per share for the year ended December 31, 2002, an increase of $16.2 million. This increase resulted from the following:

         During the year we amortized and wrote off approximately $7.2 million in deferred charges related to the termination of our $35 million senior and $12.5 million subordinate credit facilities, of which approximately $2.9 million related to the valuation or amortization of warrants at the time of amendment or termination; and approximately $5.4 million of the net loss increase resulted from higher operating expenses from increased activities associated with our clinical and regulatory programs during the year. The remaining net loss increase of approximately $3.6 million resulted from lower interest income and a foreign exchange translation loss of $0.2 million compared to a gain of $1.0 million in 2001.

     OPERATING EXPENSES

         Total operating expenses for the year ended December 31, 2002 increased to $47.2 million from $42.4 million for the year ended December 31, 2001, an increase of 11%. The increase in operating expenses resulted from increased activities associated with our clinical and regulatory programs during the year. The increase in clinical and regulatory costs are a result of additional clinical grant payments, data management fees, hiring of in-house clinical research associates to replace external Clinical Research Organization, or CRO, costs and increased travel costs related to the ongoing trials. Marketing and business development, administration, and support service expenses initially all increased during the first half of the year, but then decreased significantly in the second half of the year as a result of our expense reduction measures initiated in the second quarter of 2002. Overall, with the exception of support services, these expenses increased only slightly year over year.

     SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES

         Scientific and process development expenses decreased from $18.4 million for the year ended December 31, 2001 to $15.3 million for the year ended December 31, 2002, a decrease of 17%. This decrease was primarily due to reduced personnel expenses associated with our pilot manufacturing facility.

     REGULATORY AND CLINICAL EXPENSES

         Regulatory and clinical expenses increased from $11.8 million for the year ended December 31, 2001 to $17.2 million for the year ended December 31, 2002, an increase of 46%. The increase in clinical and regulatory costs are a result of additional clinical grant payments, data management fees, hiring of in-house clinical research associates to replace external CRO costs and increased travel costs related to the ongoing trials.

     ADMINISTRATION EXPENSES

         Administration expenses increased from $5.1 million for the year ended December 31, 2001 to $6.1 million for the year ended December 31, 2002, an increase of 20%. This increase was due primarily to increased costs associated with property and liability insurance and a significant increase in directors' and officers' insurance resulting from our listing on NASDAQ.

     MARKETING AND BUSINESS DEVELOPMENT EXPENSES

         Marketing and business development expenses increased from $5.6 million for the year ended December 31, 2001 to $6.0 million for the year ended December 31, 2002, an increase of 7%. This increase was primarily due to the hiring of medical science liaisons, medical education, symposia participation and communication programs focused within the medical community.

     INTEREST INCOME

         Interest income decreased from $3.5 million for the year ended December 31, 2001 to $0.8 million for the year ended December 31, 2002, a decrease of 77%. The decrease in interest income was due to lower balances in cash and cash-equivalents, and short-term investments coupled with lower interest rates. We expect interest expenses to increase significantly in future periods as we will drawdown funds under our $20 million credit facility.

     AMORTIZATION AND WRITE-OFF OF DEFERRED CHARGES

         Amortization of deferred charges increased from $0.4 million for the year ended December 31, 2001 to $1.6 million for the year ended December 31, 2002. Approximately $0.9 million of the $1.6 million related to the new $20 million credit facility which we entered into in October 2002. The remaining $0.7 million related to amortization of deferred charges related to the $35 million senior and $12.5 million subordinate credit facilities which were terminated in 2002. In connection with the termination of our $35 million senior and $12.5 million subordinate credit facilities, we amortized $0.7 million and wrote off approximately $6.5 million in deferred charges during the year, of which approximately $2.1 million related to the valuation of warrants at the time of amendment. The remaining amount related to commissions, set up and legal fees.

QUARTERLY FINANCIAL DATA FOR THE YEAR
(THOUSANDS OF DOLLARS)

                                             FISCAL 2003                                    FISCAL 2002
                              ------------------------------------------    -------------------------------------------
                                Q1          Q2         Q3          Q4          Q1         Q2          Q3          Q4
                              -------    -------     -------    --------    -------     -------     -------    --------
                              3/31/03    6/30/03     9/30/03    12/31/03    3/31/02     6/30/02     9/30/02    12/31/02
 -----------------------------------------------------------------------------------------------------------------------
 REVENUE

 Loss from operations.......   $9,195     $8,099      $4,274     $10,411     $11,607     $16,908     $8,393     $10,517

 Net loss for the period....   10,387      9,624       3,984      10,947      11,749      19,923     11,754      11,408

 Net loss for the period
 per common share...........     0.23       0.21        0.09        0.22        0.29        0.47       0.26        0.26

B.       LIQUIDITY AND CAPITAL RESOURCES

         As of December 31, 2003, we had $8.1 million of cash and cash-equivalents. Cash held in escrow in the amount of $0.5 million represents our Series B special warrant proceeds from the November 28, 2003 special warrant issuance. These proceeds were released from escrow after shareholder approval was received in January 2004.

         We successfully obtained a $20 million credit facility through the Bank of Nova Scotia in October 2002. This facility provided sufficient cash resources to support ongoing clinical studies into 2003 and to commission our Meadowpine facility. This facility replaced our terminated senior and subordinate credit facilities. We have drawn down the full amount of this facility as of December 31, 2003.

         We also raised gross proceeds of approximately $5.9 million in November 2003 from a special warrant offering in Canada. Share issue costs associated with this offering were approximately $0.5 million. We intend to use the proceeds for non-clinical analysis of HEMOLINK, payment to ProMetic for the first milestone payment, further develop product candidates and for general working capital purposes.

         Our investment policy is to invest our excess cash in short-term government securities and in at least R-1 mid-rated investment grade corporate commercial paper as determined by the Dominion Bond Rating Service to ensure liquidity and preservation of capital. We have an exposure to the U.S. dollar as portions of our operating expenses arise from activities conducted in the United States. We periodically enter into forward foreign exchange rate contracts to fix a portion of our U.S. dollar expenses.

         On April 30, 2004, we received a cash payment of $16 million from MDS (including $1 million currently held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP Inc, which arise within the one-year period following April 30, 2004) along with certain other consideration upon completion of the Arrangement. The proceeds from this transaction will allow us to continue with a number of value-creating initiatives including:

          o the implementation of the novel "Cascade" or plasma purification technology developed by ProMetic Life Sciences and the American Red Cross;

          o the opportunity to provide biomanufacturing services to other biotech companies; and

          o further development of product candidates in our research pipeline, including HEMOLINK.

         After completion of the Arrangement, we believe we have sufficient cash resources to mid-2005.

         In December 2002, Hemosol Research Corporation Inc. ("HRC"), a wholly-owned subsidiary of ours entered into a joint venture with a third party with the intent to negotiate terms of a strategic investment for the purpose of funding our research and development pipeline and pre-clinical programs. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10.0 million cash in escrow in 1555195 Ontario Inc. in exchange for debentures. Our proportionate share of the cash and debentures was included in our consolidated financial statements for the year ended December 31, 2002. On April 14, 2003, 1555195 Ontario Inc. repaid the $10.0 million debentures plus interest expense of $80,000. All obligations under the debentures were terminated.

CAPITAL EXPENDITURES

         We incurred a total of $1.9 million in capital expenditures during 2003. Of this amount, $1.7 million related to the new facility and $0.2 million related to production equipment, information technology and various lab equipment expenditures. During 2003, we wrote-off costs of $4.7 million for impaired equipment related to the commercial production of HEMOLINK. This brings total capital assets net of depreciation to $83.9 million at December 31, 2003, of which $81.9 million relates to the new facility.

MEADOWPINE FACILITY

         The construction and commissioning of the manufacturing portion of our new 130,000 square-foot manufacturing facility and corporate headquarters in Mississauga, Ontario was completed in the first quarter of 2003, installation of process equipment was completed in the third quarter of 2002 and commissioning of the manufacturing portion of this 300,000-unit facility was completed in the first half of 2003, validation of the facility is still ongoing. We had anticipated to produce batches of material for clinical trials by the second half of 2003, but due to the HEMOLINK trials being halted, our Meadowpine facility is now being looked at to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused primarily in the area of blood and blood protein products and to implement the Cascade to be licensed from ProMetic.

         On October 25, 2002 we entered into a $20 million credit facility with The Bank of Nova Scotia to finance a portion of the construction costs of our new manufacturing facility and to fund general operating expenses. See Item 4.B. "Information on the Company--Business Overview--Credit Facility" above.

PATENTS AND TRADEMARKS

         For the year ended December 31, 2003, we recorded $0.2 million in additions to our patent and trademark assets. The majority of this relates to patent registration and legal fees associated with active patents and trademarks. During 2003, we wrote off $0.8 million related to soft costs (such as legal) for all patent and trademark costs related to non-acquired technology. This is consistent with U.S. GAAP treatment of these types of costs.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         During our last five fiscal years, we have allocated a substantial amount of our research and development budget towards developing HEMOLINK. The balance of our research and development budget has been allocated to other pipeline products under development. Total research and development expenses for HEMOLINK were approximately $27.3 million, $29.5 million and $14.7 million for the fiscal years ended December 31, 2001, 2002 and 2003 respectively. We anticipate that our research and development expenses for HEMOLINK will decrease significantly in the near term as we do not expect to expend significant amounts of our resources on this work and will seek a partner/partners to move forward with further clinical and commercial development at the appropriate time. Total research and development expenses for other products under development was approximately $2.9 million, $2.9 million and $1.9 million for the fiscal years ended December 31, 2001, 2002 and 2003, respectively. We anticipate that our research and development expenses for other products under development will increase in the future as we continue the development of these products through pre-clinical studies and initial clinical trials.

D.       TREND INFORMATION

         Following the decision to suspend all HEMOLINK clinical trials, we have expanded our long-term strategic focus to include the discovery, development and manufacture of a wide array of products derived from human blood proteins, as evidenced by the strategic alliance with ProMetic.

         We are actively pursuing opportunities to generate revenues and reduce our cash burn over the short to mid-term by using our Meadowpine Facility to provide bio-manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. We believe that there is considerable demand for the services that we can offer by combining our Meadowpine Facility with the considerable experience our employees can provide with respect to the manufacture of blood-related products.

         See also "Introduction" above.

E.       OFF-BALANCE SHEET ARRANGEMENTS

         The Company has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         As of December 31, 2003, the Company had future commitments and contractual obligations as summarized in the following table.

                                                                      PAYMENTS DUE BY PERIOD
-------------------------------------------    --------------------------------------------------------------------
                                                              LESS THAN 1                                MORE THAN
CONTRACTUAL OBLIGATIONS                           TOTAL          YEAR          1-3 YEARS    3-5 YEARS     5 YEARS
-----------------------                         ----------     ----------      ----------  ----------   ----------
Short Term Debt Obligations (Credit
Facility) .........................             $20,000,000   $20,000,000              -            -        -

Strategic Alliance with ProMetic*..........     $15,500,000             -              -            -        -

Operating Lease Agreements.................        $575,000   $   218,000       $344,000      $13,000        -
                                                -----------   -----------    -----------  -----------

     Total Contractual Obligations.........     $36,075,000   $20,218,000       $344,000      $13,000        -
                                                ===========   ===========    ===========  ===========


*On December 3, 2003, we entered into a binding memorandum of understanding with ProMetic. As consideration for entering into the binding memorandum of understanding, we issued 2,000,000 common shares to ProMetic at $1.26 per share. This represents the average closing market price per share from December 1 to December 5, 2003 inclusive. We have also agreed to pay ProMetic milestone payments with a maximum aggregate value of approximately $15.5 million, plus an additional 1,000,000 common shares. On June 2, 2004 we signed a definitive license agreement with ProMetic and made the first milestone payment on June 3, 2004. The remaining milestone payments will be due and payable by us to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones as follows:


   MILESTONES                                                                 LICENSE FEE**
   ---------------------------------------------------------------------------------------------------
   Signature of definitive license agreement............              $1,500,000 (paid June 3rd, 2004)
                                                                          1 million common shares
   Process definition of the Cascade at
   pilot-scale (30L plasma batch size and
   targeted yields to be defined as part of
   the license) ........................................                      $4,000,000

   First investigational new drug for
   clinical trial supply by Hemosol for
   investigational product..............................                      $2,500,000

   Production of conformance lots for first
   commercial product in Hemosol facility...............                      $2,500,000

   Licensure of first product...........................                      $5,000,000


**In addition to the license fee, we will pay ProMetic royalty fees of 8% of net sales of products produced using the Cascade to resellers, and a royalty of 5% of net sales of products produced using the Cascade to end-users, both on a worldwide basis.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

         The following tables set forth the names and municipalities of residence, the position held with us and the principal occupation during the preceding five years of each of our current directors and executive officers and each person who served as a director or executive officer during 2003.

DIRECTORS

NAME, MUNICIPALITY OF                                                                                          PERIOD OF
RESIDENCE AND OFFICE HELD              PRINCIPAL OCCUPATION                                                     SERVICE
-----------------------------------    ---------------------------------------------------------                -------

Edward K. Rygiel, Toronto, ON          Executive Chairman, MDS Capital Corp. (a health-related                  Since 1987
Chairman of the Board and Director     venture capital firm) and Executive Vice President, MDS (a health and life sciences company); prior thereto, President and Chief Executive Officer, MDS Capital Corp.

George W. Masters, Church Point, NS    Chairman, Biocatalyst Yorkton Inc. (a venture capital and                Since 1989
Vice Chairman of the Board and         management services company)
Director

Lee D. Hartwell, Toronto, ON*          President, Chief Executive Officer and Chief Financial                   Since 2003
Director, President, Chief Executive   Officer, Hemosol; prior thereto, Vice President/Chief
Officer and Chief Financial Officer    Financial Officer, Bracknell Corp.

Mitchell J. Kostuch, Toronto, ON       President, Kostuch Publications Limited (publisher of                    Since 1987
Director                               business magazines)

R. Ian Lennox, Oakville, ON **         Group President & CEO, Pharmaceutical & Biotech                          Since 1997
                                       Markets, MDS (a health and life sciences company); prior
                                       thereto,President and Chief Executive Officer, MDS Drug
                                       Discovery & Development, MDS; prior thereto, President &
                                       Chief Executive Officer, Phoenix Life Sciences Inc. (a
                                       clinical research organization); prior thereto, President
                                       and Chief Executive Officer, Drug Royalty Corporation Inc.
                                       (a pharmaceutical royalty interest acquisition company)

Wilfred G. Lewitt, Toronto, ON         Chairman, MDS (a health and life sciences company)                       Since 1987
Director

Edward E. McCormack, Toronto, ON       Business Advisor and Independent Director; prior thereto,                Since 2002
Director                               President, Almad Investments Limited (a real estate
                                       investment firm) and Beaver Power Inc.; prior thereto, CFO of
                                       Novopharm Inc.

Robert H. Painter, Toronto, ON         Professor Emeritus:  Biochemistry and Immunology, Faculty of             Since 1990
Director                               Medicine, University of Toronto (retired)

C. Robert Valeri, Marblehead, MA,      Director of the Naval Blood Research                                     Since 1992
Director                               Laboratory, Professor of  U.S. Medicine and Research,
                                       Professor of Surgery, Boston University School of Medicine

Nelson M. Sims, Key West, FL,          President & CEO, Novavax Inc. (a specialty biopharmaceutical             Since 2001
U.S. **                                company), Director of MDS (a health and life sciences
Director                               company); prior thereto, Executive with Eli Lilly and
                                       Company, including President of Eli Lilly Canada Inc.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF                                                                                        PERIOD OF
RESIDENCE                                        PRESENT PRINCIPAL OCCUPATION                                    SERVICE
----------------------------           ------------------------------------------------------------              -------
Lee Hartwell*, Toronto, ON             President, Chief Executive Officer and Chief Financial                   Since 1999
                                       Officer of the Company; prior thereto,
                                       Vice President/Chief Financial Officer,
                                       Bracknell Corp.

Dirk Alkema, Stayner, ON               Vice President, Operations of the Company; prior thereto,                Since 1994
                                       Director of Manufacturing, Langford Laboratories Ltd.
                                       (biological products)

David Bell, Oakville, ON               Vice President, Drug Development of the Company; prior                   Since 1994
                                       thereto, Director, Stem Cell Research; prior thereto, Group
                                       Leader, Cancer Biology, BioChem Therapeutics Inc. (a
                                       healthcare company)

Michael Mathews, Hampton, NJ, U.S.     Vice President Clinical and Regulatory Affairs, prior                    Since 2001
                                       thereto Vice President U.S. Operations of the Company; prior thereto, President of the Blood Bank Division, Haemonetics
                                       Corporation; prior thereto, executive positions within the merged Baxter Healthcare and American Hospital Supply
                                       corporations

* In May 2003, John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time. Mr. Kennedy subsequently passed away on June 4, 2003 and Lee Hartwell, our Chief Financial Officer, was subsequently appointed President and Chief Executive Officer while also maintaining his position as Chief Financial Officer.

** As of March 10, 2004, Nelson M. Sims and R. Ian Lennox are no longer directors.

         There are no family relationships between any of our executive officers and directors.

         For the year-ended December 31, 2003, three of our ten directors, (Wilfred Lewitt, R. Ian Lennox and Edward K. Rygiel (Chairman)) were also executives of MDS Inc., which held approximately 11.7% of our issued and outstanding common shares at December 31, 2003. There was no formal agreement with respect to the rights of MDS Inc. to a fixed level of representation on our board of directors. After the Arrangement became effective, MDS Inc. reduced its representation on our board of directors to two directors, Edward K. Rygiel (Chairman) and Wilfred Lewitt.

     SCIENTIFIC ADVISORY BOARD ("SAB")

         For the period up to February 11, 2004, the SAB advised management and the Board of Directors on scientific and medical matters relevant to our business. The table below sets forth the principal occupation and experience of each member of the SAB. On February 11, 2004, the Board of Directors dissolved the SAB and simultaneously expanded the mandate of the Clinical and Regulatory Committee to include the role previously played by the SAB. The Board also resolved to provide the Clinical and Regulatory Committee with the financial resources required to obtain the advice and counsel of such external experts as it deems necessary to discharge this expanded mandate. Our Clinical and Regulatory Committee has adopted this same expanded mandate. It is our expectation that certain individuals who served as members of the SAB will be retained on an as needed basis by our Clinical and Regulatory Committee.


NAME                                        PRINCIPAL OCCUPATION AND EXPERIENCE
-------------------------------             ------------------------------------

George Biro, M.D., M.Sc., Ph.D.             Senior Scientific Consultant and
                                            Chairman of our Scientific Advisory
                                            Board

A. Gerson Greenburg, M.D., Ph.D.,F.A.C.S.   Surgeon-in-Chief, The Miriam
                                            Hospital, Professor of Surgery,
                                            Brown University, Providence, Rhode
                                            Island. Dr. Greenburg has been an
                                            active developer and investigator in
                                            many aspects of red cell substitute
                                            research

Armand Keating, M.D.                        Chief, Medical Services, Ontario
                                            Cancer Institute/Princess Margaret
                                            Hospital; Professor and Head,
                                            Department of Medical Oncology and
                                            Hematology, The Toronto Hospital,
                                            Princess Margaret Hospital and Mount
                                            Sinai Hospital; Gloria and Seymour
                                            Epstein Chair in Cell Therapy and
                                            Transplantation, University of
                                            Toronto. Dr. Keating has published
                                            extensively in the fields of
                                            leukemia, transplantation and
                                            hemotopoiesis

Robert H. Painter, B.Sc., Ph.D., C.Chem.,
FRSC (United Kingdom)                       Professor Emeritus of Biochemistry
                                            and Immunology, University of
                                            Toronto and former Provost of
                                            Trinity College. Dr. Painter is a
                                            member of our board of directors

Michael Shannon, M.D.                       Assistant Auditor General of the
                                            Office of the Auditor General of
                                            Canada. Dr. Shannon was our
                                            full-time VP of Medical Sciences
                                            until September 2003

C. Robert Valeri, M.D.                      Director, Naval Blood Research
                                            Laboratory, Boston University. Dr.
                                            Valeri is acknowledged as a
                                            pre-eminent researcher, having
                                            registered a range of FDA approved
                                            blood products for use by the U.S.
                                            Navy during his tenure as its
                                            Director. He also serves on several
                                            U.S. government panels as well as on
                                            our Board of Directors

Richard D. Weisel, M.D.                     Chairman, Division of Cardiac
                                            Surgery, University of Toronto;
                                            Associate Director, Centre for
                                            Cardiovascular Research, The Toronto
                                            Hospital; Cardiac Surgeon, The
                                            Toronto Hospital. Dr. Weisel has
                                            conducted very extensive research,
                                            both preclinical and clinical, on
                                            many aspects of cardiac surgery,
                                            with particular reference to
                                            preservation of the myocardium

B.       COMPENSATION

         The following table sets forth all annual and long-term compensation earned during the fiscal year ended December 31, 2003 by our chief executive officer and each of our four most highly compensated executive officers, other than the chief executive officer, who served as executive officers during 2003. Such individuals are hereinafter collectively referred to as the "Named Executive Officers".

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL
                                            COMPENSATION(1)
                                                                           LONG TERM
                                                                          COMPENSATION               ALL OTHER
NAME AND                                                                 SECURITIES UNDER           COMPENSATION
PRINCIPAL POSITION             YEAR       SALARY ($)      BONUS ($)      OPTIONS GRANTED(2)             ($)
------------------             ----      ----------       ---------      ------------------             ---

John W. Kennedy(3).......      2003       101,480         55,000                  nil                260,217(4)
President and CEO              2002       267,800         55,000               30,000                 18,000
                               2001       260,000         65,000               30,000                 14,400

Michael Mathews(5)(6)....      2003       201,060            nil              100,000(7)              86,000(8)
Vice President, Clinical       2002       201,600         20,000               15,000                 15,600
and Regulatory Affairs         2001       200,000         16,700               41,250                 12,000

Lee Ann Malcolm(6)(9)....      2003       150,000            nil                  nil                 85,300(8)
Vice President, Marketing      2002       150,000         20,000               15,000                 15,600
                               2001       144,711         29,000               15,000                 11,770

Dr. David Bell...........      2003       175,100         20,000              691,556(10)            115,278(8)
Vice President,                2002       175,100         20,000               15,000                 15,600
Drug Development and           2001       170,000         34,000               15,000                 12,000
Regulatory Affairs

Lee D. Hartwell..........      2003       187,815         20,000            1,383,113(11)            128,400(8)
President, Chief               2002       164,800         20,000               15,000                 15,600
Executive Officer and          2001       160,000         32,000               15,000                 12,000
Chief Financial Officer

____________________

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) We have not issued any stock appreciation rights or made any payouts in respect of long-term incentive plans.

(3) In May 2003, John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time. Mr. Kennedy subsequently passed away on June 4, 2003 and Lee Hartwell, our Chief Financial Officer, was appointed President and Chief Executive Officer while also maintaining his position as Chief Financial Officer.

(4) Mr. Kennedy received an automobile allowance in the amount of $8,031 and a death benefit in the amount of $252,186 was paid to Mr. Kennedy's widow.

(5) Michael Mathews was appointed Vice President, U.S. Operations effective August 7, 2001. Effective January 2003, Mr. Matthews was appointed Vice President, Clinical and Regulatory Affairs.

(6) Michael Mathews and Lee Ann Malcolm are paid in U.S. dollars. Accordingly, all amounts shown for Mr. Matthews and Ms. Malcolm are in U.S. dollars.

(7) Prior to the Arrangement, Mr. Mathews held 56,250 options to purchase common shares of Hemosol Inc. ("Hemosol Options"). In addition, during 2003

     Mr. Matthews was conditionally granted 100,000 Hemosol Options subject to shareholder and regulatory approval at an exercise price of $1.60 per share and with an expiration date of December 11, 2013. Upon completion of the Arrangement, Mr. Mathews was issued a total of 100,000 options to purchase common shares of Hemosol Corp. ("New Hemosol Options") to replace the aggregate of 156,250 Hemosol Options held by and conditionally granted to him prior to the Arrangement. The 100,000 New Hemosol Options have an exercise price of $1.56 per share and expire on December 11, 2013.

(8) As part of our efforts in April 2003 to scale back operations, reduce cash burn and provide the greatest flexibility, working notice was provided to substantially all employees and a retention program was implemented for a core group of senior personnel. Under this retention program, Mr. Hartwell received a payment of $112,800, Mr. Matthews received a payment of U.S.$70,400, Ms. Malcolm received a payment of U.S.$69,700, and Dr. Bell received a payment of $99,678. Each of these named officers also received an automobile allowance in the amount of $15,600.

(9) On April 7, 2003, we gave Lee Ann Malcolm working notice of termination of her employment. As of September 30, 2003, Ms. Malcolm was no longer employed by us but continued to receive a salary through December 31, 2003.

(10) Prior to the Arrangement, Dr. Bell held 98,807 Hemosol Options. In addition, during 2003 Dr. Bell was conditionally granted 691,556 Hemosol Options subject to shareholder and regulatory approval at an exercise price of $0.90 per share and with an expiration date of October 29, 2013. Upon completion of the Arrangement, Dr. Bell was issued a total of 691,556 New Hemosol Options to replace the aggregate of 790,363 Hemosol Options held by and conditionally granted to him prior to the Arrangement. The 691,556 New Hemosol Options have an exercise price of $0.86 per share and expire on October 29, 2013.

 (11)Prior to the Arrangement, Mr. Hartwell held 125,000 Hemosol Options. In addition, during 2003 Mr. Hartwell was conditionally granted 1,383,113 Hemosol Options subject to shareholder and regulatory approval at an exercise price of $0.90 per share and with an expiration date of October 29, 2013. Upon completion of the Arrangement, Mr. Hartwell was issued a total of 1,383,113 New Hemosol Options to replace the aggregate of 1,508,113 Hemosol Options held by and conditionally granted to him prior to the Arrangement. The 1,383,113 New Hemosol Options have an exercise price of $0.86 per share and expire on October 29, 2013.

The following table indicates the options granted during the financial year ended December 31, 2003 to Named Executive Officers.

                                            OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003
                           -------------------------------------------------------------------------------------------
                            COMMON SHARES      % OF TOTAL                         MARKET VALUE OF
                            UNDER OPTIONS   OPTIONS GRANTED                     COMMON SHARES ON
                               GRANTED      TO EMPLOYEES IN    EXERCISE PRICE     DATE PRECEDING
NAME                           (#) (1)      FINANCIAL YEAR    ($/COMMON SHARE)     ISSUANCE ($)        DATE OF EXPIRY
----                           -------      --------------    ----------------     ------------        --------------
John W. Kennedy (2)......          nil               nil               nil              nil                nil
Michael Mathews..........      100,000             2.8%              $1.60            $1.60             Dec. 11, 2013
Lee Ann Malcolm..........          nil              nil                nil              nil                nil
Dr. David Bell...........      691,556            19.5%              $0.90            $0.80             Oct. 29, 2013
Lee Hartwell (2).........    1,383,113            39.1%              $0.90            $0.80             Oct. 29, 2013

_____________________

(1) During 2003, we considered various compensation arrangements to ensure the retention of key personnel in light of our financial resources and the challenges that we faced and our board of directors conditionally granted options under our former stock option plan as part of such retention arrangements, as most of the existing options at such time had exercise prices that were significantly higher than the conditionally granted options and were out-of-the-money. As part of the Arrangement, such conditional options replaced, in effect, such existing options.

(2) In May 2003, John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time. Mr. Kennedy subsequently passed away on June 4, 2003 and Lee Hartwell, our Chief Financial Officer, was subsequently appointed President and Chief Executive Officer while also maintaining his position as Chief Financial Officer.

The following table indicates the options exercised during the financial year ended December 31, 2003 by each of the Named Executive Officers and the value of options unexercised at year end.

                AGGREGATE OPTIONS EXERCISED DURING THE FINANCIAL
        YEAR ENDED DECEMBER 31, 2003 AND FINANCIAL YEAR END OPTION VALUES


                                                                                                      VALUE OF
                                                                                                    UNEXERCISED
                                                                                                    IN-THE-MONEY
                                                                        UNEXERCISED OPTIONS AT  OPTIONS AT FINANCIAL
                                       COMMON SHARES                    FINANCIAL YEAR END (#)    YEAR END(1) ($)
                                        ACQUIRED ON    AGGREGATE VALUE       EXERCISABLE /          EXERCISABLE/
NAME                                   EXERCISE (#)     REALIZED ($)         UNEXERCISABLE        UNEXERCISABLE(2)
----                                   ------------     ------------         -------------        ----------------
John W. Kennedy (3)................         Nil              Nil            273,412/38,964           Nil / Nil
Michael Mathews....................         Nil              Nil            34,138/122,113 (4)       Nil / Nil
Lee Ann Malcolm....................         Nil              Nil             59,217/33,685           Nil / Nil
Dr. David Bell.....................         Nil              Nil            81,361/709,001 (5)       Nil / Nil
Lee Hartwell*......................         Nil              Nil          93,977/1,414,136 (6)       Nil / Nil


(1) Based upon the $1.57 closing price of shares of Hemosol Inc. on the TSX on December 31, 2003 (the "Closing Price").

(2) The values cited were calculated by multiplying the difference between the Closing Price and the exercise price of the in-the-money options by the total number of in-the-money options held. All in-the-money options were unexercisable at financial year end.

(3) In May 2003, John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time. Mr. Kennedy subsequently passed away on June 4, 2003 and Lee Hartwell, our Chief Financial Officer, was subsequently appointed President and Chief Executive Officer while also maintaining his position as Chief Financial Officer.

(4) Under the terms of the Arrangement, Mr. Mathews was issued a total of 100,000 Options to purchase common shares of Hemosol Corp. to replace the 156,250 Hemosol Options held by and conditionally granted to him immediately prior to the Effective Time.

(5) Under the terms of the Arrangement, Dr. Bell was issued a total of 691,556 Options to purchase common shares of Hemosol Corp. to replace the 790,463 Hemosol Options held by and conditionally granted to him immediately prior to the Effective Time.

(6) Under the terms of the Arrangement, Mr. Hartwell was issued a total of 1,383,113 Options to purchase common shares of Hemosol Corp. to replace the 1,508,113 Hemosol Options held by and conditionally granted to him immediately prior to the Effective Time.

DIRECTORS' COMPENSATION

         Directors generally are compensated for their services through a combination of retainer fees and meeting attendance fees. Directors receive an annual retainer fee of $10,000 and an attendance fee of $750 for each meeting of the Board of Directors. In addition, committee members are paid $2,000 per annum. Any member of the Board of Directors who is also an executive officer of our company does not receive compensation as a director of our company. During the year ended December 31, 2003, an aggregate of $242,591 was paid on account of directors' compensation. Directors are reimbursed for expenses incurred to attend meetings of the Board of Directors and committees. As members of our Scientific Advisory Board, Messrs. Painter and Valeri each received $1,000 per month from us in connection with their work as members of the Scientific Advisory Board. Historically, each director was awarded 5,000 options upon joining the Board of Directors and all directors were awarded an additional 5,000 options in 2000. Messrs. Sims and McCormack were awarded 10,000 options each upon joining the Board of Directors. Mr. Sims joined in May 2001 and Mr. McCormack joined in December 2002. For the year ended December 31, 2003, 5,613 options were awarded to Dr. C. Robert Valeri as partial compensation for his effort as independent and unrelated director. Prior to the Arrangement, Dr. Valeri held 18,613 Hemosol Options of which 5,613 were granted during 2003, at an exercise price of $0.93 and with an expiration date of June 3, 2013. In addition, during 2003 Dr. Valeri was conditionally granted 21,000 Hemosol Options subject to shareholder and regulatory approval at an exercise price of $1.56 per share and with an expiration date of December 11, 2013. Upon completion of the Arrangement, Dr. Valeri was issued a total of 26,513 New Hemosol Options to replace the aggregate of 39,613 Hemosol Options held by and conditionally granted to him prior to the Arrangement. 21,000 of the New Hemosol Options have an exercise price of $1.56 per share and expire on December 11, 2013 and 5,613 of the New Hemosol Options have an exercise price of $0.89 per share and expire on June 2, 2013. Future option grants to the directors will be reviewed in the context of overall corporate performance.

         Commencing with the second quarter of 2003, the directors agreed unanimously to defer the payment of all Directors' Compensation until our financial condition had stabilized. Accordingly, all Directors' Compensation related to activities beginning on April 1, 2003 was accrued by us and paid in full in February 2004.

         We also maintain liability insurance for our directors and officers. An aggregate annual premium of approximately $630,720 was paid by us for such insurance and no part of the premium was paid by our directors or officers. The aggregate insurance coverage under the policy is limited to $10 million per year. We are liable to reimburse the insurer $250,000 for each claim made under the policy.

COMPENSATION

         The following table sets forth the compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2003.

                                                                            PENSION,
                                                     SALARIES, FEES,       RETIREMENT
                                                       COMMISSIONS         AND OTHER
                           NAME                        AND BONUSES      SIMILAR BENEFITS
     ----------------------------------------------  --------------  ---------------------
     All directors and officers as a group (18
       persons*).....................................     $2,452,479        $425,424

------------------
* Four of our officers, Lee Ann Malcolm, Jan Sedgeworth, Jacquelyn Saad and Michael Shannon were given eight weeks' working notice in April 2003. As of September 30, 2003, Lee Ann Malcolm, Jan Sedgeworth, Jacquelyn Saad and Michael Shannon were no longer employed by us, however Lee Ann Malcolm and Jacquelyn Saad continued to receive a salary through December 31, 2003.

C.       BOARD PRACTICES

         Reference is made to Item 6.A. "Directors, Senior Management and Employees--Directors and Senior Management" for information regarding the periods during which our directors and senior management have served in such capacities.

         Each member of our Board of Directors is elected to serve until his successor is elected at the next annual meeting of shareholders or until his earlier death, resignation or removal as provided in our bylaws.

         None of our directors is a party to any service contracts with us or any subsidiaries providing for benefits upon termination of employment.

         For the year ended December 31, 2003, the Board of Directors had the following standing committees, the members of each were as follows:

          o AUDIT COMMITTEE, Edward E. McCormack (Chairman), George W. Masters, Nelson M. Sims and Mitchell J. Kostuch;

          o CORPORATE GOVERNANCE AND NOMINATING COMMITTEE, Wilfred G. Lewitt (Chairman) and Edward K. Rygiel;

          o HUMAN RESOURCES AND COMPENSATION COMMITTEE, Edward K. Rygiel (Chairman), George W. Masters and R. Ian Lennox;

          o CLINICAL AND REGULATORY COMMITTEE, George W. Masters (Chairman), Robert H. Painter and C. Robert Valeri;

          o ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE, Mitchell J. Kostuch (Chairman) and Edward McCormack;

          o FINANCE COMMITTEE, Wilfred G. Lewitt (Chairman), Mitchell J. Kostuch and R. Ian Lennox; and

          o    MARKETING COMMITTEE, Nelson M. Sims (Chairman) and R. Ian Lennox.

         As of March 10, 2004, the Board of Directors had the following standing committees, the members of each were as follows:

          o AUDIT COMMITTEE, Edward E. McCormack (Chairman), George W. Masters and Mitchell J. Kostuch;

          o CORPORATE GOVERNANCE, NOMINATING, HUMAN RESOURCES AND COMPENSATION COMMITTEE, Edward K. Rygiel (Chairman), George W. Masters and Wilfred G. Lewitt;

          o CLINICAL AND REGULATORY COMMITTEE, Edward K. Rygiel (Chairman), Robert H. Painter and C. Robert Valeri;

          o ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE, Mitchell J. Kostuch (Chairman) and Robert H. Painter;

AUDIT COMMITTEE

         Our Audit Committee is composed of three unrelated directors. Its mandate is to review the financial statements, including the format and content of the statements before submission to the Board of Directors, to review the adequacy of our internal control procedures, and to approve the external audit program and assess the results thereof with management and the auditors. In fulfilling its mandate, in addition to meeting jointly with management and the auditors, the committee meets independently with the auditors.

CORPORATE GOVERNANCE, NOMINATING, HUMAN RESOURCES AND COMPENSATION COMMITTEE

     REPORT ON EXECUTIVE COMPENSATION

         The Corporate Governance, Nominating, Human Resources and Compensation Committee's responsibilities include the determination of our overall salary objectives in addition to determining the compensation of our executive officers. In establishing salary objectives for executive officers, the Corporate Governance, Nominating, Human Resources and Compensation Committee seeks to accomplish the following goals:

         (a) to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

         (b) to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; and

         (c) to align the interests of executive officers with the long-term interests of shareholders through participation in our stock option plan.

         Currently, our executive compensation package consists of the following components: base salary; annual incentive bonuses; and long-term incentives in the form of stock options.

         Base salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other publicly held, development-stage biotechnology companies. The Corporate Governance, Nominating, Human Resources and Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants.

         The Board of Directors approves annual corporate objectives and these, along with personal performance goals, are used by the Corporate Governance, Nominating, Human Resources and Compensation Committee for the purpose of determining annual incentive bonuses, giving due consideration to our stage of development. At the end of each year, actual performance against these objectives and goals is measured. The assessment of whether our corporate objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of our research and development projects, corporate alliances and similar relationships. The maximum bonus for any executive officer other than the CEO has been set at 35% of base salary. Bonus payments at this level would reflect extraordinary personal achievement and our attainment of all corporate objectives for the year under review.

         A portion of executive compensation is aligned with growth in share value. Stock options are awarded to executive officers at the commencement of employment and annually on meeting individual objectives. Options are granted to reward individuals for current performance, expected future performance and value to us.

         The principles described above apply to the determination of the compensation of all executive officers, including the CEO. The Corporate Governance, Nominating, Human Resources and Compensation Committee acts alone when considering the compensation of the CEO; however, the CEO assists the Corporate Governance, Nominating, Human Resources and Compensation Committee in assessing the performance of all other executive officers.

         The Corporate Governance, Nominating, Human Resources and Compensation Committee reports and makes recommendations to the Board of Directors with respect to compensation.

     CORPORATE GOVERNANCE

         In February 1995, the Toronto Stock Exchange approved a report of its committee on corporate governance, including a recommendation that companies incorporated in Canada and listed on the Toronto Stock Exchange be obligated to respond to the fourteen guidelines set out in the report. Our Board of Directors has reviewed these guidelines and believes that its corporate governance practices continue to be generally consistent with those set out in the report of the Toronto Stock Exchange's committee on corporate governance.

         Details of our corporate governance practices and the responsibilities of our Board of Directors, with reference to the report's guidelines, are addressed below.

                    GUIDELINE                         OUR PRACTICE
                    ---------                         ------------

1.   The Board should explicitly assume
     responsibility for stewardship of the
     corporation, and specifically:


     (i)   adopt a strategic planning
           process, A strategic planning process is in effect and at least one Board meeting each year is set aside to review strategic planning.
                                            Additionally, strategic are reviewed
                                            from time to time by the Board.


     (ii)  identify principal risks of the
           business and implement
           systemsof risk managment         The principal risks to our business
                                            are identified in the Annual
                                            Information Form filed by us under
                                            the heading "Narrative Description
                                            of the Business--Risk Factors".
                                            Senior management actively addresses
                                            these risks, and the Board, at its
                                            regular meetings, receives and
                                            reviews reports from management on
                                            its assessment and management of
                                            these risks.

     (iii) provide for succession planning,
           including appointing, training
           and monitoring senior
           management,                      The CEO has, pursuant to the Board's
                                            instruction, developed a succession
                                            plan for senior management which has
                                            been approved by the Board.
                                            Succession planning with respect to
                                            senior management is a continuing
                                            responsibility of the CEO, involving
                                            participation by the Human Resources
                                            and Compensation Committee of the
                                            Board. Senior management is
                                            responsible for the evaluation and
                                            succession planning of positions
                                            reporting to them.

     (iv) communications policy,            Our public disclosure is designed
                                            such that required, effective and
                                            timely communication about our
                                            business is made available to
                                            shareholders, members of the public
                                            and media. We routinely obtain
                                            expert external advice to assist in
                                            effective and proper disclosure.


     (v)  the integrity of the Company's
          internal control and management
          information systems               Senior management has the primary
                                            responsibility for our internal
                                            controls and management information
                                            systems. Through the Audit Committee
                                            of the Board, which meets with our
                                            external auditors, the Board
                                            assesses the strength of these
                                            controls.


2.  The Board should be constituted with
    a majority of individuals who
    qualify as unrelated directors.         For the purpose of the report, an
                                            unrelated director is one who is
                                            independent of management and free
                                            from any interest and any business
                                            or other relationship which could,
                                            or could reasonably be perceived to,
                                            materially interfere with the
                                            director's ability to act in the
                                            best interests of the corporation,
                                            other than interests or
                                            relationships arising from
                                            shareholding.

                                            The Board consists of ten directors,
                                            including the CEO. Excluding the
                                            CEO, these nine directors are
                                            unrelated within the meaning of the
                                            report, and accordingly the Board is
                                            constituted with a majority of
                                            unrelated directors.

                    GUIDELINE                         OUR PRACTICE
                    ---------                         ------------

 3. In the case of a corporation with a
    significant shareholder, disclose
    whether the Board is constituted
    with the appropriate number of
    directors which are not related to
    either the corporation or significant
    the shareholder.                        The report defines a significant
                                            shareholder as "a shareholder with
                                            the ability to exercise a majority
                                            of the votes for the election of the
                                            board of directors". We do not have
                                            a significant shareholder. However,
                                            four of our directors are employed
                                            by other corporations which hold an
                                            aggregate of the approximately 11.7%
                                            of our outstanding common shares.

4.  Appoint a committee of directors
    composed exclusively of outside,
    i.e. non-management directors, a
    majority of whom are unrelated
    directors, responsible for the
    assessment directors.                   Our Corporate Governance and
                                            Nominating Committee (see
                                            description of Corporate Governance
                                            and Nominating Committee under
                                            guideline number nine) is
                                            responsible for nominating
                                            individuals for consideration by the
                                            Board as directors. This committee
                                            does not have formal responsibility
                                            for the assessment of individual
                                            directors following their
                                            appointment to the Board.

5.  Implement a process for assessing
    the effectiveness of the Board, its
    effectiveness of the Board, its
    committee and individual directors.     See description of Corporate
                                            Governance and Nominating Committee
                                            under guideline number nine.




6.  Provide an orientation and education
    program for new directors.              We do not have a formal orientation
                                            and education program for new
                                            directors. However, with two
                                            exceptions, all of the current
                                            directors have been members of the
                                            Board for several years and are well
                                            versed in our business. The most
                                            recent directors obtained a thorough
                                            orientation prior to their
                                            appointments.

7.  Examine the size of the Board, with
    specific reference to its
    effectiveness.                          The Board presently consists of ten
                                            members with varying business and
                                            scientific backgrounds, suitable to
                                            our interests.

8.  Review compensation of directors in
    light of risks and responsibilities.    The Human Resources and Compensation
                                            Committee has a mandate to review
                                            and recommend to the Board
                                            directors' remuneration.
                                            Remuneration was first paid to our
                                            directors in 1994, based on several
                                            factors, including time commitments
                                            and emoluments to directors of
                                            similar organizations.


9.  Committees should generally be composed
    of only outside directors, a majority
    of whom are unrelated directors.        For the year ended December 31, 2003
                                            we had seven standing committees, as
                                            follows:

                                            The Audit Committee is composed of
                                            unrelated directors. Its mandate is
                                            to review the financial statements,
                                            including the format and content of
                                            the statements before submission to
                                            the Board, to review the adequacy of
                                            our internal control procedures, and
                                            to approve the external audit
                                            program and assess the results
                                            thereof with management and the
                                            auditors. In fulfilling its mandate,
                                            in addition to meeting jointly with
                                            management and the auditors, the
                                            committee meets independently with
                                            the auditors.

                    GUIDELINE                         OUR PRACTICE
                    ---------                         ------------

                                            The Human Resources and Compensation
                                            Committee is composed of unrelated
                                            directors. It reviews our overall
                                            compensation program and corporate
                                            succession plans at the senior
                                            management level. It has
                                            responsibility for reviewing and
                                            recommending to the Board, for its
                                            approval, the compensation programs
                                            for both senior management and
                                            directors. Its mandate also includes
                                            reviewing management compensation
                                            policies and benefits and reviewing
                                            the overall quality of our human
                                            resources program.

                                            The Corporate Governance and
                                            Nominating Committee is composed of
                                            unrelated directors. Its mandate is
                                            to recommend effective governance
                                            systems for us and to advise the
                                            Board on the application of existing
                                            corporate governance principles, to
                                            assess the effectiveness of the
                                            Board and to assess, review and
                                            recommend nominees for
                                            directorships. It is also
                                            responsible for administering the
                                            Board's relationship with management
                                            and acting as a forum for governance
                                            issues and related concerns of any
                                            director.

                                            The Finance Committee is composed of
                                            unrelated directors. Its mandate is
                                            to review all proposed financing
                                            arrangements and to provide
                                            recommendations to the Board on all
                                            material financial matters relating
                                            to us.

                                            The Marketing Committee is composed
                                            of unrelated directors. Its mandate
                                            is to ensure that our marketing
                                            efforts are appropriately directed
                                            and resourced for success in a
                                            competitive market. The marketing
                                            committee assumes responsibility for
                                            reviewing and approving: the annual
                                            marketing plan; ongoing plan
                                            adjustments (if required); the
                                            marketing management succession
                                            plan; and the marketing resource
                                            allocation (people and budget).

                                            The Clinical and Regulatory
                                            Committee is composed of unrelated
                                            directors. It is responsible for
                                            oversight, at the board level, our
                                            research programs. It assists us in
                                            monitoring appropriate processes for
                                            the review and approval of the
                                            clinical development program. It
                                            also reports any concerns or issues
                                            relating to either our research or
                                            clinical development programs to the
                                            Board.

                    GUIDELINE                         OUR PRACTICE
                    ---------                         ------------

                                            The Environmental Health and Safety
                                            Committee is composed of unrelated
                                            directors. Its mandate is to monitor
                                            our written environmental policy and
                                            to oversee the environmental
                                            protection program which addresses
                                            issues such as compliance with
                                            environmental laws and regular
                                            reporting procedures. Its mandate
                                            also includes a reporting procedure
                                            whereby any environmental concerns,
                                            including spills and discharges, are
                                            brought to the attention of the
                                            Board.

                                            In addition to its formal
                                            committees, the Board also strikes
                                            committees on an ad hoc basis to
                                            address specific requirements and we
                                            also assign responsibility to
                                            individual Board members to act as
                                            liaison, between the Board as a
                                            whole and management, in specific
                                            areas, including ethics.


10. Assume or assign responsibility for
    corporate governance issues.            See description of the Corporate
                                            Governance and Nominating Committee
                                            under guideline number nine.


11. Define management's responsibilities
    and approve corporate objectives
    to be met by the CEO.                   The Board has the ultimate
                                            responsibility for supervising our
                                            management. Management brings to the
                                            attention of the Board for
                                            discussion and direction all matters
                                            which are outside our day-to-day
                                            operations, or which would represent
                                            a material deviation from our
                                            business plan or budget. The
                                            business plan and budget are both
                                            approved by the Board. Additionally,
                                            the annual objectives of the CEO are
                                            reviewed and approved by the Board.


12. Establish structures and procedures to
    enable the Board to function independently
    of management. An appropriate structure
    would be to appoint a chairman who
    is not a member of management.          For several years, the office of
                                            Chairman of the Board has been
                                            separated from that of the CEO and
                                            has been filled by a person who is
                                            not a member of management.


13. The audit committee should be composed
    of outside directors and its role
    specifically defined.                   See description of the Audit
                                            Committee under guideline number
                                            nine.


14. Implement a system to enable individual
    directors to engage outside advisors,
    at the Company's expense.               In concert with their overall duties
                                            and obligations as directors,
                                            individual directors may engage
                                            outside advisers, at our expense,
                                            subject to approval by the Human
                                            Resources and Compensation
                                            Committee.

D.       EMPLOYEES

         As at December 31, 2003, we had 36 employees. We also utilize the services of several consultants. Of our 36 employees, 22 were employed in scientific affairs, 3 were employed in clinical, medical and regulatory affairs, 5 were employed in production and 6 were employed in administration. Of these employees, 34 were based in Canada, 2 were based in the United States.

         On April 7, 2003, we gave working notice to substantially all of our employees. Our full time staff was reduced to approximately 40 employees at the end of the notice period. In the event that we resume our clinical trial program, we expect to maintain and recruit the staff required for such purposes.

E.       SHARE OWNERSHIP

         The following table sets forth (i) the number of common shares and (ii) the total number of options and/or warrants and the number of options that are exercisable within 60 days after May 1, 2004, beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and executive offer of Hemosol and, where known after reasonable inquiry, by their respective associates as of May 1, 2004.

                                  NUMBER OF COMMON
                                 SHARES BENEFICIALLY
                                 OWNED, DIRECTLY OR
                               INDIRECTLY, CONTROLLED       TOTAL NUMBER OF
                                    OR DIRECTED           OPTIONS/WARRANTS
                                 (EXCLUDING OPTIONS      EXERCISABLE WITHIN 60
   NAME                             AND WARRANTS)        DAYS AFTER MAY 1, 2004
   ----                        -----------------------   ----------------------

DIRECTORS
   Mitchell J. Kostuch.........        52,694                  19,500 (1)
   George W. Masters...........        34,786                   7,000 (2)
   Robert H. Painter...........        10,192                   7,000 (3)
   C. Robert Valeri(4).........        35,283                  12,613 (5)
   R. Ian Lennox...............        0                        2,333 (6)
   Edward K. Rygiel............        0                        2,333 (7)
   Wilfred G. Lewitt...........        0                        2,333 (8)

   Edward E. McCormack.........        0                        7,000 (9)
   Nelson M. Sims..............        2,000                    6,000 (10)

OFFICERS
   Lee Hartwell................        5,000                    -
   David Bell..................        100                      -
   Dirk Alkema.................        46,000                   -
   Michael Mathews.............        10,000                   33,334 (11)

_________________

(1) Represents 7,000 options and 12,500 warrants. The options have an exercise price of $1.56 per share and expire on December 11, 2013. The warrants have an exercise price of $0.86 per share and expire on October 29, 2013.

(2) Represents 7,000 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

(3) Represents 7,000 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

(4) The common shares listed in the table above opposite Dr. Valeri's name are beneficially owned by Biomedical Innovative Technology, Inc., a corporation controlled by Dr. Valeri.

(5) Represents 12,613 options. 5,613 of the options have an exercise price of $0.89 per share and expire on June 2, 2013 and 7,000 of the options have an exercise price of $1.56 per share and expire on December 11, 2013.

(6) Represents 2,333 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013. All Hemosol Options are held in trust for MDS, as MDS has a policy which prevents members of management who sit on the boards of directors of corporations in which MDS holds an interest from holding any shares in such corporations, unless such shares were acquired prior to their appointment to such board.

(7) Represents 2,333 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013. All Hemosol Options are held in trust for MDS as MDS has a policy which prevents members of management who sit on the boards of directors of corporations in which MDS holds an interest from holding any shares in such corporations, unless such shares were acquired prior to their appointment to such board.

(8) Represents 2,333 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

(9) Represents 7,000 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

(10) Represents 6,000 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

(11) Represents 33,334 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

INCENTIVE PLANS

     STOCK OPTION PLAN

         We have a stock option plan under which our directors, officers, members of scientific advisory boards and full-time employees of and consultants to us and our subsidiaries (including, for greater certainty, Hemosol LP) may be granted non-assignable options to acquire common shares. Our current stock option plan, which was approved at the Special Meeting held on April 20, 2004, is substantially the same as the former stock option plan of Hemosol Inc. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service of our directors, officers, employees and consultants as well as members of the scientific advisory boards by facilitating their purchase of an equity interest in us. As at December 31, 2003, of the 3,031,712 common shares reserved for issuance under the former stock option plan of Hemosol Inc., a total of 2,900,693 options to purchase common shares had been issued, of which 1,581,752 remained outstanding as of December 31, 2003. In addition, 27,613 options were granted unconditionally by the board of directors and 3,490,725 were granted conditionally subject to shareholder and regulatory approval, by the board of directors pursuant to resolutions. At the Special Meeting held on April 20, 2004 the shareholders approved an amendment to the stock option plan of Hemosol Inc. to increase the maximum number of common shares from 3,031,712 to 5,499,298 in order to ratify the conditional grant of the 3,490,725 stock options.

         Under the stock option plan, recipients receive, at no cost to them, options to purchase common shares within a fixed period of time and at a specific price per share. We grant options pursuant to the recommendations of the compensation committee of our Board of Directors. The human resources and compensation committee, in its sole discretion, selects the optionees to whom stock options are granted and determines the number of common shares subject to each stock option, the timing of each grant, the exercise price of each stock option, the vesting period, if any, applicable to each stock option and any other related matters, in each case in compliance with all applicable laws and regulations. The options expire 10 years from the date of issuance. Options granted prior to December 7, 2000 vest over a four-year period and options granted on or subsequent to December 7, 2000 vest over a three-year period. The exercise price of the options is the market price of the common shares on the date immediately preceding the date of the grant.

         During 2003, we considered various compensation arrangements to ensure the retention of key personnel in light of our financial resources and the challenges that we faced and our board of directors conditionally granted options under our former stock option plan as part of such retention arrangements, as most of the existing options at such time had exercise prices that were significantly higher than the conditionally granted options and were out-of-the-money. As part of the Arrangement, such conditional options replaced, in effect, such existing options.

         Under the Arrangement, all options to purchase common shares of Hemosol Inc. were cancelled and 3,933,687 options to purchase common shares of Hemosol Corp. were issued to certain former holders of options to purchase common shares of Hemosol Inc. at exercise and vesting terms identical to their former options, other than a reduction in the exercise price of $0.04 per share. The maximum number of common shares of Hemosol Corp. that may be issued under our current stock option plan is 5,500,000.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common shares as of May 1, 2004, by each person or entity known to own beneficially more than 5% of our outstanding common shares based on information provided to us by the holders or disclosed in public filings with the Ontario Securities Commission and the United States Securities and Exchange Commission.

                                                       NUMBER OF BENEFICIALLY              PERCENTAGE OF
                                                         AND DIRECTLY OWNED                 OUTSTANDING
NAME                                                        COMMON SHARES                  COMMON SHARES
----                                                        -------------                  -------------
MDS Inc. and its subsidiaries(1)................             11,549,897                         21.7%

--------------------
(1) MDS Inc. beneficially owns: (i) directly, 6,087,982 common shares and a warrant to purchase 5,500,000 of our common shares (5,000,000 of the common shares evidenced by such warrant are currently exercisable), which, in the aggregate, constitute approximately 21.7% of our total number of issued and outstanding common shares, and (ii) indirectly, through its wholly-owned subsidiary MDS Heath Ventures (TC) Inc., 461,915 of our common shares, which constitutes approximately 1.0% of our total number of issued and outstanding common shares. MDS Inc. has sole voting and disposition power over all our common shares beneficially owned by MDS Inc.

         In addition, 350,331 of our common shares are held by the Canadian Medical Discoveries Fund Inc. (MDS Inc. and MDS Capital Corp. are not investors in this entity). CMDF is managed by MDS Capital Corp. and/or its affiliates (MDS Inc. owns approximately 47.5% of the equity interest in MDS Capital Corp. and the balance of the equity interest in MDS Capital Corp. is owned by institutional investors and management). MDS Inc. disclaims beneficial ownership of the 350,331 common shares held by these entities. For details regarding the warrants granted by us to MDS, see Item 4.B. "Information on the Company--Business Overview--Credit Facility."

         As of June 15, 2004, there were 57 record holders of our common shares registered with a United States mailing address, including banks, brokers and nominees, holding an aggregate of 9,003,314 or approximately 18.7%, of our outstanding common shares as of such date. Because these holders of record include banks, brokers and nominees, the beneficial owners of these common shares may include persons who reside outside the United States.

         As of April 30, 2004 the Hemosol blood products business is owned and operated by a newly formed Ontario limited partnership ("Hemosol LP"). Hemosol Corp. controls Hemosol LP as its general partner and owns approximately 93% of the partnership interests in Hemosol LP. LPBP Inc. is a limited partner in Hemosol LP and owns approximately 7% of the partnership interests in Hemosol LP. Hemosol Corp. controls Hemosol LP as the general partner and LPBP Inc. is a limited partner.

B.       RELATED PARTY TRANSACTIONS

ARRANGEMENT WITH MDS

         On April 30, 2004, we completed the Arrangement which involved a reorganization of our blood products business and MDS's Ontario clinical laboratory services business. For additional information regarding the Arrangement, see Item 4.B. "Information on the Company--History and Development of the Company--Recent Developments--Arrangement with MDS Inc."

         See Item 4.B. "Information on the Company--Business Overview--Credit Facility."

         In 2003, MDS provided clinical trial support services. We paid MDS approximately $43,423, in 2003 for these services. The fees for these services were negotiated on an arm's-length basis.

C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The Financial Statements required by this item are found in Item 17.

DIVIDENDS

         We have paid no dividends to date on our common shares and do not expect that earnings will be available for the payment of dividends in the foreseeable future. If and when earnings become available, it is expected that they will be retained to finance the growth of our business and to expand our research and product development activities.

B.       SIGNIFICANT CHANGES.

         See Item 4.A. "Information on the Company--History and Development of the Company--Recent Developments."

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

         Our common shares are listed on the Toronto Stock Exchange under the symbol "HML" and on Nasdaq under the symbol "HMSL". Our common shares began trading on Nasdaq on March 1, 2001.

         The following tables set forth the high and low closing price in Canadian dollars for our common shares as reported by the Toronto Stock Exchange for the periods indicated:

                                                            PRICE PER SHARE
                                                            ---------------
                                                           HIGH           LOW
                                                           ----           ---
1999
January 1 - December 31.................................. $7.55          $2.90

2000
January 1 - December 31.................................. 26.95           6.70

2001
January 1 - December 31.................................. 18.65           4.26

2002

January 1 - December 31..................................  9.00           0.67

2003
January 1 - December 31..................................  2.89           0.44


                                                            PRICE PER SHARE
                                                            ---------------
                                                           HIGH           LOW
                                                           ----           ---
2002
January 1 - March 31..................................... $9.00          $4.20
April 1 - June 30........................................  4.70           2.10
July 1 - September 30....................................  2.35           0.67
October 1 - December 31..................................  2.90           0.88

2003
January 1 - March 31.....................................  2.89           0.56
April 1 - June 30........................................  1.54           0.44
July 1 - September 30....................................  1.14           0.70
October 1 - December 31..................................  2.02           0.73


                                                            PRICE PER SHARE
                                                            ---------------
                                                          HIGH           LOW
                                                          ----           ---
2003
December 1 - December 31................................. $2.02         $0.80

2004
January 1 - January 31...................................  1.75          1.43
February 1 - February 28.................................  1.78          1.40
March 1 - March 31.......................................  1.52          1.12
April 1 - April 30.......................................  1.40          1.05
May 1 - May 31...........................................  1.15          0.95
June 1 - June 23.........................................  1.14          0.95

         The following tables set forth the high and low closing price in U.S. dollars for our common shares as reported by the Nasdaq National Market for the periods indicated:

                                                           PRICE PER SHARE
                                                           ---------------
                                                          HIGH           LOW
                                                          ----           ---
2001
March 1 - December 31...............................    $10.84          $2.78

2002
January 1 - December 31.............................      5.64           0.42


                                                           PRICE PER SHARE
                                                           ---------------
                                                          HIGH           LOW
                                                          ----           ---
2002
January 1 - March 31................................     $5.64          $2.67
April 1 - June 30...................................      2.95           1.46
July 1 - September 30...............................      1.64           0.42
October 1 - December 31.............................      1.86           0.53

2003
January 1 - March 31................................      1.85           0.37
April 1 - June 30...................................      1.12           0.31
July 1 - September 30...............................      0.83           0.50
October 1 - December 31.............................      1.55           0.55


                                                           PRICE PER SHARE
                                                           ---------------
                                                          HIGH           LOW
                                                          ----           ---
2003
December 1 - December 31............................     $1.55          $0.60

2004
January 1 - January 31..............................      1.32           1.11
February 1 - February 28............................      1.33           1.06
March 1 - March 31..................................      1.15           0.85
April 1 - April 30..................................      1.07            .76
May 1 - May 31......................................      0.84           0.66
June 1 - June 23....................................      0.84           0.69

         On June 24, 2004 the closing price of our common shares on the Toronto Stock Exchange was $0.97. On June 24, 2004, the closing price of our common shares on Nasdaq was U.S.$0.70.

B.       PLAN OF DISTRIBUTION.

         Not applicable.

C.       MARKETS.

         Our common shares are listed on The Toronto Stock Exchange under the symbol "HML", and on the NASDAQ National Market under the symbol "HMSL".

D.       SELLING SHAREHOLDERS.

         Not applicable.

E.       DILUTION.

         Not applicable.

F.       EXPENSES OF THE ISSUE.

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

         The legal name of the Company is Hemosol Corp. Hemosol Corp. was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to LPBP Inc. (formerly, Hemosol Inc.) which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario) or the OBCA. As a result of the Arrangement, effective from the Effective Time Hemosol Corp. became the successor to LPBP Inc. pursuant to Rule 12g-3(a) under the Exchange Act.

         The authorized share capital of Hemosol Inc. consisted of an unlimited number of common shares, an unlimited number of special shares issuable in series and 51,786 Series D special shares, voting, ranking equally with the common shares. As of December 31, 2003, 48,103,784 common shares and no special shares were issued and outstanding. The authorized share capital of Hemosol Corp. consists of an unlimited number of common shares and an unlimited number of special shares issuable in series.

         Our articles provide that we may issue special shares at any time and from time to time in one or more series. Before we can issue such special shares, our Board of Directors must file articles of amendment, which designate the series of special shares and describe the rights, privileges, restrictions and conditions attaching to them.

         Holders of our common shares are entitled to dividends on a pro rata basis if, as and when declared by our Board of Directors. Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or ratably with the holders of our common shares, our Board of Directors may declare dividends on the common shares to the exclusion of any other class of our shares. On our liquidation, dissolution or winding-up, holders of common shares are entitled to participate ratably in any distribution of our assets, subject to the rights of holders of any other class of our shares entitled to receive our assets on such a distribution in priority to or ratably with the holders of our common shares. Holders of our common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any class or series of shares, and to one vote for each common share held at such meetings.

         Our by-law provides that the directors shall call an annual shareholders' meeting not later than 15 months after the last shareholders' meeting and that the directors may call a special shareholders' meeting at any time. The governing statute provides that, subject to the two exceptions below, a written resolution of all the shareholders entitled to vote at a shareholders' meeting is as valid as a resolution passed at a shareholders' meeting and a written resolution dealing with all the matters required to be dealt with at a shareholders' meeting satisfies the statutory requirement to hold such a meeting. A written resolution of all the shareholders may not be used in lieu of a shareholders' meeting if a director submits a written statement of resignation or opposition to his or her replacement, or if our auditor submits written representations concerning a proposed change in auditor.

         We are required to give notice of the time and place of an annual or special meeting of shareholders to:

          o all shareholders who appear on our or our transfer agent's register as of a specified date, which date cannot be more than 50 or less than 21 days prior to the meeting;

          o    all directors; and

          o    our auditor.

         For a special shareholders' meetings, we are also required to provide a description of the special business to be discussed at the meeting and a copy of the special resolution to be passed. Notice of a shareholders' meeting can be waived, or a shareholders' meeting can take place without prior notice if all those entitled to receive such notice are present in person or represented by proxy at such meeting.

         Our by-law provides that, other than for the purposes of selecting a chairman or adjourning a shareholders' meeting to a fixed time and place, the quorum at any shareholders' meeting shall be at least two people holding or representing by proxy not less than 20% of the total number of issued shares with voting rights at such meeting.

         Under the OBCA, the affirmative vote of not less than two-thirds of the votes cast by holders of common shares, voting separately as a class, at a special meeting of shareholders duly called for this purpose, is required to adopt a resolution amending our articles of incorporation to add to, change or remove any provision in our articles of incorporation which would have the effect of changing the rights, privileges, restrictions or conditions applicable to the common shares. Such a resolution may also be passed if consented to in writing by each shareholder entitled to vote at such a meeting.

         The OBCA requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a company, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the company, shall disclose in writing to the company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is:

          o an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate;

          o one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;

          o one for indemnity of or insurance for directors as contemplated under the OBCA; or

          o    one with an affiliate.

         However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

         Our by-law provides that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of ours who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on our behalf other than the normal work ordinarily required of a director. The by-law provides that confirmation of any such resolution by our shareholders is not required.

         There are no limitations in our articles of incorporation or by-law, or under Canadian federal or provincial laws, on the right of non-residents of Canada or foreign owners to hold or vote our common shares, except for transactions involving or being deemed to involve an acquisition of control, which requires compliance with the Investment Canada Act.

C.       MATERIAL CONTRACTS.

         On February 11, 2004 we entered into an Arrangement Agreement with MDS Inc., which agreement is incorporated by reference as Exhibit 4.4 to this annual report. On March 19, 2004, Hemosol Inc., MDS and an entity related to MDS filed with the Securities and Exchange Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3, as subsequently amended, in respect of the Arrangement contemplated by the Arrangement Agreement, and the Circular and other documents relevant to the Arrangement were filed as exhibits thereto. On April 30, 2004 we completed the Arrangement, which involved a reorganization of our blood products business and MDS' Ontario clinical laboratory services business. The Arrangement provided a $16 million cash infusion into our blood products business through the utilization of our accumulated and unutilized income tax losses and other tax assets. For additional details regarding the terms of the Arrangement, see
Item 4.A. "History and Development of the Company--Recent Developments--Arrangement with MDS Inc."

         On October 25, 2002, the Bank of Nova Scotia agreed to provide a $20 million term loan to us. MDS has guaranteed our obligations under this loan. The documents relating to the loan and guarantee are included or incorporated by reference as Exhibits 4.1, 4.2, 4.3, 4.4, 4.14, 4.16, 4.17 and 4.18 to this annual report. For additional details regarding the terms of this facility and the related guarantee, see Item 4.B. "Business Overview--Credit Facility."

D.       EXCHANGE CONTROLS.

         Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed in Item 10.E. "Additional Information-Taxation" below.

E.       TAXATION

     CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material considerations under the Income Tax Act (Canada), commonly referred to as the Canadian Tax Act, generally applicable to a holder of our common shares that at all relevant times, is not resident in Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention, holds common shares as capital property, deals at arm's length with us, does not use or hold the common shares in carrying on a business in Canada and is not a non-resident insurer for purposes of the Canadian Tax Act. For purposes of this discussion such a person is referred to as a non-resident holder.

         THIS SUMMARY DOES NOT ADDRESS ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO OWNING OUR COMMON SHARES. HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDERS OF PURCHASING, HOLDING OR DISPOSING OF OUR COMMON SHARES.

         In the event we pay a dividend, any such dividend on common shares paid or credited or deemed to be paid or credited to a non-resident holder will be subject to withholding tax under the Canadian Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention, the applicable rate of dividend withholding tax is generally reduced to 15%.

         A non-resident holder of common shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the disposition of such shares. Generally, common shares will not be taxable Canadian property to a non-resident holder at a particular time if (i) such shares are listed on a prescribed stock exchange, including the Toronto Stock Exchange, at that time, and (ii) during the five-year period immediately preceding the disposition of the common shares, the non-resident holder, persons with whom the non-resident holder does not deal at arm's length, or such non-resident holder together with such persons, did not own or have an interest in or an option for 25% or more of our issued shares of any class or series.

     UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our common shares, referred to for purposes of this discussion as a U.S. holder, that is:

          o    a citizen or resident of the United States;

          o a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state;

          o an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

          o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to owning our common shares. This summary considers only U.S. holders that will own common shares as capital assets.

         This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including, but not limited to:

          o    taxpayers who are broker-dealers or insurance companies;

          o    taxpayers who have elected mark-to-market accounting;

          o    tax-exempt organizations;

          o    financial institutions or "financial services entities";

          o taxpayers who hold common shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

          o certain expatriates or former long-term residents of the United States;

          o    holders who received our common shares as compensation;

          o holders owning directly, indirectly or by attribution at least 10% of our voting power; and

          o    taxpayers whose functional currency is not the U.S. dollar.

         In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

         Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. holder (a "non-U.S. holder") are also discussed below.

EACH HOLDER OF COMMON SHARES IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF OUR COMMON SHARES.

     TAXATION OF COMMON SHARES

         Taxation of Dividends Paid on Common Shares. In the event we pay a dividend, subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder's basis in the common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of common shares.

         In the case of a U.S. holder that is a corporation, a dividend from a non-U.S. corporation will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction. In the case of an individual U.S. holder (as well as in the case of certain trusts and estates), dividends are generally subject to tax at ordinary income rates of up to 35% as well. Certain "qualified dividends" received before the taxable year beginning January 2009 are eligible for a reduced 15% rate of federal income tax. However, "qualified dividends" do not include any dividend paid by a non-U.S. corporation that is treated, or was treated in the prior taxable year, as a PFIC.

         Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

         U.S. holders will have the option of claiming the amount of any Canadian income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. holder has not held the common shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

         We believe that we will have no earnings and profits in the taxable year ending on October 31, 2004. We expect that we will be a PFIC for 2004. In such event, any dividends paid to a U.S. holder would not be "qualified dividends" eligible for the preferential 15% rate of tax.

         Taxation of the Disposition of Common Shares. Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's basis in its common shares, and the amount realized on the disposition. A U.S. holder's basis in its common shares is usually the cost of such shares. However, U.S. holders who participated in the Arrangement should refer to the section, "United States Federal Income Tax Consequences of the Arrangement", which is in the Circular they received in connection with the Arrangement, for discussion regarding such holder's basis in common shares received pursuant to the Arrangement.

         A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Long-term capital gains recognized by individuals after May 5, 2003 and before January 1, 2009 may qualify for a reduced rate of taxation of 15% or lower. See the Circular, "United States Federal Income Tax Consequences of the Arrangement", for a discussion regarding the U.S. holder's holding period in its common shares received pursuant to the Arrangement. Gains recognized by a U.S. holder on a sale, exchange or other disposition of common shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. holder on the sale, exchange or other disposition of common shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

         Tax Consequences If We Are a Passive Foreign Investment Company. We will be a PFIC for U.S. federal income tax purposes if 75% or more of our gross income in a taxable year, including the pro-rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that it is likely that we were a PFIC during 2003 and will continue to be classified as a PFIC for the 2004 taxable year, as discussed below.

         If we are a PFIC, each U.S. holder, upon certain distributions by us and upon disposition of the common shares at a gain, would be liable to pay tax at the then prevailing income tax rate on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the common shares. This tax would only be applicable if the U.S. holder did not elect either to treat us as a qualified electing fund, or QEF, or mark our common shares to market, as discussed below. Additionally, if we are a PFIC, a U.S. holder who acquires common shares from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such common shares. Instead, such U.S. holder would have a tax basis equal to the deceased's basis, if lower.

         If a U.S. holder has made a QEF election covering all taxable years during which the holder held the common shares and we were a PFIC, distributions and gains will not be taxed as if recognized ratably over the taxpayer's holding period or subject to an interest charge, nor will the denial of a basis step-up at death described above apply. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder's pro-rata share of the ordinary earnings of the QEF as ordinary income and a pro-rata share of the net capital gain of the QEF as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed, and subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge.

         Consequently, in order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. We have agreed to supply U.S. holders with the information needed to report income and gain pursuant to the QEF election in the event that we are classified as a PFIC. U.S. holders may not make a QEF election with respect to warrants or rights to acquire our common shares, or with respect to common shares acquired through the exercise of such warrants or rights. U.S. holders should consult their tax advisor concerning the PFIC consequences of holding warrants or rights to acquire common shares or of holding our common shares acquired through the exercise of such warrants or rights.

         The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. As stated above, we have agreed to supply the PFIC annual information statement to all shareholders for each year in which we determine that we are a PFIC, and we will also supply such additional information as the IRS may require in order to enable shareholders to make the QEF election. Even if a shareholder in a PFIC does not make a QEF election, if such shareholder is a U.S. holder, such shareholder must annually file with the shareholder's tax return and with the IRS a completed Form 8621.

         Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC will generally apply for subsequent years, whether or not it meets the requirements for PFIC status in those years. A U.S. holder who makes the QEF election discussed above for the first year the U.S. holder holds or is deemed to hold our shares and for which we are determined to be a PFIC, however, is not subject to the PFIC rules for the years that we are not a PFIC.

         Under certain circumstances, a U.S. holder may also obtain treatment similar to that afforded a shareholder who has made a QEF election applicable to all years during which the shareholder held our common shares by making an election in a year subsequent to the first year that we are classified as a PFIC to treat such holder's interest in us as subject to a deemed sale and recognizing gain, but not loss, on such sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter electing to treat such interest in us as an interest in a QEF.

         If we do not have net ordinary earnings or capital gain in a given year, a QEF election made with respect to us would not produce taxable income to an electing U.S. holder in such year. Because we do not expect to earn any revenues from the sale of HEMOLINK until we introduce HEMOLINK into the U.K. or U.S. markets and subsequently other key European countries, we do not expect that we will have net ordinary earnings until at least that time, although we cannot assure you of this. As noted above, a U.S. holder who has made a QEF election is not required to include on a current basis any net earnings or net capital gain for any taxable year that we are not a PFIC.

         A U.S. holder of PFIC shares could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the shareholder's adjusted tax basis in the PFIC stock and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the interest charge and the restrictions on capital gain and the denial of basis step-up at death described above.

         We currently expect that a substantial portion of our gross income in the 2004 taxable year will consist of interest and other passive income. It is therefore likely that we will be classified as a PFIC for U.S. federal income tax purposes for the 2004 taxable year under the standards described above. Further, it is possible that we will be classified as a PFIC in subsequent years. However, we anticipate that we would cease to be a PFIC before the first year in which we expect to have net ordinary income or net capital gain which would be taxable to U.S. holders who make a QEF election.

         U.S. HOLDERS OF OUR COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING THE ADVISABILITY, PROCEDURE AND TIMING OF MAKING A QEF ELECTION, IN CONNECTION WITH THEIR HOLDING OF OUR COMMON SHARES, INCLUDING WARRANTS OR RIGHTS TO ACQUIRE OUR COMMON SHARES.

     TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON SHARES

         Except as described in "--Information Reporting and Back-up Withholding" below, a non-U.S. holder of common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, common shares, unless:

          o such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

          o the non-U.S. holder is an individual who holds the common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption.

     INFORMATION REPORTING AND BACK-UP WITHHOLDING

         U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, and on the proceeds from the sale, exchange or the dispositions of, common shares. In addition, U.S. holders are subject to back-up withholding (currently at 28%) on dividends paid in the United States on common shares, and on the sale, exchange or other disposition of common shares, unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

         Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the sale, exchange or other disposition of, common shares, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

         Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F.       DIVIDENDS AND PAYING AGENTS.

         Not applicable.

G.       STATEMENT BY EXPERTS.

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing or submitting reports with the Securities and Exchange Commission. You may read and copy any document we file with or submit to the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these documents are also available at the Securities and Exchange Commissions website, http://www.sec.gov. Copies of such material may also be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

         In addition, we are subject to the filing requirements prescribed by the securities legislation of each of the provinces in Canada. You are invited to read and copy any reports, statements or other information that we file with the Canadian securities commissions at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym "SEDAR". The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval system, which is commonly known by the acronym "EDGAR". Reports and other information about us are also available for inspection at the offices of the Toronto Stock Exchange.

         As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.       SUBSIDIARY INFORMATION.

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We hold no material financial instruments for trading purposes. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments that would require disclosure under this item. Information on other market risks are detailed in
Item 5.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         On April 30, 2004, we completed the Arrangement, which involved a reorganization of our blood products business and MDS's Ontario clinical laboratory services business. The Arrangement provided a $16 million cash infusion into our blood products business through the utilization of our accumulated and unutilized income tax losses and other tax assets.

         See Item 4.B. "Information on the Company--History and Development of the Company--Recent Developments--Arrangement with MDS Inc."

ITEM 15. CONTROLS AND PROCEDURES

         (a) Based on his evaluation of our disclosure controls and procedures conducted within 90 days of the date of filing this report on Form 20-F, our chief financial officer and chief executive officer has concluded that, as of the date of his evaluation, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) are effective.

         (b) Not applicable.

         (c) Not applicable.

         (d) There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of his evaluation in connection with the preparation of this annual report on Form 20-F.

ITEM 16.  [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

         Our board of directors has determined that Edward E. McCormack is an audit committee financial expert serving as Chair of our Audit Committee.

ITEM 16B. CODE OF ETHICS.

         On June 22, 2004, our board of directors formally adopted a Code of Business Ethics and Conduct applicable to all our officers, directors and employees, as well as a Supplemental Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer and other senior officers. The Code of Business Ethics and Conduct is attached as Exhibit 16.1 and the Supplemental Code of Ethics is attached as Exhibit 16.2.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

         (a)      Audit Fees

         Aggregate audit fees of $157,825 for the fiscal year ended December 31, 2003 and $160,650 for the fiscal year ended December 31, 2002 were billed by our principal accountant, Ernst & Young, to us for professional services normally provided for the audit of our annual financial statements or services in connection with statutory and regulatory filing statements.

         (b)      Audit-Related Fees

         $23,005 fees were billed for the fiscal year ended December 31, 2003 and $41,160 for the fiscal year ended December 31, 2002 for assurance and related services by our principal accountant, Ernst & Young, reasonably related to the performance of the audit or review of our financial statements.

         (c)      Tax Fees

         $48,704 fees were billed for the fiscal year ended December 31, 2003 and $56,836 for the fiscal year ended December 31, 2002 for professional services rendered by our principal accountant, Ernst & Young, for Canadian tax compliance, tax advice, and tax planning for us, our Canadian federal and provincial tax returns, our U.S. federal income tax returns, and our first, second and third quarter fiscal tax provisions.

         (d) All other fees

         Other than the services reported under the subparagraphs (a) through
(c) above of Item 16.C., $251,665 were billed in 2004 and $197,976 were billed for the fiscal year ended December 31, 2003 for services related to the reorganization of Hemosol Inc. and $210,975 for the fiscal year ended December 31, 2002 for professional services rendered as financial advisors for a potential reorganization of Hemosol Inc., fees related to share offerings and other going concern related matters provided by our principal accountant, Ernst & Young.

         (e)      Audit Committee Pre-Approval

         Our Audit Committee adopted in January 2003 a pre-approval process as described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. The pre-approval process requires the pre-approval of our Audit Committee for audit fees and non-audit services by Ernst & Young. All services provided after January 2003 from Ernst & Young were pre-approved by our Audit Committee.

         (f) Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

         We have not applied for any exemptions from the listing standards for the audit committee to date.

ITEM 17. FINANCIAL STATEMENTS

         The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 18. FINANCIAL STATEMENTS

         We have responded to Item 17 in lieu of this item.

ITEM 19. EXHIBITS

         The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:


        EXHIBIT
           NO.               DESCRIPTION
           ---               -----------

          1.1       Articles of Incorporation of the Company (1)

          1.2       Bylaws of the Company (1)

          2         See exhibits 1.1 and 1.2 above

          4.1 Commitment Letter by The Bank of Nova Scotia, dated October 25, 2002 (2)

          4.2 Supplemental Agreement, dated as of November 22, 2002, between Hemosol Inc. and The Bank of Nova Scotia (2)

          4.3 Supplemental Agreement, dated as of April 29, 2003, between Hemosol Inc. and The Bank of Nova Scotia

          4.4 Supplemental Agreement, dated as of December 29, 2003, between Hemosol Inc. and The Bank of Nova Scotia

          4.5 Assignment, Assumption and Release Agreement, dated as of April 30, 2004, among Hemosol Inc., Hemosol LP, MDS Inc., and The Bank of Nova Scotia.

          4.6 Arrangement Agreement, dated February 11, 2004, between MDS Inc. and Hemosol Inc. (3)

          4.7       Form of Blood Products Contribution Agreement (4)

          4.8       Blood Products Partnership Agreement (5)

          4.9       Form of Blood Products Security Agreements (6)

          4.10      Form of Escrow Agreement (7)

          4.11 Warrant Indenture, dated November 28, 2003, between Hemosol and Computershare (8)

          4.12      Labco Indemnity Agreement (9)

        EXHIBIT
           NO.               DESCRIPTION
           ---               -----------

          4.13 Letter of Understanding between MDS and Hemosol, accepted and agreed to by Hemosol on October 31, 2003, as amended
                    (10)

          4.14      MDS Guarantee (11)

          4.15      MDS Indemnity Agreement (12)

          4.16 Memorandum of Understanding between MDS and Hemosol, dated October 22, 2002, as amended on December 23, 2003 (13)

          4.17      Form of New Hemosol MOU (14)

          4.18 Warrant Certificate, dated November 22, 2002, relating to the Tranche A Warrants (15)

          4.19      Form of Partnership Interest Transfer Agreement (16)

          8         Subsidiaries of the Company

          12 Certification of CFO and CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

          13 Certification of CFO and CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

          16.1      Code of Business Ethics and Conduct

          16.2      Supplemental Code of Ethics

_______________

(1) Incorporated by reference to our Amendment No. 1 to Registration Statement on Form 8-A, filed with the Commission on May 3, 2004.

(2) Incorporated by reference to the Form 20-F of Hemosol Inc. filed with the Commission on June 30, 2003.

(3) Incorporated by reference to Exhibit (d)(i) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(4) Incorporated by reference to Exhibit (d)(ii) of Amendment No. 2 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 19, 2004.

(5) Incorporated by reference to Exhibit (d)(iii) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Exhibit 5 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(6) Incorporated by reference to Exhibit (d)(iv) of Amendment No. 3 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 29, 2004.

(7) Incorporated by reference to Exhibit (d)(vi) of Amendment No. 2 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 19, 2004.

(8) Incorporated by reference to Exhibit (d)(ix) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(9) Incorporated by reference to Exhibit (d)(x) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Exhibit 12 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(10) Incorporated by reference to Exhibit (d)(xiv) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(11) Incorporated by reference to Exhibit (d)(xv) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(12) Incorporated by reference to Exhibit (d)(xvi) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Exhibit 13 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(13) Incorporated by reference to Exhibit (d)(xvii) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(14) Incorporated by reference to Exhibit (d)(xviii) of Amendment No. 3 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 29, 2004.

(15) Incorporated by reference to Exhibit (d)(xx) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(16) Incorporated by reference to Exhibit (d)(xxi) of Amendment No. 3 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 29, 2004.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       HEMOSOL INC.

                                       By:  /s/  LEE HARTWELL
                                            -----------------------------------
                                            Name: Lee Hartwell
                                            Title: President, Chief Executive
                                                   Officer and Chief Financial
                                                   Officer

Date: June 30, 2004

                                  HEMOSOL INC.
                     INCORPORATED UNDER THE LAWS OF ONTARIO


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                       PAGE
                                                                                                       ----
Report of Independent Chartered Accountants....................................................         F-2

Consolidated Balance Sheets as at December 31, 2003 and 2002...................................         F-3

Consolidated Statements of Loss for the years ended December 31, 2003, 2002 and 2001...........         F-4

Consolidated Statements of Deficit for the years ended December 31, 2003, 2002 and 2001........         F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.....         F-6

Notes to the Consolidated Financial Statements.................................................         F-7


                                AUDITORS' REPORT

To the Shareholders of Hemosol Inc.

We have audited the consolidated balance sheets of HEMOSOL INC. [a Development Stage Company] as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


Toronto, Canada,                                         ERNST & YOUNG LLP
March 10, 2004.                                      Chartered Accountants


                    COMMENTS BY AUDITORS FOR U.S. READERS ON
                        CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Toronto, Canada,                                             ERNST & YOUNG LLP
March 10, 2004.                                           Chartered Accountants

HEMOSOL INC.
[A Development Stage Company]
Incorporated under the laws of Ontario

                           CONSOLIDATED BALANCE SHEETS
                      [See Note 1 - Basis of Presentation]


As at December 31
(in thousands of dollars)

                                                                          2003              2002
                                                                            $                 $
--------------------------------------------------------------------------------------------------------------
                                                                                     [restated - note 2]
ASSETS [note 10[a]]
CURRENT
Cash and cash equivalents                                                8,125             17,579
Cash held in escrow [notes 8[b] and 11]                                    448              5,000
Amounts receivable and prepaids [note 8[b]]                                735              1,077
Inventory [note 3]                                                       1,274              2,877
--------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                    10,582             26,533
--------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net [note 4]                             83,881             88,907
Patents and trademarks, net [note 5]                                     1,368              2,176
License technology [note 6]                                              2,520                 --
Deferred charges, net [note 7]                                           2,026              6,696
--------------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                      89,795             97,779
--------------------------------------------------------------------------------------------------------------
                                                                       100,377            124,312
==============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                                 3,394             15,249
Short-term debt [note 10]                                               20,000                 --
Debentures payable [note 11]                                                --              5,000
--------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               23,394             20,249
--------------------------------------------------------------------------------------------------------------
Commitments and contingencies [notes 12 and 14]

SHAREHOLDERS' EQUITY
Common shares [note 2[b] and 8[a]]                                     305,983            303,463
Non-employee warrants and options [note 8[b]]                           15,642             10,300
Contributed surplus                                                      8,535              8,535
Deficit                                                               (253,177)          (218,235)
--------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                              76,983            104,063
--------------------------------------------------------------------------------------------------------------
                                                                       100,377            124,312
==============================================================================================================

See accompanying notes

On behalf of the Board:


Edward K. Rygiel                         Lee Hartwell
Chairman of the Board                    President  & Chief Executive Officer
and Director

HEMOSOL INC.
[A Development Stage Company]

                         CONSOLIDATED STATEMENTS OF LOSS


Years ended December 31
(in thousands of dollars, except per share data)


                                                            2003             2002            2001
                                                              $               $                $
------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process [note 3]                        10,773           15,271          18,386
   Regulatory and clinical                                 5,817           17,173          11,771
Administration                                             6,586            6,115           5,137
Marketing and business development                         1,760            6,018           5,561
Support services                                           1,297            2,602           1,594
Write-off of property, plant and equipment [note 4 [v]]    4,654               --              --
Write-off of patents and trademarks [note 5]                 846               --              --
Foreign currency translation loss (gain)                     380             246             (970)
------------------------------------------------------------------------------------------------------
Loss from operations                                      32,113           47,425          41,479
Amortization of deferred charges [note 7]                  5,009            1,587             360
Write-off of deferred charges [note 7]                        --            6,453              --
Interest income                                             (153)            (842)         (3,488)
------------------------------------------------------------------------------------------------------
Interest expense                                             688               --              --
Miscellaneous income [note 13]                            (2,871)              --              --
Loss before income taxes                                  34,786           54,623          38,351
Provision for income taxes [note 9]                          156              211             226
------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                     34,942           54,834          38,577

BASIC AND DILUTED LOSS PER SHARE                           $0.75            $1.23           $0.98
======================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING [000's]                                    46,837           44,514          39,215
======================================================================================================

See accompanying notes

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


                        CONSOLIDATED STATEMENT OF DEFICIT


Years ended December 31
(in thousands of dollars)

                                                            2003             2002            2001
                                                              $               $                $
--------------------------------------------------------------------------------------------------------
DEFICIT, BEGINNING OF YEAR AS ORIGINALLY PRESENTED      (240,761)        (183,858)       (136,388)
Adjustment for change in accounting policy [note 2 [b]]   22,526           20,457          11,564
--------------------------------------------------------------------------------------------------------
Deficit, beginning of year as restated                  (218,235)        (163,401)       (124,824)
--------------------------------------------------------------------------------------------------------
Net loss for the year                                    (34,942)         (54,834)        (38,577)
--------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                    (253,177)        (218,235)       (163,401)
========================================================================================================

See accompanying notes

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31
(in thousands of dollars)                                 2003                 2002             2001
                                                            $                   $                 $
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the year                                      (34,942)           (54,834)        (38,577)
   Add (deduct) items not involving cash
   Amortization of property, plant and equipment             2,276              2,450           2,303
   Write-off of property, plant and equipment [note 4[v]]    4,654                 --              --
   Amortization of patents and trademarks                      134                115              74
   Write-off of patents and trademarks [note 5]                846                 --              --
   Amortization of deferred charges                          5,009              1,587             360
   Write-off of deferred charges [note 7]                       --              6,453              --
   Write-off of inventory [note 3]                           1,676                 --              --
   Expense for non-employee stock options                       --                 --             134
   Gain on sale of equipment[note 4[iii]]                   (1,100)                --              --
Foreign currency translation gain (loss)                       (79)                52             (42)
-----------------------------------------------------------------------------------------------------------
                                                           (21,526)           (44,177)        (35,748)
Changes in non-cash working capital balances
   related to operations [note 16]                          (5,129)             3,818          (2,186)
-----------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                          (26,655)           (40,359)        (37,934)
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                    (172)              (327)           (568)
Purchase of short-term investments                              --                 --         (87,647)
Proceeds on sale of equipment                                1,100                 --              --
Sale of short-term investments                                  --             67,052          20,595
Purchase of property, plant and equipment                   (8,361)           (31,699)        (38,415)
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             (7,433)            35,026        (106,035)
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                           --             22,170         113,078
Proceeds on issuance of series A special warrants            5,021                 --              --
Proceeds on issuance of series B special warrants              448                 --              --
Proceeds from short-term debt                               20,000                 --              --
Payment of share issue costs                                  (466)            (1,351)         (8,393)
Payment of debentures                                       (5,000)                --              --
Payment of debt issue costs                                     --               (640)             --
Proceeds on issuance of debentures                              --              5,000              --
Cash put into escrow                                          (448)            (5,000)             --
Cash released from escrow                                    5,000                 --              --
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                       24,555             20,179         104,685
-----------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATES ON CASH AND
   CASH EQUIVALENTS                                             79                (52)             42
-----------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents
   during the year                                          (9,454)            14,794         (39,242)
Cash and cash equivalents, beginning of year                17,579              2,785          42,027
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                       8,125             17,579           2,785
===========================================================================================================

See accompanying notes

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hemosol Inc. [the "Company" or "Hemosol"] is an integrated biopharmaceutical company developing a family of products for the treatment of human hemoglobin deficiencies and the discovery and development of a wide array of products derived from human blood proteins. To date, the Company has not earned significant revenues and is considered to be an enterprise in the development stage.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The impact of material differences between Canadian and United States generally accepted accounting principles is set out in note 19. Significant accounting policies are as follows:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.The Company in its development stage has incurred cumulative net losses since inception, including a net loss of $34,942 in 2003, an accumulated deficit of $253,177 and a working capital deficit of $12,812 as at December 31, 2003.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on it's own or with partners.

On March 13, 2003, based on the recommendation of the Company's Data and Safety Monitoring Board ["DSMB"], the Company elected to halt enrolment in its cardiac surgery trial HLK 213/304 at 152 patients in order to fully review the safety data. The Data and Safety Monitoring Board `s comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. As a precaution, the Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery. On June 11, 2003, the Company completed an internal review of data generated from its cardiac trial HLK 213/304 for the use of HEMOLINK in patients undergoing cardiac bypass grafting ["CABG"] surgery. The review confirmed the observation made by the DSMB of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups in the HLK 213/304 trial with a higher number occurring in the HEMOLINK group.

On February 12, 2004, Hemosol announced that it had entered into an agreement [the "Arrangement Agreement"] with MDS Inc. ["MDS"] under which Hemosol will benefit from its existing accumulated income tax losses and other tax assets through a reorganization of Hemosol's business and certain MDS assets. MDS is a shareholder with greater than 10% shareholding in Hemosol, has a number of appointees to the Board of Directors and has guaranteed Hemosol's $20 million credit facility. The transaction will involve a cash payment to Hemosol of $16 million along with certain other considerations [note 18[b]].

The Company intends to exercise its option to extend its $20 million credit facility currently expiring on October 1, 2004 to May 25, 2005, subject to regulatory approval.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


The Company is actively pursuing opportunities to generate revenues and reduce its cash burn over the short to mid-term using its Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products.

The Company believes that it will successfully conclude these transactions and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time which casts substantial doubt on the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Interests in jointly controlled enterprises are consolidated using the proportionate consolidation method. Under this method, the Company's proportionate share of the jointly controlled enterprise's revenues, expenses, assets and liabilities are included in the consolidated financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with maturities of 90 days or less at date of acquisition to be cash equivalents. As at December 31, 2003, cash and cash equivalents included cash equivalents of $5.1 million [2002 - $16.8 million] with effective interest rates of 2.76% [2002 - 2.29%].

SHORT-TERM INVESTMENTS

Short-term investments are generally held to maturity. Short-term investments are liquid investments with maturities between 90 days and one year from the date of acquisition and are valued at the lower of cost and market value.

INVENTORY

Inventory consists of raw materials that can be used in production for commercial or research purposes. Inventory is valued at the lower of direct acquisition cost, determined on a first-in, first out basis, and replacement costs.

INVESTMENT TAX CREDITS

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for the investment tax credits using the cost reduction method.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


PATENTS AND TRADEMARKS

Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years. Management periodically reviews the carrying value of its patents and trademarks and writes down the costs associated with a specific patent when the value is determined to be impaired.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when property, plant and equipment are available for use and is provided using the straight-line method at the following annual rates, which are designed to charge operations with the cost of the assets over their estimated useful lives as follows:

Building and building services equipment         25 years
Technical equipment                              5 - 15 years
Furniture and fixtures                           5 years
Computer equipment                               3 years
Leasehold improvements                           over term of lease

Assets under construction or validation for commercial purposes are not amortized until available for use.

Management reviews the carrying amount of property, plant and equipment and intangible assets with finite lives if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. If the carrying amount is not recoverable, the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


DEFERRED DEBT ISSUE COSTS

Deferred debt issue costs represent the costs related to the establishment of the Company's credit facilities. The costs are being amortized over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

FOREIGN CURRENCY TRANSLATION

For integrated foreign operations, monetary assets and liabilities are translated into Canadian dollars at the year end exchange rates while non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated using the average exchange rate for the fiscal year. Realized and unrealized foreign exchange gains or losses are included in the consolidated statements of loss and deficit.

Monetary assets and liabilities of the Company's domestic operations denominated in foreign currencies are translated into Canadian dollars using exchange rates at the year end while non-monetary assets and liabilities are translated using exchange rates in effect on the date of the transaction. Revenue and expenses are translated at the rates of exchange in effect on the dates of the transactions. Gains or losses arising from the translation of foreign currencies are included in the consolidated statements of loss and deficit.

LOSS PER SHARE

Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore options and warrants are excluded from the computation.

STOCK-BASED COMPENSATION

The Company has two stock-based compensation plans, which are described in note
8. Stock options and warrants awarded to non-employees on or after January 1, 2002 are accounted for using the fair value method. Stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method [note 2[a]]. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Fair value is calculated using the Black-Scholes model with the assumptions described in note
8. Consideration paid on the exercise of stock options and warrants is credited to share capital.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for amounts receivable and inventory, basis for stock-based compensation, impairment of patents and trademarks and other long-lived assets and the useful lives of long-lived assets.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001

2.   CHANGES IN ACCOUNTING POLICY


[A]  STOCK-BASED COMPENSATION

On January 1, 2003, the Company prospectively adopted the fair value method for stock-based compensation in accordance with the recommendations of "Stock-Based Compensation and Other Stock-Based Payments" Section 3870, issued by The Canadian Institute of Chartered Accountants. Previously, no compensation expense was recognized for stock options granted to employees. Under the new policy, compensation expense for employee stock options are accounted for using the fair value method as described in note 1. The impact to net loss during 2003 or shareholders' equity at December 31, 2003 as a result of the change in accounting policy was immaterial

[B]  SHARE ISSUE COSTS

On January 1, 2003, the Company retroactively changed its method of accounting for share issue costs to record proceeds on issuance of shares net of share issue costs in share capital in order to harmonize with United States Generally Accepted Accounting Principles ["U.S. GAAP"]. Previously, the Company recognized these costs as a reduction of deficit. For the years ended December 31, 2001, 2002 and 2003, the effect of the change in accounting policy was that opening deficit decreased by $11,564, $20,457 and $22,526 respectively. As at December 31, 2001, 2002 and 2003 the effect of the change in accounting policy was to decrease share capital and decrease the deficit by $20,457, $22,526 and $23,065, respectively.

[C]  IMPAIRMENT OF LONG-LIVED ASSETS

On January 1, 2003, the Company adopted prospectively the recommendations of "Impairment of Long--Lived Assets" Section 3063, issued by the Canadian Institute of Chartered Accountants. Section 3063 requires that management review the carrying amount of property, plant and equipment and intangible assets with finite lives if event or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. If the carrying amount is not recoverable; the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value. The adoption of this accounting standard as of January 1, 2003 had no material impact on the Company's financial position, results of operations or cash flows.

3.   INVENTORY

During 2003, the Company wrote off inventory in the amount of $1,676 which mainly relates to the production of HEMOLINK [note 1].

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


4.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:


                                                        2003                        2002
                                               ------------------------    -----------------------
                                                           ACCUMULATED                ACCUMULATED
                                                COST       AMORTIZATION     COST      AMORTIZATION
                                                  $             $             $             $
---------------------------------------------------------------------------------------------------
Land                                             2,782             --       2,782            --
Building and building services equipment        17,193        1,362        17,154           676
Technical equipment [ii], [v]                   73,484        9,705        76,292         8,910
Furniture and fixtures                           2,538        1,352         2,526           959
Computer equipment [iv]                          1,930        1,656         2,051         1,473
Leasehold improvements [iii]                       155          126         8,322         8,202
---------------------------------------------------------------------------------------------------
                                                98,082       14,201       109,127        20,220
Less accumulated amortization [i]               14,201                     20,220
---------------------------------------------------------------------------------------------------
NET BOOK VALUE                                  83,881                     88,907
===================================================================================================

[i] Amortization of property, plant and equipment for the year ended December 31, 2003 was $2,276 [2002-$2,450, 2001-$2,303].

[ii] Technical equipment is still undergoing construction to prepare for ProMetic production. The carrying value of the assets considered to be unavailable for use is approximately $62,000.

[iii] On December 1, 2003, the Company cancelled the lease on its pilot facility for nil expense. The Company also sold equipment from its pilot facility, with a net book value of nil, for proceeds of $1,100 [note 13]. Cost and accumulated amortization of the pilot facility sold were $8,168.

[iv] During the year, the Company sold fully-amortized computers for minimal value, with cost and accumulated amortization of $127.

[v] During the year, the Company wrote off costs of $4,654 for impaired equipment related to the commercial production of HEMOLINK [note 1].

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


5.   PATENTS AND TRADEMARKS

Patents and trademarks consist of the following:


                                                     2003               2002
                                                       $                  $
--------------------------------------------------------------------------------

Patent and trademark costs                          2,108              2,782
Less accumulated amortization                         740                606
--------------------------------------------------------------------------------
NET BOOK VALUE                                      1,368              2,176
================================================================================


Amortization of patents and trademarks for the year ended December 31, 2003 was $134 [2002 - $115, 2001 - $74]. During the year the Company wrote off costs determined to have no future benefit in the amount of $846.

6.   LICENSE TECHNOLOGY

On December 3 2003, the Company entered into a binding memorandum of understanding [the "ProMetic MOU"] with ProMetic, a wholly owned subsidiary of ProMetic Life Sciences Inc., that will involve Hemosol licensing the plasma separation technology [the "Cascade"] developed by ProMetic and its strategic partner, the American National Red Cross. Hemosol will use this technology to manufacture products for sale into the North American market. Commercial sales of therapeutic products manufactured by the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated. As consideration for entering into the binding ProMetic MOU, Hemosol issued 2,000,000 common shares to ProMetic recorded at $1.26 per share. This represents the average closing market price per share from December 1 to December 5, 2003 inclusive. The Company has also agreed to pay ProMetic milestone payments with a maximum aggregate value of approximately $15,500 plus an additional 1,000,000 common shares. These milestone payments will be due and payable by Hemosol to ProMetic following the execution of a definitive license agreement, and upon the achievement of four separate predetermined technical and regulatory milestones as follows:

                                                                                           PAYMENT
MILESTONES                                                                                $ million
-----------------------------------------------------------------------------------------------------------------
Signature of Definitive License Agreement                                                   $1.5
                                                                             1 million common shares of Hemosol

Process Definition of the Cascade at Pilot-Scale [30L Plasma Batch Size
   and targeted yields to be defined as part of the License]                                $4.0
First IND [investigational new drug] for Clinical Trial Supply by Hemosol
   for investigational product                                                              $2.5
Production of Conformance Lots for First Commercial Product in Hemosol
   Facility                                                                                 $2.5
Licensure of First Product                                                                  $5.0
=================================================================================================================

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


In addition to the license fee, the ProMetic MOU also provides that Hemosol will pay ProMetic royalty fees of 8% of net sales of products produced using the Cascade to resellers and a royalty of 5% of net sales of products produced using the Cascade to end-users, both on a worldwide basis.

7.   DEFERRED CHARGES

Deferred charges consist of the following:

                                                   2003               2002
                                                     $                  $
------------------------------------------------------------------------------
Deferred debt issue costs                         7,545              7,545
Deferred share issue costs                          339                 --
Less accumulated amortization                     5,858                849
==============================================================================
NET BOOK VALUE                                    2,026              6,696
------------------------------------------------------------------------------

Deferred debt issue costs represent costs related to the establishment of the Company's $20 million credit facility [note 10[a]] in 2002. The non-cash portion of these costs related to warrants issued during the year 2002 [note 8[a]] amounting to $7,080. Amortization of deferred debt issue costs for the year ended December 31, 2003 was $5,009 [2002 - $1,587, 2001 - $360]

Deferred debt issue costs in 2001 relate to the establishment of the Company's $35 million senior credit facility and $12.5 million subordinate credit facility. Total deferred debt issue costs of $6,453 were written off during 2002 as a result of the cancellation of these facilities.

Deferred share issue costs represent costs related to the issuance of common shares and warrants that closed on January 22, 2004 [note 8]. The costs are not subject to amortization and will be charged against the gross proceeds of the related issuance of common shares.

8.   SHARE CAPITAL

[A]  COMMON SHARES

AUTHORIZED

Unlimited special shares, issuable in series

51,786 Series D special shares, voting, ranking equally with common shares

Unlimited common shares

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


The changes in common shares are as follows

                                            2003                       2002                        2001
                                 -------------------------- --------------------------- ---------------------------
                                     #               $          #                $          #                $
-------------------------------------------------------------------------------------------------------------------
                                                               [restated - note 2]         [restated - note 2]
Balance, beginning of year        46,103,784       303,463     40,993,861      282,644   32,269,901        178,459
Issued for cash                           --            --      4,900,000       20,694    8,050,000         99,785
Issued as share issue costs               --            --        159,250           --           --             --
Issued to acquire license
     technology [note 6]           2,000,000         2,520             --           --           --             --
Employee options exercised
     for cash                             --            --         46,523           80      296,860          1,435
Issue of common shares under
     employee share purchase
     plan for cash                        --            --          4,150           45       33,400            264
Non-employee warrants and
     options exercised for cash           --            --             --           --      343,700          2,701
===================================================================================================================
Balance, end of year             48,103,784       305,983     46,103,784      303,463   40,993,861        282,644
-------------------------------------------------------------------------------------------------------------------


On March 1, 2001, the Company issued 7,000,000 common shares at a purchase price per common share of $13.50 for gross proceeds of $94,500, less share issue cots of $8,890. In addition, the Company granted 1,050,000 over-allotment options entitling the underwriters to purchase one common share at a price of $13.50 during the period ended March 31, 2001. During 2001, all 1,050,000 over-allotment options were exercised for gross proceeds of $14,175.

On April 18, 2002, the Company issued 4,900,000 common shares and 2,450,000 common share purchase warrants for gross proceeds of $22,050 less share issue costs of $1,356. In addition, 159,250 common shares were issued as payment for $718 of share issue costs. Each warrant entitles the holder to purchase one common share at a price of $5.50 per common share at any time until their expiry date on April 18, 2003. The warrants are subject to redemption by the Company at nominal consideration commencing six months after closing if the common share price is greater than $8.00 for 20 consecutive trading days. During 2003, all 2,450,000 common share purchase warrants expired unexercised.

On December 3, 2003, the Company entered into the ProMetic MOU and as consideration, Hemosol issued 2,000,000 common shares to ProMetic. The common shares have been recorded at $ 1.26 per share [note 6] which amounts to a total consideration of $2,520.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[B]  NON-EMPLOYEE WARRANTS AND OPTIONS

The changes in non-employee warrants and options are as follows:

                                          2003                        2002                       2001
                               ------------------------- ---------------------------- -------------------------
                                  #                 $         #               $           #                $
---------------------------------------------------------------------------------------------------------------
                                                             [restated - note 2]        [restated - note 2]
Balance, beginning of year       8,977,500       10,300         727,222        3,034     1,111,872       2,900
Issued                           7,841,800        5,342       8,557,500        7,890        20,000         134
Exercised                               --           --              --           --     (343,700)          --
Cancelled                               --           --        (85,000)        (624)            --          --
Expired                        (2,450,000)           --       (222,222)           --      (60,950)          --
===============================================================================================================
Balance, end of year           14,369,300       15,642       8,977,500       10,300       727,222       3,034
---------------------------------------------------------------------------------------------------------------


During 2002, the Company granted 2,500 options [2001 - 20,000] with a fair value determined using the Black-Scholes option pricing model of nil [2001 - $134] to external consultants for services performed. These options have an expiry date of 10 years from issuance and vest over a three-year period. The fair value of these options is included in net loss for the year. To date, none of these options have been exercised.

On April 22, 2002, the Company entered into an amending agreement ["Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility [note 10[b]]. In connection with the finalization of the Amended Facility, the Company cancelled 85,000 common share purchase warrants at an exercise price of $18.00 per share previously issued on November 10, 2000 in connection with the Original Facility, and subsequently issued 105,000 new common share purchase warrants at an exercise price of $6.31 per share which are exercisable at any time until their expiry date on April 22, 2007. The difference in fair value between the new and cancelled options determined using the Black-Scholes option pricing model of approximately $186 is included in net loss for the year. To date, none of these warrants have been exercised.

On November 22, 2002, the Company issued 6,000,000 common share purchase warrants at an exercise price of $1.00 per share in connection with the finalization of the $20 million credit facility [note 10[a]]. These warrants have been recorded at an estimated fair value of $7,080 using the Black-Scholes option pricing model and are exercisable, in whole or in part, on or prior to the later of: November 22, 2005; and, if the guarantee is extended beyond the initial term, twelve months following the date upon which the credit facility is repaid in full. The repayment date of the credit facility is October 1, 2004. To date, none of these warrants have been exercised.

On November 28, 2003, the Company issued 7,200,000 series A special warrants and 641,800 series B special warrants for total gross proceeds of $5,881, less share issue costs of $539. Of these proceeds, $448 representing net proceeds from the series B special warrants were received into escrow and subsequently paid to the Company on January 23, 2004, after shareholder approval was obtained.

On January 22, 2004, shareholder approval was obtained and both series of warrants were exercised, with no additional consideration, for 7,841,800 common shares and 3,920,890 common share purchase warrants [note 18[a]].

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[C]  EMPLOYEE STOCK PURCHASE PLAN

During 1999, the Company implemented an employee stock purchase plan [the "ESPP"] to enable non-management employees to purchase shares in the Company at 90% of the then current stock price as defined in the ESPP. The ESPP also provides non-interest bearing loans to designated employees to be used to subscribe for common shares. Loans are repayable over a maximum three-year period. Employees shall have one year from the date on which they are notified of eligibility to participate in the ESPP. In June 2002, the ESPP was suspended and subsequently terminated.

During the year ended December 31, 2003, no common shares [2002 - 4,150, 2001 - 33,400] were issued to employees under the ESPP for nil gross proceeds [2002 - $45, 2001 - $264]. Upon suspension of the ESPP, all outstanding loans were forgiven, and the underlying securities collateralizing the loans being approximately 27,000 common shares were sold by the Company. The difference between the carrying value of the loans and the fair market value of the shares to be sold was $205 which was written off during 2002.

[D]  EMPLOYEE STOCK OPTION PLAN

The Company has granted options to purchase common shares of the Company to certain of its directors, executive officers and key employees. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service of the Company's directors, officers and key employees.

The options expire 10 years from the date of issuance. Options granted prior to December 7, 2000 vest over a four-year period and options granted on or subsequent to December 7, 2000 vest over a three-year period. The exercise price of the warrants is the market price of the common shares on the date immediately preceding the date of the grant. The aggregate number of common shares authorized for issuance under the stock option plan are 3,031,712.

During 2003, no options [2002 - 46,523, 2001 - 296,860] were exercised for cash consideration [2002 - $80, 2001 - $1,435].

In October 2003, the Company's Board of Directors approved the grant of an aggregate of 2,766,225 options to the Company's executives, which options [a] may be exercised to purchase common shares at an exercise price of $0.90 per share, [b] shall fully vest on October 29, 2004 subject to the Company attaining certain prescribed targets and [c] shall otherwise be subject to the terms and conditions of the Company's stock option plan. In addition, in December 2003, the Company's Board of Directors approved the grant of an aggregate of up to 775,000 options to the Company's non-executive employees, which options may be exercised to purchase common shares at an exercise price of $1.60 per share and shall be subject to the terms and conditions [including vesting] of the Company's stock option plan. All of these options were approved subject to shareholder and regulatory approval. For these options, the date of grant will be recorded at the time of shareholder and regulatory approvals and obtained.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


A summary of the status of the Company's employee stock option plan as at December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

                                              2003                 2002                    2001
                                      -------------------    -------------------    -------------------
                                                 WEIGHTED              WEIGHTED                WEIGHTED
                                                  AVERAGE               AVERAGE                 AVERAGE
                                                 EXERCISE              EXERCISE                EXERCISE
                                      SHARES       PRICE     SHARES      PRICE      SHARES       PRICE
                                         #           $          #          $           #           $
--------------------------------------------------------------------------------------------------------
OUTSTANDING, BEGINNING OF YEAR      2,482,245        7.20  2,112,922        9.05  1,812,665        8.81
Granted                                27,613        2.15    715,750        2.70    793,700        8.24
Exercised                                  --          --    (46,523)       1.73   (296,860)       4.83
Forfeited                            (928,106)       7.48   (299,904)      10.32   (196,583)       9.85
--------------------------------------------------------------------------------------------------------
OUTSTANDING, END OF YEAR            1,581,752        6.95  2,482,245        7.20  2,112,922        9.05
========================================================================================================
OPTIONS EXERCISABLE, END OF YEAR    1,042,012        7.48    957,063        8.45    757,653        7.74
========================================================================================================



The following table summarizes information relating to the employee stock options as at December 31, 2003:

                                       OUTSTANDING                              EXERCISABLE
                         ------------------------------------------      --------------------------
                                        WEIGHTED         WEIGHTED                        WEIGHTED
RANGE OF                                 AVERAGE          AVERAGE                         AVERAGE
EXERCISE                                REMAINING        EXERCISE                        EXERCISE
PRICES                              CONTRACTUAL LIFE       PRICE                           PRICE
   $                        #            [years]             $                #              $
----------------------------------------------------------------------------------------------------
2.00 TO 3.00              539,433          7.08             2.24            301,693          2.22
3.01 TO 4.50               91,180          7.22             4.15             41,150          4.12
4.51 TO 6.75              486,797          5.91             5.75            357,048          5.74
6.76 TO 10.00              73,000          4.71             7.39             47,649          7.46
10.01 TO 15.00             63,040          7.10            12.53             41,370         12.50
----------------------------------------------------------------------------------------------------
15.01 TO 22.60            328,302          6.72            16.07            253,102         15.94
====================================================================================================
2.00 TO 22.60           1,581,752          6.55             6.95          1,042,012          7.48
====================================================================================================


The Company does not recognize compensation expense for stock options granted to employees prior to January 1, 2003. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company prior to January 1, 2003.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001

                                                         2003              2002             2001
                                                           $                 $                $
------------------------------------------------------------------------------------------------------
Net loss as reported                                   (34,942)           (54,834)        (38,577)
Estimated stock-based compensation costs                (2,055)            (1,615)         (2,644)
------------------------------------------------------------------------------------------------------
PRO FORMA NET LOSS                                     (36,997)           (56,449)        (41,221)
======================================================================================================
Pro forma basic and diluted loss per common share        (0.79)             (1.27)          (1.06)
------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE FAIR VALUE OF STOCK OPTIONS
   GRANTED DURING THE YEAR                                1.59               1.78            7.77
======================================================================================================



The fair values of all options granted during the following years were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                    2003         2002         2001
--------------------------------------------------------------------------------

Expected option life [years]           5             5           5
Volatility                         1.080         0.714       0.659
Risk-free interest rate             3.6%          3.2%          4%
Dividend yield                        --            --          --           --
================================================================================


The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


9.   INCOME TAXES

The provision for income taxes differs, from those that would be obtained by applying the statutory rates as a result of the following:

                                                              2003           2002         2001
                                                                $              $           $
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Loss before income taxes                                    34,786          54,776       38,351
-------------------------------------------------------------------------------------------------------
Statutory rates                                              36.62%          38.62%       42.72%
-------------------------------------------------------------------------------------------------------

Expected income tax recovery                               (12,739)        (21,154)     (16,376)
Permanent differences                                           29              28           28
-------------------------------------------------------------------------------------------------------
Large corporations tax                                         156             211          226
Portion of loss not recognized                              13,332          21,067       16,348
Other                                                         (622)
=======================================================================================================
PROVISION FOR INCOME TAXES                                     156             211          226
=======================================================================================================


Significant components of the Company's future tax assets and liabilities as at December 31 are as follows:

                                                                         2003               2002
                                                                           $                  $
-------------------------------------------------------------------------------------------------------
Future tax assets
   Non-capital losses                                                   18,400              8,118
   Investment tax credits                                               23,261             24,733
   Scientific research and experimental development expenses            74,000             55,745
   Share issue costs                                                     4,231              2,712
   Federal capital assets and patents and trademarks                     2,800                427
-------------------------------------------------------------------------------------------------------
                                                                       122,692             91,735
Valuation allowance                                                   (119,645)           (91,735)
-------------------------------------------------------------------------------------------------------
                                                                         3,047                 --
Future tax liabilities                                                      --                 --
-------------------------------------------------------------------------------------------------------
    Property, plant and equipment and patents and trademarks            (3,047)                --
-------------------------------------------------------------------------------------------------------
Net future tax assets                                                       --                 --
=======================================================================================================


The provision for income taxes recorded during fiscal 2003 of $156 [2002 - $211; 2001 - $226] relates to Large Corporations Tax and U.S. Federal income tax payable.

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income. The potential income tax benefits associated with these

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


expenditures have not been recorded in the accounts. The total of such expenditures accumulated to December 31, 2003 is approximately $205,000 [2002 - $185,000; 2001 - $150,000].

At December 31, 2003, the Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed Canadian scientific research investment tax credits. The losses and investment tax credits can be used to offset future years' Canadian taxable income. See subsequent even note 18 [b]. The tax losses and investment tax credits expire as follows:

                                                            INVESTMENT
                              FEDERAL          ONTARIO      TAX CREDITS
                                 $                $              $
--------------------------------------------------------------------------
2004                             --             2,016           1,820
2005                          2,446             5,911           1,908
2006                          3,695             9,018           1,743
2007                             --             4,522           2,151
2008                          9,933             9,933           2,118
2009                          3,035            23,240           3,077
2010                         12,209            27,645           5,122
2011                             --                --           5,332
2012                             --                --           8,045
2013                             --                --           1,606
==========================================================================

10.  SHORT-TERM DEBT

[a] $20 million credit facility

     On October 25, 2002, the Company entered into a credit facility agreement [the "Facility"] with the Bank of Nova Scotia in the amount of $20 million. The initial term of the Facility is 18 months, extendible to 30 months from the date of the agreement. The Facility is guaranteed by MDS Inc. [the "Guarantee"], a related party, and is collateralized by a fixed and floating charge over all the assets of the Company. Under the Guarantee, MDS Inc. is subrogated to and takes an assignment of the rights and remedies of the Bank of Nova Scotia under the Facility. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly. In December 2003, the Guarantee was extended to October 21, 2004 and the expiry date of the Facility was extended from May 25, 2004 to October 1, 2004.

     In consideration for providing the Guarantee, 6,000,000 warrants were issued to MDS Inc. during the year ended December 31, 2002. Subject to shareholder and regulatory approval, an additional 4,000,000 warrants will be issued to MDS Inc. on or after May 25, 2004, but by August 25, 2004. Should all 4,000,000 additional warrants be issued prior to August 25, 2004, the term of the Guarantee shall be automatically extended from October 21, 2004 to June 20, 2005 and the Facility expiry date will be extended from October 1, 2004 to May 25, 2005. In the event that such 4,000,000 additional warrants are not issued to MDS Inc. by August 25, 2004 and the term of the Guarantee is not extended beyond October 21, 2004, the Company shall have no further obligation to issue any additional warrants.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


     On January 22, 2004 a special meeting of the shareholders of the Company was held at which the shareholders adopted a resolution authorizing the Company to issue, subject to regulatory approval, the additional 4,000,000 warrants. As part of the transaction announced on February 12, 2004 [note 18[b]], subject to shareholder approval and completion of the transaction, 500,000 of the unvested warrants issued in 2002 will be cancelled and 2,000,000 warrants of the additional 4,000,000 will no longer be required to be issued. The remaining warrants' exercise price will be reduced to $0.96 each. All other terms remain unchanged.

     The terms of the warrants are as follows:

 NUMBER          VESTING DATES         EXERCISE PRICE        EXPIRY DATES
   #                                         $
--------------------------------------------------------------------------------

5,000,000    November 22, 2002              1.00    On the later of:

                                                    [i] November 22, 2005; and

                                                    [ii] If the Facility is not
                                                    repaid by February 22, 2004,
                                                    then the earlier of twelve
                                                    months following the date
                                                    upon which the Facility is
                                                    repaid in full, and November
                                                    22, 2007.

1,000,000    333,333 February 22, 2004      1.00
             333,333 March 22, 2004
             333,334 April 22, 2004                 On the earlier of:

                                                    [i] The third anniversary
                                                    date of the vesting date;
                                                    and

                                                    [ii] If the Facility is not
                                                    repaid by February 22, 2004,
                                                    then the earlier of twelve
                                                    months following the date
                                                    upon which the Facility is
                                                    repaid in full, and November
                                                    22, 2007.

4,000,000    Evenly over the twelve month   1.00
             period from May 22, 2004
             to April 22, 2005 [subject to
             regulatory approval]                   On the earlier of:

                                                    [i] The third anniversary
                                                    date of the vesting date,
                                                    and

                                                    [ii] November 22, 2007.


     The Company has recorded deferred charges related to the first 6,000,000 warrants at their fair value of $7,080 [note 7], to be amortized over the initial term of the Facility. Should the term of the Facility be extended, the remaining 4,000,000 warrants will be fair valued and recorded in expense as they are issued. The fair values of the warrants were estimated using the Black-Scholes option pricing model with the following assumptions: expected option life of 3 years, expected volatility of 1.004, risk free interest rate of 3%, and expected dividend yield of nil.

[b]  $35 million senior credit facility

     On April 22, 2002, the Company entered into the Amended Facility with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. The Facility replaced the Amended Facility. As a result, in connection with the finalization of the Facility, the Company notified the National Bank of Canada and the Bank of Nova Scotia that it will terminate all of its obligations under the Amended Facility. During 2002, the Company eliminated

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


     deferred charges related to this Amended Facility in the amount of $3,381, of which $685 related to the valuation of warrants at the time of amendment. The remaining $2,696 related to cash debt issue costs.

[c]  $12.5 million subordinate credit facility

     During 2002, the Company terminated all of its obligations under the subordinate credit facility. On June 30, 2002, the Company eliminated deferred debt issue costs related to the termination of the Company's subordinate credit facility in the amount of $3,072, of which $2,100 related to the valuation of warrants at the time of amendment. The remaining $972 related to cash debt issue costs.

11.  DEBENTURES PAYABLE

In December 2002, HRC, a wholly-owned subsidiary of the Company, entered into a joint venture with a third party. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10,000 cash in escrow in 1555195 Ontario Inc. in exchange for debentures. The Company's proportionate share of the cash and debentures has been included in the consolidated financial statements for the year ended December 31, 2002. On April 14, 2003, 1555195 Ontario Inc. repaid the $10,000 debentures plus interest expense of $80. All obligations under the debentures were terminated. 155195 Ontario Inc. does not hold any other assets or liabilities.

12.  LICENSE AGREEMENTS

The Company has entered into a license agreement with the Canadian Department of National Defense dated July 30, 1986, as amended and restated March 1, 1999, pursuant to which it was granted exclusive world-wide licenses to certain inventions and processes related to Hemolink(TM). The agreement expires upon the latter of [i] the expiry of the patent rights licensed thereunder and [ii] the expiry of any patents obtained by the Company related to the patent rights licensed by the Canadian Department of National Defense.

Under this agreement, the Company would be required to pay royalties at rates based upon the net selling price of any products which may be produced which embody these licensed technologies, as well as a percentage of any consideration received for sub-licensing such technologies.

This agreement also commits, and the Company is paying, a minimum annual royalty at the greater of $10 or 20% of royalties due in the immediately preceding year. The Company has the right to commute future royalties in consideration of the payment of the greater of $4,000 or five times the previous year's annual royalties.

13.  MISCELLANEOUS INCOME

Miscellaneous income includes: [i] net proceeds received from an insurance policy in July 2003 in the amount of $1,739; [ii] the sale of equipment for net proceeds of $1,100; and [iii] other amounts of $32.

14.  LEASE COMMITMENTS

The future minimum annual lease payments under operating lease agreements for premises and equipment in aggregate for the years ending December 31 are approximately as follows:

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001

                                                    $
--------------------------------------------------------------------
2004                                               218
2005                                               175
2006                                                93
2007                                                76
2008                                                13
Thereafter                                          --
====================================================================
                                                   575
====================================================================

15.  RESEARCH AND DEVELOPMENT PROJECT

Hemosol has a diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol's scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin, a protein, has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

As a means of establishing its own source of human hemoglobin, Hemosol has been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have led to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer. The identification of factors affecting blood cell growth and development are the direct result of Hemosol's activities in stem cell research.

Research and development costs cumulative from July 11, 1985 though December 31, 2003 related to HEMOLINK(TM) amounted to $182,215.

16.  CONSOLIDATED STATEMENT OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

                                                2003          2002         2001
                                                  $            $             $
--------------------------------------------------------------------------------

Amounts receivable and other assets              342        (2,079)      (1,189)
Inventory                                        (73)       (1,146)      (1,096)
Accounts payable and accrued liabilities      (5,398)        2,885           99
--------------------------------------------------------------------------------
                                              (5,129)       (3,818)      (2,186)
================================================================================

NON-CASH TRANSACTIONS

The Company entered into the following non-cash activities:

[i] On October 25, 2002, the Company incurred $7,080 of deferred debt issue costs through the issuance of 6,000,000 common share purchase warrants [notes 7 and 8[a]].

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[ii] On April 18, 2002, the Company issued 159,250 common shares valued at $718 as payment of underwriters' fees [note 8[a]].

[iii] At December 31, 2002, property, plant and equipment obligations included in accounts payable and accrued liabilities totaled $6,457 [nil in 2003].

[iv] On December 16, 2003, the Company issued 2,000,000 common shares valued at $2,520 as consideration for entering into the binding ProMetic MOU [note 8[a]].

17.  FINANCIAL INSTRUMENTS

FAIR VALUES

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2003 and 2002, the estimated fair values of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity periods of these instruments.

FOREIGN CURRENCY RATE RISK
The Company is exposed to foreign currency fluctuations to the extent that purchases are denominated in foreign currencies.

The Company has the following percentage of their assets and liabilities denominated in foreign currencies:

                                                     2003               2002
                                                       %                  %
-------------------------------------------------------------------------------

Cash and cash equivalents                               4                 32
Accounts payable and accrued liabilities                6                 28
===============================================================================

These amounts are mainly denominated in U.S. dollars.

The Company is exposed to foreign exchange rate risks with respect to these amounts. The Company currently does not use financial instruments to hedge these risks.

18.  SUBSEQUENT EVENTS

[A]  SHARE ISSUANCE

On January 22, 2004, all 7,200,000 series A special warrants and 641,800 series B special warrants were exercised for no additional consideration, after receiving shareholder approval, for 7,841,800 common shares and 3,920,890 common share purchase warrants. In addition, the Company issued 392,090 broker options as payment for share issue costs. The broker options entitle the option holders to purchase, in aggregate, 392,090 common shares and 196,045 common share purchase warrants at an exercise price of $0.75, exercisable at any time prior

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a Hemosol Share on the Toronto Stock Exchange [`TSX"] for 20 consecutive trading days is greater than or equal to $2.25.

Each of the common share purchase warrants entitles the holder to purchase one common share at a price of $0.90 per common share, at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the warrant holders that the volume-weighted average price of a common share on the TSX for 20 consecutive trading days is greater than or equal to $2.25. As of March 10, 2004, 199,999 common share purchase warrants have been exercised.

[B]  UTILIZATION OF TAX ASSETS

On February 12, 2004 the Company announced that it has entered into an agreement with MDS, a related party, regarding a proposed reorganization of Hemosol's business to benefit from a significant portion of its existing and unutilized income tax losses and other tax assets through a transaction that will result in the Hemosol business receiving $16 million of cash.

The transaction will be effected under a statutory Plan of Arrangement [the "Arrangement"] that will be subject to approval by the Superior Court of Justice of Ontario and the shareholders and warrantholder of Hemosol, as well as certain regulatory approvals. It is expected that a special meeting of the Company's shareholders and warrantholders to consider and vote on the Arrangement will be held as soon as possible and no later than April 30, 2004. The Arrangement must be approved by two-thirds of the votes cast by the shareholders and warrantholders voting at the shareholders' meeting and by the majority of the votes cast by shareholders and warrantholders, excluding MDS, voting at the meeting.

As part of the transaction, Hemosol shareholders will exchange each common share of Hemosol Inc. for one common share of Hemosol Corp., which will be the successor to substantially all of Hemosol's current business, and one Class A common share of Hemosol [to be renamed LPBP Inc. ("Labco")] which will acquire an indirect interest in the diagnostics business currently carried on by MDS. Following the transaction, Hemosol Corp. will be held by existing Hemosol shareholders on the same pro-rata basis as Hemosol Inc. was held prior to the transaction. MDS Inc. currently holds approximately 12% of the outstanding shares of Hemosol. Newly formed Hemosol Corp. will own a 93% equity interest in a new partnership that will carry on Hemosol's current and future business, with the remaining 7% being owned by Labco. MDS will hold 99.56% of the equity of Labco and existing Hemosol shareholders will hold the remaining 0.44% through the Class A common shares to be issued [representing not less than 52.5% of the voting securities of Labco]. It is a condition of closing that Hemosol Corp. be listed on the TSX and NASDAQ.

As part of the proposed reorganization of Hemosol's business, all of its existing unutilized tax will remain with Hemosol. However assets transferred to the new partnership controlled by Hemosol Corp. as part of the reorganization will be ascribed a value for the tax election and will be available as deductions of undepreciated capital assets. The Company estimates this value will be approximately $70 million.

Also as part of the transaction, Hemosol will decrease the total number of warrants issued, or to be issued to MDS as consideration for the previously disclosed guarantee by MDS of Hemosol's Facility, from an aggregate of 10,000,000 warrants to a total of 7,500,000 warrants [which will become Hemosol Corp. warrants], as described in note 10.

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


19.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which differ in certain material respects from those applicable in the United States ["U.S. GAAP"].

The material differences as they apply to the Company's consolidated financial statements are as follows:

 [a] Balance sheet adjustments:

                                                         2003            2002           2001
                                                           $               $              $
-------------------------------------------------------------------------------------------------
PATENTS AND TRADEMARKS
Balance under Canadian GAAP                             1,368           2,176          1,964
Adjustment for patents and trademarks [i]              (1,368)         (2,176)        (1,964)
-------------------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                                    --              --             --
=================================================================================================

LICENSE TECHNOLOGY
Balance under Canadian GAAP                             2,520              --             --
Adjustment for license technology [ii]                 (2,520)             --             --
-------------------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                                    --              --             --
=================================================================================================

DEFICIT
Balance under Canadian GAAP                          (253,177)       (218,235)      (163,401)
Adjustment for patents and trademarks [i]              (1,368)         (2,176)        (1,964)
Adjustment for license technology [ii]                 (2,520)             --             --
-------------------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                              (257,065)       (220,411)      (165,365)
=================================================================================================


HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


    [i]  Patents and trademarks

         Under Canadian GAAP, patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated economic life. Under U.S. GAAP, these costs are generally expensed as incurred.

   [ii]  License technology

         Under U.S. GAAP, acquired research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the license technology capitalized under Canadian GAAP.

  [iii]  Jointly controlled enterprise

         For the 2002 consolidated financial statements, the investment in 1555195 Ontario Inc. is proportionately consolidated under Canadian GAAP. This investment is accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation available under certain conditions which permits the Company to omit disclosure of the differences in classification that arise. The joint venture in 1555195 Ontario Inc. qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

[b] The components of stockholders' equity under U.S. GAAP are as follows:

                                                              2003            2002           2001
                                                                $               $              $
-----------------------------------------------------------------------------------------------------
     Share capital                                         321,625         313,763        285,296
     Contributed surplus                                     8,535           8,535          8,535
     Deficit accumulated during the development stage     (257,065)       (220,411)      (165,365)
-----------------------------------------------------------------------------------------------------
                                                            73,095         101,887        128,466
=====================================================================================================

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[c] Reconciliation of net loss under Canadian and U.S. GAAP:

                                                               2003           2002           2001
                                                                $              $               $
-------------------------------------------------------------------------------------------------------
     Net loss for the year, under Canadian GAAP             (34,942)       (54,834)       (38,577)
     Adjustment for patents and trademarks [note 19[a][i]]      808           (212)          (944)
-------------------------------------------------------------------------------------------------------
     Adjustment for patents and trademarks                   (2,520)            --             --
-------------------------------------------------------------------------------------------------------
     NET LOSS AND COMPREHENSIVE LOSS,
-------------------------------------------------------------------------------------------------------
       UNDER U.S. GAAP                                      (36,654)       (55,046)       (39,521)
=======================================================================================================

     NET LOSS PER SHARE, UNDER U.S. GAAP                     $(0.78)        $(1.24)        $(1.01)
=======================================================================================================

     WEIGHTED AVERAGE NUMBER OF COMMON SHARES
       OUTSTANDING, UNDER U.S. GAAP
       [ROUNDED TO THE NEAREST THOUSAND SHARE]               46,837         44,514         39,168
=======================================================================================================


[d] Cash flow adjustments:
                                                                2003           2002         2001
                                                                  $              $            $
-------------------------------------------------------------------------------------------------------

     OPERATING ACTIVITIES
     Balance under Canadian GAAP                              (26,655)       (40,359)     (37,934)
     Adjustment for patents and trademarks [note 19[a][i]]       (172)          (327)        (568)
     Adjustment for employee stock purchase loans [i]              --           (382)          43
-------------------------------------------------------------------------------------------------------
     BALANCE UNDER U.S. GAAP                                  (26,827)       (41,068)     (38,459)
=======================================================================================================

     INVESTING ACTIVITIES
     Balance under Canadian GAAP                               (7,433)        35,026     (106,035)
     Adjustment for patents and trademarks [note 19[a][i]]        172            327          568
-------------------------------------------------------------------------------------------------------
     BALANCE UNDER U.S. GAAP                                   (7,261)        35,353     (105,467)
=======================================================================================================

     FINANCING ACTIVITIES
     Balance under Canadian GAAP                               24,555         20,179      104,685
     Adjustment for employee stock purchase loans [i]              --            382          (43)
-------------------------------------------------------------------------------------------------------
     BALANCE UNDER U.S. GAAP                                   24,555         20,561      104,642
=======================================================================================================

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


     [i] Employee stock purchase plan

         Under Canadian GAAP, loans provided to employees for the purchase of shares may be either recorded as amounts receivable or deducted from share capital, depending on certain criteria. Under U.S. GAAP, such loans must be deducted from share capital.

[e] Stock-based compensation:

     On January 1, 2003, the Company prospectively adopted the recommendations of Statement of Financial Accounting Standard [SFAS"] No. 123, "Accounting for Stock-based Compensation". Under the new policy, stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and net loss per share is provided below, as if these awards were accounted for using the fair value method:

                                                         2003            2002           2001
                                                           $               $              $
----------------------------------------------------------------------------------------------
Net loss under U.S. GAAP                              (36,654)        (55,046)       (39,521)
Estimated stock-based compensation costs               (2,055)         (1,615)        (2,654)
----------------------------------------------------------------------------------------------
PRO FORMA NET LOSS FOR THE YEAR                       (38,709)        (56,661)       (42,165)
==============================================================================================

PRO FORMA NET LOSS PER SHARE                            (0.83)          (1.27)         (1.08)
==============================================================================================


HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[f] Development stage enterprise:

     Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise", the following additional disclosures are required:

     [i] Consolidated statement of loss and deficit:

                                                                 CUMULATIVE FROM
                                                                  JULY 11, 1985
                                                                     THROUGH
                                                                   DECEMBER 31,
                                                                       2003
                                                                         $
--------------------------------------------------------------------------------

Revenue                                                                  7,285
--------------------------------------------------------------------------------

Research and development                                               199,359
Administration and support services                                     46,932
Marketing and business development                                      16,778
Write-off property, plant and equipment                                  4,654
Foreign exchange gain                                                     (373)
--------------------------------------------------------------------------------
                                                                       267,350
--------------------------------------------------------------------------------
Loss from operations before the following                              260,065
Interest income                                                        (15,904)
--------------------------------------------------------------------------------
Interest expense                                                           688
Amortization of deferred charges                                         6,956
Write-off of deferred charges                                            6,453
Miscellaneous Income                                                    (2,871)
Loss before income taxes                                               255,387
Provision for income taxes                                                 620
--------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                                256,007

Deficit, beginning of period                                                --
Dividends                                                                  933
Share redemption premium                                                   125
--------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                                 257,065
================================================================================

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


     [ii]Consolidated statement of cash flows:

                                                                          CUMULATIVE FROM
                                                                           JULY 11, 1985
                                                                              THROUGH
                                                                            DECEMBER 31,
                                                                                2003
                                                                                  $
--------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                             (211,626)
--------------------------------------------------------------------------------------------

CASH USED IN INVESTING ACTIVITIES                                             (110,424)
--------------------------------------------------------------------------------------------

CASH PROVIDED BY FINANCING ACTIVITIES                                          330,106
--------------------------------------------------------------------------------------------

Effect of exchange rates on cash and cash equivalents                               69
--------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                      8,125
============================================================================================


HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[iii] Share capital:

The following represents the Company's cumulative statement of shareholders' capital determined in accordance with U.S. GAAP from inception:

                                              COMMON SHARES       SERIES A SPECIAL SHARES  SERIES C SPECIAL SHARES
                                          ---------------------   -----------------------  -----------------------
                                             #            $            #            $           #            $
--------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 11, 1985                            -           -            -            -            -           -
Issued for cash during the period
  July 11, 1985 to December 31,
  1990, net                               2,410,537           7    2,000,000        2,000      910,000       2,002
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1991                  2,410,537           7    2,000,000        2,000      910,000       2,002
Issued for cash                           2,217,450       2,257            -            -            -           -
Exchange of Series C special shares
  for common shares                         910,000       3,060            -            -     (910,000)     (2,002)
Shares redeemed                             (50,520)          -            -            -            -           -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                  5,487,467       5,324    2,000,000        2,000            -           -
Issued for cash                           2,382,750      17,832            -            -            -           -
Shares redeemed                                   -           -   (2,000,000)      (2,000)           -           -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                  7,870,217      23,156            -            -            -           -
Issued for cash                           3,181,500      32,735            -            -            -           -
Employee options exercised for cash           3,609           6            -            -            -           -
Shares redeemed                             (24,057)          -            -            -            -           -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                 11,031,269      55,897            -            -            -           -
Employee options exercised for cash          28,868          49            -            -            -           -
--------------------------------------------------------------------------------------------------------------------

                                      F-33-A

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[iii] Share capital:

The following represents the Company's cumulative statement of shareholders' capital determined in accordance with U.S. GAAP from inception:

                                                                                                SHARE
                                                                   NON-EMPLOYEE WARRANTS        ISSUE
                                        SERIES D SPECIAL SHARES         AND OPTIONS             COSTS       TOTAL
                                        -----------------------   -----------------------     ---------   ----------
                                              #           $            #            $             $           $
--------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 11, 1985                            -            -           -            -            -            -
Issued for cash during the period
  July 11, 1985 to December 31,
  1990, net                                       -            -           -            -            -        4,009
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1991                          -            -           -            -            -        4,009
Issued for cash                                   -            -           -            -            -        2,257
Exchange of Series C special shares
  for common shares                               -            -           -            -            -        1,058
Shares redeemed                                   -            -           -            -            -            -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                          -            -           -            -            -        7,324
Issued for cash                                   -            -           -            -            -       17,832
Shares redeemed                                   -            -           -            -            -       (2,000)
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                          -            -           -            -            -       23,156
Issued for cash                                   -            -           -            -            -       32,735
Employee options exercised for cash               -            -           -            -            -            6
Shares redeemed                                   -            -           -            -            -            -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                          -            -           -            -            -       55,897
Employee options exercised for cash               -            -           -            -            -           49
--------------------------------------------------------------------------------------------------------------------


                                      F-33-B

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[iii] Share capital [cont'd]:

                                                COMMON SHARES       SERIES A SPECIAL SHARES  SERIES C SPECIAL SHARES
                                            ---------------------   -----------------------  -----------------------
                                               #            $            #            $           #            $
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                   11,060,137      55,946            -            -            -           -
Issued for cash                                     -           -            -            -            -           -
Employee options exercised for cash             7,218          12            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                   11,067,355      55,958            -            -            -           -
Issued for cash                             2,500,000      12,098            -            -            -           -
Employee options exercised for cash            10,000          17            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                   13,577,355      68,073            -            -            -           -
Conversion of Series D special shares       1,048,214       5,739            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1998                   14,625,569      73,812            -            -            -           -
Issued for cash                             2,437,594       7,059            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                   17,063,163      80,871            -            -            -           -
Issued for cash                             7,616,328      25,683            -            -            -           -
Employee options exercised for cash            25,160          52            -            -            -           -
Issue of common shares under
  employee share purchase plan for
  cash                                         24,350         107            -            -            -           -
Non-employee warrants and options
  exercised for cash                           40,300         129            -            -            -           -
Issued for services                                 -           -            -            -            -           -
Shares returned and cancelled                (100,000)          -            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2000                   24,669,301     106,842            -            -            -           -
Issued for cash                             7,072,333      69,636            -            -            -           -
Employee options exercised for cash           283,817         874            -            -            -           -
Issue of common shares under
  employee share purchase plan for
  cash                                         32,450         429            -            -            -           -


                                      F-34-A

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[iii] Share capital [cont'd]:

                                                                                                SHARE
                                                                   NON-EMPLOYEE WARRANTS        ISSUE
                                        SERIES D SPECIAL SHARES         AND OPTIONS             COSTS       TOTAL
                                        -----------------------   -----------------------     ---------   ----------
                                              #           $            #            $             $           $
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                          -            -           -            -            -       55,946
Issued for cash                           1,048,214        5,739           -            -            -        5,739
Employee options exercised for cash               -            -           -            -            -           12
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                  1,048,214        5,739           -            -            -       61,697
Issued for cash                                   -            -           -            -            -       12,098
Employee options exercised for cash               -            -           -            -            -           17
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                  1,048,214        5,739           -            -            -       73,812
Conversion of Series D special shares    (1,048,214)       5,739)          -            -            -            -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1998                          -            -           -            -            -       73,812
Issued for cash                                   -            -           -            -            -        7,059
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                          -            -           -            -            -       80,871
Issued for cash                                   -            -           -            -            -       25,683
Employee options exercised for cash               -            -           -            -            -           52
Issue of common shares under
  employee share purchase plan for
  cash                                            -            -           -            -            -          107
Non-employee warrants and options
  exercised for cash                              -            -     (40,300)           -            -          129
Issued for services                               -            -     320,000            -            -            -
Shares returned and cancelled                     -            -           -            -            -            -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2000                          -            -     279,700            -            -      106,842
Issued for cash                                   -            -           -            -            -       69,636
Employee options exercised for cash               -            -           -            -            -          874
Issue of common shares under
  employee share purchase plan for
  cash                                            -            -           -            -            -          429


                                      F-34-B

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[iii] Share capital [cont'd]:

                                                COMMON SHARES       SERIES A SPECIAL SHARES  SERIES C SPECIAL SHARES
                                            ---------------------   -----------------------  -----------------------
                                               #            $            #            $           #            $
----------------------------------------------------------------------------------------------------------------------
Non-employee warrants and options
  exercised for cash                          212,000         678            -            -            -           -
Issued for services                                 -           -            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001                   32,269,901     178,459            -            -            -           -
Issued for cash                             8,050,000      99,785            -                         -
Employee options exercised for cash           296,860       1,435            -            -            -           -
Issue of common shares under
  employee share purchase plan for
  cash                                         33,400         264            -            -            -           -
Non-employee warrants and options
  exercised for cash                          343,700       2,701            -            -            -           -
Issued for services                                 -           -            -            -            -           -
Expired                                             -           -            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2002                   40,993,861     282,644            -            -            -           -
Issued for cash                             5,059,250      20,694            -            -            -           -
Employee options exercised for cash            46,523          80            -            -            -           -
Issue of common shares under
  employee share purchase plan for
  cash                                          4,150          45            -            -            -           -
Issued for services                                 -           -            -            -            -           -
Expired                                             -           -            -            -            -           -
Cancelled                                           -           -            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                 46,103,784     303,463            -            -            -           -
Issued to acquire license technology        2,000,000       2,520            -            -            -           -
Issued as Series A special warrants                 -           -            -            -            -           -
Issued as Series B special warrants                 -           -            -            -            -           -
Expired                                             -           -            -            -            -           -
----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003                 48,103,784     305,983            -            -            -           -
======================================================================================================================


                                      F-35-A

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


[iii] Share capital [cont'd]:

                                                                                                SHARE
                                                                   NON-EMPLOYEE WARRANTS        ISSUE
                                        SERIES D SPECIAL SHARES         AND OPTIONS             COSTS       TOTAL
                                        -----------------------   -----------------------     ---------   ----------
                                              #           $            #            $             $           $
--------------------------------------------------------------------------------------------------------------------
Non-employee warrants and options
  exercised for cash                              -            -    (212,000)           -            -         678
Issued for services                               -            -   1,044,172        2,900                    2,900
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001                          -            -   1,111,872        2,900            -     181,359
Issued for cash                                   -                        -            -            -      99,785
Employee options exercised for cash               -            -           -            -            -       1,435
Issue of common shares under
  employee share purchase plan for
  cash                                            -            -           -            -            -         264
Non-employee warrants and options
  exercised for cash                              -            -    (343,700)           -            -       2,701
Issued for services                               -            -      20,000          134            -         134
Expired                                           -            -     (60,950)           -            -           -
--------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2002                          -            -     727,222        3,034            -     285,678
Issued for cash                                   -            -           -            -            -      20,694
Employee options exercised for cash               -            -           -            -            -          80
Issue of common shares under
  employee share purchase plan for
  cash                                            -            -           -            -            -          45
Issued for services                               -            -   8,557,500        7,890            -       7,890
Expired                                           -            -    (222,222)           -            -           -
Cancelled                                         -            -     (85,000)        (624)           -        (624)
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                        -            -   8,977,500       10,300            -     313,763
Issued to acquire license technology              -            -           -            -            -       2,520
Issued as Series A special warrants               -            -   7,200,000        4,895            -       4,895
Issued as Series B special warrants               -            -     641,800          447            -         447
Expired                                           -            -  (2,450,000)           -            -           -
--------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003                        -            -  14,369,300       15,642            -     321,625
====================================================================================================================


                                      F-35-B

HEMOSOL INC.
[A Development Stage Company]


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2003, 2002 and 2001


20.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

                                  EXHIBIT INDEX

EXHIBIT
NO.        DESCRIPTION
-------    ---------------------------------------------------------------------
1.1        Articles of Incorporation of the Company (1)

1.2        Bylaws of the Company (1)

2          See exhibits 1.1 and 1.2 above

4.1        Commitment Letter by The Bank of Nova Scotia, dated October 25, 2002
           (2)

4.2 Supplemental Agreement, dated as of November 22, 2002, between Hemosol Inc. and The Bank of Nova Scotia (2)

4.3 Supplemental Agreement, dated as of April 29, 2003, between Hemosol Inc. and The Bank of Nova Scotia

4.4 Supplemental Agreement, dated as of December 29, 2003, between Hemosol Inc. and The Bank of Nova Scotia

4.5 Assignment, Assumption and Release Agreement, dated as of April 30, 2004, among Hemosol Inc., Hemosol LP, MDS Inc., and The Bank of Nova Scotia.

4.6 Arrangement Agreement, dated February 11, 2004, between MDS Inc. and Hemosol Inc. (3)

4.7        Form of Blood Products Contribution Agreement (4)

4.8        Blood Products Partnership Agreement (5)

4.9        Form of Blood Products Security Agreements (6)

4.10       Form of Escrow Agreement (7)

4.11 Warrant Indenture, dated November 28, 2003, between Hemosol and Computershare (8)

4.12       Labco Indemnity Agreement (9)

4.13 Letter of Understanding between MDS and Hemosol, accepted and agreed to by Hemosol on October 31, 2003, as amended (10)

4.14       MDS Guarantee (11)

4.15       MDS Indemnity Agreement (12)

4.16 Memorandum of Understanding between MDS and Hemosol, dated October 22, 2002, as amended on December 23, 2003 (13)

4.17       Form of New Hemosol MOU (14)

4.18 Warrant Certificate, dated November 22, 2002, relating to the Tranche A Warrants (15)

EXHIBIT
NO.        DESCRIPTION
-------    ---------------------------------------------------------------------

4.19       Form of Partnership Interest Transfer Agreement (16)

8          Subsidiaries of the Company

12 Certification of CFO and CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13 Certification of CFO and CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1       Code of Business Ethics and Conduct

16.2       Supplemental Code of Ethics


------------------
(1) Incorporated by reference to our Amendment No. 1 to Registration Statement on Form 8-A, filed with the Commission on May 3, 2004.

(2) Incorporated by reference to the Form 20-F of Hemosol Inc. filed with the Commission on June 30, 2003.

(3) Incorporated by reference to Exhibit (d)(i) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(4) Incorporated by reference to Exhibit (d)(ii) of Amendment No. 2 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 19, 2004.

(5) Incorporated by reference to Exhibit (d)(iii) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Exhibit 5 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(6) Incorporated by reference to Exhibit (d)(iv) of Amendment No. 3 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 29, 2004.

(7) Incorporated by reference to Exhibit (d)(vi) of Amendment No. 2 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 19, 2004.

(8) Incorporated by reference to Exhibit (d)(ix) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(9) Incorporated by reference to Exhibit (d)(x) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Exhibit 12 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(10) Incorporated by reference to Exhibit (d)(xiv) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(11) Incorporated by reference to Exhibit (d)(xv) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(12) Incorporated by reference to Exhibit (d)(xvi) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Exhibit 13 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(13) Incorporated by reference to Exhibit (d)(xvii) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(14) Incorporated by reference to Exhibit (d)(xviii) of Amendment No. 3 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 29, 2004.

(15) Incorporated by reference to Exhibit (d)(xx) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004.

(16) Incorporated by reference to Exhibit (d)(xxi) of Amendment No. 3 to the
Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on April 29, 2004.