Form 20-F
period 2004-12-31
HEMOSOL CORP
filed 2005-06-30
CIK 1285233

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

         Pre-consolidation 57,195,580 (Post -consolidation 14,298,895) (1)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                              [X] Yes   [_] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                       [X] Item 17 [_]  Item 18


--------------------
(1) On June 7, 2005 the Company filed articles of amendment for the consolidation of the Company's Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. This consolidation was undertaken to bring the Company into compliance with the minimum bid requirement of NASDAQ in order to retain its NASDAQ listing. The Common Shares started trading on a post-consolidation basis on the Toronto Stock Exchange and NASDAQ on June 10, 2005.

                                  INTRODUCTION

           Hemosol Corp. ("Hemosol" or the "Company") was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to the business of LPBP Inc. (formerly, Hemosol Inc.) which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario). On April 30, 2004, the Company became the successor to LPBP Inc. ("LPBP") pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934 upon completion of a Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario) involving Hemosol Inc. (which was renamed LPBP after the Arrangement became effective), its security holders and MDS Inc. ("MDS"). All of Hemosol's business is conducted through and all of its assets are held by Hemosol LP, a limited partnership governed by the laws of Ontario. Hemosol is the general partner of Hemosol LP and LPBP is the limited partner. Hemosol has an approximately 93% interest in Hemosol LP and LPBP has an approximately 7% interest in Hemosol LP.

           Our head office is located at 2585 Meadowpine Boulevard, Mississauga, Ontario, L5N 8H9 and the general telephone number is 905-286-6200.

           We are a biopharmaceutical company focused on the discovery and development and manufacture of biologics, particularly blood proteins. We are currently in the process of implementing a separation process that uses a novel technology (called affinity chromatography) to recover valuable therapeutic proteins from human plasma. This process is referred to as the "Cascade". We obtained the exclusive North American rights for the implementation of the Cascade and the commercialization of plasma-based therapeutic protein products derived using the Cascade pursuant to a license agreement and broader strategic alliance with ProMetic Biosciences Inc. ("ProMetic") that was finalized in June 2004. As of March 31, 2005, a pilot 30-liter scale process of the Cascade has been successfully implemented at our state-of-the-art Meadowpine manufacturing facility. Efforts for the balance of 2005 and 2006 will focus on Implementation of the Cascade on a clinical scale, following which:

     o Investigational New Drug ("IND") applications related to the three initial lead proteins will be prepared for submission to the U.S. Food and Drug Administration ("FDA"), followed by

     o Clinical development, trial activity and full commercial scale-up of the Cascade process.

           Following the successful completion of clinical trials, applications for commercial production will be filed with the FDA and, upon regulatory approval of the first product, commercial production could begin. We expect the first of the three initial IND applications to be filed before the end of 2005 or early in 2006.

           In addition to the implementation of the Cascade, we are continuing to develop a portfolio of protein-based therapeutics to treat certain infectious and inflammatory diseases, cancers and anemia. We also continue to advance a number of initiatives to generate revenue in the near term through the provision of bio-manufacturing services.

           Prior to entering into the strategic alliance with ProMetic in June 2004, our principal focus had been on the development of HEMOLINK TM (hemoglobin raffimer) ("HEMOLINK"), a highly purified, human-derived oxygen therapeutic product (historically termed a "blood- substitute"). HEMOLINK was prepared through a series of steps involving hemoglobin purification and chemical modification, reducing the risk of viral contamination compared to a unit of donor red blood cells ("RBCs"). In light of the limited resources available to us, as well as the time and expense likely required to address certain adverse results noted in the course of clinical trials of HEMOLINK, we elected to defer further clinical development of HEMOLINK and focus resources on the more immediate opportunities presented by the implementation of the Cascade and the commercialization of the resulting plasma-based therapeutic protein products.

           On June 7, 2005, we filed articles of amendment for the consolidation of the Company's Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. This consolidation was undertaken to bring the Company into compliance with the minimum bid requirement of NASDAQ and retain its NASDAQ listing. The Common Shares started trading on a consolidated basis on the Toronto Stock Exchange ("TSX") and NASDAQ on June 10, 2005. All amounts in this annual report reflect the post consolidation Common Shares and post consolidation Common Share prices unless otherwise noted.

           AS DISCUSSED FURTHER IN ITEM 4, OUR ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON OUR ABILITY TO SECURE ADDITIONAL FINANCING IN ORDER TO BE ABLE TO CONTINUE OUR PRODUCT DEVELOPMENT ACTIVITIES, IMPLEMENT THE CASCADE AND SUCCESSFULLY BRING OUR PRODUCTS TO MARKET.

                           FORWARD-LOOKING STATEMENTS

           We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions, and are subject to risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3.D. "Key Information--Risk Factors" and elsewhere in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           As used in this annual report, the terms "we," "us," "our," "the Company," "our Company" and "Hemosol" mean Hemosol Corp. and its predecessor, Hemosol Inc. and its subsidiaries, unless otherwise indicated.

           Unless otherwise indicated, all dollar amounts referred to in this annual report, including the symbol "$", refer to Canadian dollars.

                               TABLE OF CONTENTS
                               -----------------

ITEM 1.  Identity of Directors, Senior Management and Advisors...................................................1

ITEM 2.  Offer Statistics and Expected Timetable.................................................................1

ITEM 3.  Key Information.........................................................................................1

ITEM 4.  Information on the Company.............................................................................10

ITEM 5.  Operating and Financial Review and Prospects...........................................................38

ITEM 6.  Directors, Senior Management and Employees.............................................................46

ITEM 7.  Major Shareholders and Related Party Transactions......................................................59

ITEM 8.  Financial Information..................................................................................61

ITEM 9.  The Offer and Listing..................................................................................61

ITEM 10.  Additional Information................................................................................64

ITEM 11.  Quantitative and Qualitative Disclosures about Market Risk............................................73

ITEM 12.  Description of Securities Other Than Equity Securities................................................73

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies.......................................................73

ITEM 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........................73

ITEM 15.  Controls and Procedures...............................................................................73

ITEM 16.  [RESERVED]............................................................................................74

ITEM 16A. Audit Committee Financial Expert......................................................................74

ITEM 16B. Code of Ethics........................................................................................74

ITEM 16C. Principal Accountant Fees and Services................................................................74

ITEM 16D. Exemptions from the Listing Standards for Audit Committees............................................74

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers................................74

ITEM 17.  Financial Statements..................................................................................75

ITEM 18.  Financial Statements..................................................................................75

ITEM 19.  Exhibits..............................................................................................75

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

           We have derived the following selected financial data from our audited consolidated financial statements presented elsewhere in this annual report:

          o    consolidated balance sheet as of December 31, 2003 and 2004; and

          o consolidated statement of loss and deficit for the years ended December 31, 2002, 2003 and 2004.

           We have derived the following selected financial data from our audited consolidated financial statements not included in this annual report:

          o consolidated balance sheet as of December 31, 2000, 2001 and 2002; and

          o consolidated statement of loss and deficit for the years ended December 31, 2000 and 2001.

           We prepare our consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada, which differ in certain material respects from those applicable in the United States. See note 22 to our consolidated financial statements for a description of these material differences.


                                                         YEAR ENDED DECEMBER 31,
                                             2000       2001        2002         2003        2004
                                          ---------   ---------   ---------    ---------  ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF LOSS AND
DEFICIT:
Revenues..............................    $      -    $      -    $      -     $     -    $      -
                                          ---------   ---------   ---------    ---------  ----------
Operating expenses....................      30,639      41,479      47,425       32,113      18,603
                                          ---------   ---------   ---------    ---------  ----------
Operating loss........................     (30,639)    (41,479)    (47,425)     (32,133)    (18,603)
Interest income, net..................       3,069       3,488         842         (535)       (830)
Amortization of deferred charges......           -        (360)     (1,587)      (5,009)     (2,150)
Write-off of deferred charges.........           -           -      (6,453)           -           -
Net gain on Arrangement                          -           -           -            -       6,838
Miscellaneous Income..................                       -           -        2,871           _
Loss before minority interest and
  income taxes........................     (27,570)    (38,351)    (54,623)     (34,786)    (14,745)
                                          ---------   ---------   ---------    ---------  ----------



Minority Interest.....................           -           _           _            _       1,074


Provision for current income taxes....         (27)       (226)       (211)        (156)       (200)
                                          ---------   ---------   ---------    ---------  ----------


Recovery of future income taxes ......                                                        3,723

  Net loss............................    $(27,597)   $(38,577)   $(54,834)    $(34,942)  $ (10,148)
                                          =========   =========   =========    =========  ==========
Basic and diluted net loss per common
  share...............................    $  (3.51)   $  (3.94)   $  (4.93)    $  (3.00)  $   (0.72)
                                          =========   =========   =========    =========  ==========
Weighted average number of common
  shares used in computing basic and
  diluted net loss per common share
  (rounded to nearest thousand).......       7,867       9,804      11,128       11,709     14,166

                                                             AS OF DECEMBER 31,
                                            2000        2001         2002        2003        2004
                                          ---------   ---------   ---------    ---------  ----------
                                                           (IN THOUSANDS)

CONSOLIDATED BALANCE SHEET DATA:
Total current assets..................   $  44,629    $ 74,724    $ 26,533     $ 10,582    $  6,925
Total assets..........................      70,428     144,417     124,312      100,377      96,392
Share capital.........................     189,894     294,213     322,298      330,160     334,916
Deficit...............................    (124,824)   (163,401)   (218,235)    (253,177)   (266,225)
Net assets............................      65,070     130,812     104,063       76,983      68,691

Operating results that would differ under U.S. GAAP are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                            2000        2001        2002         2003        2004
                                          ---------   ---------   ---------    ---------  ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF LOSS AND
Deficit (U.S. GAAP):
Revenues.............................    $       -   $       -   $       -    $       -   $       -
Operating expenses...................       30,389      42,423      47,637       33,825      20,901
Net loss.............................    $ (27,876)  $ (39,521)  $ (55,046)   $ (36,654)  $ (12,446)
Net loss per share...................        (3.54)      (4.03)      (4.95)       (3.13)      (0.88)
Weighted average number of common
  shares outstanding, (rounded to
  the nearest thousand share)........        7,867       9,804      11,128       11,709      14,166

Financial positions and shareholders' equity that would differ under U.S. GAAP are as follows:

                                                           AS OF DECEMBER 31,
                                             2000       2001        2002         2003       2004
                                          ---------   ---------   ---------    ---------  ----------
                                                           (IN THOUSANDS)

CONSOLIDATED BALANCE SHEET DATA
  (U.S. GAAP):
Total current assets.................    $  44,290   $  74,342   $  26,533    $  10,582   $   6,925
Total assets.........................       69,069     142,071     122,136       96,489      90,206
Common Shares........................      178,120     282,262     303,463      305,983     311,711
Non-employee warrants and options            2,900       3,034      10,300       15,642      14,080
Deficit..............................     (125,844)   (165,365)   (220,411)    (257,065)   (272,411)
Net assets...........................       63,711     128,466     101,887       73,095      62,505

           Unless otherwise indicated, all dollar amounts set forth in this annual report are expressed in Canadian dollars and "$" shall mean Canadian dollars. On June 24, 2005, the noon buying rate quoted by the Federal Reserve Bank of New York was $1.2329 Canadian dollars per one U.S. dollar. The following table sets forth, for the months indicated below, the highest and lowest noon buying rate quoted by the Federal Reserve Bank of New York during each month. These rates are set forth as Canadian dollars per one U.S. dollar.

 MONTH                                              HIGH           LOW
 -----                                              ----           ---
May 2005.......................................   $1.2703       $1.2377
April 2005.....................................   $1.2568       $1.2146
March 2005.....................................   $1.2425       $1.2017
February 2005..................................   $1.2562       $1.2294
January 2005...................................   $1.2422       $1.1982
December 2004..................................   $1.2401       $1.1856

           The following table sets forth the average Canadian dollar/U.S. dollar exchange rate for the periods indicated below. The average exchange rate reflected in this table is the average of the exchange rates as of the last day of each month during the applicable period.


                                                          FOR THE YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------
                                                2000         2001         2002        2003         2004
                                                ----         ----         ----        ----         ----
Average exchange rate during period.........  $1.4870       $1.5519      $1.5702     $1.3916      $1.2984


B.   CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.

D.   RISK FACTORS.

GENERAL BUSINESS RISKS

OUR ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON OUR ABILITY TO SECURE ADDITIONAL FINANCING.

           Our ability to continue as a going concern is dependent upon our ability to secure additional financing to continue our product development activities, implement the Cascade and successfully bring our products to market. Should efforts to obtain additional financing be unsuccessful, we will not be able to continue as a going concern.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.

           We have had losses from operations for each fiscal year since our inception. We expect to continue to incur losses from operations until we are able to generate revenues from therapeutic proteins derived from the Cascade or from the other initiatives underway. While we also continue to advance a number of initiatives to generate revenue in the near term through the provision of manufacturing services at our Meadowpine facility to third parties in the life sciences sector, we are unlikely to realize significant revenues in the near term from the therapeutic proteins derived from the Cascade or any of the other initiatives. Consequently, we expect net cash outflows and operating and net losses to continue for the near term. In addition, if the products under development are not commercially viable, we may never achieve profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

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

RISKS ASSOCIATED WITH THE CASCADE

WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO SUCCESSFULLY IMPLEMENT THE COMMERCIALLY UNPROVEN CASCADE PROCESS IN ORDER TO GENERATE REVENUES OR ACHIEVE PROFITABILITY.

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

THE EXCLUSIVITY OF OUR RIGHTS TO THE CASCADE WILL EXPIRE IN CERTAIN
CIRCUMSTANCES.

           The exclusivity of our rights to the Cascade will expire on the occurrence of certain events. Unless ProMetic and us agree on performance thresholds, including market penetration, facility expansion and minimum royalty payments, our rights to the Cascade in the United States and Mexico will become non-exclusive on the earlier of: (i) the date on which a first IND application in respect of a protein recovered using the Cascade is cleared with the FDA;
(ii) April 1, 2007; (iii) an earlier date agreed upon in writing by the parties; and (iv) at any time if a Milestone Payment under the License Agreement is due but not paid to ProMetic. Our rights to the Cascade in Canada will become non-exclusive if we fail to meet our obligations to make the Milestone Payments when due or do not use our commercially reasonable efforts to adhere to the estimated timing for each Milestone.

           We will continue to work with ProMetic to negotiate and establish performance thresholds satisfactory to both parties to maintain our exclusivity of the license to use the Cascade in the United States and Mexico. However, there is no guarantee that we will be able to make the Milestone Payments or reach a satisfactory agreement with ProMetic with respect to performance thresholds.

OUR ABILITY TO COMMERCIALIZE THERAPEUTIC PROTEINS DERIVED FROM THE CASCADE IS SUBJECT TO SECURING SUFFICIENT QUANTITIES OF PROCESSING MATERIALS ON ACCEPTABLE TERMS.

           In order to successfully implement the Cascade and achieve our commercial goals, we will require a sufficient supply of processing materials from third parties, including affinity resins from ProMetic and plasma from other sources.

           We cannot implement or use the Cascade without affinity resins. We have agreed in the License Agreement that ProMetic will be our exclusive supplier of affinity resins and ProMetic has agreed to supply affinity resins to us on commercially reasonable terms and in quantities sufficient to meet all requirements. No assurance can be given that the terms and quantity of the supply of affinity resins from ProMetic will allow the Company to achieve profitability.

           Human blood plasma is required as a source material to derive therapeutic proteins using the Cascade. Plasma is one of several key products that are supplied through the donation of blood at blood collection centers. Plasma can be purchased in bulk quantities from a variety of suppliers. No assurance can be given that we will be able to negotiate definitive agreements for source plasma supplies or that the terms of such agreements would permit us to achieve profitability.

           If we are unable to develop or maintain adequate sources of plasma or affinity resins on acceptable terms, our business would be adversely affected.

THE COMMERCIALIZATION OF THERAPEUTIC PROTEINS DERIVED FROM THE CASCADE IS SUBJECT TO RECEIPT OF REGULATORY APPROVALS.

           The commercialization of therapeutic proteins derived from the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where we use the Cascade to manufacture therapeutic proteins that are already licensed in a given market but produced using a different process, the requisite approval process should be abridged as compared to the approval process required for a novel product. However, where we seek to commercialize a novel therapeutic protein derived from the Cascade, which does not have a licensed equivalent, a full-scale clinical trial, and approval process will be required, which may be two to three years longer than the abridged approval process described above. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. In addition, the Meadowpine facility will have to be approved by regulators in the various jurisdictions in which we seek marketing approval. We cannot guarantee that the regulatory authorities will approve any of the therapeutic proteins for the indications proposed or the Meadowpine facility. If we do not receive the appropriate regulatory approvals, we will not be able to market or sell these products, and our business will be adversely affected.

CERTAIN COMMERCIAL OPPORTUNITIES AVAILABLE PURSUANT TO THE STRATEGIC ALLIANCE WITH PROMETIC WILL DEPEND ON ALLOCATION OF RESPONSIBILITY FOR OBTAINING REGULATORY APPROVALS FOR THERAPEUTIC PROTEINS DERIVED FROM THE CASCADE.

           The commercialization of therapeutic proteins derived from the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated. We are currently assessing a number of strategic options with respect to the allocation of responsibility for making applications for such regulatory approvals and funding of clinical trial activity relating to the approval process. The opportunities available pursuant to the strategic alliance with ProMetic will be impacted by whether regulatory approvals for therapeutic proteins derived form the Cascade are (i) obtained and
(ii) held by the Company directly, jointly with ProMetic, by third parties, or a combination of these available alternatives.

WE DO NOT OWN THE INTELLECTUAL PROPERTY RIGHTS TO THE CASCADE.

           The Cascade was developed under the existing strategic alliance between ProMetic Biosciences Ltd., an affiliate of ProMetic, and the American Red Cross. ProMetic Biosciences Ltd. has licensed the rights to the Cascade to ProMetic and ProMetic has licensed such rights to us pursuant to a License Agreement. Although we have entered into a License Agreement with ProMetic for the Cascade, we do not own the intellectual property rights to the Cascade. Consequently, we must rely on ProMetic to ensure that competitors do not infringe on the Cascade and to fully protect the intellectual property rights relating to the Cascade.

           In an intervention to the License Agreement, the American Red Cross has agreed to maintain and support our rights to use the Cascade in the event that we are entitled to terminate the License Agreement for reasons including ProMetic's bankruptcy or insolvency. However, in the event of the bankruptcy or insolvency of ProMetic Biosciences Ltd. or ProMetic, our rights under the License Agreement may be adversely affected.

RISKS ASSOCIATED WITH THE COMMERCIALIZATION OF OUR PRODUCTS

WE ARE DEPENDENT ON SUBSTANTIAL WORKING CAPITAL FOR THE SUCCESSFUL COMMERCIALIZATION OF OUR PRODUCTS.

           We require substantial working capital to properly develop, manufacture, market and sell our products. We believe that our current cash resources, together with expected cash proceeds under the Organon Supply Agreement, will be sufficient to fund our anticipated operating and capital expenditures into the fourth quarter of 2005. Accordingly, additional financing will be required prior to that time. Our planned cash requirements may vary materially in response to a number of factors, including:

          >>   the achievement of Milestones under the "License Agreement";

          >> whether regulatory approvals for the therapeutic proteins derived from the Cascade are obtained and held by us directly, jointly with a third party, by third parties, or a combination of these available alternatives;

          >>   research and development and clinical trials results generally;

          >>   changes in any aspect of the regulatory process; and

          >> delays in obtaining all requisite regulatory approvals for our products and our Meadowpine facility.

           Our capital-raising efforts could involve the issuance and sale of additional Common Shares or debt and/or the sale of some of our assets. We may not be able to raise any debt or equity financing if and when it is needed. If any required financing is not available, our ability to continue as a going concern will be in substantial doubt.

WE HAVE LIMITED FINANCIAL RESOURCES, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS.

           To date, we have carried out our production activities only on research and pilot scales. In order to commercialize therapeutic proteins derived from the Cascade and/or other products successfully, we must be able to manufacture such products in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. In light of the recent strategic refocusing to pursue plasma-based therapeutic protein opportunities to provide manufacturing services to third parties, the Meadowpine facility will require investment to install additional specialized manufacturing equipment. The Meadowpine facility will also have to be approved by regulators in the various jurisdictions in which we or a third party seeks marketing approval for therapeutic proteins derived from the Cascade and/or other products.

           We will have to raise additional capital to take the steps necessary for obtaining the requisite regulatory approvals to commence commercial production. If such funds are not available, we may not be able to obtain regulatory approval for, and commercialize, therapeutic proteins derived from the Cascade and/or our other products.

           Any further exploration of the market opportunity for oxygen therapeutic products will be dependent on the ability to secure adequate financial resources and/or the ability to enter into a strategic partnership with a third party who will contribute a portion of the development, regulatory, commercialization and marketing resources and costs that may be required..

EVEN IF REGULATORY APPROVALS TO MARKET PRODUCTS IS OBTAINED, WE WILL BE SUBJECT TO STRINGENT, ONGOING GOVERNMENT REGULATION AND PLANT INSPECTIONS, WHICH COULD CAUSE UNEXPECTED DELAYS IN THE MANUFACTURE, MARKETING AND SALE OF OUR PRODUCTS.

           In order to seek regulatory approval for the marketing and sale of therapeutic proteins derived from the Cascade that do not have a licensed equivalent and/or our other products, we must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. Even if the regulatory authorities approve therapeutic proteins derived from the Cascade and/or other products, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from our failure to comply with these requirements could adversely affect the manufacture and marketing of these products. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Adverse results from, or unanticipated delays in, clinical trials or failure to receive the appropriate regulatory approvals could adversely affect our business. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of our products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely affect our business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall, seizure of products, or partial or total suspension of production.

RISKS ASSOCIATED WITH REGULATORY APPROVAL REQUIREMENTS

FAILURE TO OBTAIN NECESSARY REGULATORY APPROVALS TO COMMERCIALIZE THERAPEUTIC PROTEINS DERIVED FROM THE CASCADE OR OTHER PRODUCTS, OR ANY SIGNIFICANT DELAY IN OBTAINING THESE APPROVALS, WOULD HARM OUR BUSINESS.

           The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where the Cascade is used to produce products that are already licensed in a given market but produced using a different process, the requisite approval process should be abridged as compared to the approval process required for a novel product. Under this abridged scenario, we or the party for whom the product is being manufactured under contract will be required to undertake clinical trials to demonstrate that the given product displays at least the same key therapeutic and safety qualities as the existing licensed product. Where we seek to commercialize a novel product, which does not have a licensed equivalent, a full-scale clinical trial and approval process will be required, which may be two to three years longer than the abridged approval process described above. If we do not receive the appropriate regulatory approvals, we will not be able to market or sell these products, and our business will be adversely affected. Regulatory authorities may also require separate approval for each additional proposed indication for the use of such products. There is no guarantee that the regulatory authorities will approve any of our products for the indications proposed.

           Some of our other products are at earlier stages of development. No assurance can be given that such products will receive approvals to undergo clinical trials, that clinical trials will be successfully completed in respect of such products, that such products will receive all necessary regulatory approvals or that such products will be successfully introduced into the market.

RISKS ASSOCIATED WITH THE DEVELOPMENT OF HEMOLINK.

           Even though we intend to pursue alternative avenues for the development of HEMOLINK(TM) and our oxygen therapeutics portfolio, including potential strategic partners, no assurance can be given that we will recommence development of HEMOLINK(TM) or our oxygen therapeutics portfolio.

OTHER RISKS

OUR FAILURE TO RETAIN AND ATTRACT PERSONNEL COULD HARM OUR BUSINESS, OPERATIONS AND PRODUCT DEVELOPMENT EFFORTS.

           Our products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Our success depends on our ability to attract, train and retain such personnel. The market for the highly trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. In order for us to implement the Cascade at commercial levels at our Meadowpine facility, we will require new employees who may not be available in the time frame required or at competitive compensation rates. If we fail to retain and/or attract qualified personnel, our business operations and product development efforts will suffer.

OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR OUR PRODUCTS. THIS COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

           We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology. However, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage. Our patents, may be challenged, invalidated or designed around by third parties. Our patent applications may not be approved for patents that are advantageous to us, or at all. If our intellectual property does not prove to have sufficient protection against competition, our competitors could compete more directly with us. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of non-disclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING THE PROPRIETARY RIGHTS OF OTHERS.

           Third parties may claim that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Our competitors or others may assert that patents held by them may cover our products and the methods we employ.

           In addition, because patent applications can take many years to issue, there may be currently pending applications, of which we are unaware, which may later result in issued patents, which our products infringe. There could also be existing patents of which we are not aware that our products may infringe. As we commercialize our hemoglobin-based oxygen carriers and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against us may increase.

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

OUR BUSINESS WILL BE AFFECTED IF WE EXPERIENCE PRODUCT LIABILITY CLAIMS IN EXCESS OF OUR INSURANCE COVERAGE.

           The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. We maintain product liability insurance coverage in the total amount of $15 million relating to Phase I, II and III clinical trials. We intend to obtain more extensive coverage as the development of our products progresses. Our business would be adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

THE HUMAN PLASMA AND RED BLOOD CELLS WE OBTAIN FOR OUR PRODUCTS COULD CONTAIN INFECTIOUS AGENTS.

           Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or yet unknown, that were present in the source blood. While we are confident that our process for deriving therapeutic proteins from plasma using the Cascade and the process used to produce hemoglobin based oxygen carriers will include valid procedures for the removal and inactivation of infectious agents, there is a theoretical and remote risk that an infectious agent could remain in the therapeutic protein product or resist these stringent procedures. Such defects could cause adverse publicity, damage our reputation and impair our ability to market our products. In addition, we may be subject to significant liability claims.

IF WE ARE NOT ABLE TO COMPLY WITH NASDAQ'S MINIMUM BID PRICE REQUIREMENTS, OUR SHARES WILL LIKELY BE DELISTED FROM NASDAQ.

           On June 21, 2004 we received a letter from NASDAQ informing us that we were not in compliance with the minimum bid price of US$1.00 per Common Share during the 30 consecutive business days preceding such date and had 180 days, or until December 20, 2004 to regain compliance. On December 21, 2004, we received a letter from NASDAQ informing us that, although we had not regained compliance with the minimum bid price requirement, since we met NASDAQ's initial inclusion criteria, we would be provided with an additional 180 days, or until June 16, 2005 to regain compliance. On June 7, 2005, we filed articles of amendment for the consolidation of our Common Shares on the basis of one post-consolidation Common Share for every four pre-consolidation Common Shares and since June 10, 2005 our shares have been trading on a post-consolidation basis. On June 24, 2005, we were informed by NASDAQ that we have regained compliance with the minimum bid price requirement. However, no assurance can be given that we will be able to preserve our NASDAQ listing in the future.

RISKS RELATED TO THE COMMON SHARES

MDS, WHICH IS OUR LARGEST SHAREHOLDER, HAS INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL. THIS COULD DELAY OR PREVENT A CHANGE OF CONTROL.

           MDS beneficially owns, directly or indirectly through entities it controls, and/or have discretion to vote, approximately 10.8% of the outstanding Common Shares. In addition, one of Hemosol's eight directors is affiliated with MDS. As a result, MDS may influence the outcome of various actions, including those that require shareholder approval. For example, MDS may be able to elect directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares or prevent changes in control or management. MDS may have interests that differ from those of other shareholders

THE SHARE PRICE COULD BE ADVERSELY AFFECTED BY FUTURE SALES OF COMMON SHARES.

           As of June 20, 2005, we had 15,170,927 issued and outstanding Common Shares as well as approximately:

          o 1,013,049 outstanding options to purchase Common Shares at a weighted average exercise price of $4.36 per Common Share;

          o 2,736,437 outstanding special warrants each of which entitles the holder to acquire for no additional consideration one Common Share and one warrant;

          o 136,822 broker warrants exercisable for no additional consideration into 136,822 compensation options. Each compensation option has an exercise price of $2.68 and entitles the holder to receive one Common Share and one warrant;

          o 4,404,892 Common Share purchase warrants with a weighted average exercise price of $5.48 per share; and

          o the Laurus Note, which is convertible, at the conversion price of US$2.76 per share, into 1,811,594 Common Shares.

           We may in the future sell or issue additional Common Shares. The market price of the Common Shares could drop as a result of sales of substantial amounts of Common Shares in the public market or the perception that such sales may occur. These factors may also make it more difficult to raise additional funds through future offerings of Common Shares or other securities.

THE COMPANY IS NOT LIKELY TO DECLARE OR PAY DIVIDENDS.

           We are currently incurring losses from operations and do not anticipate paying dividends. We also anticipate that we will retain all of future earnings, if any, for use in the operation and to fund business growth. Therefore, it is not likely that we will declare dividends in the foreseeable future. In addition, we are prohibited from declaring or paying any dividends so long as 25% of the principal amount of the Laurus Note is outstanding.

ITEM 4.  INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY.

           The legal name of our company is Hemosol Corp. Hemosol Corp. was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to LPBP (formerly, Hemosol Inc.) which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario) or the OBCA. On

April 30, 2004, we became the successor to LPBP pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934 upon completion of a Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario) involving Hemosol Inc. (which was renamed LPBP after the Arrangement became effective), its security holders and MDS. All of our business is conducted through and all of our assets are held by Hemosol LP, a limited partnership governed by the laws of Ontario. Hemosol is the general partner of Hemosol LP and LPBP is the limited partner. Hemosol has an approximately 93% interest in Hemosol LP and LPBP has an approximately 7% interest in Hemosol LP.

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

           Our registered and principal office is located at 2585 Meadowpine Blvd., Mississauga, Ontario Canada, L5N 8H9. Our telephone number is 905-286-6200.

RECENT DEVELOPMENTS

         Share Consolidation

           On June 7, 2005 our shareholders adopted a special resolution approving an amendment to the articles of our Company to consolidate the issued and outstanding Common Shares on the basis of a ratio to be selected by our board of directors, in its sole discretion, no smaller than one post-consolidation Share for every two pre-consolidation Common Shares and no larger than one post-consolidation Common Share for every four pre-consolidation Common Shares. On June 7, 2005 we filed articles of amendment for the consolidation of the Company's Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. This consolidation was undertaken to bring the Company into compliance with the minimum bid requirement of NASDAQ in order to retain its NASDAQ listing. The Common Shares started trading on a post-consolidation basis on the TSX and NASDAQ on June 10, 2005. All Common Share numbers and Common Share prices in this annual report have been adjusted to reflect the share consolidation unless otherwise indicated.

         NASDAQ Listing

           On June 21, 2004 we received a letter from NASDAQ informing us that we were not in compliance with the minimum bid price of US$1.00 per Common Share during the 30 consecutive business days preceding such date and we had 180 days, or until December 20, 2004, to regain compliance. On December 21, 2004, we received a letter from NASDAQ informing us that, although we had not regained compliance with the minimum bid price requirement, since we met NASDAQ's initial inclusion criteria, we would be provided with an additional 180 days, or until June 16, 2005, to regain compliance. On June 7, 2005, we filed articles of amendment for the consolidation of our Common Shares on the basis of one post-consolidation Common Share for every four pre-consolidation Common Shares and since June 10, 2005 the Common Shares have been trading on a post-consolidation basis. On June 24, 2005, we were informed by NASDAQ that we have regained compliance with the minimum bid price requirement.

         2005 Financing Transaction

           On March 30, 2005 we entered into agreements related to private placement transactions resulting in gross proceeds to the Company of approximately $13.4 million. These agreements included (i) a securities purchase agreement providing for the issuance to Laurus Master Fund, Ltd. ("Laurus") of a US$5 million convertible note and a warrant to purchase 682,280 Common Shares, and (ii) an agency agreement and subscription agreements relating to the sale of 2,736,436 special warrants of the Company. The closing of the private placement transactions occurred on April 8, 2005. These transactions are described below.

         Special Warrant Offering

           As indicated above, on March 30, 2005, we entered into an agency agreement providing for the sale of 2,736,436 special warrants (the "Special Warrants") through Loewen, Ondaatje, McCutcheon Limited ("LOM") and Life Science Group, Inc. ("LSG" and, together with LOM, the "Agents"), as agents. The Special Warrants were issued pursuant to subscription agreements at a purchase price of $2.68 for gross proceeds of $7,333,650. Each Special Warrant entitles the holder to acquire, at no additional cost, one Common Share and one Common Share purchase warrant of the Company. Each warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $4.00 per Common Share at any time prior to April 8, 2010.

           As partial compensation for their services, the Agents received special broker's warrants entitling each of the Agents to acquire, without additional consideration, that number of compensation options equal to 5% of the number of Special Warrants sold by such Agent pursuant to the Special Warrant offering. Each compensation option entitles the holder thereof to purchase one Common Share and one warrant at a price of $2.68 at any time prior to April 8, 2010. A Canadian prospectus qualifying the distribution of the Common Shares and the warrants underlying the Special Warrants was filed in Ontario on June 20, 2005.

         The Laurus Securities Purchase Agreement

           As indicated above, on March 30, 2005, we entered into a securities purchase agreement with Laurus, pursuant to which we issued to Laurus, on a private placement basis, a convertible note (the "Note") in the principal amount of US$5 million secured by a second charge over all of our assets. The Note has a term of three years and is convertible into Common Shares at the holder's option at a conversion price per Common Share equal to US$2.76, subject to adjustment in accordance with the terms of the Note. The Note bears interest at a rate equal to the U.S. prime rate as published in the Wall Street Journal plus 2% (subject to adjustments), and principal repayment will not commence until the tenth month of the term. Interest and principal under the Note may be paid in Common Shares if certain conditions are met and the rate of interest will be decreased in stages if the Common Shares appreciate to specified levels. See "Convertible Secured Note" below.

           Under the Laurus securities purchase agreement, we have agreed that, for so long as 25% of the principal amount of the Note is outstanding, we will not, without the prior written consent of Laurus:

          o    declare or pay any dividends;

          o issue preferred stock that is mandatorily redeemable prior to the first anniversary of the maturity date of the Note;

          o    redeem any preferred stock or other equity interests;

          o    create or issue debt securities convertible into Common Shares;

          o liquidate, dissolve or effect a material reorganization, except for reorganizations to monetize tax losses that do not adversely affect Laurus' rights or the security granted in favor of Laurus;

          o become subject to any agreement which would restrict the performance of our obligations or those of Hemosol LP under the Laurus securities purchase agreement or the agreements contemplated thereby;

          o materially change the scope of our business, which is currently the development and manufacture of blood-related products and the utilization of our facilities for such purpose and contract manufacturing;

          o incur any indebtedness, subject to certain exceptions, (such as trade debt and debt incurred in the normal course of business to finance the purchase of equipment (not in excess of 5% of the fair market value of our assets)), cancel any debt owing to us in excess of US$50,000 in the aggregate during any twelve month period, or assume or guarantee any obligations of any person;

          o create or acquire any subsidiaries, other than wholly-owned subsidiaries that become a party to our master security agreement with Laurus and the Laurus guarantee;

          o advance funds to, guarantee the indebtedness of, provide security for the benefit of, or transfer any properties or assets to, any of Hemosol's subsidiaries;

          o expend resources on the further development, testing or exploitation of, or dispose of, grant any participation interest in or grant any rights to, the HEMOLINK product, unless Laurus is first granted security over all of our rights thereto on the terms of our master security agreement with Laurus; or

          o issue or grant to MDS or ProMetic any warrants to acquire, in the aggregate, more than 5% of the issued and outstanding Common Shares, as incentives or consideration for, any transaction.

           We have also agreed that prior to the full repayment or conversion of the Note we will not enter into a new equity line or similar agreement or issue, or enter into any agreement to issue, tradable securities with exercise or conversion rates or pricing terms subject to downward adjustment following issuance upon a decline in the market price of the Common Shares. Under the Laurus securities purchase agreement, we have also granted to Laurus a right of first refusal to provide any additional financing that consists of the issuance or sale of debt securities convertible into equity securities.

         Secured Convertible Note

           The Note issued to Laurus has a principal amount of US$5 million and is secured by a second charge over all of our assets, other than our rights to HEMOLINK. The Note has a term of three years and is convertible into Common Shares at a conversion price per Common Share equal to US$2.76, subject to certain adjustments. The Note bears interest at a rate equal to the U.S. prime rate plus 2%, payable monthly. If the average five-day trading price of the Common Shares on the TSX exceeds the conversion price by 25%, the interest rate will be reduced by 2% for each incremental 25% increase in the trading price. Principal repayment of the Note will not commence until the tenth month of the term, and principal thereafter will be payable in monthly installments of US$83,333, with the balance due on March 30, 2008 (the "Maturity Date"). Principal and, subject to certain conditions, interest, under the Note may be paid in Common Shares at our option, provided that (i) the average five-day trading price of the Common Shares on the TSX is at least 110% of the conversion price, and (ii) the amount of such conversion does not exceed 25% of the aggregate trading volume of the Common Shares for the twenty-two days preceding the applicable repayment date. The amounts outstanding under the Note may be converted into Common Shares at the conversion price:

          o at any time at the option of Laurus, provided that Laurus will not be entitled to convert an amount that would result in Laurus holding more than 9.99% of the outstanding Common Shares, unless an event of default has occurred or Laurus has given us at least 75 days notice and provided that the beneficial ownership of Laurus will not at any time exceed 19.99% of the Common Shares; and

          o at our option if at any time the average trading price of the Common Shares on the TSX exceeds the conversion price by at least 50%, and provided that the amount of such conversion does not exceed 20% of the aggregate dollar trading volume of the Common Shares for the twenty-two day period immediately preceding the date of the conversion.

           The Note may be prepaid by us (i) at the option of Laurus if a third party acquires our securities and gains control or direction over more than 20% of our outstanding voting or equity securities, or (ii) at our option. In the event of such prepayment, the principal amount due and payable to Laurus will be increased by (i) 25%, if made within the first twelve months of the term, (ii) 15%, if made during the period between the 12th and the 24th month of the term, and (iii) 10%, if made after the 24th month of the term (excluding the Maturity
Date).

           The Note provides that if we issue any Common Shares or securities convertible into Common Shares to a person other than Laurus at any time prior to the conversion or repayment in full of the principal amount of the Note (subject to certain exceptions) for a price per Common Share that is lower than the conversion price, the conversion price shall be reduced to such lower price.

           If we are required to deduct any taxes from any cash sum payable under the Note, the sum payable will be grossed up by an amount equal to 10% of the original amount payable (or if the required deduction is less than such amount, the amount of the required deduction). If we are required to deduct any taxes in respect of the amounts payable under the Note through the issuance of Common Shares or as a result of converting the Note, the Common Shares necessary to realize proceeds of the sale equal to the amount of the required deduction will be withheld from the Common Shares otherwise issuable to Laurus and will be issued to a trustee appointed by us to sell such Common Shares. We will be paid an amount equal to the required deduction from the proceeds and the excess of such amount will be paid to Laurus.

         Security Documents

           Our obligations under the Note are guaranteed by Hemosol LP under a guarantee in favor of Laurus. Our obligations under the Note and Hemosol LP's obligations under the Laurus guarantee are secured under a master security agreement pursuant to which we have both granted Laurus second ranking security over all of our respective assets, other than the rights to HEMOLINK. In addition, we have granted a mortgage to Laurus on our Meadowpine manufacturing facility. The security interests of Laurus under the master security agreement and the mortgage rank second to the security interests of the Bank of Nova Scotia in connection with our outstanding $20 million credit facility.

         Laurus Warrant

           In addition, pursuant to the Laurus securities purchase agreement, we issued to Laurus a warrant to purchase 682,280 Common Shares exercisable within five years, 368,431 of which have an exercise price of US$3.44 per Common Share and 313,849 of which have an exercise price of US$4.16 per Common Share, and all of which are subject to certain adjustments. LSG acted on our behalf in connection with the private placement to Laurus and in partial consideration for such services has received 18,116 broker warrants entitling LSG to acquire, for no additional consideration, 18,116 warrants that have the same terms as the warrants issued to Laurus at an exercise price of US$3.44 per Common Share.

         Extension of the Credit Facility

           On March 30, 2005, we entered into an amended and restated commitment letter with the Bank of Nova Scotia (the "Bank") pursuant to which the Bank extended the termination date of Hemosol LP's $20 million term loan ("Loan") from May 25, 2005 to May 25, 2007. This extension was conditional on the simultaneous extension of the guarantee of the Bank credit facility by MDS. In addition, the Bank extended to us a "bulge facility" or temporary increase in the size of the credit facility of up to an additional $1 million. A total of $500,000 was drawn down under this bulge facility and then re-paid on April 8, 2005 with a portion of the proceeds from the financing transactions. A fee of $100,000 was paid to the Bank in consideration of the extension of the Loan.

         Extension of MDS Guarantee

           On March 30, 2005, we also entered into a memorandum of understanding ("MOU") with MDS pursuant to which MDS agreed to extend the term of its guarantee of the credit facility from June 20, 2005 to June 20, 2007 in consideration for the issuance of a warrant to acquire 687,500 Common Shares, the entering into of a registration and sale participation rights agreement and the granting of certain additional covenants by us. In the MOU, MDS also agreed to guarantee the bulge facility described above.

           In connection with the MOU, on April 8, 2005, we entered into a subscription agreement with MDS governing the issuance of the MDS warrant. The MDS warrant entitles MDS to acquire 687,500 Common Shares at an exercise price of $3.36 per Common Share (subject to adjustments in accordance with its terms) for a term of five years from the date of issue. One half of the MDS warrant vested immediately and the remaining half will vest in portions on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007 or such earlier date as the MDS guarantee is terminated, at which time any unvested portion of the MDS warrant will fully vest.

           Under the MDS subscription agreement, we also made certain covenants in favor of MDS that are in addition to any covenants made as part of the original terms of the MDS guarantee:

          o where any financing or financings completed by us (or any of our subsidiaries) generate proceeds that exceed US$35 million in the aggregate, we covenant to use 50% of every dollar of net proceeds in excess of the US$35 million threshold to reduce the amount outstanding under the credit facility;

          o not to sell, transfer or dispose of any assets, business or operations unless all proceeds from such sale, transfer or disposition are used to reduce the amount outstanding under the credit facility; and

          o other covenants with respect to reporting obligations, access to our facilities, maintaining insurance policies, intellectual property, maintaining its properties and compliance with laws.

           Pursuant to the MOU, on April 8, 2005, MDS and us also entered into a registration and sale participation rights agreement. This agreement provides that if we raise net proceeds from any financing through the issuance of securities which generates in excess of US$35 million where:

          o such financing is by way of a public offering which includes the filing of a prospectus, we will grant to MDS the right to qualify the Common Shares and/or warrants of Hemosol held by MDS ("MDS Held Securities") under the same prospectus; and

          o in the event of a private placement of securities of Hemosol, MDS will have the right to sell a portion of the MDS Held Securities to the purchasers of such private placement;

provided that in each case the aggregate price of the MDS Held Securities required to be qualified for sale or to be sold by MDS, as applicable, will not exceed 20% of the aggregate price of the securities being offered under such public prospectus offering or private placement. In addition, where the managing underwriter or lead agent selected for any public prospectus offering or private placement determines in good faith that marketing factors require a limitation on the number of the securities to be qualified or issued, Hemosol may exclude from the prospectus or private placement, as applicable, the number of MDS Held Securities which, when combined with the number of Hemosol securities, would exceed such limitation.

         Issuance of Common Shares to ProMetic

           On March 30, 2005 and April 6, 2005, ProMetic and us entered into amendments to the license agreement dated June 1, 2004 under which we license from ProMetic certain rights to the Cascade. Pursuant to the amendment, the $4 million cash license fee payment, which was due to ProMetic as a result of the successful implementation of the Cascade process at 30-liter scale, was replaced with (i) a cash payment of $1.07 million and (ii) the issuance to ProMetic of 872,093 Common Shares. The issuance of Commons Shares took place on or about April 23, 2005.

SPECIAL COMMITTEE PROCESS

           The issuance of the MDS warrant and the entering into of the subscription agreement and the registration and sale participation rights agreement (the "MDS Transactions") constituted related party transactions for the purposes of Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions and Policy Statement Q-27 of the Authorite des marches financiers (together, "Related Party Rules"). These transactions are exempt from the valuation and minority shareholder approval requirements of the Related Party Rules on the basis of Hemosol's financial circumstances at the time the MDS Transactions were entered into.

           The rules of the TSX provide that the aggregate number of securities of a listed issuer, which are issued pursuant to any private placement transaction at a discount to the "market price", must not exceed 25% of the number of securities of the issuer, which are outstanding prior to giving effect to such transactions. Since the aggregate number of Common Shares issued in connection with the series of financing transactions that closed on April 8, 2005 exceeded the maximum number of securities issuable without security holder approval under the rules of the TSX, we relied on an exemption from these requirements on the basis of our serious financial difficulty. Under this exemption, certain issuers will be exempted from such requirements upon written application accompanied by a resolution of the issuer's board of directors stating that (i) the issuer is in serious financial difficulty, (ii) an application is made to the TSX upon the recommendation of a committee of board members, free from any interest in the transaction and unrelated to the parties involved in the transaction, (iii) the transaction is designed to improve the issuer's financial situation, and (iv) based on the determination of the committee referred to in (ii) above, the transaction is reasonable for the issuer in the circumstances.

           Our Board of Directors formed a special committee (the "Special Committee") for the purpose of considering and making a recommendation to the Board of Directors with respect to the each of the relevant transactions. The Special Committee was comprised of directors who were free from any interest in the transactions and were unrelated to the parties involved: Messrs. Edward McCormack (Chairman), Mitchell Kostuch and Edward Lane. The Special Committee held a number of meetings to discuss and evaluate all relevant terms of the transactions.

           On the basis of its careful review and analysis and legal advice from counsel to Hemosol, in a resolution dated March 30, 2005, the Special Committee determined that the Company was in serious financial difficulty; the transactions were reasonable in the circumstances; and were designed to improve our financial position. Accordingly, the Special Committee recommended that we apply to the TSX for an exemption from the security holder approval requirements with respect to the issuance of securities.

           Following receipt of the Special Committee's recommendation, the terms of the transactions were reviewed and approved at a meeting of the Board of Directors held on March 30, 2005. In a resolution dated the same date, the Board of Directors determined that we were in serious financial difficulty, that the transactions were designed to improve our financial situation and were reasonable in the circumstances of our Company, and authorized us to apply to the TSX for an exemption from securityholder approval requirements with respect to the issuance of securities. At that meeting, Messrs. Rygiel and Lewitt declared their respective interest in all transactions involving MDS and refrained from voting in respect of the applicable resolution. Neither Messrs. Rygiel nor Lewitt was involved in the decision to proceed with any transaction involving MDS.

NASDAQ EXEMPTION

           NASDAQ Marketplace Rule 4350(i)(l)(D) requires shareholder approval for the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. However, NASDAQ Marketplace Rule 4350(a)(l) permits foreign private issuers to follow the practice in the issuer's home country in lieu of complying with some of the provisions of Rule 4350, including Rule 4350(i)(1)(D). Pursuant to NASDAQ Rule 4350(a)(1), in lieu of complying with Rule 4350(i)(1 )(D) we elected to follow the rules of the TSX from time to time in respect of private placements, which is the practice for TSX-listed issuers in Ontario, Canada.

STRATEGIC ALLIANCE WITH PROMETIC

           On June 2, 2004, we entered into a license agreement (the "License Agreement") and a strategic alliance agreement (the "Strategic Alliance Agreement") with ProMetic, which governs the Company's rights to the novel Cascade purification process developed by ProMetic Biosciences Ltd., an affiliate of ProMetic, to recover valuable proteins from human plasma.

           The License Agreement provides us with the exclusive rights to manufacture, distribute and sell certain therapeutic proteins derived using the Cascade in Canada, the United States and Mexico. Our exclusive rights to the Cascade in the United States and Mexico are subject to us reaching an agreement with ProMetic on certain performance thresholds. If agreement on performance thresholds is not met, our rights to use the Cascade in the United States and Mexico will become non-exclusive on the earlier of: (i) the date on which a first IND application in respect of a protein recovered using the Cascade is cleared with the FDA; (ii) April 1, 2007; (iii) an earlier date agreed upon in writing by the parties; and (iv) at any time if a Milestone Payment (as defined below) under the License Agreement is due but not paid to ProMetic. For so long as we meet our obligations to make the Milestone Payments when due and use commercially reasonable efforts to adhere to the estimated timing for each Milestone (as defined below) set out in the License Agreement, we will retain exclusivity over our right to use the Cascade in Canada. However, even if these rights become non-exclusive, we will be able to continue to exploit the technology on a non-exclusive basis in those markets, and will also be entitled to participate in the sharing of revenues derived from further licensing of the Cascade by ProMetic in Canada, the United States and Mexico, subject to the development by us of secondary processes to be used in connection with the Cascade and the deduction of certain business and development costs by each party.

           As consideration for entering into a memorandum of understanding relating to the alliance with ProMetic, in December 2003 we issued 500,000 Common Shares to ProMetic. In consideration for the entering into of the License Agreement we issued an additional 250,000 Common Shares to ProMetic and paid them $1.5 million in June 2004. There is also a staged license fee of $14 million in exchange for the license rights to the Cascade. Discrete payments of this staged license fee ("Milestone Payments") will be due and payable to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones ("Milestones") at approximately equal intervals over the next three years. The first Milestone Payment of $4 million was satisfied in April 2005 through a cash payment of $1.07 million and the issuance of 872,093 Common Shares to ProMetic, reducing the total payments under all remaining Milestone Payments to $10 million. The Milestones and related Milestone Payments are as follows:


------------------------------------------------------------ -------------------------------------------
Milestone                                                    License Fee
------------------------------------------------------------ -------------------------------------------
Process definition of the Cascade at pilot-scale (30L        $1,070,000 and the issuance of 872,093
plasma batch size and targeted yields to be defined as       Common Shares *
part of the license
------------------------------------------------------------ -------------------------------------------
First investigational drug for clinical trial supply by      $2,500,000
Hemosol for investigational product
------------------------------------------------------------ -------------------------------------------
Production of conformance lots for first commercial          $2,500,000
product in Hemosol facility
------------------------------------------------------------ -------------------------------------------
Licensure of first product                                   $5,000,000
------------------------------------------------------------ -------------------------------------------

*This Milestone was achieved on March 31, 2005 and the related payment and Common share issuance was made.

           We will require further capital to allow us to make the remaining Milestone Payments. In addition to the license fee, we will pay ProMetic royalty fees of 8% of net sales to resellers of products isolated using the Cascade or a royalty of 5% of net sales to end users of products isolated using the Cascade, both on a worldwide basis.

           Pursuant to the License Agreement, ProMetic is the exclusive supplier of affinity absorbents, or ligands, referred to herein as "resins", which are necessary for the isolation and purification of proteins from plasma using the Cascade, and ProMetic has agreed to supply such resins on commercially reasonable terms and in quantities sufficient to meet all requirements.

           The rights licensed by us to use the Cascade are granted by ProMetic for a term expiring on the later of 45 years from the date of the License Agreement and the expiry of the last of the patents necessary in order to use the Cascade. The License Agreement may be terminated by ProMetic on the occurrence of certain events, including the following: (i) a regulatory or a court order is issued against the Company which prevents it from performing its obligations under the License Agreement, or a third party encumbrancer takes possession of all or a substantial part of our properties and assets; (ii) an order to cease trading or prohibiting or restricting the distribution of our securities is made by any securities regulatory authority, provided, however, that the delisting of our Common Shares from NASDAQ does not constitute a ground for termination of the License Agreement; (iii) we are unable to comply with our obligations under the License Agreement due to an event of force majeure; (iv) we do not comply with our obligation to scale the process to achieve not less than 500,000 liters of plasma per year after commercial production is commenced;
(v) we are involved in insolvency or bankruptcy proceedings; and (vi) there is a breach of a material term of the License Agreement.

           The American Red Cross and ProMetic are also providing technical and engineering documentation and support to assist with the initial installation and implementation of the Cascade at the Meadowpine facility. Between June and November 2004, our personnel regularly visited the American Red Cross facility located in Gaithersburg, Maryland, U.S., to familiarize themselves with the Cascade technology and to participate in the technology transfer process. In November 2004, the American Red Cross completed consistency runs of the Cascade at a four liter development scale at its facility with the support of our personnel, confirming that target yields were achievable. Engineering (or "test") runs of the process at the four liter scale at our Meadowpine facility began in December 2004. Consistency runs at this scale were completed in January 2005 and followed by the successful scale-up to a 30 liter (or "pilot") level to confirm scalability of the process in March, 2005. We have also committed to purchase from or reimburse ProMetic for the provision or sharing of technical and consulting services which we will require and benefit from as part of the implementation of the Cascade.

           We also entered into a Strategic Alliance Agreement with ProMetic in June, 2004, pursuant to which ProMetic and us have agreed to work together in an effort to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other licensees of ProMetic outside of North America. The supply of clinical trial material in these circumstances will involve obtaining regulatory approvals from each foreign jurisdiction where clinical trial material is supplied. In the Strategic Alliance Agreement, ProMetic and us also agreed to jointly develop and commercialize secondary steps and processes to which proteins isolated using the Cascade may be required to be subjected in order to ensure that the yields or the level of purification, viral safety, quality assurance and control and processing are satisfactory to the relevant regulatory bodies or generally requested in the markets in which such proteins are intended to be used.

           The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where the Cascade is used to produce therapeutic proteins that are already licensed in a given market (but produced using a different process), the requisite approval process may be abridged as compared to the approval process required for a novel product. Under this abridged scenario, we or the party for whom we are manufacturing the product under contract will be required to undertake clinical trials to demonstrate that the given product at least displays the same key therapeutic and safety qualities as the existing licensed product. Where we seek to commercialize a novel product which does not have a licensed equivalent, a full scale clinical trial and approval process will be required, which may be two to three years longer than the abridged approval process described above. Regulatory authorities may also require separate approval for each additional proposed indication for the use of such products. In addition, our Meadowpine facility will also have to be approved by regulators in the various jurisdictions in which we or a third party seeks marketing approval for therapeutic proteins produced using the Cascade. We will require further capital to allow us to take the steps necessary to obtain the requisite regulatory approvals.

           We are currently assessing a number of strategic options with respect to the funding of clinical trial activity and the application process for the regulatory approvals required to commercialize the therapeutic proteins isolated by the Cascade. We may choose to implement any or a combination of the following options: (i) obtain and hold the regulatory approvals directly; (ii) obtain and hold the regulatory approvals jointly with a third party; or (iii) provide manufacturing services to third parties who would obtain and hold the regulatory approvals for any specific therapeutic protein. In addition, we intend to seek supplementary revenues by supplying clinical trial materials to third parties and/or future Cascade licensees worldwide. Our plans to produce these clinical trial materials in advance of regulatory approval for the large scale commercial production and sale of products derived under the Cascade. Access to clinical trial materials by subsequent licensees of the Cascade will be key to accelerating the approval processes for therapeutic proteins isolated using the Cascade with the applicable regulatory bodies in each subsequent licensee's jurisdiction.

Arrangement with MDS

           On April 30, 2004, we completed a transaction with our security holders and MDS under which we benefited from our existing accumulated income tax losses and other tax assets through a reorganization of our business and certain MDS diagnostic assets. The transaction provided a cash infusion to us of $16 million along with certain other consideration. This cash infusion allowed the Blood Products Business (as defined below) to continue its value-creating initiatives. The transaction involved a reorganization of our business (the "Blood Products Business") and the Ontario clinical laboratory services business of MDS (the "Ontario Labs Business") pursuant to a plan of arrangement (the "Arrangement") under section 182 of the OBCA as a result of which:

          o The existing Blood Products Business of Hemosol Inc. was transferred to a new limited partnership ("Hemosol LP"). Hemosol LP then assumed all liabilities of the Blood Products Business. On completion of the Arrangement, 93% of Hemosol LP became held by Hemosol Corp., a new corporation under the OBCA ("Hemosol"), and 7% was owned by Hemosol Inc. (renamed "LPBP Inc." following the transfer of the Blood Products Business). We control Hemosol LP as the general partner and LPBP is a limited partner.

          o MDS transferred certain assets relating to its Ontario Labs Business to a new limited partnership (the "Labs Partnership") which is entitled to substantially all of the revenues from the Ontario Labs Business. LPBP owns 99.99% of the Labs Partnership and MDS indirectly owns 0.01%. MDS controls the Labs Partnership as the general partner and LPBP is a limited partner.

          o We received $16 million on April 30, 2004, the date of closing of the Arrangement from LPBP. $1 million of such proceeds are held in escrow to satisfy pre-closing contingent liabilities, if any relating to the Blood Products Business remaining with LPBP which arise within a one-year period following April 30, 2004. We received one such claim during the period, which claim was withdrawn on April 4, 2005. However, a condition of this withdrawal by the plaintiff was the right to re-file such claim against us or any of our subsidiaries and LPBP as of any time prior to June 30, 2005. As such, $1 million will remain in escrow until on or about June 30, 2005, assuming such claim is not outstanding on such date.

          o MDS surrendered 125,000 of its Tranche A Warrants (as defined below) and 500,000 of its Tranche B Warrants (as defined below), through the following steps:

          o MDS's Tranche A Warrants to purchase up to 1,500,000 Hemosol Inc. Common Shares were replaced with warrants to purchase up to 1,375,000 Common Shares, on analogous terms (subject to an adjustment to the exercise price by $0.16 per Tranche A Warrant); and

          o MDS's existing right to receive Tranche B Warrants (as defined below) to purchase up to 1,000,000 Hemosol Inc. Common Shares in certain circumstances was replaced with the right to receive warrants to purchase up to 500,000 Common Shares, on analogous terms (subject to an adjustment to the exercise price by $0.16 per Tranche B Warrant).

          o Shareholders of Hemosol Inc., including MDS, effectively exchanged each Hemosol Inc. share for one Common Share.

          o Immediately after the Arrangement was completed, the share ownership of Hemosol Corp. mirrored Hemosol Inc.'s share ownership immediately prior to April 30, 2004.

          o On completion of the Arrangement, the shareholders of Hemosol Inc., excluding MDS and its subsidiaries, held 0.44% of the equity of LPBP through the holding of LPBP Class A Shares (representing not less than 52.5% of the voting securities of LPBP) and MDS held 99.56% of the equity of LPBP through the holding of LPBP Class A Shares and Class B non-voting shares of LPBP (representing not more than 47.5% of the voting securities of Labco in the aggregate).

          o LPBP is utilizing its undeducted balances of Ontario and federal non-capital losses, federal scientific research and experimental development deductions, federal investment tax credits and Ontario scientific research and experimental development deductions against income that it receives from the Labs Partnership and Hemosol LP.

PAST FINANCING HIGHLIGHTS

           In November 2003, we issued and sold to subscribers on a private placement basis 1,960,450 special warrants for gross proceeds of $5,881,350. The special warrants have been exercised into 1,960,450 Common Shares and 980,225 warrants, each warrant entitling the holder to purchase one Common Share at a price of $3.60.

CAPITAL EXPENDITURES

           During the last three fiscal years we have invested $78.4 million in capital expenditures, of which $74.7 million was related to our Meadowpine facility and $3.7 million was related to production equipment, information technology and various lab equipment expenditures. Our capital expenditure for constructing the Meadowpine facility amounted to approximately $28.9 million, $1.7 million and $0.75 million for the fiscal years ended 2002, 2003 and 2004, respectively. Our capital expenditure for equipment used in the research and development and pilot manufacturing facility amounted to approximately $1.5 million, $0.2 million and $0.25 million for the fiscal years ended 2002, 2003 and 2004, respectively. During 2003 we wrote off costs of $4.7 million for impaired equipment related to the commercial production of HEMOLINK, bringing total capital assets net of depreciation to $83.1 million at December 31, 2004. Also during 2003, we wrote off costs in respect of patents and trademarks that were determined to have no future benefit amounting to $0.9 million.

           As a result of suspending our clinical trials, we began to look for new opportunities to generate revenue by using our Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. In 2004, we launched our bio-manufacturing initiatives supported by two contracts for the supply of products to be manufactured at our Meadowpine facility. This resulted in us making some capital modifications to our facility to accommodate this revenue generating opportunity. In 2004, we spent $1.4 million in capital expenditures related to contract manufacturing activities of which $1.2 million was for a new vial-filling suite. For 2005, we plan to spend approximately $1 million to $1.5 million in additional capital expenditures.

OTHER

           Since January 1, 2002, there has been no indication of any public takeover offers by third parties in respect of our shares.

B.   BUSINESS OVERVIEW.

GENERAL DEVELOPMENTS

THE CASCADE

           We are a biopharmaceutical company focused on the development and manufacture of biologics, particularly blood-related proteins. We are currently in the process of implementing a separation process that uses a novel technology (called affinity chromatography) to recover valuable therapeutic proteins from human plasma. This process is referred to as the "Cascade". We obtained the exclusive North American rights for the implementation of the cascade and the commercialization of plasma-based therapeutic protein products derived using the Cascade pursuant to a license agreement and broader strategic alliance with ProMetic that was finalized in June 2004. As of March 31, 2005, a pilot 30-liter scale process of the Cascade was successfully implemented at our state-of-the-art Meadowpine manufacturing facility. Efforts for the balance of 2005 and 2006 will focus on implementation of the Cascade on a clinical scale, following which IND applications related to the three initial lead proteins will be prepared for submission to the FDA, followed by clinical development and trial activity and full commercial scale-up of the Cascade process. Following the successful completion of clinical trials, applications for commercial production will be filed within the FDA and, upon regulatory approval of the first product, commercial production could begin. We expect the first of the three initial IND applications to be filed before the end of 2005 or early in 2006.

           In addition to the implementation of the Cascade, we are continuing to develop a portfolio of protein-based therapeutics to treat certain infectious and inflammatory diseases, cancers and anemia. We also continue to advance a number of initiatives to generate revenue in the near term through the provision of bio-manufacturing services. See "Narrative Description of the Business-Bio-Manufacturing" and "Narrative Description of the Business-Drug Development".

PATH TO COMMERCIALIZATION

           In general, the development of our products commences with discovery research followed by pre-clinical studies. Following the generation of data in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. See "Narrative Description of the Business-Clinical Trials". Clinical trials are generally conducted in three sequential phases. Phase I clinical trials are initial studies in humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies on human patients to assess the safety, efficacy and drug interactions of a product. In order to seek approval to market a product in the U.S. and Canada after the satisfactory completion of the clinical trial process, a Biologics Licence Application ("BLA") is submitted to the Centre for Biologics Evaluation and Research at the FDA and a new drug submission is submitted to Health Canada's Biologics and Genetic Therapies Directorate. Future marketing approvals may be filed with other national health authorities such as Mexico or within the European Union. See "Narrative Description of the Business-Regulatory Matters." Following review of the licence applications, the manufacturing and testing facilities undergo on-site inspections and, if everything is deemed satisfactory, a marketing licence is issued.

           Set forth below is a chart summarizing the non-Cascade related products currently being developed by us.

                               [GRAPHIC OMITTED]

CLINICAL HIGHLIGHTS

           As part of the development of HEMOLINKTM (hemoglobin raffimer) ("HEMOLINK") (described in detail below), we have undertaken significant clinical trial activity in Canada, the United States and the U.K. As a result, the Company has considerable experience in the regulatory requirements, procedures and clinical activity required to seek the necessary approvals for the commercial scale of therapeutic compound. Clinical activity with respect to HEMOLINK commenced with a Phase I study in 1995. We have completed one Phase I trial, six Phase II trials and one Phase III trial.

HEMOLINKTM

           Prior to entering into the strategic alliance with ProMetic in June 2004, our principal focus had been on the development of HEMOLINK, a highly purified human-derived oxygen therapeutic product (historically termed a "blood substitute"). HEMOLINK was prepared through a series of steps involving hemoglobin purification and chemical modification, reducing the risk of viral contamination compared to a unit of donor red blood cells ("RBCs"). Clinical trials of HEMOLINK were halted by us in March 2003. In light of limited resources available to us, and the likely time and expense required to address certain adverse results noted in the course of clinical trials of HEMOLINK, we elected to defer further clinical development of HEMOLINK and focus our resources on the more immediate opportunities presented by the implementation of the Cascade and the commercialization of the resulting plasma-based therapeutic protein products.

CLINICAL OVERVIEW-HEMOLINK

           In March 2003, we elected to halt enrolment of patients in an ongoing Phase II clinical trial in the U.S. on patients undergoing primary C.A.B.G. surgery (HK 213/204) based on an observation by the Data and Safety Monitoring Board (the "DSMB") of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. As a precaution, we also voluntarily suspended enrolment in the Phase II clinical trial involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery.

           We elected to terminate the HLK 213/304 trial early in order to conduct a full safety analysis and initiated a comprehensive process aimed at completely understanding the data in the context of the observations made by the DSMB. Among the elements of this process was the creation of an Independent Safety Review Committee (the "ISRC") to review the safety data from the HLK 213/304 trial in order to assist us in identifying the cause of the imbalances found by the DSMB. The ISRC was comprised of experts in their respective fields of transfusion medicine, cardiology, anesthesiology, cardiac surgery and biostatics. Concurrently with the ISRC review, our Scientific Advisory Board (the "SAB") (prior to its dissolution in February 2004), in conjunction with our internal personnel, undertook its own evaluation of the safety data.

           Both the ISRC and the SAB (and after the dissolution of the SAB, the Clinical and Regulatory Committee) completed their reviews in September 2004 and, based on the findings of these advisory bodies the Company then undertook non-clinical analyses on HEMOLINK that included both in vitro and in vivo studies to determine the mechanism that caused the observed adverse cardiovascular related events in the earlier U.S. clinical trial. Based on the data derived from these non-clinical studies, we believe that certain relatively simple modifications related to eliminating low molecular weight components of HEMOLINK may be effective in reducing the observed adverse cardiovascular related events. However, while these remedial modifications may be relatively simple in nature, additional pre-clinical development and clinical trial activity relation to the reformulation are necessary. At any time, given the limited resources available, we believe that superior shareholder value can be derived by investing in the significant, more immediate opportunities presented by the commercialization of plasma-based therapeutic proteins isolated and produced with the Cascade. As a result, in December 2004, we elected to defer further clinical development of HEMOLINK.

           Our understanding of the next series of development steps for a modified form of HEMOLINK was confirmed in a meeting held with representatives of the FDA in March 2005. This meeting helped to clarify the further pre-clinical development required for HEMOLINK prior to the re-initiation of clinical trials. Based upon a combination of the outcome of this meeting, the nature of the product changes required and the resources and new focus of the Company, we have elected to pursue our development stage product HRC 101 as a more cost effective, late pre-clinical product for development in this sector, subject to available resources. HRC 101 is targeted at high volume blood loss indications as may occur during emergency blood loss situations where the life saving quality of the product may be most effectively demonstrated. Our extensive drug development experience in, and understanding of, the field from the technical, regulatory and clinical perspective was fully captured in the design of this next generation oxygen therapeutic, thereby positioning us to compete effectively in this sector. Further clinical and commercial development will depend on (i) financial resources and (ii) the success of partnering activities. We have significant knowledge in the area of oxygen therapeutics and continue to believe that HEMOLINK and/or HRC 101, may prove to be valuable therapeutics treating anemia.

CLINICAL HIGHLIGHTS

           Clinical activity with respect to HEMOLINK commenced with a Phase I study in 1995. To date, one Phase I trial, six Phase II trials and one Phase III trial have been completed. A summary of recent clinical trial activity is set out below:

          >> In February 1999, we filed IND applications with Canadian, United States and United Kingdom regulatory authorities for Phase III clinical trials for HEMOLINK in patients undergoing cardiac bypass grafting surgery. We were cleared in the United Kingdom in March 1999 and in Canada in April 1999 to commence a Phase III clinical trial for HEMOLINK. This trial was completed in Canada and the United Kingdom and safety and efficacy data was reported in the second quarter of 2000. A U.S. Phase III cardiac bypass grafting trial was started in the fourth quarter of 2000.

          >> In July 2000, based on the successful results of the Phase III clinical trial in Canada and the United Kingdom, we submitted a new drug submission to Health Canada. This application sought approval to market HEMOLINK for use in scheduled surgery, such as cardiac bypass grafting, to avoid or reduce the use of donor red blood cells. On August 25, 2000, Health Canada granted priority review status to the HEMOLINK new drug submission. On April 25, 2001, we announced that Health Canada had completed its first review of its new drug submission. Health Canada provided us with a comprehensive set of questions relating to the new drug submission and we subsequently responded.

          >> Following completion of a Phase III trial, we filed a Marketing Authorization Application with the U.K. Medicines Control Agency in February 2001 in order to obtain final approval to market HEMOLINK in the United Kingdom. Following an initial review of this submission, the U.K. regulatory authorities requested additional information primarily related to supplementing the clinical experience sections with additional studies. This submission remains open and further regulatory agency reviews are awaiting the filing of supplemental clinical trial data.

          >> On August 13, 2001, we received notification from the FDA of changes that it wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. As a result of these discussions with the FDA, we suspended this trial in order to develop and undertake a more comprehensive Phase II trial that would, in turn, more effectively ground the resumption of a Phase III clinical trial protocol for HEMOLINK.

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

          >> In September 2004, both the ISRC and the SAB completed their reviews and, based on the findings of these advisory bodies the Company then undertook non-clinical analyses on HEMOLINK that included both in vitro and in vivo studies to determine the mechanism that caused the observed adverse cardiovascular related events in the earlier U.S. clinical trial. Based on the data derived from these non-clinical studies, we believe that certain relatively simple modifications related to eliminating low molecular weight components of HEMOLINK may be effective in reducing the observed adverse cardiovascular related events. However, while these remedial modifications may be relatively simple in nature, additional pre-clinical development and clinical trial activity related to the reformulation are necessary. At this time, given the limited resources available, we believe that superior shareholder value can be derived by investing in the significant more immediate opportunities presented by the commercialization of plasma-based therapeutic proteins isolated and produced with the Cascade. As a result, in December 2004, we elected to defer further clinical development of HEMOLINK.

          >> In March 2005, we had another meeting with representatives of the FDA in which our understanding of the next series of development steps for a modified form of HEMOLINK was confirmed. This meeting helped to clarify the further pre-clinical development required for HEMOLINK prior to the re-initiation of clinical trials. Based upon a combination of the outcome of this meeting, the nature of the product changes required and the resources and new focus of the Company, we have elected to pursue our development stage product HRC 101 as a more cost effective, late pre-clinical product for development in this sector, subject to available resources. We have significant knowledge in the area of oxygen therapeutics and continue to believe that HEMOLINK and/or HRC 101, may prove to be valuable therapeutics in treating of anemia.

THE CASCADE PROCESS

           The Cascade process is a major technological improvement for the extraction of valuable therapeutic products from plasma since the Cohn cold ethanol fractionation process was developed for the manufacture of albumin in the 1940's. This Cascade process is based on affinity chromatography and significantly increases protein yields, which allows for substantial increases in revenue and profitability per liter of plasma as compared to the established Cohn cold ethanol fractionation process currently in use. The Cascade process involves taking plasma and passing it through a series of affinity chromatography columns that are filled with resins that are each highly specific and selective for different plasma protein. The proteins of interest are captured on each of the different resins while the unbound plasma components flow through the column and form the feed to the next affinity column. This process allows the individual proteins of interest to be washed off the affinity columns for subsequent viral inactivation and down stream processing and finishing. Essentially, the Cascade process replaces the backbone of the Cohn cold ethanol fractionation process.

                  Cascade Technology

                                [GRAPHIC OMITTED]


           The enabling technology behind the Cascade provides the ability to custom tailor chromatography resins to isolate specifically targeted proteins/biomolecules from complex solutions. Through Mimetic LigandTM screening techniques, ProMetic had developed methods to create affinity chromatography resins. The development of a new resin begins with a detailed review and modeling of possible binding sites on a target molecule. Based on the binding site characteristics, ligands are modeled, and compared with existing proprietary libraries of ligands of ProMetic, or new libraries based on the model are synthesized. The libraries are screened to determine the ability to capture the protein of interest. This approach is an interactive one, whereby the ligands are systematically refined until the desired binding properties are obtained. Once identified, the refined ligand can be permanently attached to a resin bead that can potentially be reused in the manufacturing process many times. Each bead has a surface area that provides for high binding capacity and helps reduce resin cost and column size. Some of the technology advantages of the Cascade process include:

          >> Selective binding and elution of target proteins thereby reducing the number of purification steps;

          >>   Increased yields;

          >>   Decreased processing times; and

          >>   Reduced overall processing costs.

           The Cascade process was developed under an existing strategic alliance between ProMetic and the American Red Cross that was formed in February 2002 to co-develop and license to third parties proprietary technology for protein purification to recover valuable therapeutic proteins from human blood plasma. The Cascade process integrates novel technologies in a sequence, which is expected to significantly improve both the yield and range of valuable proteins capable of being isolated from human plasma. The commercial drivers underlying our use of this technology are (i) the Cascade's ability to potentially narrow the increasing gap between the growing demand for these products and the supply limitations resulting form traditional fractionation methods; and (ii) the opportunity the technology provides to identify and recover novel therapeutic proteins which may have significant commercial potential and which are not recoverable using conventional plasma fractionation method.

TARGET PRODUCTS

           The Cascade's flexible design allows the same equipment to be used to isolate almost any plasma-protein that can be identified. The initial focus and manufacturing efforts will be on the following three proteins: Intravenous Immunoglobulins ("IVIG"), Alpha1-Proteinase Inhibitor ("A1PI") and von Willebrand Factor/Factor VIII ("vWF/FVIII"). IVIG is a product with licensed indications for patients failing to produce the natural antibodies intended to ward off infections and is also used to treat immune thrombocytopenic purpura, primary infectious disease, cancer therapy, organ transplant, autoimmune diseases and pediatric AIDS, with potential uses for the treatment of multiple sclerosis and rheumatoid arthritis and alzheimers. A1PI is a product approved for use to arrest the progression of A1PI deficiency which results in a form of hereditary emphysema and which has recently been found to be among the most common serious single locus genetic diseases in the world and one that is generally unrecognized or misdiagnosed. In addition, A1PI therapy is being investigated for such diseases as cystic fibrosis, AIDS, chronic lung disease in preterm infants and atopic dermatitis and psoriasis. Lastly, vWF/FVIII may be used in the treatment of hemophilia A and Von Willebrand Factor deficiency, as well as in the treatment of patients developing inhibitors to standard Factor VIII therapy. The Company believes that the demand for each of these products is growing worldwide. Even in the absence of an expansion of demand for these target products, yield improvements for the therapeutic protein products derived from the Cascade process may provide a competitive cost advantage over products produced from the Cohn cold ethanol fractionation process currently in use.

           In addition to full-scale commercial production in North America, Hemosol believes there may be an opportunity to secure modest interim and supplementary revenues by supplying clinical trial material to future Cascade licensees worldwide. Access to clinical material by subsequent licensees of the Cascade will be key to accelerating the approval processes for these products with the applicable regulatory bodies.

           In addition to potentially providing Hemosol with the opportunity to participate in the existing and growing market for therapeutic proteins with products that have demonstrated strong demand, Hemosol believes that the strategic alliance with ProMetic will also enhance Hemosol's ongoing development of oxygen therapeutics, and other products in Hemosol's drug development pipeline.

         Market Drivers For the Production of IVIG, A1PI1 and vWF/FVIII

           The annual worldwide market for therapeutic plasma proteins was approximately U.S.$5.6 billion in 2002 and this market is expected to increase to over U.S.$6 billion in 2005. Hemosol is the first licensee of the Cascade technology and, subject to the Company reaching an agreement with ProMetic on certain performance thresholds (see "Recent Developments - Strategic Alliance with ProMetic"), will be its exclusive user to manufacture plasma products for sale into the North American market, which is the largest single market for plasma derived proteins. The North America territory which includes Canada, USA and Mexico has a combined market value for plasma protein products in excess of $2 billion.

           Hemosol intends to pursue regulatory approval for IVIG, vWF/FVIII and A1PI. There is a recognized and growing demand for each of these products world-wide.

                  IVIG

           The market for IVIG has been steadily increasing since the protein first received market approval in the mid 1980s. Sales in the United States alone have recently exceeded U.S. $1 billion and demand is expected to continue to increase with an annual growth rate nearing 5%. Traditional processes for the manufacture of IVIG recover on average less than 50% of the available protein. The balance is either unrecoverable due to the inefficiency of the process or is denatured (destroyed) by the alcohol required as part of the process. The Cascade is expected, at a minimum, to increase the average recovery of IVIG from plasma in the range of 40-60% and will therefore provide an important, cost-effective means of satisfying the growing market demand. Upon successful implementation of the Cascade process, Hemosol is expected to produce a premium liquid IVIG product. Similar products currently for sale command a $50 per gram market price.

                  A1PI

           The production and sale of A1PI represents a rapidly growing market opportunity. In recent years this market for A1PI experienced sales growth of over 17% and a price increase of 60%. The market value in 2003 exceeded U.S. $134 million and is expected to continue to grow approximately 10% annually. The ability to meet this demand is severely restricted by the fact that alcohol fractionation methods do not allow for efficient recovery of this valuable protein. It is currently estimated that only 3% of all patients with this deficiency have received treatment, and this trend is expected to continue. The yield of this product using current technology is low and the Company believes that the Cascade can increase yields by 300-500%.

             von Willebrand Factor/Factor VIII Complex ("vWF:FVIII")

           In 2003, sales of Factor VIII (recombinant and plasma-derived), including von Willebrand Factor, exceeded $1 billion world-wide, as revenues grew 15% from 2002, primarily due to price increase. The overall market for plasma derived Factor VIII has been stable over the past few years despite the introduction of recombinant Factor VIII which was expected to erode the market for plasma derived FVIII. While recombinant proteins have rapidly penetrated the major markets, the price is still high. The total plasma derived Factor VIII market is expected to grow annually by approximately 3%.

           The implementation of the Cascade process is expected to increase the recovery of vWF:FVIII from plasma by as much as 50-100% resulting in a product that is less expensive to produce. Currently, plasma-derived products are priced between U.S.$0.30 to $0.70 per intravenous unit ("IU"). Within this market segment, between 20-30% of new hemophilia patients form antibodies to the recombinant FVIII products which for many is a very serious medical threat due to uncontrollable bleeding. The treatment of these "inhibitor patients" is difficult because each patient reacts differently to the various treatments and products, and a variety of therapeutic approaches are often necessary in order to achieve success and control a severe bleed.

           In recent years, "Immune Tolerance Induction", or "IT", has become an increasingly popular treatment of patients with a high level of inhibitors. This treatment regimen involves infusing a patient with Factor VIII at a high dose (up to 100 IUs /Kg body weight /day) in order to "familiarize" his immune system with the existence of Factor VIII until the patient no longer produces antibodies against these coagulation factors. The protocol involves regular infusions of a clotting factor for a period that can range from six weeks to twelve months. This treatment plan is very costly and can easily exceed $1 million per patient. For many patients this creates a significant financial challenge, as lifetime caps within private insurance policies or social benefits programs are not sufficient to cover such expenses. If Hemosol is able to use the Cascade to increase the recovery of vWF:FVIII to produce a lower-cost product, this could be a strong motivator for patients to switch to the Hemosol product to extend the time before reaching the lifetime caps on benefits.

           An additional benefit of the Hemosol-produced vWF:FVIII is that vWF coupled with Factor VIII forms a complex that protects the Factor VIII from the immune response and thus helps to circumvent the inhibitor issue and allows for treatment to proceed using much lower doses.

         Clinical Development

           The critical objectives of any clinical development program is to collect safety and efficacy data required as the burden of proof to secure marketing approvals from country specific regulatory authorities. This safety and efficacy data collection cycle begins with non-human in vivo and in vitro pre-clinical studies. Once this foundation work is completed, human exposure data begins with study designs that include actual patient treatments. During the conduct of these human patient clinical trials, safety and efficacy data are collected which form the basis for regulatory approval dossiers.

           For most novel therapeutic products that are subject to clinical investigations, there is a three phase clinical trial pathway defined by accepted historical practice and regulatory requirements. These phases generally are a Phase I segment for gaining basic safety and pharmacokinetics ("PK") data in normal volunteers. A Phase II safety study includes actual patient treatments but in limited doses to show early efficacy but with a focus on safety. This step is followed by a pivotal Phase III study that is designed to demonstrate in a larger patient population a broad range of product efficacy and safety.

           The advantage of working in therapeutic areas where there already exist several approved products is that a reasonably well defined pathway for securing approval has been established. The basic measures of safety and efficacy as well as the patient populations required, have been generally well defined in such therapeutic areas. Within many of the major markets, formal regulatory guidance documents are available and provide reasonable assurance that the studies will lead to prompt and successful approvals. In addition to these regulatory guidance documents, there are also well seasoned clinicians and clinical research organizations that are able to define and execute the finer details required for the clinical investigations and which can facilitate and expedite the conduct of required clinical trials. For Hemosol, the important program steps in clinical development are to internalize the historical clinical trial designs and then execute them with precision utilizing expert guidance and assistance from knowledgeable and experienced consulting groups. Due to the wealth of clinical safety and efficacy knowledge associated with the three lead therapeutic proteins, a step-by-step progression through the classic Phase I to III studies is likely not required based on the published regulatory guidance documents and experience from other companies.

BIO-MANUFACTURING

           We are actively pursuing opportunities to generate revenues and reduce our cash burn over the short to mid-term by using our Meadowpine facility to provide bio-manufacturing services. We believe that there is considerable demand for the services that we can offer by combining our Meadowpine facility with the considerable experience our employees can provide with respect to the manufacture of blood-related products.

                  Organon Supply Agreement

           On September 28, 2004, we announced that we had entered into a manufacturing and supply agreement (the "Supply Agreement") with Organon Canada Ltd. ("Organon"). Organon's parent company is one of the three pharmaceutical business units of Akzo Nobel, a leading global company in health care products, coatings and chemicals based in the Netherlands. Under the terms of the Supply Agreement, we will manufacture and sell to Organon human pharmaceutical products, including licensed "Hepalean(R)" products ("Hepalean Products"). We will be the exclusive manufacturer of the Hepalean Products in Canada and will only sell Hepalean Products to Organon and its affiliates. Hepalean Products are derived from heparin sodium, an agent used in the treatment of thrombophlebitis, phlebothrombosis and cerebral, coronary and retinal vessel thrombosis to prevent extension of clots and thromboembolic phenomena. Heparin is also used to prevent the occurrence of thromboembolism and to prevent clotting during dialysis and other surgical procedures, particularly vascular surgery.

           The Supply Agreement has an initial term of three years and production of the Hepalean Products began in June 2005. Our vial filling line for the production of Hepalean Products will complement the existing capability of aseptic filling into IV transfusion bags and will support other business opportunities, including the implementation of the strategic alliance with ProMetic. On June 7, 2005, we received a `Compliance' rating from Health Canada following the completion by the regulatory agency of a licence inspection of our Meadowpine facility. We expect that this Compliance rating will be followed in short order by Health Canada's issuance of an "Establishment License" for the Meadowpine facility, after receipt of which we can commence the production and delivery of products under the Supply Agreement. Revenues from the Supply Agreement are expected to commence in the third quarter of 2005 and modestly contribute to revenue in 2005 and 2006.

DRUG DEVELOPMENT

           We have a diverse and promising pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of our scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin, a protein, was stabilized and polymerized using o-raffinose, a cross-linker. Current products in development include next generation oxygen therapeutic ("HRC 101") targeted to high volume blood loss indications prepared by conjugation of hemoglobin to hydroxyethyl starch, as well as conjugates of therapeutic drugs as the basis of a drug delivery program to treat certain infectious and inflammatory diseases and cancer. The Company is also developing a novel therapeutic to treat chronic anemia based upon the discovery of a new stem cell receptor by Hemosol scientists. The Company is reviewing the strategic value of this portfolio on an ongoing basis in order to ensure that it is positioned to drive maximum value creation and is actively seeking strategic partnerships to advance the products through the later stages of development towards commercialization.

           We have broad patent protection for these technologies, including U.S. patents, related international patents, and patent applications. Where appropriate, we have filed patent applications in Canada, the United States and Europe for these technologies. We have also acquired key patents to broaden our intellectual property protection in hemoglobin-based drug delivery.

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

           In pre-clinical studies of viral hepatitis, a hemoglobin-anti-viral drug conjugate (HRC 203) showed an improved therapeutic index relative to the free drug, providing efficacy at a reduced dose compared to administering the free drug. These results support proof-of concept for the drug delivery technology and suggest that this platform can be used to improve the therapeutic index of established drugs. Current development of HRC 203 is focused on pre-clinical studies in additional models of hepatitis C infection and on establishing the safety and efficacy of HRC 203.

           HRC 204 is a conjugate of hemoglobin and an anti-cancer agent for the treatment of primary liver cancer. HRC 204 has been synthesized and characterized, and additional conjugates of several approved anti-cancer agents are in development. Based on the known biodistribution of hemoglobin and recent imaging data, HRC 204 conjugates are expected to improve the therapeutic index and safety of anti-cancer agents by restricting these toxic agents to the target tissue and maintaining effective concentrations for longer periods than achievable with conventional therapies. Current activities are focused on pre-clinical evaluation in a model of liver cancer.

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

CELL THERAPY

           Drug development cell expansion is directed to investigate specific factors controlling blood cell formation and expansion. Work on growing blood forming stem cells has led to the development of technology to expand human gamma delta (aa) T cells (HRC 302), a rare T cell with broad potential in the treatment of cancer and infectious diseases. Our scientists have succeeded in expanding highly purified populations of aa T cells from small samples of peripheral blood, permitting the reinfusion of large numbers of the therapeutic cells back into patients. We have received regulatory approval from Health Canada to conduct a Phase I clinical trial in Canada using autologous, ex vivo expanded aa T cells in patients with chronic myelogenous leukemia. As significant time has passed since regulatory approval was received, a resubmission and receipt of re-approval for a Phase I clinical trial may be required. We hope that this form of T cell therapy will help in eradicating residual disease in patients undergoing autologous bone marrow transplantation who are intolerant of, or refractory to, other forms of therapy. If effective, the aa T cell therapy should have application in many other forms of cancer, and in the treatment of certain types of infection.

           Our scientists have recently discovered that human blood-forming stem cells express CD163, a hemoglobin receptor, previously described only on macrophages. Further investigation has shown that stimulation of CD163 on stem cells via hemoglobin and other non-natural ligands leads to increased growth of red blood cell precursors in vitro, suggesting the potential of a novel therapeutic for the treatment of anemia. Current activity is focused on developing a therapeutic protein-based drug initially targeted to the treatment of chemotherapy-induced anemia in patients non-responsive to Epo, a potentially large market with an unmet medical need.

MARKET

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

COMPETING PRODUCTS

         Therapeutic Proteins

           The Cascade process is a novel plasma separation technology that is designed to recover specific proteins from human plasma. Current technology for the recovery of these proteins is relatively inefficient resulting in lower yields than can be achieved with the Cascade. As a result, we intend to produce these proteins more efficiently and at lower cost than other suppliers using traditional plasma separation technologies. Additionally, the Cascade has the potential to recover proteins that are not recoverable in commercial quantities using conventional technology, providing additional competitive advantages to us.

RAW MATERIALS

         Therapeutic Proteins

           The commercial activity contemplated under the strategic alliance with ProMetic calls for the discovery, development and manufacture of therapeutic and non-therapeutic products derived from human blood plasma. Plasma is one of several key products that are supplied through the donation of blood at blood collection centers. Following collection, plasma can be purchased in bulk quantities from a variety of suppliers on a global basis. As such, we expect to be able to purchase sufficient quantities of human plasma to support the commercialization of the products we seek to produce with the Cascade.

           As part of the strategic alliance with ProMetic, the Company had also executed an agreement in principal with the American Red Cross describing the primary commercial goals of a potential supply and purchase arrangement, pursuant to which the American Red Cross would (i) supply raw plasma to Hemosol; and (ii) purchase select therapeutic proteins from Hemosol that had been isolated using the Cascade. Following the recent strategic decision by the American Red Cross to discontinue the distribution of therapeutic plasma products, the Company will not be able to enter into a supply and purchase agreement with the American Red Cross as initially contemplated. The American Red Cross continues to operate blood collection facilities and supply raw plasma on a wholesale basis and, provided that a commercially competitive supply arrangement can be negotiated, the American Red Cross may be one of several plasma suppliers to the Company. The American Red Cross continues to support the ongoing development and technical transfer of the Cascade technology to us.

INTELLECTUAL PROPERTY

           Patents, trademarks, trade secrets, technology, know-how and other proprietary rights are important to our business. We actively seek patent protection in the United States, Canada and abroad and closely monitor patent activities related to our business areas. We have an exclusive license to three issued U.S. patents and own four additional U.S. patents covering the hemoglobin purification and cross-linking technologies used in the manufacturing of our hemoglobin-based oxygen carrier HEMOLINK. We have issued patents and patent applications covering 16 patent families pertaining to potential new products that are based on technologies covering hemoglobin-based oxygen carriers, hemoglobin-based drug delivery and cell expansion. All of our current employees have entered into confidentiality and intellectual property assignment agreements.

           We constantly monitor relevant patents applied for or issued to our competitors. Upon locating a third party's patent or patent application that appears to pose a threat to our operations or proposed operations, we take steps to evaluate the significance of the threat, including in certain circumstances, obtaining outside counsel's opinions. In several instances, we have established an effective mechanism of cooperation with international legal counsel to monitor and evaluate European patents and patent applications. We will prepare and prosecute European patent oppositions as and when we believe they are warranted.

           Since 2002, we have been an active participant in four European patent oppositions. In all cases, the issues surrounding the opposition have been resolved to our satisfaction. Currently, we are not engaged in any further European opposition proceedings.

           In addition, we have trademark applications or registration for HEMOLINK in Canada, the United States and other countries. We are pursuing and/or have obtained trademark registration in Canada, the United States and selected countries for HEMOSOL, our H logo and other trademarks related to the HEMOLINK product.

LICENSED TECHNOLOGY

         CASCADE

           Under a License Agreement dated June 1, 2004 between Hemosol LP and ProMetic, ProMetic has granted to Hemosol LP the exclusive right to use and implement all patents, know how and other intellectual property related to the Cascade. In consideration for entering into the License Agreement, the Company issued to ProMetic 250,000 Common Shares and paid to ProMetic $1.5 million in June 2004. There is also a staged license fee of $14 million in exchange for the license rights to the Cascade. Discrete payments of the Milestone Payments will be due and payable to ProMetic upon the achievement of four Milestones at approximately equal intervals over the next three years. (The first Milestone Payment of $4 million was settled in April 2005 through a cash payment of $1.07 million and the issuance to ProMetic of 872,093 Common Shares, reducing the total payments under all remaining Milestone Payments to $10 million.) The Milestones are as follows:


                         Milestone                                                 License Fee
                         ---------                                                 -----------

Process definition of the Cascade at pilot-scale (30-liter   $4 million (settled through a cash payment of $1.07
plasma batch size and targeted yields to be defined as       million and the issuance of 872,093 Common Shares)*
part of the license)

First IND for clinical trial supply by Hemosol for           $2,500,000
investigational product

Production of conformance lots for first commercial          $2,500,000
product in Hemosol facility

Licensure of first product                                   $5,000,000

* This Milestone Payment and Common Share issuance was made. See "Recent
Developments - Issuance of Common Shares to ProMetic".

           The Company will require further capital to allow it to make the remaining Milestone Payments. In addition to the license fee, Hemosol will pay ProMetic royalty fees of 8% of net sales to resellers of products isolated using the Cascade or a royalty of 5% of net sales to end users of products isolated using the Cascade, both on a worldwide basis.

           Pursuant to the License Agreement, ProMetic is the exclusive supplier of affinity absorbents, or ligands, referred to herein as "resins", which are necessary for the isolation and purification of proteins from plasma using the Cascade, and ProMetic has agreed to supply such resins on commercially reasonable terms and in quantities sufficient to meet all requirements.

           The rights licensed by Hemosol to use the Cascade are granted by ProMetic for a term expiring on the later of 45 years from the date of the License Agreement and the expiry of the last of the patents necessary in order to use the Cascade. The License Agreement may be terminated by ProMetic on the occurrence of certain events, including the following: (i) a regulatory or a court order is issued against the Company which prevents it from performing its obligations under the License Agreement, or a third party encumbrancer takes possession of all or a substantial part of the Company's properties and assets;
(ii) an order to cease trading or prohibiting or restricting the distribution of Hemosol's securities is made by any securities regulatory authority, provided, however, that the delisting of its Common Shares from NASDAQ does not constitute a ground for termination of the License Agreement; (iii) the Company is unable to comply with its obligations under the License Agreement due to an event of force majeure; (iv) the Company does not comply with its obligation to scale the process to achieve not less than 500,000 liters of plasma per year after commercial production is commenced; (v) the Company is involved in insolvency or bankruptcy proceedings; and (vi) there is a breach by Hemosol LP of a material term of the License Agreement.

     DEPARTMENT OF NATIONAL DEFENCE ("DND")

           Under an amended and restated license agreement dated as of March 1, 1999 between us and the DND, we license an invention which enables the preparation of a hemoglobin-based oxygen carrier using a process of pasteurization of a hemoglobin solution in the carbonmonoxylated form (i.e., reacted with carbon monoxide) and cross-linking hemoglobin using oxidized oligosaccharides, including oxidized raffinose (o-raffinose). This license is exclusive to us and gives us exclusive rights to use the technologies in 25 countries. We believe that this license is presently in good standing. All patents in this series are now issued.

           In October 2000, we purchased from Baxter Biotech S.a.r.l., a subsidiary of Baxter Healthcare Corporation, certain intellectual property related to drug delivery technology. Pursuant to the purchase agreement, we made certain cash payments to Baxter over a three-year period and must pay Baxter a 4% royalty on sales of products incorporating the intellectual property purchased pursuant to the agreement.

PROPRIETARY TECHNOLOGY

           We filed a patent application entitled "Selective Crosslinking of Hemoglobin by Oxidized Ring-Opened Saccharides", initially in the United States in March 1993. Subsequently, we extended this application to cover Canada, Europe, Mexico, Australia, New Zealand, South Korea, Japan and China. The patent was issued in all countries where the application was filed. These patents cover methods to increase cross-linking specificity with oxidized di- and tri-saccharides, including o-raffinose. In addition, we are pursuing protection of various innovations to the manufacturing process and other inventions related to its core activities.

           In June 1998, a U.S. patent was issued providing protection for the HEMOLINK product itself, a chemically modified, cross-linked hemoglobin composition that is useful as an oxygen carrier in the treatment of anemia and in transfusion applications. This patent describes chemically-linked hemoglobin molecules having molecular weights between 64,000 and 600,000 daltons, while avoiding very large molecules.

           We have filed patent applications for our displacement chromatography process in the United States, Europe, Mexico, Australia, South Korea, South Africa, Israel, China, Japan, Korea, Czech Republic, Hungary, Poland, Russian Federation, Slovakia and Ukraine. We filed a continuation in-part application in the United States to cover later developments in the technology. The patent was issued in all these countries except Japan, where it is still pending. Two U.S. patents have also been issued. The "Displacement Chromatography Process" patents cover the process by which we obtain extensively purified hemoglobin prior to cross-linking and other potential applications for the technology.

           We constantly monitor relevant patents applied for or issued to our competitors. Upon locating a patent or patent application of a third party which appears to us to pose a threat to our operations or proposed operations, we take steps to evaluate the significance of the threat, including in certain cases, obtaining outside counsel's opinions. In several instances, we have entered and prosecuted formal opposition to the grant of European patents to potential competitors, in some instances in concert with other companies in the industry. In 2002, we were an active opponent to four European patents. In all cases the issues surrounding the opposition has been resolved to our satisfaction. Currently, we are not engaged in any further European opposition proceedings.

HUMAN RESOURCES

           We have been successful in recruiting a cadre of experienced research, development, manufacturing, quality assurance, quality control, clinical administrative and regulatory personnel needed to advance through clinical studies. As of December 31, 2002, we employed approximately 150 employees and utilized the services of several consultants.

           In April 2003, we took proactive steps to manage our cash burn-rate and scale back all spending not related to the analysis of the Phase II clinical trials data, by giving eight weeks' working notice to substantially all of our employees, as a result of which our full-time staff was reduced to approximately 40 employees at the end of the notice period. To preserve the greatest strategic flexibility in the circumstances, retention packages were provided to a core group of senior personnel. The cash cost of these severances and the retention program was approximately $1.8 million. As a result of our cost savings initiatives, our average monthly cash burn-rate was reduced to approximately $1.2 million. In the event that we resume our clinical trial program, we expect to maintain and recruit the staff required for such purposes.

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

           As of December 31, 2004, we had 58 employees. Of our 58 employees, 12 were employed in scientific affairs, 4 were employed in clinical, medical and regulatory affairs, 32 were employed in production and 10 were employed in administration. We currently have 72 full time employees and also utilize the services of several consultants.

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

CREDIT FACILITY

           On October 25, 2002, the Bank agreed to provide a $20 million term loan to us. Our obligations in connection with the Loan are secured pursuant to a general security agreement and a charge/mortgage, which provide for a fixed and floating first charge in favor of the Bank over all of Hemosol's real and personal property assets. Borrowings under the Loan bear interest at a rate of prime plus 1% per annum with interest calculated on a daily basis and payable monthly.

           The Loan, which was fully drawn in 2003, was initially set to mature on May 25, 2004, but was extendible for up to an additional twelve-month period. On October 22, 2002, we entered into a memorandum of understanding with MDS pursuant to which MDS agreed to guarantee the Loan. Under the MDS guarantee, the Bank agreed to request payment from MDS prior to exercising its remedies under the security granted by us and MDS would be subrogated to and take an assignment of the rights and remedies of the Bank under the Loan and the security granted by us in connection with the Loan.

                  Tranche A Warrants

           As consideration for providing the MDS guarantee, we issued 1,500,000 warrants (the "Tranche A Warrants") to MDS. Each Tranche A Warrant entitled MDS to subscribe for and purchase one Common Share at a price of $4.00. Pursuant to the Arrangement, the Tranche A Warrants were amended such that the aggregate number of Common Shares to which MDS was entitled was reduced by 125,000 and the exercise price of the Tranche A Warrants was reduced by $0.16 to $3.84. All of the 1,375,000 Tranche A Warrants are fully vested.

                  Tranche B Warrants

           Under the memorandum of understanding, MDS was entitled to be issued an additional one million warrants (the "Tranche B Warrants") to subscribe for and purchase up to one million Hemosol Corp. Common Shares at a price of $4.00 per Common Share upon an extension of the Loan for up to twelve additional months (to a maximum of 30 months in the aggregate). Pursuant to the Arrangement, the memorandum of understanding was terminated and Hemosol and MDS entered into another memorandum of understanding pursuant to which the one million Tranche B Warrants to which MDS was entitled were reduced to 500,000 Tranche B Warrants and the exercise price of such warrants was reduced by $0.16 to $3.84. On August 18, 2004, the Company issued to MDS 500,000 Tranche B Warrants to purchase up to 500,000 Common Shares at an exercise price of $3.84 per Common Share, as a result of which the term of the Loan was extended to May 25, 2005 and the term of the MDS guarantee was extended to June 20, 2005. All of the 500,000 Tranche B Warrants are fully vested.

         Amended and Restated Commitment Letter

           On March 30, 2005, the Company and the Bank amended and restated the commitment letter (the "Amended and Restated Commitment Letter") pursuant to which the Bank extended the term of the Loan from May 25, 2005 to May 25, 2007, conditioned upon the extension of the MDS guarantee to June 20, 2007. Hemosol's obligations under the Amended and Restated Commitment Letter are secured pursuant to the general security agreement and a charge/mortgage, which provide for a fixed and floating first charge in favor of the Bank over all of Hemosol's real and personal property assets. Other than the extension of the term of the Loan, the terms of the Amended and Restated Commitment Letter are substantially the same as the terms of the original commitment letter. Borrowings under the Amended and Restated Commitment Letter bear interest at a rate of prime plus 1% per annum with interest calculated on a daily basis and payable monthly. A fee of $100,000 was paid to the Bank in consideration of the extension of the Loan.

           In addition, pursuant to the Amended and Restated Commitment Letter, the Bank extended to Hemosol a bulge facility of up to $1 million for a term ending on the earlier of the closing date of the private placement transactions and April 15, 2005. $500,000 of the bulge facility was drawn down by Hemosol on April 4, 2005 and was repaid on April 8, 2005 out of the proceeds from the private placement transactions.

           The Amended and Restated Commitment Letter was further amended on April 8, 2005 to, among other things, amend the Loan to provide that the prior consent of the Bank is required for any sale, transfer, license, pledge or other disposition by the Company or Hemosol LP of any intellectual property rights necessary for the business of Hemosol as presently conducted or proposed to be conducted.

                  Intercreditor Agreement

           As part of the 2005 financing transactions, the Bank, Laurus, MDS, Hemosol LP and the Company entered into an intercreditor agreement (the "Intercreditor Agreement") that governs the relative rights and priorities of the security of the Bank, Laurus and MDS in Hemosol's assets and the indebtedness secured thereby. Under the Intercreditor Agreement, Hemosol has agreed not to make any payments to Laurus under the Laurus Note other than (i) regularly scheduled payments of interest, (ii) regularly scheduled payments of principal, and (iii) any required redemption upon a change of control, but only to the extent that the Bank and MDS have provided their written consent to such change of control.

                  Issuance of MDS warrant

           On March 30, 2005, Hemosol entered into the MOU with MDS pursuant to which MDS agreed to extend the term of the Guarantee from June 20, 2005 to June 20, 2007 in consideration for the issuance of the MDS warrant, the entering into of the registration and sale participation rights agreement and the granting of the additional covenants. In the MOU, MDS also agreed to guarantee the bulge facility for a term ending on the earlier of the closing date of the private placement transactions and April 15, 2005.

           Further to the MOU, MDS entered into an amended and restated guarantee dated March 31, 2005, which was further amended on April 8, 2005 to provide (i) for the Guarantee Extension; and (ii) that the Bank will not consent to any merger, acquisition or amalgamation involving Hemosol, or to any change of control or change in Hemosol's line of business, without MDS' prior written consent.

           In connection with the MOU, on April 8, 2005 Hemosol entered into a subscription agreement with MDS governing the issuance by Hemosol to MDS of a warrant to purchase 687,500 Common Shares. The MDS warrant, which was issued to MDS on April 8, 2005, has an exercise price of $3.36 per Common Share (subject to adjustments in accordance with its terms) and a term of five years from the date of issue. One half of the MDS warrant vested immediately upon issuance thereof and the remaining one half will vest in portions on the 20th day of each calendar month, commencing on June 20, 2005 and ending on May 20, 2007 or such earlier date as the Guarantee is terminated.

           As a result, MDS currently holds warrants to purchase an aggregate of 2,562,500 Common Shares. If all such warrants were exercised by MDS, MDS would hold 4,199,974 Common Shares, representing 23.7% of the Common Shares issued and outstanding as of May 16, 2005.

           Under the MDS subscription agreement, Hemosol has made certain covenants in favor of MDS as follows:

          o following the time that the net proceeds of any financing or financings completed by Hemosol or any of its subsidiaries exceed U.S.$35 million cumulatively in the aggregate, to use 50% of every dollar of net proceeds in excess of such net proceeds of U.S.$35 million to reduce the amount outstanding under the Loan;

          o not to sell, transfer or dispose of any assets, business or operations unless all proceeds from such sale, transfer or disposition are used to reduce the amount outstanding under the Loan; and

          o other covenants with respect to reporting obligations, access to Hemosol's facilities, maintaining insurance policies, intellectual property, maintaining its properties and compliance with laws.

           Pursuant to the MDS MOU, on April 8, 2005, Hemosol and MDS also entered into the registration and sale participation rights agreement. The registration and sale participation rights agreement provides that if Hemosol raises net proceeds from any financing through the issuance of securities in excess of U.S.$35 million cumulatively in the aggregate:

          o in the event of a public offering through the filing of a prospectus, Hemosol will grant to MDS the right to qualify the Common Shares and/or warrants of Hemosol held by MDS ("MDS Held Securities") under the same offering document; and

          o in the event of a private placement of securities of Hemosol, MDS will have the right to sell in such private placement such number of MDS Held Securities specified by MDS;

provided that in each case the aggregate price of the MDS Held Securities required to be qualified for sale or to be sold by MDS, as applicable, will not exceed 20% of the aggregate price of the securities being offered under such prospectus offering or private placement. However, in the event that the managing underwriter or lead agent selected for any such prospectus offering or private placement determines in good faith that marketing factors require a limitation on the number of the securities to be qualified or issued, Hemosol may exclude from the offering document or private placement, as applicable, the number of MDS Held Securities which, when combined with the number of Hemosol securities, would exceed such limitation.

         Amendment to General Security Agreement

           As required under the MDS subscription agreement, effective as of May 4, 2005, the Company and the Bank amended the general security agreement to, among other things, provide that the Company shall maintain the issued or pending patents that are integral to its business, and shall not dispose of any of the intellectual property rights that are necessary for its business without the prior written consent of the Bank.

REGULATORY MATTERS

         Biological Products

           The overall regulatory process to obtain FDA approval of new biological products is well defined. The process for novel products starts with a Pre-IND meeting to review basic developmental plans and secure FDA agreement to pre-clinical study requirements and usually a Phase I human clinical trial. Once these initial steps are completed, there is an End of Phase I meeting that keeps FDA informed of the Phase II work to be completed. This is followed by an End of Phase II meeting which allows progression to Phase III studies. Finally, there is an End of Phase III meeting to organize the BLA to facilitate final approvals.

           In line with the more abbreviated clinical trial work defined for the first three therapeutic proteins to be developed under the Cascade, it is expected that the regulatory process outline will be followed, but in a modified manner. The first key modification will be at the Pre-IND meeting stage. For the therapeutic proteins, the Pre-IND meeting will cover any pre-clinical study requirements and will then address the full first segment of planned clinical studies. Where discrete Phase I through Phase III studies are not required then there will be fewer segmented FDA meetings.

           For the BLA process, Hemosol will endeavor to take advantage of an accepted process with FDA which allows sponsors to submit the required major BLA segments throughout the clinical development process. This is generally known as the "rolling BLA" process and allows FDA to review and comment on the BLA over a longer non-critical path timeline. At the end of the clinical data collection phase of work, the final BLA review would focus on the clinical safety and efficacy data and final product labelling. This process allows for a shorter review cycle once final clinical trial data are submitted.

           Based on the above and the timely development of processes and scale-up related to the Cascade, Hemosol expects to begin generating revenues from Cascade in 2008 to 2009 depending on the time required to obtain the requisite approvals.

                  Therapeutic Proteins

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

           The manufacture, marketing and sale of approved products are also subject to ongoing government regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice Regulations and other requirements. Health regulators could withdraw a previously approved product from the market upon receipt of newly discovered information or require the license holder to conduct additional, and potentially expensive, studies in areas outside approved indications. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of approved products as well.

           See "--Clinical Highlights" above for additional information regarding our clinical trials.

C.   ORGANIZATIONAL STRUCTURE

           As of December 31, 2004, we had no subsidiary whose total assets constituted more than 10% of our consolidated assets or subsidiaries whose assets, in the aggregate, constituted more than 20% of our consolidated assets, other than Hemosol LP. The Hemosol blood products business is currently owned and operated by Hemosol LP, an Ontario limited partnership. We control Hemosol LP as its general partner and own approximately 93% of the partnership interests in Hemosol LP. LPBP is a limited partner in Hemosol LP and owns approximately 7% of the partnership interests in Hemosol LP. We control Hemosol LP as the general partner and LPBP is a limited partner.

D.   PROPERTY, PLANTS AND EQUIPMENT

           Our Meadowpine facility located in Mississauga, Ontario is our corporate headquarters and manufacturing facility. It comprises approximately 130,000 square feet and houses all of our principal operations.

           The construction and commissioning of the manufacturing portion of our Meadowpine facility was completed in the first quarter of 2003. The Meadowpine facility was designed for the processing of blood into aseptically filled products. The original intent was for the production of HEMOLINK. However, the flexible design of the facility's infrastructure, specialized equipment, skilled and experienced personnel are all applicable to the implementation of the Cascade as well as the provision of biopharmaceutical manufacturing services on a contract basis.

           During the last three fiscal years, we have invested $78.4 million in capital expenditures of which $74.7 million was related to the Meadowpine facility and $3.7 million was related to production equipment, information technology and various lab equipment expenditures. Our capital expenditures for constructing the Meadowpine facility amounted to approximately $28.9 million, $1.7 million and $0.75 million for the fiscal years ended 2002, 2003 and 2004, respectively. Our capital expenditures for equipment used in its research and development and pilot manufacturing facility amounted to approximately $1.5 million, $0.2 million and $0.25 million for the fiscal years ended December 31, 2002, 2003 and 2004, respectively. During 2003, we wrote off costs of $4.7 million for impaired equipment related to the commercial production of HEMOLINK, bringing total capital assets net of depreciation to $83.1 million at December 31, 2004. Also during 2003, we wrote off costs in respect of patents and trademarks determined to have no future benefit amounting to $846,000.

           Our Meadowpine facility has the infrastructure, specialized equipment and trained personnel necessary to provide biopharmaceutical manufacturing services on a contract basis. Since we suspended our clinical trials, we began to look for new opportunities to generate revenue by using our Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. In 2004, we launched our bio-manufacturing initiatives supported by two contracts for the supply of products to be manufactured at the Meadowpine facility. This resulted in us making some capital modifications to our facility to accommodate this revenue generating opportunity. In 2004, we spent $1.4 million in capital expenditures related to contract manufacturing activities, of which $1.2 million was for a new vial-filling suite. For 2005, we plan to spend approximately $1 to $1.5 million in additional capital expenditures.

           Upon completion of the construction and commissioning of the manufacturing portion of our Meadowpine facility, we determined that our Skyway facility located near Toronto's Pearson International Airport, which was previously leased by us, was no longer required for the execution of our business strategy. Consequently, on December 1, 2003, we terminated our lease and sublease obligations and sold the equipment located at the Skyway facility for net proceeds of $1.1 million.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           The following information should be read in conjunction with our 2004 consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian
GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect our consolidated financial statements are described in Note 19 to the consolidated financial statements. Unless otherwise indicated, all dollar amounts discussed below, including the symbol "$", refer to Canadian dollars.

A.   OPERATING RESULTS

OVERVIEW

           We are a biopharmaceutical company focused on the development and manufacture of biologics, particularly blood related proteins. We are in the process of implementing a separation process that uses a novel technology (called affinity chromatography) to recover valuable therapeutic proteins from human plasma, referred to as the "Cascade". We intend to leverage our state-of the art Meadowpine facility to produce valuable plasma-based therapeutic protein products using the Cascade. See "Recent Developments - Strategic Alliance with ProMetic". We are also advancing a number of initiatives to generate revenue through the provision of bio-manufacturing services.

           In addition to the implementation of the Cascade, we are continuing to develop a portfolio of protein-based therapeutics to treat certain infectious and inflammatory diseases, cancers and anemia.

           Prior to entering into the strategic alliance with ProMetic in June 2004, our principal focus was developing HEMOLINK. In light of the limited resources currently available to us and the likely time and expense likely required to address certain adverse results noted in the course of clinical trials of HEMOLINK, we decided to delay further clinical development of HEMOLINK and focus on the more immediate opportunities presented by the implementation of the Cascade and the commercialization of plasma-based therapeutic protein products.

           Since our inception, we have devoted substantially all of our resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Net Loss

           Our net loss decreased from $34.9 million or $3.00 per share for the year ended December 31, 2003 to $10.1 million or $0.72 per share for the year ended December 31, 2004, a decrease of $24.8 million, as compared to $54.8 million or $4.92 per share for the year ended December 31, 2002. This decrease in net loss resulted primarily from, cost savings plans implemented in both June 2002 and April 2003 consisting primarily of the cessation of clinical trial activity and significant downsizing of personnel, the recording of future tax recovery of $3.7 million and the recording of the $6.8 million net gain realized on the sale of tax losses, which were partially offset by the recording of non-cash stock-based compensation expenses of $3 million.

           During the year ended December 31, 2003, we amortized approximately $5.0 million in deferred charges related to our $20 million credit facility. We also took a write-down of inventory ($1.7 million), capital assets ($4.7 million) and patents and trademarks ($0.8 million) for impairments related to the near term production of HEMOLINK.

           During fiscal 2004, we amortized approximately $2.2 million in deferred charges related to the $20 million credit facility.

           Our net loss for the first quarter ended March 31, 2005 increased to $5.9 million, or $0.41 per Common Share from $5.0 million, or $0.36 per Common Share, for the quarter ended March 31, 2004. Included in the results for the first quarter ended March 31, 2005, was additional depreciation of $1.0 million as a result of us amortizing the technical equipment we have now deemed available for use, the recording of stock-based compensation expenses of $0.06 million and amortization of non-cash deferred charges related to financing costs of $0.3 million, which were partially offset by the recording of a minority interest of $0.4 million resulting from LPBP's approximately 7% interest in Hemosol LP.

                  Operating Expenses

           Our operating expenses consist of research and development expenses, administration, marketing and business development, and support services expenses.

           Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical study activity, the optimizing of the manufacturing process and the costs of producing materials for clinical trials. Regulatory and clinical expenses are comprised of costs associated with our ongoing and planned clinical trials and our current and planned regulatory development.

           Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the United States and Canada, as well as directors' and officers' insurance and human resource development costs.

           Marketing and business development costs are comprised of business development costs associated with contract manufacturing and pipeline partnering activities.

           Support services include the cost of information technology, security, materials management and purchasing.

           Total operating expenses for the year ended December 31, 2004 decreased to $18.6 million from $32.1 million for the year ended December 31, 2003, a decrease of $13.5 million. This decrease is due to the cessation of clinical trial activity and significant downsizing of personnel. Total operating expenses for the first quarter ended March 31, 2005 increased to $5.7 million from $3.5 million for the quarter ended March 31, 2004, an increase of $2.2 million.

                Scientific and Process Development Expenses

           Scientific and process development expenses decreased from $10.8 million for the year ended December 31, 2003 to $10.6 million for the year ended December 31, 2004, a decrease of 2%, as compared to $15.3 million for the year ended December 31, 2002. This decrease was due primarily to the reduced personnel expenses associated with manufacturing of approximately $0.6 million and a reduction of drug development activities specifically related to HEMOLINK of approximately $0.1 million and is partially offset by the recording of non-cash stock based compensation expenses of $1.5 million.

           Scientific and process development expenses increased from $2.1 million for the period ended March 31, 2004 to $4.6 million for the first quarter ended March 31, 2005, an increase of $2.5 million. This increase was mainly due to increased activity related to the Company's bio-manufacturing initiatives and costs related to the requisite validation and licensing of the Meadowpine facility by Health Canada. Included in this amount is additional depreciation of approximately $1.0 million for the technical equipment that is now deemed available for use.

                  Regulatory and Clinical Expenses

           Regulatory and clinical expenses decreased from $5.8 million for the year ended December 31, 2003 to $1.3 million for the year ended December 31, 2004, a decrease of 78%, as compared to $17.2 million for the year ended December 31, 2002. This decrease in clinical and regulatory costs results from the cessation of all clinical trial activity for HEMOLINK which included the termination of personnel (accounting for approximately $1.3 million of the overall decrease), a reduction of approximately $0.5 million in clinical grant payments, cessation of data management fees (accounting for approximately $1.0 million of the overall decrease), decreased travel costs of approximately $0.5 million and decreased administration costs of $0.2 million. These savings were offset by the recording of stock-based compensation expense of $0.1 million. Regulatory and clinical expenses remained consistent for the first quarter ended March 31, 2005 compared to the first quarter ended March 31, 2004. These costs represent routine baseline regulatory and clinical support activities.

                  Administration Expenses

           Administrative expenses decreased from $6.6 million for the year ended December 31, 2003 to $5.1 million for the year ended December 31, 2004, a decrease of 23%, compared to $6.1 million for the year ended December 31, 2002. This decrease in administrative costs of $2.1 million results from a reduction in salaries which resulted primarily from severance and retention compensation as a result of the working notice given to substantially all of the Company's employees on April 7, 2003, recruitment costs and general consulting expenses partially offset by the recording of a stock-based compensation expense of $1.4 million. The increase in fiscal 2003 over fiscal 2002 was due primarily to severance and retention compensation in connection with the Company's working notice to substantially all of its employees, effective April 7, 2003, as well as legal and advisory fees related to the restructuring of the Company.

           Administrative expenses decreased from $0.8 million for the quarter ended March 31, 2004 to $0.4 million for the first quarter ended March 31, 2005, a decrease of $0.4 million. This decrease was due primarily to lower estimates for capital taxes, reduction in salaries, and lower insurance costs.

                  Marketing and Business Development Expenses

           Marketing and business development expenses decreased from $1.8 million for the year ended December 31, 2003 to $1.0 million for the year ended December 31, 2004, a decrease of 44%, compared to $6.0 million for the year ended December 31, 2002. This decrease was primarily due to a reduction in costs associated with HEMOLINK medical education, symposia participation and communication programs focused within the medical community of $1.0 million which were offset by business development costs of $0.2 million associated with contract manufacturing and pipeline partnering activities. For the year ended December 31, 2004, expenses incurred in this category mainly related to business development and investor relation activities.

           Marketing and business development expenses increased from $0.1 million for the quarter ended March 31, 2004 to $0.2 million for the first quarter ended March 31, 2005, an increase of $0.1 million. This increase resulted primarily from increased activity for business development costs associated with the bio-manufacturing initiative and partnering activities related to the drug development pipeline.

                  Support Services

           Support services expenses decreased from $1.3 million for the year ended December 31, 2003 to $0.6 million for the year ended December 31, 2004, a decrease of 54%, compared to $2.6 million for the year ended December 31, 2002. This decrease was due primarily to salary reductions and reduction of travel costs of approximately $0.4 million associated with the cessation of HEMOLINK clinical trials, a reduction of $0.2 million in lease obligations as a result of the Company canceling the lease on its pilot facility in December 2003, and a reduction of $0.1 million for administration costs relating to support services. The decrease in 2003 from 2002 was a result of reduced inventory due to HEMOLINK clinical trials being halted. Support services expenses remained consistent for the First Quarter compared to the same period in fiscal 2004. These costs represent the Company's routine baseline support service activities.

                  Amortization of Deferred Charges

           Amortization of deferred charges represents charges related to the establishment of the Company's $20 million credit facility in 2002. Amortization of deferred charges decreased from $5.0 million for the year ended December 31, 2003 to $2.2 million for the year ended December 31, 2004, a decrease of 56%, compared to $1.6 million for the year ended December 31, 2002. This represents the charge related to the amortization of deferred charges on the Company's $20 million credit facility for that year.

           In 2004, the Company issued an additional 500,000 warrants to MDS. The issuance of these warrants allowed the Company to extend the term of the MDS guarantee from October 21, 2004 to June 20, 2005 and the expiry of the Loan from October 1, 2004 to May 25, 2005.

           Amortization of deferred charges for the first quarter ended March 31, 2005 were $0.3 million, which represents charges related to the additional 500,000 warrants issued to MDS in 2004. Future charges will include amortization of deferred charges for the additional 687,500 warrants issued to MDS on April 8, 2005, which allowed the Company to extend the term of the MDS guarantee from June 20, 2005 to June 20, 2007 and the expiry of the Loan from May 25, 2005 to May 25, 2007.

                  Interest

           Net interest expense increased from $0.5 million for the year ended December 31, 2003 to $0.8 million for the year ended December 31, 2004 an increase of 60%, compared to $0.8 million interest income for the year ended December 31, 2002. The change was a result of lower balances in cash and cash-equivalents as well as the Company fully drawing down funds from its $20 million credit facility. Net interest expense slightly increased for the first quarter ended March 31, 2005 compared to the same period in the prior year. This slight increase from $229,000 for the period ended March 31, 2004 to $241,000 for the first quarter ended March 31, 2005 was a result of lower short- term investments and lower cash and cash-equivalent balances.

                  Miscellaneous Income

           The miscellaneous income for 2003 resulted from (i) net proceeds from an insurance policy on July 15, 2003 in the amount of $1.7 million; and (ii) the sale of equipment in December 2003 for net proceeds of $1.1 million. The Company has not received any additional miscellaneous income since 2003.

         Cash Flow

                  Operating Activities

           The cash used by operating activities decreased from $26.7 million for the year ended December 31, 2003 to $14.6 million for the year ended December 31, 2004, a decrease of 45%, compared to $40.4 million for the year ended December 31, 2002. The significant decrease was a result of restructuring measures implemented in April 2003, specifically, a reduction in costs associated with HEMOLINK activity.

           The cash used in operating activities decreased from $4.8 million for the period ended March 31, 2004 to $3.0 million for the first quarter ended March 31, 2005, a decrease of $1.8 million. This decrease was a result of expenses related to the Arrangement that were recorded as prepaid expenses at March 31, 2004.

                  Investing Activities

           On June 3, 2004 the Company paid ProMetic $1.5 million upon the signing of the License Agreement and also issued an additional 250,000 Common Shares recorded at $5.04 per Common Share. On April 30, 2004, upon completion of the Arrangement, the Company received $15 million ($12.9 million net of transaction expenses), from LPBP and $1 million in escrowed funds. The Escrowed Funds are being held in escrow to satisfy pre-closing contingent liabilities, if any, relating to the Blood Products Business remaining with LPBP which may arise within the one-year period following April 30, 2004. The Company received a litigation claim, during this period, which was withdrawn on April 4, 2005. However, a condition of this withdrawal by the plaintiff was the right to re-file such claim against the Company or any of its subsidiaries and LPBP at any time prior to June 30, 2005. As such, the Escrowed Funds will remain in escrow until June 30, 2005 or thereabout, assuming the claim is not outstanding on such date.

           In 2003 the cash used in investing activities was largely related to the cost incurred for validating the manufacturing facility for Hemolink offset by proceeds of $1.1 million related to the sale of equipment.

           The cash used in investing activities increased from $0.1 million for the quarter ended March 31, 2004 to $0.4 million for the first quarter ended March 31, 2005, an increase of $0.3 million. This increase was a result of higher expenditures for capital in relation to validating the manufacturing facility for bio-manufacturing activity.

                  Financing Activities

           In 2002 the Company received gross proceeds of approximately $22.0 million from a public offering of its Common Shares in Canada. Share issue costs associated with this offering were approximately $2.8 million, of which $0.7 million was non-cash and related to the valuation of Common Shares issued to the underwriters as fees.

           In 2003 the Company received net proceeds of $5.4 million representing the net proceeds from the Series A and Series B special warrants issued in November 2003, of which $0.4 million was placed in escrow. On January 23, 2004, $0.4 million representing the net proceeds from the series B special warrants issued in November 2003 was released from escrow to the Company.

           In 2003, the Company also fully drew down its $20 million credit facility.

           In 2004, the Company received gross proceeds of $0.2 million for the conversion of 62,499 Common Share purchase warrants (issued on exercise of the Series A and Series B special warrants issued in November 2003) of which 49,996 (199,999 pre-consolidation) were exercised prior to the Arrangement at an exercise price of $3.60 and the remaining were exercised after the Arrangement at an exercise price of $3.44.

           Aggregate gross proceeds of approximately $13.4 million were received in respect of the Transactions.

                  Deferred Charges

Deferred charges for the period ended March 31, 2005 related to costs associated with the private placement. See "Management's Discussion and Analysis - 2005 Financing Transactions

QUARTERLY FINANCIAL DATA
(THOUSANDS OF DOLLARS)


                   2004     2004     2004    2004     2003      2003      2003       2003      2002      2002    2002    2002
                             Q3       Q2      Q1       Q4        Q3        Q2         Q1        Q4        Q3      Q2      Q1
                    Q4
                12/31/04  9/30/04  6/30/04  3/31/04 12/31/03  9/30/03    6/30/03   3/31/03   12/31/02  9/30/02  6/30/02 3/31/02
-------------------------------------------------------------------------------------------------------------------------------
Revenue            0         0        0        0       0         0          0         0          0        0        0      0
-------------------------------------------------------------------------------------------------------------------------------
Loss from        5,019     5,603    4,518    3,463   10,411    4,274      8,099     9,195     10,454    9,632   15,476  11,617
operations

Net loss         4,486     3,596   (2,929)   4,995   10,947    3,984      9,624     10,387    11,408    11,754  19,923  11,749
(income) for
the period

Net loss          0.32      0.24   (0. 20)   0.36     0.88      0.36       0.84       0.92      1.04      1.04    1.88    1.16
(income) for
the period
per common
share

-------------------------------------------------------------------------------------------------------------------------------

B.   LIQUIDITY AND CAPITAL RESOURCES

           As of December 31, 2004, we had $5.2 million of cash and cash-equivalents. On April 30, 2004, upon completion of the Arrangement we received proceeds of $16 million ($13.9 million net of transaction expenses), including the funds in the amount of $1 million placed in escrow. On April 8, 2005, we completed the private placement transactions for total gross proceeds of approximately $13.4 million. The proceeds allowed us to continue with a number of value-creating initiatives including:

          o    the ongoing implementation of the Cascade;

          o the opportunity to provide bio-manufacturing services to other biotech companies; and

          o further development of product candidates in the research pipeline.

           We have not been profitable since inception, and at March 31, 2005, we had an accumulated deficit of $272.1 million.

           Our ability to continue as a going concern is dependent upon our ability to secure additional financing in order to be able to continue our development activities and successfully bring our products to market, either on our own or with partners.

           We are actively pursuing further opportunities to generate revenues and reduce our cash burn such as using our Meadowpine facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. In September 2004, we signed a multi-year agreement with Organon Canada. This agreement is expected to modestly contribute to our revenue beginning in the third quarter of 2005.

           We believe that we will be successful in pursuing other opportunities or securing additional financing and as a result will be able to meet our short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time which casts substantial doubt on our ability to continue as a going concern.

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

           We also raised gross proceeds of approximately $5.9 million in November 2003 from a special warrant offering in Canada. Share issue costs associated with this offering were approximately $0.5 million. We used the proceeds for non-clinical analysis of HEMOLINK, payment to ProMetic for the first milestone payment, to further develop product candidates and for general working capital purposes.

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

CAPITAL EXPENDITURES

           We incurred a total of $1.4 million in capital expenditures during 2004 compared to $1.9 million in capital expenditures during 2003. Of this amount, $1.2 million related to a new vial filling suite and $0.2 million related to production equipment, information technology and various lab equipment expenditures. This brings total capital assets net of depreciation to $83.1 million at December 31, 2004.

           We incurred a total of $1.9 million in capital expenditures during 2003. Of this amount, $1.7 million related to the new facility and $0.2 million related to production equipment, information technology and various lab equipment expenditures. During 2003, we wrote-off costs of $4.7 million for impaired equipment related to the commercial production of HEMOLINK. The total capital assets net of depreciation was $83.9 million as of December 31, 2003, of which $81.9 million related to the new facility.

MEADOWPINE FACILITY

           The construction and commissioning of the manufacturing portion of our new 130,000 square-foot manufacturing facility and corporate headquarters in Mississauga, Ontario was completed in the first quarter of 2003, installation of process equipment was completed in the third quarter of 2002 and commissioning of the manufacturing portion of this 300,000-unit facility was completed in the first half of 2003, validation of the facility is still ongoing. We had anticipated to produce batches of material for clinical trials by the second half of 2003, but due to the HEMOLINK trials being halted, our Meadowpine facility is now being looked at to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused primarily in the area of blood and blood protein products and to implement the Cascade to be licensed from ProMetic. In 2004, we secured our first significant contract manufacturing opportunity with Organon. This resulted in us having to make some capital modifications to our facility. A new filling suite was constructed to accommodate this revenue generating opportunity.

           On October 25, 2002, we entered into a $20 million credit facility with The Bank of Nova Scotia to finance a portion of the construction costs of our new manufacturing facility and to fund general operating expenses. See Item 4.B. "Information on the Company--Business Overview--Credit Facility" above.

PATENTS AND TRADEMARKS

           For the year ended December 31, 2004, we recorded $0.3 million in costs related to patent registration and legal fees associated with active patents and trademarks.

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

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

           During our last five fiscal years, we have allocated a substantial amount of our research and development budget towards developing HEMOLINK. The balance of our research and development budget was allocated to other pipeline products under development. Total research and development expenses for HEMOLINK were approximately $27.3 million, $29.5 million, $14.7 million and $1.3 million for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 respectively. Our research and development expenses for HEMOLINK have decreased significantly as we have suspended our clinical trials and do not expect to expend significant amounts of our resources on this work and will seek a partner/partners to move forward with further clinical and commercial development at the appropriate time. Total research and development expenses for other products under development was approximately $2.9 million, $2.9 million, $1.9 million and $10.6 for the fiscal years ended December 31, 2001, 2002, 2003 and 2004, respectively. We anticipate that our research and development expenses for other products under development will increase in the future as we continue the development of these products through pre-clinical studies and initial clinical trials.

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

           As of December 31, 2004, the Company had future commitments and contractual obligations as summarized in the following table.

                                                                             Payments due by period
------------------------------------------------------------    -----------------------------------------------------
                                                                 Less than 1                                More than
Contractual Obligations                            Total             year         1-3 years     3-5 years    5 years
-------------------------------------------     ----------      -------------  -------------   -----------  ----------
Short Term Debt Obligations (Credit                                                       -          -          -
Facility) .........................             $20,000,000     $20,000,000

Strategic Alliance with ProMetic*..........     $14,000,000      $4,000,000     $10,000,000          -          -

Operating Lease Agreements.................        $383,000        $201,000        $182,000        $0           -
                                                -----------     -----------     -----------        --
     Total Contractual Obligations.........     $34,383,000     $24,201,000     $10,182,000        $0           -
                                                ===========     ===========     ===========        ==

*On December 3, 2003, we entered into a binding memorandum of understanding with ProMetic. As consideration for entering into the binding memorandum of understanding, we issued 2,000,000 Common Shares to ProMetic at $1.26 per share. This represents the average closing market price per share from December 1 to December 5, 2003 inclusive. In consideration for the entering into of the License Agreement and the Strategic Alliance Agreement, we issued an additional 1,000,000 Common Shares to ProMetic and paid ProMetic $1.5 million, in June 2004, which represents the first milestone payment. We have also agreed to pay ProMetic milestone payments with a maximum aggregate value of approximately $14 million. The first milestone payment of $4 million was settled in April 2005 through a cash payment of $1.07 million and the issuance to ProMetic of 872,093 Common Shares, reducing the total payment under all remaining milestone payments to $10 million. In addition to the license fee, we will pay ProMetic royalty fees of 8% of net sales of products produced using the Cascade to resellers, and a royalty of 5% of net sales of products produced using the Cascade to end-users, both on a worldwide basis. See "Recent Developments - Strategic Alliance with ProMetic."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT.

           The following tables set forth the names and municipalities of residence, the position held with us and the principal occupation during the preceding five years of each of our current directors and executive officers and each person who served as a director or executive officer during 2004.

DIRECTORS


NAME, MUNICIPALITY OF                                                                                     PERIOD OF
RESIDENCE AND OFFICE HELD                       PRINCIPAL OCCUPATION                                       SERVICE
-------------------------                       --------------------                                       -------

Edward K. Rygiel, Toronto, ON                   Executive Chairman, MDS Capital Corp. (a                   Since 1987
Director                                        health-related venture capital firm) and Executive
                                                Vice President, MDS (a health and life sciences
                                                company); prior thereto, President and Chief
                                                Executive Officer, MDS Capital Corp.

Lee D. Hartwell, Toronto, ON                    President, Chief Executive Officer and Chief               Since 2003
Director, President, Chief Executive Officer    Financial Officer, Hemosol; prior thereto, Vice
and Chief Financial Officer                     President/Chief Financial Officer, Bracknell Corp.

Mitchell J. Kostuch, Toronto, ON                President, Kostuch Publications Limited (publisher of      Since 1987
Director                                        business magazines)

Edward J. Lane, Ottawa, ON                      Principle in Energy Innovators Group; prior thereto,       Since 2004
Director                                        Chief Financial Officer, Hydro Ottawa Holdings Inc.;
                                                prior thereto, President and Chief Executive Officer
                                                of the Canadian Fractionation Corporation; prior
                                                thereto Chief Financial Officer of the Canadian Red
                                                Cross.

Wilfred G. Lewitt,* Toronto, ON                 Chairman, MDS (a health and life sciences company)         Since 1987
Director

Edward E. McCormack, Toronto, ON                Business Advisor and Independent Director; prior           Since 2002
Director                                        thereto,  President, Almad Investments Limited (a
                                                real estate investment firm) and Beaver Power Inc.;
                                                prior thereto, CFO of Novopharm Inc.

Robert H. Painter, Toronto, ON                  Professor Emeritus:  Biochemistry and Immunology,          Since 1990
Director                                        Faculty of Medicine, University of Toronto (retired)

C. Robert Valeri, Marblehead, MA, U.S.          Director of the Naval Blood Research Laboratory,           Since 1992
Director                                        Professor of Medicine and Research, Professor of
                                                Surgery, Boston University School of Medicine

George W. Masters,** Church Point, NS           Chairman, Biocatalyst Yorkton Inc. (a venture capital      Since 1992
Director                                        and management services company)


Paul Walker, Inglewood, ON                      President and Chief Executive Officer of Spectral          Since 2005
Director                                        Diagnostics Inc.; prior thereto Surgeon in Chief and
                                                Chief Operating Officer at the University of Health
                                                Network.

          * Wilfred G. Lewitt did not stand for re-election to the board of directors at the Company's annual and special meeting held June 7, 2005.

          ** George W. Masters retired from the board of directors in August
          2004.

     Each director was duly appointed to the Board to serve, subject to the requirements of applicable laws of the Province of Ontario, until the next annual meeting of the sole shareholder of the Company or until his successor is elected or appointed.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF                                                                                    PERIOD OF
RESIDENCE                              PRESENT PRINCIPAL OCCUPATION                                          SERVICE
------------------------               ----------------------------                                          -------

Lee Hartwell, Toronto, ON              President, Chief Executive Officer and Chief Financial              Since 1999
                                       Officer of the Company; prior thereto, Vice President/Chief
                                       Financial Officer, Bracknell Corp.

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

           The Company's directors and officers collectively hold, directly or indirectly 146,844 Common Shares and 12,500 warrants to purchase Common Shares representing less than 1% of the total number of Common Shares issued and outstanding. For the year-ended December 31, 2004, two of our eight directors, (Wilfred Lewitt and Edward K. Rygiel (Chairman)) were also executives of MDS, which held approximately 10.7% of our issued and outstanding Common Shares at December 31, 2004. There was no agreement with respect to the rights of MDS to any representation on our board of directors.

SCIENTIFIC ADVISORY BOARD ("SAB")

           For the period up to February 11, 2004, the SAB advised management and the Board of Directors on scientific and medical matters relevant to our business. On February 11, 2004, the Board of Directors dissolved the SAB and simultaneously expanded the mandate of the Clinical and Regulatory Committee to include the role previously played by the SAB. The Board also resolved to provide the Clinical and Regulatory Committee with the financial resources required to obtain the advice and counsel of such external experts as it deems necessary to discharge this expanded mandate. Our Clinical and Regulatory Committee has adopted this same expanded mandate. It is our expectation that our Clinical and Regulatory Committee will retain certain individuals who served as members of the SAB on an as needed basis.

B.   COMPENSATION

           The following table sets forth all annual and long-term (pre-consolidation) compensation earned during the fiscal year ended December 31, 2004 by our chief executive officer and each of our three most highly compensated executive officers, other than the chief executive officer, who served as executive officers during 2004. Such individuals are hereinafter collectively referred to as the "Named Executive Officers".

                           Summary Compensation Table

                                      Annual
                                   Compensation(1)
Name and                          ----------------                              Long Term                  All Other
Principal Position            Year           Salary ($)      Bonus ($)        Compensation               Compensation
-------------------          ------         -----------     ----------       Securities Under                ($)
                                                                            Options Granted(2)          --------------
                                                                            ------------------
Lee D. Hartwell...........    2004            222,692             nil              nil                     16,200
President, Chief              2003            187,815          20,000          1,383,113(3)              128,4003(4)
Executive Officer &           2002            164,800          20,000             15,000                   15,600
Chief Financial Officer

Michael Mathews(7)........    2004           US$215,402           nil           50,000(8)                  16,200
Vice President, Clinical      2003           US$201,600           nil           100,000(8)                 86,000(4)
and Regulatory Affairs        2002           US$201,600        20,000             15,000                   15,600




Dr. Dirk Alkema...........    2004             165,648            nil              Nil                     16,200
Vice President,               2003             150,800         20,000           691,556(5)                106,970(4)
Operations                    2002             150,666         20,000             15,000                   15,600

Dr. David Bell............    2004            187,088             nil              Nil                     16,200
Vice President,               2003            175,100          20,000           691,556(6)                115,278(4)
Drug Development and          2002            175,100          20,000             15,000                   15,600
Regulatory Affairs

--------------------------

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) The number of options under this heading are expressed on a pre-consolidation basis.

(3) Prior to the Arrangement, Mr. Hartwell held 125,000 pre consolidated options of Hemosol Inc. In addition, during 2003 Mr. Hartwell was conditionally granted 1,383,113 (pre-consolidated) options of Hemosol Inc. subject to shareholder and regulatory approval at an exercise price of $0.90 per Common Share of Hemosol Inc. and with an expiration date of October 29, 2013. Upon completion of the Arrangement, Mr. Hartwell was issued a total of 1,383,113 options of Hemosol to replace the aggregate of 1,508,113 options in Hemosol Inc. held by and conditionally granted to him prior to the Arrangement. The 1,383,113 options in Hemosol have an exercise price of $0.86 per Common Share and expire on October 29, 2013.

(4) As part of Hemosol's efforts in April 2003 to scale back operations, reduce cash burn and provide the greatest flexibility, working notice was provided to substantially all employees and a retention program was implemented for a core group of senior personnel. Under this retention program, Mr. Hartwell received a payment of $112,800, Mr. Mathews received a payment of U.S. $70,400, Dr. Alkema received a payment of $91,370 and Dr. Bell received a payment of $99,678. Each of these named officers also received an automobile allowance in the amount of $15,600 for the fiscal years 2002 and 2003. For the fiscal year 2004 each of these named officers received an automobile allowance in the amount of $16,200.

(5) Prior to the Arrangement, Dr. Alkema held 99,998 Hemosol options. In addition, during 2003 Dr. Alkema was conditionally granted 691,556 Hemosol options subject to shareholder and regulatory approval at an exercise price of $0.90 per share and with an expiration date of October 29, 2013. Upon completion of the Arrangement, Dr. Alkema was issued a total of 691,556 new options to replace the aggregate of 791,554 Hemosol options held by and conditionally granted to him prior to the Arrangement. The 691,556 New Hemosol options have an exercise price of $0.86 per share and expire on October 29, 2013.

(6) Prior to the Arrangement, Dr. Bell held 98,807 Hemosol options. In addition, during 2003 Dr. Bell was conditionally granted 691,556 Hemosol options subject to shareholder and regulatory approval at an exercise price of $0.90 per share and with an expiration date of October 29, 2013. Upon completion of the Arrangement, Dr. Bell was issued a total of 691,556 options to replace the aggregate of 790,363 Hemosol options held by and conditionally granted to him prior to the Arrangement. The 691,556 new options have an exercise price of $0.86 per share and expire on October 29, 2013.

(7) Michael Mathews is paid in U.S. dollars. Accordingly, all amounts shown for Mr. Matthews are in U.S. dollars.

(8) Prior to the Arrangement, Mr. Mathews held 56,250 options to purchase Common Shares of Hemosol Inc.. In addition, during 2003 Mr. Mathews was conditionally granted 100,000 Hemosol options subject to shareholder and regulatory approval at an exercise price of $1.60 per share and with an expiration date of December 11, 2013. Upon completion of the Arrangement, Mr. Mathews was issued a total of 100,000 options to purchase Common Shares to replace the aggregate of 156,250 Hemosol options held by and conditionally granted to him prior to the Arrangement. The 100,000 new options have an exercise price of $1.56 per share and expire on December 11, 2013. On December 10, 2004 Mr. Mathews was granted an additional 50,000 options that have an exercise price of $0.93 per share and expire on December 9, 2014.

           The following table indicates the (pre-consolidation) options granted during the financial year ended December 31, 2004 to Named Executive Officers.

                                Option Grants During the Financial Year Ended December 31, 2004
                           --------------------------------------------------------------------------------------

                           Common Shares    % of Total                         Market Value of
                           Under Options   Options Granted                     Common Shares on
                            Granted        to Employees in   Exercise Price     Date Preceding
Name                        (#) (1)        Financial Year   ($/Common Share)     Issuance ($)      Date of Expiry
----                        -------        --------------   ----------------     ------------      --------------
Lee D. Hartwell             Nil               Nil               Nil                 Nil                 Nil
Michael Mathews             50,000            11%               $0.93               $0.93               Dec. 9, 2014
Dirk Alkema                 Nil               Nil               Nil                 Nil                 Nil
David Bell                  Nil               Nil               Nil                 Nil                 Nil

           The following table indicates the (pre-consolidation) options exercised during the financial year ended December 31, 2004 by each of the Named Executive Officers and the value of options unexercised at year-end.

                Aggregate Options Exercised During the Financial
        Year Ended December 31, 2004 and Financial Year End Option Values

                                                                                                      Value of
                                                                                                    Unexercised
                                                                                                    In-the-Money
                                                                        Unexercised Options at  Options at Financial
                                       Common Shares                     Financial Year End(1)    Year End(1) ($)
                                        Acquired on    Aggregate Value     (#) Exercisable /        Exercisable/
Name                                   Exercise (#)     Realized ($)         Unexercisable        Unexercisable(2)
----                                   ------------     ------------         -------------        ----------------
Lee Hartwell.......................         Nil              Nil              1,383,113/0            Nil / Nil
Michael Mathews....................         Nil              Nil             66,666/83,334           Nil / Nil
Dirk Alkema........................         Nil              Nil               691,556/0             Nil / Nil
David Bell.........................         Nil              Nil               691,556/0             Nil / Nil

_________________

(1) The options listed in the above table were issued under the terms of the Arrangement, except for 50,000 to Mr. Mathews on December 10, 2004. See "recent Developments-Arrangement with MDS."

 DIRECTORS' COMPENSATION

           Directors generally are compensated for their services through a combination of retainer fees and meeting attendance fees. Directors receive an annual retainer fee of $10,000 and an attendance fee of $750 for each meeting of the Board of Directors. In addition, committee members are paid $2,000 per annum. Any member of the Board of Directors who is also an executive officer of our company does not receive compensation as a director of our company. During the year ended December 31, 2004, an aggregate of $225,813 was paid on account of directors' compensation. Directors are reimbursed for expenses incurred to attend meetings of the Board of Directors and committees. As members of our

Scientific Advisory Board (before it was dissolved in February 2004), Messrs. Painter and Valeri each received $1,000 per month from us in connection with their work as members of the Scientific Advisory Board. Historically, each director was awarded 5,000 (pre consolidation) options upon joining the Board of Directors. Each of Messrs. McCormack and Lane were awarded 10,000 (pre consolidation) options upon joining the board of directors in December 2002 and August 2004, respectively. For the year ended December 31, 2004, 5,000 options were awarded to each of Messrs. Masters, Kostuch, Painter, Valeri, McCormack and Lane. Future option grants to the directors will be reviewed in the context of overall corporate performance.

         Compensation

           The following table sets forth the compensation paid to all of Hemosol's directors and executive officers as a group for the year ended December 31, 2004.


                                                      Salaries, fees, commissions    Pension, retirement and other
                        Name                                  and bonuses                  similar benefits
                        ----                                  -----------                  ----------------
All directors and officers as a group (14 persons)             $1,070,493                      $102,310
Directors' and Officers' Liability Insurance

           We also maintain liability insurance for our directors and officers. We paid an aggregate annual premium of approximately $330,000 in the fiscal year ended December 31, 2004 for such insurance and our directors or officers paid no part of the premium. The aggregate insurance coverage under the policy is limited to $10 million per year plus U.S. $4,000,000 (excess directors' and officers liability insurance). We are liable to reimburse the insurer $250,000 for each claim made under the policy.

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

           For the year ended December 31, 2004, the Board of Directors had the following standing committees, the members of each were as follows:

     o Audit Committee, Edward E. McCormack (Chairman), Mitchell J. Kostuch and Edward Lane (Edward Lane replaced George W. Masters as a member of the Audit Committee effective August 11, 2004, at which time George W. Masters resigned from Hemosol's board of directors and from the Audit Committee for personal reasons effective August 11, 2004);

     o Corporate Governance, Nominating, Human Resources and Compensation Committee, Wilfred G. Lewitt (Chairman) and Edward K. Rygiel (George
          W. Masters resigned from the board of directors and from the Corporate Governance, Nominating, Human Resources and Compensation Committee for personal reasons effective August 11, 2004);

     o    Clinical and Regulatory Committee, Edward K. Rygiel (Chairman), Robert
          H. Painter and C. Robert Valeri; and

     o Environmental, Health and Safety Committee, Mitchell J. Kostuch (Chairman) and Robert H. Painter.

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

CORPORATE GOVERNANCE, NOMINATING, HUMAN RESOURCES AND COMPENSATION COMMITTEE (THE "CGHR COMMITTEE")

           The CGHR Committee is composed of two directors. Its responsibilities include the determination of our overall salary objectives in addition to determining the compensation of our executive officers. In establishing salary objectives for executive officers, the Corporate Governance, Nominating, Human Resources and Compensation Committee seeks to accomplish the following goals:

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

           Base salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other publicly held, development-stage biotechnology companies. The CGHR Committee refers to industry, local and national surveys, prepared for the most part by independent consultants.

           The Board of Directors approves annual corporate objectives and these, along with personal performance goals, are used by the CGHR Committee for the purpose of determining annual incentive bonuses, giving due consideration to our stage of development. At the end of each year, actual performance against these objectives and goals is measured. The assessment of whether our corporate objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of our research and development projects, corporate alliances and similar relationships. The maximum bonus for any executive officer other than the CEO was set at 35% of base salary. Bonus payments at this level would reflect extraordinary personal achievement and our attainment of all corporate objectives for the year under review.

           A portion of executive compensation is aligned with growth in share value. Stock options are awarded to executive officers at the commencement of employment and annually on meeting individual objectives. Options are granted to reward individuals for current performance, expected future performance and value to us.

           The principles described above apply to the determination of the compensation of all executive officers, including the CEO. The Committee acts alone when considering the compensation of the CEO; however, the CEO assists the Committee in assessing the performance of all other executive officers.

           The CGHR Committee reports and makes recommendations to the Board of Directors with respect to compensation.

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


                   Guideline                                        Our Practice
                   ---------                                        ------------

1.    The Board should explicitly assume
      responsibility for stewardship of the
      corporation, and specifically:

       (i)  adopt a strategic planning process    A strategic planning process is in effect and at least one Board meeting each year is set aside to review strategic planning.
                                                  Additionally, the Board reviews strategic issues from time to time.

       (ii) identify principal risks of the       The principal risks to our business are identified in the Annual
            business and implement systems of     Information Form filed by us under the heading "Narrative
            risk management                       Description of the Business--Risk Factors".  Senior management actively addresses these risks, and the Board, at its regular meetings, receives and reviews reports from management on its assessment and management of these risks.

       (iii)provide for succession planning,      Succession planning with respect to senior management is a
            including appointing, training and    continuing responsibility of the CEO, involving participation by
            monitoring senior management          the Corporate Governance, Nominating, Human Resources and
                                                  Compensation Committee.  Senior management is responsible for the evaluation and succession planning of positions reporting to them.

       (iv) communications policy                 Our public disclosure is designed such that required, effective and timely communication about our business is made available to shareholders, members of the public and media.  We routinely obtain expert external advice to assist in effective and proper disclosure.

       (v)  the integrity of the Company's        Senior management has the primary responsibility for our internal
            internal control and management       controls and management information systems.  Through the Audit
            information systems.                  Committee of the Board, which meets with our external auditors, the Board assesses the strength of these controls.

2.     The Board should be constituted with a     For the purpose of the report, an unrelated director is one who
       majority of individuals who qualify as     is independent of management and free from any interest and any
       unrelated directors.                       business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation, other than
                                                  interests or relationships arising from shareholding.

                                                  The Board consists of nine directors, including the CEO.
                                                  Excluding the CEO, these eight directors are unrelated within the meaning of the report, and accordingly the Board is constituted with a majority of unrelated directors.


                   Guideline                                        Our Practice
                   ---------                                        ------------

3.     In the case of a corporation with a        The report defines a significant shareholder as "a shareholder
       significant shareholder, disclose          with the ability to exercise a majority of the votes for the
       whether the Board is constituted with      election of the board of directors".  We do not have a
       the appropriate number of directors        significant shareholder.  However, two of our directors are
       which are not related to either the        employed by other corporations that hold an aggregate of
       corporation or the significant             approximately 10.7% of our outstanding Common Shares.
       shareholder.

4.     Appoint a committee of directors           Our Corporate Governance, Nominating, Human Resources and
       composed exclusively of outside, i.e.      Compensation Committee (see description of Corporate Governance,
       non-management directors, a majority of    Nominating, Human Resources, and Compensation Committee under
       whom are unrelated directors,              guideline number nine) is responsible for nominating individuals
       responsible for the appointment and        for consideration by the Board as directors.  This committee does
       assessment of directors.                   not have formal responsibility for the assessment of individual directors following their appointment to the Board.

5.     Implement a process for assessing the      See description of Corporate Governance, Nominating, Human
       effectiveness of the Board, its            Resources and Compensation Committee under guideline number nine.
       committees and individual directors.

6.     Provide an orientation and education       We do not have a formal orientation and education program for new
       program for new directors.                 directors.  However, with two exceptions, all of the current directors have been members of the Board for several years and are well versed in our business.  The most recent directors obtained a thorough orientation prior to their appointments.

7.     Examine the size of the Board, with        The Board presently consists of nine members with varying
       specific reference to its effectiveness.   business and scientific backgrounds, suitable to our interests.

8.     Review compensation of directors in        The Corporate Governance, Nominating, Human Resources and
       light of risks and responsibilities.       Compensation Committee has a mandate to review and recommend to the Board directors' remuneration.  Remuneration was first paid to our directors in 1994, based on several factors, including time commitments and emoluments to directors of similar
                                                  organizations.


                   Guideline                                        Our Practice
                   ---------                                        ------------

9.     Committees should generally be composed    For the year ended December 31, 2004 we had four standing
       of only outside directors, a majority of   committees, as follows:
       whom are unrelated directors.
                                                  The Audit Committee is composed of unrelated directors.  Its mandate is to review the financial statements, including the format and content of the statements before submission to the
                                                  Board, to review the adequacy of our internal control procedures, and to approve the external audit program and assess the results thereof with management and the auditors.  In fulfilling its mandate, in addition to meeting jointly with management and the auditors, the committee meets independently with the auditors.

                                                  In addition its mandate is to review all proposed financing arrangements and to provide recommendations to the Board on all material financial matters relating to us.
                                                  The Corporate Governance, Nominating, Human Resources and
                                                  Compensation Committee is composed of unrelated directors.  It reviews our overall compensation program and corporate succession plans at the senior management level.  It has responsibility for reviewing and recommending to the Board, for its approval, the compensation programs for both senior management and directors.
                                                  Its mandate also includes reviewing management compensation policies and benefits and reviewing the overall quality of our human resources program.

                                                  In addition its mandate is to recommend effective governance systems for us and to advise the Board on the application of existing corporate governance principles, to assess the
                                                  effectiveness of the Board and to assess, review and recommend nominees for directorships.  It is also responsible for
                                                  administering the Board's relationship with management and acting as a forum for governance issues and related concerns of any director.

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

                                                  The Environmental Health and Safety Committee is composed of unrelated directors.  Its mandate is to monitor our written environmental policy and to oversee the environmental protection program, which addresses issues such as compliance with
                                                  environmental laws and regular reporting procedures.  Its mandate also includes a reporting procedure whereby any environmental concerns, including spills and discharges, are brought to the attention of the Board.


                   Guideline                                        Our Practice
                   ---------                                        ------------

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

10.    Assume or assign responsibility for        See description of the Corporate Governance, Nominating, Human
       corporate governance issues.               Resources and Compensation Committee under guideline number nine.

11.    Define management's responsibilities and   The Board has the ultimate responsibility for supervising our
       approve corporate objectives to be met     management.  Management brings to the attention of the Board for
       by the CEO.                                discussion and direction all matters which are outside our day-to-day operations, or which would represent a material deviation from our business plan or budget.  The business plan and budget are both approved by the Board.  Additionally, the annual objectives of the CEO are reviewed and approved by the
                                                  Board.

12.    Establish structures and procedures to     For several years, the office of Chairman of the Board was
       enable the Board to function               separated from that of the CEO and was filled by a person who is
       independently of management.  An           not a member of management.
       appropriate structure would be to
       appoint a chairman who is not a member
       of management.

13.    The audit committee should be composed     See description of the Audit Committee under guideline number
       of outside directors and its role          nine.
       specifically defined.

14.    Implement a system to enable individual    In concert with their overall duties and obligations as
       directors to engage outside advisors, at   directors, individual directors may engage outside advisers, at
       the Company's expense.                     our expense, subject to approval by the Corporate Governance,
                                                  Nominating, Human Resources and Compensation Committee.


D.   EMPLOYEES

           As of December 31, 2004, we had 58 employees. We also utilize the services of several consultants. Of our 58 employees, 12 were employed in scientific affairs, 4 were employed in clinical, medical and regulatory affairs, 32 were employed in production and 10 were employed in administration. Of these employees, 56 were based in Canada, 2 were based in the United States. We currently have 72 full time employees, of which 74 are based in Canada and 2 are based in the United States.

E.   SHARE OWNERSHIP

           The following table sets forth (i) the number of (pre consolidation) Common Shares and (ii) the total number of (pre consolidation) options and/or warrants and the number of (pre consolidation) options that are exercisable within 60 days after May 1, 2005, beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and executive offer of Hemosol and, where known after reasonable inquiry, by their respective associates as of May 1, 2005.

                                     Number of Common
                                    Shares beneficially
                                    owned, directly or
                                  indirectly, controlled           Total number of
                                        or directed               options/warrants
                                    (excluding options           exercisable within
     Name                             and warrants)            60 days after May 1, 2005
     ----                             -------------            -------------------------

Directors
   Mitchell J. Kostuch(1)........            52,694                    19,500
   Edward E. McCormack...........               nil                     6,000(2)

   Ed Rygiel                                    nil                     1,400(3)
   Robert Valeri(4)                          35,283                    10,742(5)
   Robert Painter                            10,192                     7,000(6)
   Wilfred Lewitt................
                                                                        1,400(7)
Officers
   Lee Hartwell..................

                                             15,000                 1,383,113(8)
   David Bell....................

                                                100                   691,556(9)
   Dirk Alkema...................

                                             46,000                   691,556(10)
   Michael Mathews...............
                                             20,000                    66,666(11)

_________________

(1) Of the 52,694 Common Shares noted, 20,840 are beneficially owned by SB Capital Corporation Ltd., a corporation controlled by Mr. Kostuch and the balance is held by him personally. The 19,500 represents 7,000 options and 12,500 warrants. The options have an exercise price of $1.56 per share and expire on December 11, 2013. The warrants have an exercise price of $0.86 per share and expire on October 29, 2013.

(2) Represents 6,000 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

(3) Represents 1,400 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013. All Hemosol options are held in trust for MDS, as MDS has a policy that prevents members of management who sit on the boards of directors of corporations in which MDS holds an interest from holding any shares in such corporations, unless such shares were acquired prior to their appointment to such board.

(4) The Common Shares listed in the table above opposite Dr. Valeri's name are beneficially owned by Biomedical Innovative Technology, Inc., a corporation controlled by Dr. Valeri.

(5) Represents 10,742 options. 5,613 of the options have an exercise price of $0.89 per share and expire on June 2, 2013 and 5,129 of the options have an exercise price of $1.56 per share and expire on December 11, 2013.

(6) Represents 7,000 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

(7) Represents 1,400 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013. All Hemosol options are held in trust for MDS as MDS has a policy that prevents members of management who sit on the boards of directors of corporations in which MDS holds an interest from holding any shares in such corporations, unless such shares were acquired prior to their appointment to such board.

(8) Represents 1,383,113 options. The options have an exercise price of $0.86 per share and expire on October 29, 2013.

(9) Represents 691,556 options. The options have an exercise price of $0.86 per share and expire on October 29, 2013.

(10) Represents 691,556 options. The options have an exercise price of $0.86 per share and expire on October 29, 2013.

(11) Represents 66,666 options. The options have an exercise price of $1.56 per share and expire on December 11, 2013.

INCENTIVE PLANS

         STOCK OPTION PLAN

           We have a stock option plan under which our directors, officers, members of scientific advisory boards and full-time employees of and consultants to us and our subsidiaries (including, for greater certainty, Hemosol LP) may be granted non-assignable options to acquire Common Shares. Our current stock option plan, which was approved at the Special Meeting held on April 20, 2004, is substantially the same as the former stock option plan of Hemosol Inc. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service of our directors, officers, employees and consultants as well as members of the scientific advisory boards by facilitating their purchase of an equity interest in us. As of December 31, 2003, of the 3,031,712 (pre consolidation) Common Shares reserved for issuance under the former stock option plan of Hemosol Inc., a total of 2,900,693 (pre-consolidation) options to purchase Common Shares was issued, of which 1,581,752 (pre-consolidation) remained outstanding as of December 31, 2003. In addition, the board of directors granted 27,613 (pre-consolidation) options unconditionally and 3,490,725 (pre-consolidation) were granted conditionally subject to shareholder and regulatory approval, by the board of directors pursuant to resolutions. At the Special Meeting held on April 20, 2004 the shareholders approved an amendment to the stock option plan of Hemosol Inc. to increase the maximum number of Common Shares from 3,031,712 (pre-consolidation) to 5,500,000 (pre-consolidation) in order to ratify the conditional grant of the 3,490,725 (pre-consolidation) stock options.

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

           Under the Arrangement, all options to purchase Common Shares of Hemosol Inc. were cancelled and 3,513,612 (pre-consolidation) options to purchase Common Shares of Hemosol Corp. were issued to certain former holders of options to purchase Common Shares of Hemosol Inc. at exercise and vesting terms identical to their former options, other than a reduction in the exercise price of $0.04 (pre consolidation) per share. Subsequent to May 1, 2004, an additional 468,000 (pre consolidation) new options were granted to employees. The maximum number of Common Shares of Hemosol Corp. that may be issued under our current stock option plan is 5,500,000 (pre consolidation).

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

           The following table sets forth certain information regarding the beneficial ownership of our Common Shares (pre consolidation) as of May 1, 2005, by each person or entity known to own beneficially more than 10% of our outstanding Common Shares based on information provided to us by the holders or disclosed in public filings with the Ontario Securities Commission and the United States Securities and Exchange Commission.

                                      Number of Beneficially     Percentage of
                                        and Directly Owned        Outstanding
Name                                       Common Shares         Common Shares
----                                       -------------         -------------
MDS and its subsidiaries(1)..........       1,637,474               10.8%

_____________________

(1) MDS beneficially owns, directly or indirectly, 1,637,474 Common Shares and warrants to purchase 2,562,500 Common Shares (2,218,750 of the Common Shares are subject to purchase under warrants that are currently exercisable), which, in the aggregate, constitute approximately 23.7% of Hemosol's total number of issued and outstanding Common Shares. Of the 1,637,474 Common Shares referred to above, MDS owns 1,521,996 Common Shares directly and 115,478 Common Shares indirectly through MDS Health Ventures
     (TC) Inc, a wholly owned subsidiary of MDS. In addition, 203,061 Common Shares are held by two entities, for which MDS Capital Corp. and/or its affiliates provides management services (MDS owns an approximate 47% equity interest in MDS Capital Corp.). The Common Shares held by such entities are voted by such entities through authorized signing officers. MDS and MDS Capital Corp. disclaim beneficial ownership of the 203,061 Common Shares held by these funds. For details regarding the warrants granted by Hemosol to MDS, see "Exiting Indebtedness", "Recent Developments - Arrangement with MDS." and "2005 Financing Transactions - Extension of MDS guarantee."

           As of June 15, 2005, there were 57 record holders of our Common Shares registered with a United States mailing address, including banks, brokers and nominees, holding an aggregate of 2,250,828 or approximately 18.7%, of our outstanding Common Shares as of such date. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Common Shares may include persons who reside outside the United States.

           The Hemosol blood products business is currently owned and operated by Hemosol LP, an Ontario limited partnership. We control Hemosol LP as its general partner and own approximately 93% of the partnership interests in Hemosol LP. LPBP is a limited partner in Hemosol LP and owns approximately 7% of the partnership interests in Hemosol LP. We control Hemosol LP as the general partner and LPBP is a limited partner.

B.   RELATED PARTY TRANSACTIONS

         The MDS Transactions

           The MDS Transactions constitute a related party transaction for the purposes of the Related Party Rules. These transactions are exempt from the valuation and minority shareholder approval requirements of the Related Party Rules on the basis of Hemosol's serious financial difficulty. In addition, as the aggregate number of Common Shares issuable in connection with the MDS Transactions exceeded the maximum number of securities issuable without securityholder approval under the rules of TSX, Hemosol relied on an exemption from these requirements on the basis of its serious financial difficulty.

           The Special Committee was formed for the purpose of considering and making a recommendation to the board of directors with respect to the MDS Transactions. The Special Committee is comprised of directors who are free from any interest in the MDS Transactions and are unrelated to the parties involved in the MDS Transactions, namely Messrs. Edward McCormack (Chairman), Mitchell Kostuch and Edward Lane. The Special Committee held a number of meetings at which the terms of the MDS Transactions were discussed.


           On the basis of its careful review and analysis of the MDS Transactions and legal advice from counsel to Hemosol, in a resolution dated March 30, 2005, the Special Committee determined that the Company was in serious financial difficulty and that the MDS Transactions were reasonable in the circumstances of Hemosol and were designed to improve Hemosol's financial position, and recommended that Hemosol apply to the TSX for an exemption from the securityholder requirements of the TSX.

           Following receipt of the Special Committee's recommendation to approve the Transactions, the terms of the MDS Transactions were reviewed and approved at a meeting of the board of directors held on March 30, 2005. In a resolution dated the same date, the board of directors of Hemosol determined that Hemosol was in serious financial difficulty, that the Transactions were designed to improve Hemosol's financial situation and were reasonable in the circumstances of Hemosol, and authorized Hemosol to apply to the TSX for an exemption from the securityholder requirements of the TSX. At that meeting, Messrs. Rygiel and Lewitt declared their respective interest in the MDS Transactions and refrained from voting in respect of the resolution approving the MDS Transactions. Neither of Messrs. Rygiel or Lewitt was involved in the decision to proceed with the MDS Transactions.

           Without the proceeds of the MDS Transactions, Hemosol's cash resources would not have been sufficient to allow it to continue operations beyond March 31, 2005.

         Arrangement with MDS

           On April 30, 2004, the Company completed the Arrangement which involved a reorganization of Hemosol's blood products business and MDS' Ontario clinical laboratory services business. The Arrangement provided a $16 million cash infusion into Hemosol's business through the utilization of its accumulated and unutilized income tax losses and other tax assets (including the Escrowed Funds). This cash infusion has enabled the Company to continue its initiatives for its business and advance the implementation of the strategic alliance with ProMetic. As a result of the Arrangement, Hemosol became the successor to Hemosol Inc. (which was subsequently renamed LPBP after the Arrangement became effective).

           The Arrangement was approved by more than two-thirds of the votes cast by Hemosol Inc. Security holders at an annual and special meeting held for such purpose on April 20, 2004, and by a majority of the votes cast by minority shareholders voting at the meeting (which minority shareholders excluded MDS and certain entities related to MDS). The Arrangement was subsequently approved by the Superior Court of Justice of Ontario on April 29, 2004.

         Clinical Trial Support Services

           In addition, in 2002 MDS provided clinical trial support services. The Company paid MDS approximately $123,356 and approximately $43,423 in 2002 and 2003, respectively, for these services. No payment was made in 2004 related to these services.

C.   INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The Financial Statements required by this item are found in Item 17.

DIVIDENDS

           We have paid no dividends to date on our Common Shares and do not expect that earnings will be available for the payment of dividends in the foreseeable future. If and when earnings become available, it is expected that they will be retained to finance the growth of our business and to expand our research and product development activities. In addition, we are prohibited from declaring or paying any dividends so long as 25% of the principal amount of the Laurus Note is outstanding.

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

           The following table sets forth the high and low closing price in Canadian dollars for our Common Shares as reported by the TSX for the periods indicated below. Our Common Shares began trading on a post consolidation basis on the TSX on June 10, 2005. All share prices in the following table are prior to, and do not give effect to, the 4:1 share consolidation that we effected on June 10, 2005, except for the high price for June 2005, which reflects the post-consolidation price.

                                                                                     Price per share
                                                                                  --------------------
                                                                                  High            Low
                                                                                  ----            ---
2000
January 1 - December 31 ....................................................      26.95           6.70
2001
January 1 - December 31.....................................................      18.65           4.26
2002
January 1 - December 31.....................................................       9.00           0.67
2003
January 1 - December 31.....................................................       2.89           0.44
2004
January 1 - December 31.....................................................       1.78           0.65

                                                                                      Price per share
                                                                                   --------------------
                                                                                   High            Low
                                                                                   ----            ---
2003
January 1 - March 31........................................................       2.89           0.56
April 1 - June 30...........................................................       1.54           0.44
July 1 - September 30.......................................................       1.14           0.70
October 1 - December 31.....................................................       2.02           0.73

2004
January 1 - March 31........................................................       1.78           1.12
April 1 - June 30...........................................................       1.40           0.90
July 1 - September 30.......................................................       0.92           0.65
October 1 - December 31.....................................................       1.11           0.68

                                                                                      Price per share
                                                                                   --------------------
                                                                                    High           Low
                                                                                    ----           ---
2004
December 1 - December 31....................................................       1.11          0.84

2005
January 1 - January 31......................................................       1.20          0.95
February 1 - February 28....................................................       0.94          0.80
March 1 - March 31..........................................................       0.98          0.66
April 1 - April 30..........................................................       0.67          0.57
May 1 - May 31..............................................................       0.59          0.55
June 1 - June 23............................................................       0.46          1.68*

*Price adjusted for share consolidation of 4:1

           The following table sets forth the high and low closing price in U.S. dollars for our Common Shares as reported by NASDAQ for the periods indicated below. Our Common Shares began trading on a post consolidation basis on NASDAQ on June 10, 2005. All share prices in the following table are prior to, and do not give effect to, the 4:1 share consolidation that we effected on June 10, 2005, except for the high price for June 2005, which reflects the post-consolidation price.

                                                                                   Price per share
                                                                                --------------------
                                                                                 High           Low
                                                                                 ----           ---
2001
March 1 - December 31.......................................................    $10.84         $2.78
2002
January 1 - December 31.....................................................    5.64           0.42
2003
March 1 - December 31.......................................................    1.85           0.31
2004
January 1 - December 31.....................................................    1.33           0.49

                                                                                   Price per share
                                                                                -------------------
                                                                                 High          Low
                                                                                 ----          ---
2003
January 1 - March 31........................................................    1.85           0.37
April 1 - June 30...........................................................    1.12           0.31
July 1 - September 30.......................................................    0.83           0.50
October 1 - December 31.....................................................    1.55           0.55

2004
January 1 - March 31........................................................    1.33           0.85
April 1 - June 30...........................................................    1.07           0.67
July 1 - September 30.......................................................    0.69           0.49
October 1 - December 31.....................................................    0.95           0.55

                                                                                  Price per share
                                                                                -------------------
                                                                                High           Low
                                                                                ----           ---
2004
December 1 - December 31....................................................    1.33           0.49

2005
January 1 - January 31......................................................    0.93           0.77
February 1 - February 28....................................................    0.77           0.64
March 1 - March 31..........................................................    0.82           0.55
April 1 - April 30..........................................................    0.55           0.45
May 1 - May 31..............................................................    0.49           0.43
June 1 - June 23............................................................    0.37           1.36*
*Price adjusted for share consolidation of 4:1

           On June 24, 2005 the closing price of our Common Shares on the Toronto Stock Exchange was $1.46. On June 24, 2005, the closing price of our Common Shares on NASDAQ was US$1.19.

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

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION.

           The name of the Company is Hemosol Corp. Hemosol Corp. was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to LPBP Inc. (formerly, Hemosol Inc.) which was incorporated on July 11, 1985 under the Business Corporations Act (Ontario) or the OBCA. On April 30, 2004, the Company became the successor to the business of LPBP, upon completion of a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) involving Hemosol Inc. (which was renamed LPBP after the plan of arrangement became effective), its security holders and MDS, pursuant to Rule 12g-3(a) under the Exchange Act.

           The authorized share capital of Hemosol Inc. consisted of an unlimited number of Common Shares, an unlimited number of special shares issuable in series and 12,946 Series D special shares, voting, ranking equally with the Common Shares. As of December 31, 2004, 14,298,895 (pre consolidation-57,195,580) Common Shares and no special shares were issued and outstanding. The authorized share capital of Hemosol Corp. consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series.

           Our articles provide that we may issue special shares at any time and from time to time in one or more series. Before we can issue such special shares, our Board of Directors must file articles of amendment, which designate the series of special shares and describe the rights, privileges, restrictions and conditions attaching to them.

           Holders of our Common Shares are entitled to dividends on a pro rata basis if, as and when declared by our Board of Directors. Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or ratably with the holders of our Common Shares, our Board of Directors may declare dividends on the Common Shares to the exclusion of any other class of our shares. On our liquidation, dissolution or winding-up, holders of Common Shares are entitled to participate ratably in any distribution of our assets, subject to the rights of holders of any other class of our shares entitled to receive our assets on such a distribution in priority to or ratably with the holders of our Common Shares. Holders of our Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, and to one vote for each Common Share held at such meetings.

           Our by-laws provide that the directors shall call an annual shareholders' meeting not later than 15 months after the last shareholders' meeting and that the directors may call a special shareholders' meeting at any time. The governing statute provides that, subject to the two exceptions below, a written resolution of all the shareholders entitled to vote at a shareholders' meeting is as valid as a resolution passed at a shareholders' meeting and a written resolution dealing with all the matters required to be dealt with at a shareholders' meeting satisfies the statutory requirement to hold such a meeting. A written resolution of all the shareholders may not be used in lieu of a shareholders' meeting if a director submits a written statement of resignation or opposition to his or her replacement, or if our auditor submits written representations concerning a proposed change in auditor.

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

           Our by-laws provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of ours who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on our behalf other than the normal work ordinarily required of a director. The by-law provides that confirmation of any such resolution by our shareholders is not required.

           There are no limitations in our articles of incorporation or by-law, or under Canadian federal or provincial laws, on the right of non-residents of Canada or foreign owners to hold or vote our Common Shares, except for transactions involving or being deemed to involve an acquisition of control, which requires compliance with the Investment Canada Act.

C.   MATERIAL CONTRACTS.

           The contracts entered into by us, other than in the ordinary course of business, that can be reasonably regarded as being material to us, are the following:

          1.   Agency Agreement.

          2. Special Warrant Indenture. See "Private Placement of Special Warrants and Plan of Distribution" and "Description of the Special Warrants and Warrants".

          3. Warrant Indenture. See "Private Placement of Special Warrants and Plan of Distribution" and "Description of the Special Warrants and Warrants".

          4. Securities Purchase Agreement. See "2005 Financing Transactions - Laurus Transaction".

          5. Convertible Note of Hemosol. See "2005 Financing Transactions - Laurus Transaction".

          6. Amended and Restated Commitment Letter. See "2005 Financing Transactions - Amendments to BNS Facility".

          7. MDS Subscription Agreement. See "2005 Financing Transactions - Amendments to BNS Facility".

          8. MDS guarantee Extension. See "2005 Financing Transactions - Amendments to BNS Facility".

          9. License Agreement. See "Recent Developments - Strategic Alliance with ProMetic".

          10. ProMetic License Amendments. See "Recent Developments - 2005 Financing Transactions - Issuance of Common Shares to ProMetic".

          11. Plan of Arrangement. See "Recent Developments - Arrangement with MDS".

          12. Warrant indenture dated as of November 28, 2003 between Hemosol Inc. and Computershare.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

           Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our common shares or warrants, referred to for purposes of this discussion as a U.S. holder, that is:

          o    an individual who is a citizen or resident of the United States;

          o a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state;

          o an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

          o a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

           This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to owning our common shares and warrants. This summary considers only U.S. holders that will own common shares and warrants as capital assets.

           This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax, any state, local or non-United States tax laws or United States federal income tax consequences to holders that are subject to special treatment, including, but not limited to:

          o    taxpayers who are broker-dealers or insurance companies;

          o    taxpayers who have elected mark-to-market accounting;

          o    tax-exempt organizations;

          o regulated investment companies, financial institutions or "financial services entities";

          o taxpayers who hold our common shares or warrants as part of a straddle, "hedge" or "conversion transaction" or other integrated transaction;

          o certain expatriates or former long-term residents of the United States;

          o holders who received our common shares or warrants as compensation;

          o holders owning directly, indirectly or by attribution at least 10% of our voting power; and

          o    U.S. holders whose functional currency is not the U.S. dollar.

           Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold common shares or warrants through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. holder (a "non-U.S. holder") are also discussed below.

EACH HOLDER IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF OUR COMMON SHARES OR WARRANTS.

         Taxation of Common Shares and Warrants

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

           In the case of a U.S. holder that is a corporation, a dividend from a non-U.S. corporation will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction. In the case of an individual U.S. holder (as well as in the case of certain trusts and estates), dividends are generally subject to tax at ordinary income rates of up to 35% as well. Certain "qualified dividends" received by certain non-corporate shareholders before the taxable year beginning January 2009 are eligible for a reduced 15% rate of federal income tax if the stock is readily tradable on an established securities market in the U.S. and certain other requirements are met. However, "qualified dividends" do not include any dividend paid by a non-U.S. corporation that is treated, or was treated in the prior taxable year, as a PFIC.

           Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars on the date of receipt will realize no foreign currency gain or loss. If the U.S. holder converts the foreign currency to U.S. dollars on a date subsequent to receipt, such U.S. holder will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar from the date of receipt to the date of conversion, which will generally be U.S. source ordinary income or loss.

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

           We believe that we will have no earnings and profits in the taxable year ending on December 31, 2005. We expect that we will be a PFIC for 2005. In such event, any dividends paid to a U.S. holder would not be "qualified dividends" eligible for the preferential 15% rate of tax.

           Taxation of the Disposition of Common Shares or Warrants. Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of common shares or warrants, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's basis and the amount realized on the disposition. A U.S. holder's basis in property is usually the cost of such property. In the case of warrants that were acquired as a unit with stock or other property, the cost is the portion of the issue price of the unit that was allocated to the warrant. In the case of shares received upon exercise of a warrant, the cost is the portion of the issue price of the unit that was allocated to the warrant plus the exercise price of the warrant. U.S. holders who participated in the Arrangement should refer to the section, "United States Federal Income Tax Consequences of the Arrangement", which is in the Circular they received in connection with the Arrangement, for discussion regarding such holder's basis in common shares received pursuant to the Arrangement.

           A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of common shares or warrants held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Long-term capital gains recognized by certain non-corporate holders before January 1, 2009 may qualify for a reduced rate of taxation of 15% or lower. See the Circular, "United States Federal Income Tax Consequences of the Arrangement", for a discussion regarding the U.S. holder's holding period in its common shares received pursuant to the Arrangement. Gains recognized by a U.S. holder on a sale, exchange or other disposition of common shares or warrants will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. holder on the sale, exchange or other disposition of common shares or warrants generally is allocated to U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares or warrants is subject to limitations. A U.S. holder that receives foreign currency upon disposition of common shares or warrants and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

           Exercise or Lapse of the Warrant. Subject to the discussion of the PFIC rules below, a U.S. holder generally will not recognize gain or loss upon the exercise of a warrant, except with respect to any cash received in lieu of a fractional share. Stock acquired pursuant to the exercise of a warrant acquires a tax basis equal to the U.S. holder's tax basis in the warrant, increased by the premium paid to exercise the warrant, less the portion of such basis allocable to the fractional share (if any). The holding period of such share would begin on the date of exercise of the warrant.

           If the terms of a warrant provide for any adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrants, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the holder of the warrants. Conversely, the absence of an appropriate adjustment may result in a constructive distribution that could be taxable to the U.S. holders of the stock. See "--Taxation of Dividends Paid on Common Shares."

           If a warrant is allowed to lapse unexercised, a U.S. holder would have a capital loss equal to such holder's tax basis in the warrant. Holders who elect to exercise a warrant other than by paying the exercise price in cash should consult their tax advisors regarding the tax treatment of such an exercise, which may vary from that described above.

           Tax Consequences If We Are a Passive Foreign Investment Company. We will be a PFIC for U.S. federal income tax purposes if 75% or more of our gross income in a taxable year, including the pro-rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that it is likely that we were a PFIC during 2004 and will continue to be classified as a PFIC for the 2005 taxable year, as discussed below.

           If we are a PFIC, each U.S. holder, upon certain excess distributions by us and upon disposition of the common shares or warrants at a gain, would be liable to pay tax at the highest then prevailing income tax rate on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the common shares or warrants. This tax would only be applicable if the U.S. holder did not elect either to treat us as a qualified electing fund, or QEF, or mark our common shares to market, as discussed below. Additionally, if we are a PFIC, a U.S. holder who acquires common shares or warrants from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such common shares or warrants. Instead, such U.S. holder would have a tax basis equal to the deceased's basis, if lower.

           If a U.S. holder has made a QEF election covering all taxable years during which the holder held the common shares and we were a PFIC, distributions and gains will not be taxed as if recognized ratably over the taxpayer's holding period or subject to an interest charge, nor will the denial of a basis step-up at death described above apply. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder's pro-rata share of the ordinary earnings of the QEF as ordinary income and a pro-rata share of the net capital gain of the QEF as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed. Undistributed income is subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. U.S. holders may not make a QEF election with respect to warrants. As a result, if a U.S. holder sells warrants, any gain will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if the company were a PFIC at any time during period the U.S. holder held the warrants. If a U.S. holder that exercises warrants properly makes a QEF election with respect to the newly acquired stock, the adverse tax consequences relating to PFIC stock will continue to apply with respect to the pre-QEF election period, unless the holder makes a purging election. The purging election creates a deemed sale of the stock acquired on exercising the warrants. The gain recognized by the purging election would be subject to the special tax and interest charge rules, treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. holder would have a new basis and holding period in the stock acquired on the exercise of the warrants for purposes of the PFIC rules.

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

           Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC will generally apply for subsequent years, whether or not it meets the requirements for PFIC status in those years. A U.S. holder who makes the QEF election discussed above for the first year the U.S. holder holds or is deemed to hold our shares and for which we are determined to be a PFIC, however, is not subject to the PFIC rules, including the QEF regime, for the years that we are not a PFIC.

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

           The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. We currently expect that a substantial portion of our gross income in the 2005 taxable year will consist of interest and other passive income. We also expect to have income from contract manufacturing activities. Accordingly, we cannot assure you that we will or will not be a PFIC in 2005 or in future years. However, we anticipate that we would cease to be a PFIC before the first year in which we expect to have net ordinary income or net capital gain which would be taxable to U.S. holders who make a QEF election.

           U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING THE ADVISABILITY, PROCEDURE AND TIMING OF MAKING A QEF ELECTION, IN CONNECTION WITH THEIR HOLDING OF OUR COMMON SHARES AND , INCLUDING WARRANTS OR RIGHTS TO ACQUIRE OUR COMMON SHARES.

              Tax Consequences for Non-U.S. Holders of Common Shares

           Except as described in "--Information Reporting and Back-up Withholding" below, a non-U.S. holder of common shares or warrants will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, common shares or warrants, unless:

          o such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

          o the non-U.S. holder is an individual who holds the common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, certain other conditions are met and does not qualify for an exemption.

           If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such item in the same manner as a U.S. holder unless otherwise provided in an applicable income tax treaty; a non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such item at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. holder's capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the shares or warrants.

                  Information Reporting and Back-up Withholding

           U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, and on the proceeds from the sale, exchange or the dispositions of, common shares or warrants. In addition, U.S. holders are subject to back-up withholding (currently at 28%) on dividends paid in the United States on common shares, and on the sale, exchange or other disposition of common shares or warrants, unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

           Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the sale, exchange or other disposition of, common shares, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption.

           Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

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

           See Item 4.B. "Information on the Company--History and Development of the Company--Recent Developments--Arrangement with MDS"

ITEM 15. CONTROLS AND PROCEDURES

           (a) Based on his evaluation of our disclosure controls and procedures conducted within 90 days of the date of filing this report on Form 20-F, our chief executive officer and chief financial officer has concluded that, as of the date of his evaluation, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) are effective.

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

ITEM 16B. CODE OF ETHICS.

           On June 22, 2004 our board of directors formally adopted a Code of Business Ethics and Conduct applicable to all our officers, directors and employees, as well as a Supplemental Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer and other senior officers. The Code of Business Ethics and Conduct is referenced as Exhibit 16.1 and the Supplemental Code of Ethics is referenced as Exhibit 16.2.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

           (a) Audit Fees

           Aggregate audit fees of $220,214 for the fiscal year ended December 31, 2004 and $157,825 for the fiscal year ended December 31, 2003 were billed by our principal accountant, Ernst & Young, to us for professional services normally provided for the audit of our annual financial statements or services in connection with statutory and regulatory filing statements.

           (b) Audit-Related Fees

           No fees were billed for the fiscal year ended December 31, 2004 and $23,005 for the fiscal year ended December 31, 2003 for assurance and related services by our principal accountant, Ernst & Young, reasonably related to the performance of the audit or review of our financial statements.

           (c) Tax Fees

           $77,500 in fees were billed for the fiscal year ended December 31, 2004 and $48,704 for the fiscal year ended December 31, 2003 for professional services rendered by our principal accountant, Ernst & Young, for Canadian tax compliance, tax advice, and tax planning for us, our Canadian federal and provincial tax returns, our U.S. federal income tax returns, and our first, second and third quarter fiscal tax provisions.

           (d) All other fees

           No fees were billed for the fiscal year ended December 31, 2004 and $197,976 were billed for the fiscal year ended December 31, 2003 for services related to the Arrangement.

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

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS.

           In May 2004 an associate of Lee Hartwell, our President, Chief Executive Officer and Chief Financial Officer and a director, purchased 10,000 Common Shares in the open market at an average price of $1.0925 per share, and in November 2004 Michael Matthews, our Vice President, Clinical and Regulatory Affairs, purchased 10,000 Common Shares in the open market at an average price of US$0.615 per share. These shares were not purchased as part of any publicly announced plans or programs. Except as described above, during the fiscal year ended December 31, 2004, neither Hemosol nor any affiliated purchaser, as defined in Rule 10b-18(a)(3) under of the Securities Exchange Act of 1934, as amended, has purchased any Common Shares. However, as part of the Arrangement, on April 30, 2004 all shareholders of Hemosol Inc., including affiliated purchasers, effectively exchanged each outstanding common share of Hemosol Inc. (renamed as LPBP Inc.) for a one Common Share of the Company. See "Item 4.A - Information on the Company - Arrangement with MDS" above.


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

ITEM 19.  EXHIBITS

           The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

Exhibit
  No.          Description
  ---          -----------

  1.1          Articles of Incorporation of the Company (1)

  1.2          Articles of Amendment of the Company

  1.3          Bylaws of the Company (1)

  2            See exhibits 1.1, 1.2 and 1.3 above

  4.1          Commitment Letter by The Bank of Nova Scotia, dated October 25,
               2002 (2)

  4.2 Supplemental Agreement, dated as of November 22, 2002, between Hemosol Inc. and The Bank of Nova Scotia (2)

  4.3 Supplemental Agreement, dated as of April 29, 2003, between Hemosol Inc. and The Bank of Nova Scotia (18)

  4.4 Supplemental Agreement, dated as of December 29, 2003, between Hemosol Inc. and The Bank of Nova Scotia (18)

  4.5 Assignment, Assumption and Release Agreement, dated as of April 30, 2004, among Hemosol Inc., Hemosol LP, MDS Inc., and The Bank of Nova Scotia. (18)

  4.6          Arrangement Agreement, dated February 11, 2004, between MDS Inc.
               and Hemosol Inc. (3)

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

  4.10         Form of Escrow Agreement (7)

  4.11 Warrant Indenture, dated November 28, 2003, between Hemosol and Computershare (8)

  4.12         Labco Indemnity Agreement (9)

  4.13 Letter of Understanding between MDS and Hemosol, accepted and agreed to by Hemosol on October 31, 2003, as amended (10)

  4.14         MDS guarantee (11)

  4.15         MDS Indemnity Agreement (12)

Exhibit
  No.          Description
  ---          -----------

  4.16 Memorandum of Understanding between MDS and Hemosol, dated October 22, 2002, as amended on December 23, 2003 (13)

  4.17         Form of New Hemosol MOU (14)

  4.18 Warrant Certificate, dated November 22, 2002, relating to the Tranche A Warrants (15)

  4.19         Form of Partnership Interest Transfer Agreement (16)

  4.20 Agency Agreement dated as of March 31, 2005 between Loewen, Ondaatje, McCutcheon Limited, Life Science Group, Inc. and Hemosol Corp.(17)

  4.21         Warrant Indenture dated as of April 8, 2005 between Hemosol Corp.
               and Computershare Trust Company Of Canada. (17)

  4.22         Amended and Restated Commitment Letter dated March 30, 2005. (17)

  4.23 First Amendment to the Amended and Restated Guarantee, dated as of April 8, 2005 between MDS Inc. and The Bank of Nova Scotia.
               (17)

  4.24 Subscription Agreement, dated as of April 8, 2005 between Hemosol Corp., Hemosol LP and MDS Inc. (17)

  4.25 Securities Purchase Agreement, dated as of March 30, 2005, by and between Hemosol Corp. and Laurus Master Fund, Ltd. (17)

  4.26 Secured Convertible Note, dated as of March 30, 2005 by Hemosol Corp. in favor of Laurus Master Fund, Ltd. (17)

  4.27 Special Warrant Indenture dated as of April 8, 2005 between Hemosol Corp. and Computershare Trust Company Of Canada. (17)

  4.28 Registration and Sale Participation Rights Agreement dated as of April 7, 2005 between Hemosol Corp. and MDS Inc.

  8            Subsidiaries of the Company

  12 Certification of CFO and CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

  13 Certification of CFO and CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  16.1         Code of Business Ethics and Conduct (18)

  16.2         Supplemental Code of Ethics (18)

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

(17) Incorporated by reference to the Form 6-K of Hemosol Corp. filed with the Commission on April 15, 2005.

(18) Incorporated by reference to the Form 20-F of Hemosol Corp. filed with the Commission on June 30, 2004.

                                   SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    HEMOSOL CORP.


                                    By:  /s/  LEE HARTWELL
                                         ---------------------------------------
                                         Name:  Lee Hartwell
                                         Title: President, Chief Executive
                                                Officer and Chief Financial
                                                Officer

Date:    June 30, 2005

                                  HEMOSOL CORP.
                     Incorporated under the laws of Ontario


TABLE OF CONTENTS TO FINANCIAL STATEMENTS

           Consolidated Annual Financial Statements for Years Ended December 31,
           ---------------------------------------------------------------------
2004, 2003 and 2002
-------------------

     Auditors' Report.....................................................F-2

     Comments by Auditors for U.S. Readers on Canada - U.S.
     Reporting Differences................................................F-2

     Consolidated Balance Sheets..........................................F-3

     Consolidated Statements of Loss......................................F-4

     Consolidated Statements of Deficit...................................F-5

     Consolidated Statements of Cash Flows................................F-6

     Notes to Consolidated Financial Statements...........................F-7

                                AUDITORS' REPORT


To the Shareholders of
HEMOSOL CORP.

We have audited the consolidated balance sheets of Hemosol Corp. [A Development Stage Company] as at December 31, 2004 and 2003 and the consolidated statements of loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
February 11, 2005, except as to note 21
which is as of March 31, 2005.              Chartered Accountants


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 11, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.


Toronto, Canada,
February 11, 2005, except as to note 21
which is as of March 31, 2005 and
note 21(b) which is as of June 16, 2005.     Chartered Accountants

HEMOSOL CORP.
[A Development Stage Company]
Incorporated under the laws of Ontario

                           CONSOLIDATED BALANCE SHEETS
    [See Note 2 - Going Concern Uncertainty and Note 21 - Subsequent Events]

As at December 31
[in thousands of dollars]

                                                                          2004               2003
                                                                            $                  $
-------------------------------------------------------------------------------------------------------------
ASSETS [note 13[a]]
CURRENT
Cash and cash equivalents                                                4,230              8,125
Cash held in escrow [notes 9[d] and 10]                                  1,000                448
Prepaids and other assets                                                  366                735
Inventory [note 4]                                                       1,329              1,274
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                     6,925             10,582
-------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net [note 5]                             83,104             83,881
Patents and trademarks, net [note 6]                                     1,164              1,368
License technology, net [note 7]                                         5,022              2,520
Deferred charges, net [note 8]                                             177              2,026
-------------------------------------------------------------------------------------------------------------
                                                                        96,392            100,377


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                                 2,538              3,394
Short-term debt [note 13]                                               20,000             20,000
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               22,538             23,394
-------------------------------------------------------------------------------------------------------------
Minority interest [note 9[a]]                                            5,163                 --
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       27,701             23,394
-------------------------------------------------------------------------------------------------------------
Commitments and contingencies [notes 7 and 17]

SHAREHOLDERS' EQUITY
Common shares [note 11[a]]                                             311,711            305,983
Warrants and options [note 11[b]]                                       14,080             15,642
Contributed surplus [note 9[c]]                                          9,125              8,535
Deficit                                                               (266,225)          (253,177)
-------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                              68,691             76,983
=============================================================================================================
                                                                        96,392            100,377
=============================================================================================================

See accompanying notes

On behalf of the Board:

          /s/ Edward McCormack                  /s/ Lee Hartwell
          Chairman of the Audit Committee       Director and
          and Director                          Chief Executive Officer

HEMOSOL CORP.
[A Development Stage Company]

                         CONSOLIDATED STATEMENTS OF LOSS


Years ended December 31
[in thousands of dollars except per share data]

                                                            2004             2003            2002
                                                              $               $                $
-------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development
   Scientific and process [note 4]                        10,605           10,773          15,271
   Regulatory and clinical                                 1,255            5,817          17,173
Administration                                             5,101            6,586           6,115
Marketing and business development                           972            1,760           6,018
Support services                                             638            1,297           2,602
Write-off of property, plant and equipment [note 5[v]]        --            4,654              --
Write-off of patents and trademarks [note 6]                  --              846              --
Foreign currency translation loss                             32              380             246
-------------------------------------------------------------------------------------------------------------
Loss from operations                                      18,603           32,113          47,425
Amortization of deferred charges [note 8]                  2,150            5,009           1,587
Write-off of deferred charges [note 8]                        --               --           6,453
Interest income                                             (174)            (153)           (842)
-------------------------------------------------------------------------------------------------------------
Interest expense                                           1,004              688              --
Net gain on Arrangement [note 9[d]]                       (6,838)              --              --
-------------------------------------------------------------------------------------------------------------
Miscellaneous income [note 16]                                --           (2,871)             --
-------------------------------------------------------------------------------------------------------------
Loss before minority interest and income taxes            14,745           34,786          54,623
Minority interest [note 9[a]]                             (1,074)              --              --
Provision for (recovery of) income taxes [note 12]
-------------------------------------------------------------------------------------------------------------
    Current                                                  200              156             211
-------------------------------------------------------------------------------------------------------------
    Future                                                (3,723)              --              --
-------------------------------------------------------------------------------------------------------------
                                                          (3,523)             156             211
-------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                     10,148           34,942          54,834
-------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE [NOTE 21(B)]              $0.72            $2.99           $4.93
-------------------------------------------------------------------------------------------------------------


WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING [NOTE 21(B)]                                  14,166           11,709          11,128
-------------------------------------------------------------------------------------------------------------

See accompanying notes

HEMOSOL CORP.
[A Development Stage Company]

                       CONSOLIDATED STATEMENTS OF DEFICIT


Years ended December 31
[in thousands of dollars]


                                                            2004             2003            2002
                                                              $               $                $
-------------------------------------------------------------------------------------------------------------

Deficit, beginning of year                               253,177          218,235         163,401
Net loss for the year                                     10,148           34,942          54,834
-------------------------------------------------------------------------------------------------------------
Distribution [note 9[e]]                                   2,900               --              --
-------------------------------------------------------------------------------------------------------------
Deficit, end of year                                     266,225          253,177         218,235
-------------------------------------------------------------------------------------------------------------

See accompanying notes

HEMOSOL CORP.
[A Development Stage Company]

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
[in thousands of dollars]

                                                             2004                2003            2002
                                                               $                   $                $
-------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss for the year                                       (10,148)           (34,942)        (54,834)
Add (deduct) items not involving cash
   Amortization of property, plant and equipment              2,156              2,276           2,450
   Write-off of property, plant and equipment [note 5[v]]        --              4,654              --
   Amortization of license technology                           260                 --              --
   Amortization of patents and trademarks                       204                134             115
   Write-off of patents and trademarks [note 6]                  --                846              --
   Amortization of deferred charges                           2,150              5,009           1,587
   Write-off of deferred charges [note 8]                        --                 --           6,453
   Write-off of inventory [note 4]                               --              1,676              --
   Gain on sale of equipment [note 5[iii]]                       --             (1,100)             --
   Stock-based compensation                                   2,972                 --              --
   Future income taxes                                       (3,723)                --              --
   Minority interest                                         (1,074)                --              --
   Net gain on Arrangement [note 9[d]]                       (6,838)                --              --
   Foreign currency translation loss (gain)                      31                (79)             52
-------------------------------------------------------------------------------------------------------------
                                                            (14,010)           (21,526)        (44,177)
Net change in non-cash working capital balances
   related to operations [note 19]                             (542)            (5,129)          3,818
-------------------------------------------------------------------------------------------------------------
Cash used in operating activities                           (14,552)           (26,655)        (40,359)
-------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                       --               (172)           (327)
Purchase of license technology [note 7]                      (1,502)                --              --
Proceeds on sale of tax losses [note 9[d]]                   12,898                 --              --
Proceeds on sale of equipment                                    --              1,100              --
Sale of short-term investments                                   --                 --          67,052
Purchase of property, plant and equipment                    (1,379)            (8,361)        (31,699)
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities              10,017             (7,433)         35,026
-------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                           223                 --          22,170
Proceeds on issuance of Series A special warrants                --              5,021              --
Proceeds on issuance of Series B special warrants                --                448              --
Proceeds from short-term debt                                    --             20,000              --
Payment of share issue costs                                     --               (466)         (1,351)
Payment of debentures                                            --             (5,000)             --
Payment of debt issue costs                                      --                 --            (640)
Proceeds on issuance of debentures                               --                 --           5,000
Cash put in escrow [note 10]                                     --               (448)         (5,000)
Cash released from escrow [notes 10 and 14]                     448              5,000              --
-------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                           671             24,555          20,179
-------------------------------------------------------------------------------------------------------------

Effect of exchange rates on cash and
   cash equivalents                                             (31)                79             (52)
-------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents
   during the year                                           (3,895)            (9,454)         14,794
Cash and cash equivalents, beginning of year                  8,125             17,579           2,785
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                        4,230              8,125          17,579
=============================================================================================================
See accompanying notes

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


1. DESCRIPTION OF BUSINESS

Hemosol Corp. [the "Company" or "Hemosol"] was incorporated on February 24, 2004 under the Business Corporations Act (Ontario) and is the successor to Hemosol Inc. [subsequently renamed LPBP Inc.], which was incorporated on July 11, 1985. The Company became the successor to Hemosol Inc. on April 30, 2004, upon the completion of a Plan of Arrangement ["Arrangement"] involving Hemosol Inc., its security holders and MDS Inc. ["MDS"], a related party that allowed the Company's business to benefit from the effective transfer of a significant portion of its existing and unutilized income tax losses and other tax assets through a transaction that resulted in the Company's business receiving $16 million [see note 9]. The accompanying consolidated financial statements of the Company have been prepared on a continuity of interest basis from Hemosol Inc. to reflect the impact of the Arrangement.

The Company is a biopharmaceutical company focused on the development and manufacture of biologics, particularly blood-related proteins. The Company is currently in the process of implementing a novel cascade purification process to recover valuable proteins from human plasma, referred to as the "Cascade". The Company was granted exclusive North American rights for the implementation of the Cascade and commercialization of plasma-based therapeutic protein products derived using the Cascade as part of a strategic alliance with ProMetic Biosciences Inc. ["ProMetic"]. The Company intends to leverage its Meadowpine manufacturing facility [the "Meadowpine Facility"] to produce plasma-based therapeutic protein products using the Cascade. The Company is also advancing a number of initiatives to generate revenue through the provision of blood related manufacturing services to biotechnology and biopharmaceutical companies.

In addition to the implementation of the Cascade, the Company is continuing to develop a portfolio of protein-based therapeutics to treat certain infectious diseases, cancers and anemia. To date, the Company has not earned significant revenues and is considered to be an enterprise in the development stage.

2. GOING CONCERN UNCERTAINTY

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company is in its development stage and has incurred cumulative net losses since inception, including a net loss of $10,148 in 2004, and has a working capital deficit of $15,613 and an accumulated deficit of $266,225 as at December 31, 2004. As a result, the Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market, either on its own or with partners.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


The Company is actively pursuing further opportunities to generate revenues and reduce its cash burn such as using its Meadowpine Facility to provide manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products.

The Company believes that it will be successful in pursuing other opportunities or securing additional financing and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time [see note 21 (a) - Subsequent Events].

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

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. The impact of significant differences between Canadian and U.S. generally accepted accounting principles ["U.S. GAAP"] is set out in note
22. Significant accounting policies are summarized as follows:

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

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with maturities of 90 days or less at date of acquisition to be cash equivalents. As at December 31, 2004, cash and cash equivalents included cash equivalents of $2.1 million [2003 - $5.1 million] with effective interest rates of 2.41% [2003 - 2.76%].

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


INVENTORY

Inventory consists of raw materials that can be used in production for commercial or research purposes. Inventory is valued at the lower of direct acquisition cost, determined on a first-in, first-out basis, and replacement cost.

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

Patent and trademark costs represent acquired technology from third parties. Internal costs incurred on patents and trademarks are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when property, plant and equipment are available for use and is provided using the straight-line method over their estimated useful lives as follows:

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

LICENSE TECHNOLOGY

License technology costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 15 years.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets such as property, plant and equipment, patents and trademarks and license technology for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When indicators of impairment of the carrying value of long-lived assets exist, and the carrying value is greater than the net recoverable value, an impairment loss is recognized to the extent that the fair value is below the carrying value.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse.

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

FOREIGN CURRENCY TRANSLATION

For integrated foreign operations, monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rates while non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated using the average exchange rate for the fiscal year. Realized and unrealized foreign exchange gains or losses are included in the consolidated statements of loss.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

Monetary assets and liabilities of the Company's domestic operations denominated in foreign currencies are translated into Canadian dollars using exchange rates at the year end while non-monetary assets and liabilities are translated using exchange rates in effect on the date of the transaction. Revenue and expenses are translated at the rates of exchange in effect on the dates of the transactions. Gains or losses arising from the translation of foreign currencies are included in the consolidated statements of loss.

The functional currency of the Company and its subsidiary is the Canadian dollar.

LOSS PER SHARE

Basic loss per share is computed using the weighted monthly average number of shares outstanding during the year. Diluted earnings per share are computed using the treasury stock method. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore options and warrants are excluded from the computation.

STOCK-BASED COMPENSATION

The Company has two stock-based compensation plans, which are described in note
11. Stock options and warrants awarded to non-employees on or after January 1, 2002 are accounted for using the fair value method. Stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method. Fair value is calculated using the Black-Scholes option-pricing model with the assumptions described in note
11. In addition to non-cash stock-based compensation expense, consideration received on the exercise of stock options and warrants is credited to share capital.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for inventory, basis for stock-based compensation, impairment of patents and trademarks and other long-lived assets and the useful lives of long-lived assets.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

4. INVENTORY

During 2003, the Company wrote off inventory in the amount of $1,676 which mainly related to perishable materials related to the production of HEMOLINK.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                       2004                        2003
                                                --------------------       -----------------------
                                                         ACCUMULATED                  ACCUMULATED
                                                COST    AMORTIZATION        COST     AMORTIZATION
                                                  $           $               $           $
----------------------------------------------------------------------------------------------------------
Land                                             2,782           --         2,782           --
Building and building services equipment        17,198       2,048        17,193         1,362
Technical equipment [ii], [v]                   74,858      10,517        73,484         9,705
Furniture and fixtures                           2,538       1,753         2,538         1,352
Computer equipment [iv]                          1,930       1,884         1,930         1,656
Leasehold improvements [iii]                       155         155           155           126
----------------------------------------------------------------------------------------------------------
                                                99,461      16,357        98,082        14,201
Less accumulated amortization [i]               16,357                    14,201
----------------------------------------------------------------------------------------------------------
NET BOOK VALUE                                  83,104                    83,881
----------------------------------------------------------------------------------------------------------

     [i] Amortization of property, plant and equipment for the year ended December 31, 2004 was $2,156 [2003 - $2,276; 2002 - $2,450].

     [ii] Technical equipment is still undergoing construction to prepare for the implementation of the Cascade technology. The carrying value of the assets considered to be unavailable for use is approximately $63,000 in 2004. Amortization on the technical equipment began in January 2005, when the equipment was considered available for use.

    [iii] On December 1, 2003, the Company cancelled the lease on its pilot facility for nil expense. The Company also sold equipment from its pilot facility, with a net book value of nil, for proceeds of $1,100 [note 16]. Cost and accumulated amortization of the pilot facility sold were $8,168.

     [iv] In 2003, the Company sold fully amortized computers for minimal value, with cost and accumulated amortization of $127.

     [v] In 2003, the Company wrote off costs of $4,654 for impaired equipment related to the commercial production of HEMOLINK.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


6. PATENTS AND TRADEMARKS

Patents and trademarks consist of the following:


                                                                          2004               2003
                                                                            $                  $
------------------------------------------------------------------------------------------------------------------------------------

Patent and trademark costs                                               2,108              2,108
Less accumulated amortization                                              944                740
------------------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE                                                           1,164              1,368
------------------------------------------------------------------------------------------------------------------------------------

Amortization of patents and trademarks for the year ended December 31, 2004 was $204 [2003 - $134; 2002 - $115]. In 2003, the Company wrote off costs determined to have no future benefit in the amount of $846.

7. LICENSE TECHNOLOGY

License technology consists of the following:

                                                                          2004               2003
                                                                            $                  $
------------------------------------------------------------------------------------------------------------------------------------

License costs                                                            5,282              2,520
Less accumulated amortization                                              260                 --
------------------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE                                                           5,022              2,520
------------------------------------------------------------------------------------------------------------------------------------

Pursuant to a memorandum of understanding entered into by the Company on December 3, 2003, the Company entered into definitive license and strategic alliance agreements with ProMetic on June 2, 2004, which provides the Company with a North American license for a novel cascade purification process, referred to as the Cascade, developed by ProMetic and the American Red Cross to recover proteins from human plasma. The Company will use this technology to manufacture products for sale into the North American market. Commercial sales of therapeutic products manufactured using the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated. As consideration for entering into the binding memorandum of understanding, Hemosol issued 500,000 common shares [see Note 21(b)] to ProMetic recorded at $5.04 per share. This represents the average closing market price per share from December 1 to December 5, 2003, inclusive. On June 2, 2004, upon entering into the definitive license and strategic alliance agreements with ProMetic, the Company paid $1.5 million in cash and also issued 250,000 common shares (see note 21 (b)) to ProMetic. These common shares have been recorded at

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

$5.04 per share which amounts to a total consideration of $1,260. The Company has also agreed to pay ProMetic milestone payments with a maximum aggregate value of approximately $14,000. These milestone payments will be due and payable by Hemosol to ProMetic following the achievement of four separate predetermined technical and regulatory milestones as follows:


MILESTONES                                                                               PAYMENT $
------------------------------------------------------------------------------------------------------------------------------------

Process Definition of the Cascade at Pilot-Scale [30L Plasma Batch Size and targeted
   yields to be defined as part of the License]                                            4,000
First Investigational New Drug for Clinical Trial Supply by Hemosol for investigational
   product                                                                                 2,500
Production of Conformance Lots for First Commercial Product in Hemosol Facility            2,500
Licensure of First Product                                                                 5,000
------------------------------------------------------------------------------------------------------------------------------------

In addition to the license fee, the ProMetic memorandum of understanding also provides that Hemosol will pay ProMetic royalty fees of 8% of net sales of products produced using the Cascade to resellers and a royalty of 5% of net sales of products produced using the Cascade to end-users, both on a worldwide basis.

8. DEFERRED CHARGES

Deferred charges consist of the following:
                                                                          2004               2003
                                                                            $                  $
------------------------------------------------------------------------------------------------------------------------------------

Deferred debt issue costs                                                8,185              7,545
Deferred share issue costs                                                  --                339
Less accumulated amortization                                            8,008              5,858
------------------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE                                                             177              2,026
------------------------------------------------------------------------------------------------------------------------------------

Deferred debt issue costs represent costs related to the establishment of the Company's $20 million credit facility [note 13[a]] in 2002. The non-cash portion of these costs related to warrants issued during 2004 [note 11[a]] amounting to $640 [2003 - nil; 2002 - $7,080]. Amortization of deferred debt issue costs for the year ended December 31, 2004 was $2,150 [2003 - $5,009; 2002 - $1,587].

Deferred share issue costs represent costs related to the issuance of common shares and warrants that closed on January 22, 2004 [note 11]. These costs were charged against the gross proceeds of the related issuance of common shares.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

Deferred debt issue costs in 2001 related to the establishment of the Company's $35 million senior credit facility and $12.5 million subordinate credit facility. Total deferred debt issue costs of $6,453 were written off during 2002 as a result of the cancellation of these facilities.

9. ARRANGEMENT

On April 30, 2004, the Company concluded the Arrangement with MDS, a shareholder with greater than 10% shareholding in the Company, which has two appointees to the Board of Directors and has guaranteed the Company's credit facility, under which the Company, through a reorganization of the Company's business and certain MDS diagnostic assets, exchanged a significant portion of its existing and unrecognized accumulated future tax assets amounting to approximately $120 million and a 7% ownership in Hemosol LP for cash of $16 million, a 0.5% ownership in LPBP Inc. and the surrender of 625,000 [see note 21(b)] Hemosol warrants that were issued, or to be issued, to MDS in exchange for providing a guarantee in relation to the Company's credit facility.

Hemosol LP is a newly formed Ontario limited partnership that assumed all the assets and liabilities of Hemosol Inc. immediately prior to concluding the Arrangement except for a significant portion of the Company's accumulated and unrecognized tax losses and other tax assets. The Company is the general partner of Hemosol LP and owns 93% of the partnership interests thereof. LPBP Inc. is a limited partner and owns 7% of the partnership interests in Hemosol LP. Hemosol has consolidated Hemosol LP in these consolidated financial statements and has eliminated all significant intercompany transactions.

LPBP Inc. is a limited partner and owns 99.99% of the partnership interests in the Labs Partnership, which is a newly formed partnership that owns certain assets relating to MDS Ontario clinical laboratory services business. MDS is the general partner, and indirectly owns 0.01% of the partnership interests, in the Labs Partnership. As part of the Arrangement, shareholders of Hemosol Inc. effectively exchanged each common share of Hemosol Inc. for a common share of Hemosol Corp. and a Class A common share of LPBP Inc. In aggregate, the Class A common shares of LPBP Inc. issued to shareholders of Hemosol Inc. equaled under 0.5% of the equity of LPBP Inc. As a result, the share ownership of Hemosol Corp. immediately after the Arrangement mirrored the share ownership of Hemosol Inc. immediately prior to the Arrangement.

In addition, outstanding convertible securities of Hemosol Inc. became convertible securities to purchase common shares of Hemosol on identical terms [other than a reduction of the exercise price by $0.16 per share [see Note 21(b)] to account for the fact that convertible security holders will not be entitled to receive Class A common shares of LPBP Inc. on exercise].

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


[a]  Minority interest

     The minority interest results from the 7% partnership interest held by LPBP Inc. in Hemosol LP.

[b]  Future tax liability

     The future tax liability arises from the tax basis of the Company's property, plant and equipment being lower than the net book value. Prior to the Arrangement, a future tax liability was not reflected in the Company's consolidated financial statements as previously the Company had future tax assets which were netted against these future tax liabilities. As a result of the Arrangement, such future tax assets now reside with LPBP Inc. and therefore the Company is required to recognize a future tax liability. This future tax liability has been offset by losses that have occurred since the Arrangement and is nil as of December 31, 2004.

[c]  Contributed surplus

     The Arrangement resulted in MDS surrendering 125,000[see note 21(b)] warrants previously issued in relation to providing a guarantee in relation to the Company's $20 million credit facility. This transaction has been reflected as an increase amounting to approximately $590 in contributed surplus and a corresponding decrease in outstanding non-employee warrants and options.

     The Arrangement also required MDS to reduce its entitlement upon extending the guarantee in relation to the Company's $20 million credit facility from 1,000,000 warrants to 500,000 warrants [see Note 21(b)]. There was no accounting impact as the warrants had not been issued.

[d]  Net gain on transfer of tax assets

     The net gain on this transaction amounted to $6,838 and has been recognized in the consolidated statements of loss. The net gain comprises cash received of $15,000, cash held in escrow of $1,000 [note 10] and the fair value of the 0.5% interest in LPBP Inc. amounting to $2,900 less the 7% minority interest in Hemosol LP owned by LPBP Inc. of $6,237, future tax liabilities that arise because of the transaction amounting to $3,723 and transaction costs of $2,102.

     The fair value of the 0.5% interest in LPBP Inc. was derived by management using a capitalized earnings before taxes, interest, depreciation and amortization approach of the MDS clinical laboratory testing business contributed to LPBP Inc. in addition to the net present value of the tax attributes residing in LPBP Inc. The results of this valuation were consistent with two independent valuation reviews performed in conjunction with the Arrangement.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


     All elements of the transaction are of a non-cash nature except for the $15,000 received in cash and the related transaction costs.

[e]  Distribution of 0.5% interest in LPBP Inc.

     The 0.5% interest in LPBP Inc. received by the shareholders in the amount of $2,900 has been recorded for accounting purposes as having been received by the Company and then distributed to the shareholders.

10. CASH HELD IN ESCROW

     On November 12, 2003, the Company issued 1,800,000 Series A special warrants and 160,450 Series B special warrants (see Note 21 (b)) for total gross proceeds of $5,881, less share issue costs of $539. Of these proceeds, $448 representing net proceeds from the Series B special warrants were received into escrow and subsequently paid to the Company on January 23, 2004.

     On April 30, 2004, Hemosol received cash proceeds of $16,000, on the date of closing of the Arrangement, from LPBP Inc., of which $1,000 is being held in escrow to satisfy pre-closing contingent liabilities, if any, relating to Hemosol LP remaining with LPBP Inc. which arise within the one-year period following April 30, 2004.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

11. SHARE CAPITAL [SEE NOTE 21(B)]

[a] Common shares

Authorized

Unlimited special shares, issuable in series
51,786 Series D special shares, voting, ranking equally with common shares Unlimited common shares
The changes in common shares are as follows:


                                         2004                      2003                      2002
                                --------------------       --------------------      ---------------------
                                  #             $           #               $          #                $
-----------------------------------------------------------------------------------------------------------------


BALANCE, BEGINNING OF YEAR   12,025,946     305,983      11,525,946      303,463   10,248,465       282,644
Issued for cash                      --          --              --           --    1,225,000        20,694
Issued as share issue costs          --          --              --           --       39,812            --
Issued to acquire license
   technology [note 7]          250,000       1,260         500,000        2,520           --            --
Employee options exercised
   for cash                          --          --              --           --       11,631            80
Issue of common shares under
   employee share purchase plan
   for cash                          --          --              --           --        1,038            45
Exercise of Series A and B
   special warrants           1,960,450       4,245              --           --           --            --
Exercise of common share
   purchase warrants             62,499         223              --           --           --            --
-----------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR         14,298,895     311,711      12,025,946       305,983  11,525,946       303,463
=================================================================================================================

On April 18, 2002, the Company issued 1,225,000 common shares and 612,500 common share purchase warrants for gross proceeds of $22,050 less share issue costs of $1,356. In addition, 39,812 common shares were issued as payment for $718 of share issue costs. Each warrant entitles the holder to purchase one common share at a price of $22.00 per common share at any time until their expiry date on April 18, 2003. The warrants were subject to redemption by the Company at nominal consideration commencing six months after closing if the common share price were greater than $32.00 for 20 consecutive trading days. During 2003, all 612,500 common share purchase warrants expired unexercised.

On December 3, 2003, the Company entered into the ProMetic memorandum of understanding and, as consideration, Hemosol issued 500,000 common shares to ProMetic. The common shares have been recorded at $5.04 per share [note 7], which amounts to a total consideration of $2,520. On June 2, 2004, Hemosol entered into definitive license and strategic alliance agreements with ProMetic and, as consideration, Hemosol paid $1,500 in cash and also issued 250,000 common shares to ProMetic. The common shares have been recorded at $5.04 per share, which amounts to a total consideration of $1,260.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


On January 22, 2004, all 1,800,000 Series A special warrants and 160,450 Series B special warrants were exercised for no additional consideration, after receiving shareholder approval, for 1,960,450 common shares and 980,225 common share purchase warrants. In addition, the Company issued 98,022 broker options as payment for share issue costs. The broker options have an exercise price of $2.84 and entitle the option holders to purchase, in aggregate, 98,022 common shares and 49,012 common share purchase warrants at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the option holders that the volume-weighted average price of a common share on the Toronto Stock Exchange ["TSX"] for 20 consecutive trading days is greater than or equal to $9.00. As at December 31, 2004, no broker options have been exercised.

Each of the 1,029,236 common share purchase warrants resulting from the exercise of the Series A and B special warrants and the 98,022 broker options entitle the holder to purchase one common share at a price of $3.44 per common share, at any time prior to the earlier of: [i] November 28, 2006; and [ii] 30 days following the date on which the Company notifies the warrant holders that the volume-weighted average price of a common share on the TSX for 20 consecutive trading days is greater than or equal to $9.00. As at December 31, 2004, a total of 62,499 common share purchase warrants have been exercised, of which 49,999 common shares were exercised prior to the Arrangement for a price of $3.60 and 12,499 where exercised after the Arrangement for a price of $3.44.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

[b] WARRANTS AND OPTIONS

The changes in warrants and options are as follows:


                                           2004                        2003                    2002
                                       --------------             --------------          --------------
                                      #              $          #             $         #              $
-------------------------------------------------------------------------------------------------------------------


BALANCE, BEGINNING OF YEAR         3,987,763      15,642     2,864,936      10,300      710,036       3,034
Issuance of employee options              --          --         6,903          --      178,938          --
Issuance of common share
   purchase warrants                 500,000         640            --          --    2,138,750       7,890
Cancellation of common share
   purchase warrants                (125,000)       (590)           --          --      (21,250)       (624)
Issuance of Series A and B
   special warrants                       --          --     1,960,450       5,342           --          --
Issuance of options to
   non-employees                          --          --            --          --          625          --
Exercise of employee options              --          --            --          --      (11,631)         --
Expired or forfeited employee
   options                            79,969          --      (232,026)         --     (130,532)         --
Expired or forfeited warrants             --          --      (612,500)         --           --          --
Cost of issuing common shares
   and Series A and B special warrants
   including the fair value of
   broker options                         --      (1,097)           --          --           --          --
Exercise of Series A and B
  special warrants                  (980,228)     (4,245)           --          --           --          --
Cancellation of old options         (297,822)         --            --          --           --          --
Issuance of replacement
  employee stock options             995,403       2,972            --          --           --          --
Issuance of broker options            98,022         758            --          --           --          --
Exercise of common share
  purchase warrants                  (62,499)         --            --          --           --          --
-------------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR               4,035,670      14,080     3,987,763      15,642     2,864,936     10,300
===================================================================================================================

During 2002, the Company granted 625 options with a fair value determined using the Black-Scholes option-pricing model of nil to external consultants for services performed. These options have an expiry date of 10 years from issuance and vest over a three-year period. To date, none of these options have been exercised.

On April 22, 2002, the Company entered into an amending agreement [the "Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility [note 13[b]]. In connection with the finalization of the Amended Facility, the Company cancelled 21,250 common share purchase warrants at an exercise price of $72.00 per share previously issued on November 10, 2000 in

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

connection with the Original Facility, and subsequently issued 26,250 new common share purchase warrants at an exercise price of $25.08 per share, which are exercisable at any time until their expiry date on April 22, 2007. The difference in fair value between the new and cancelled options determined using the Black-Scholes option-pricing model of approximately $186 is included in net loss for the year ended December 31, 2002. To date, none of these warrants have been exercised.

On November 22, 2002, the Company issued 1,500,000 common share purchase warrants at an exercise price of $3.84 per share in connection with the finalization of the $20 million credit facility [note 13[a]]. These warrants have been recorded at an estimated fair value of $7,080 using the Black-Scholes option-pricing model and are exercisable, in whole or in part, on or prior to the later of: November 22, 2005; and, if the guarantee is extended beyond the initial term, twelve months following the date upon which the credit facility is repaid in full. The repayment date of the credit facility is May 25, 2005. To date, none of these warrants have been exercised.

On April 30, 2004, in conjunction with the Arrangement, MDS surrendered 125,000 warrants previously issued in relation to the Company's $20 million credit facility [note 9[c]]

[c] EMPLOYEE STOCK PURCHASE PLAN

In June 2002, the Company's employee stock purchase plan [the "ESPP"] was suspended and subsequently terminated. The ESPP enabled non-management employees to purchase shares in the Company at 90% of the then current stock price and also provided non-interest bearing loans to designated employees to be used to subscribe for common shares. During the year ended December 31, 2002, 1,037 were issued to employees for gross proceeds of $45. Upon suspension of the ESPP, all outstanding loans were forgiven, and the underlying securities collateralizing the loans being approximately 6,750 common shares were sold by the Company. The difference between the carrying value of the loans and the fair market value of the shares to be sold was $205, which was written off during 2002.

[d] EMPLOYEE STOCK OPTION PLAN

The Company has granted options to purchase common shares of the Company to certain of its directors, executive officers, key employees and service providers. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service.

The options expire 10 years from the date of issuance. Options granted prior to December 7, 2000 vest over a four-year period and options granted on or subsequent to December 7, 2000 vest over a three-year period. The exercise price of the warrants is the market price of the common shares on the date immediately preceding the date of the grant. The aggregate number of common shares authorized for issuance under the stock option plan is 1,375,000.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

During 2004 and 2003, no options were exercised for cash consideration. In 2002, 11,631 options were exercised for cash considerations totaling $80.

On April 30, 2004, in conjunction with the Arrangement, Hemosol Inc. cancelled 297,822 Hemosol Inc.'s options and the Company issued 878,403 new options. The executives received 691,556 of these options with an exercise price of $3.44 vesting up to October 2004. The non-executives received 186,847 of these options with an exercise price of $6.24 vesting up to December 2005. For accounting purposes, the cancellation and issuance of new options to non-executives has been considered a modification. Subsequent to May 1, 2004, an additional 117,000 new options were granted to employees.

A summary of the status of the Company's employee stock option plan as at December 31, and changes during the years then ended, is presented below:

                                       2004                   2003                     2002
                                -------------------   ----------------------    -------------------
                                           WEIGHTED                 WEIGHTED                WEIGHTED
                                            AVERAGE                  AVERAGE                 AVERAGE
                                           EXERCISE                 EXERCISE                EXERCISE
                                SHARES       PRICE     SHARES         PRICE      SHARES       PRICE
                                   #           $          #              $           #           $
--------------------------------------------------------------------------------------------------------------
OUTSTANDING, BEGINNING OF YEAR    395,438     27.80       620,561       28.80    528,231       36.20
Granted                           995,403      4.00         6,903        8.60    178,938       10.80
Exercised                             --         --           --          --     (11,631)       6.92
Forfeited                        (377,791)    27.92      (232,026)      29.92    (74,976)      41.28
--------------------------------------------------------------------------------------------------------------
Outstanding, end of year        1,013,050      4.36       395,438       27.80    620,561       28.80


OPTIONS EXERCISABLE, END OF YEAR  772,213      4.16       260,503       29.92    239,266       33.80
--------------------------------------------------------------------------------------------------------------


WEIGHTED AVERAGE FAIR VALUE OF STOCK OPTIONS
--------------------------------------------------------------------------------------------------------------
   GRANTED DURING THE YEAR                     2.64                  25.44                    7.12
--------------------------------------------------------------------------------------------------------------

The following table summarizes information relating to the employee stock options as at December 31, 2004:


                                       OUTSTANDING                                 EXERCISABLE
                            --------------------------------------           ---------------------
                                        WEIGHTED         WEIGHTED                        WEIGHTED
RANGE OF                                 AVERAGE          AVERAGE                         AVERAGE
EXERCISE                                REMAINING        EXERCISE                        EXERCISE
PRICES                              CONTRACTUAL LIFE       PRICE                           PRICE
   $                        #            [years]             $                #              $
-------------------------------------------------------------------------------------------------------------
2.80 to 4.00              801,960          8.98             3.44            692,960          3.44
4.01 to 8.00              192,971          8.97             6.24             61,340          6.24
8.01 to 28.00              15,509          2.45            18.48             15,509         18.48
28.01 to 61.00              2,609          5.61            60.60              2,404         60.64
-------------------------------------------------------------------------------------------------------------
2.80 to 61.00           1,013,049          8.86             4.36            772,213          4.16
-------------------------------------------------------------------------------------------------------------

The Company does not recognize compensation expense for stock options granted to employees prior to January 1, 2003. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company prior to January 1, 2003.


                                                          2004              2003             2002
                                                           $                  $                $
-------------------------------------------------------------------------------------------------------------

Net loss as reported                                   (10,148)           (34,942)        (54,834)
Additional pro forma stock-based
   compensation expense                                   (483)            (2,055)         (1,615)
-------------------------------------------------------------------------------------------------------------
PRO FORMA NET LOSS                                     (10,631)           (36,997)        (56,449)
-------------------------------------------------------------------------------------------------------------


PRO FORMA BASIC AND DILUTED LOSS PER
     SHARE                                                0.75              3.16              5.07
=============================================================================================================

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

The fair values of all options granted during the following years were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                          2004              2003             2002
-------------------------------------------------------------------------------------------------------------

Expected option life [years]                                 5                  5               5
Volatility                                               1.009              1.080           0.714
Risk-free interest rate                                   2.6%               3.6%            3.2%
DIVIDEND YIELD                                               --               --               --
=============================================================================================================

The Black-Scholes option-pricing model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

12. INCOME TAXES

The provision for income taxes differs from those that would be obtained by applying the statutory rates as a result of the following:


                                                              2004            2003           2002
                                                                $               $              $
-------------------------------------------------------------------------------------------------------------

Loss before income taxes and minority interest              14,745          34,786         54,623
Statutory rates                                             36.12%           37.6%         38.62%
-------------------------------------------------------------------------------------------------------------
Expected income tax recovery                                (5,326)        (13,080)       (21,095)
Minority interest                                              388               --              --
Permanent differences                                           10              29             28
Stock option compensation                                    1,073               --              --
Gain not recognized for tax                                    (95)              --              --
Large Corporations Tax                                         200             156            211
Future tax benefits not recognized                             227          13,051         21,067
-------------------------------------------------------------------------------------------------------------
PROVISION FOR (RECOVERY OF) INCOME TAXES                    (3,523)            156              211
-------------------------------------------------------------------------------------------------------------

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


Significant components of the Company's future tax assets and liabilities as at December 31 are as follows:


                                                                          2004               2003
                                                                            $                  $
------------------------------------------------------------------------------------------------------------

Future tax assets
   Non-capital losses                                                      640             18,490
   Investment tax credits                                                  383             23,129
   Scientific research and experimental development expenses             2,643             73,000
   Share issue costs                                                       140              4,231
   Patents and trademarks                                                4,640               (129)
   Federal property, plant and equipment                                (4,500)             2,835
------------------------------------------------------------------------------------------------------------
   Ontario property, plant and equipment                                (2,846)            (2,953)
------------------------------------------------------------------------------------------------------------
                                                                         1,100            118,603
Valuation allowance                                                     (1,100)          (118,603)
------------------------------------------------------------------------------------------------------------
Net future tax assets                                                        --                --
------------------------------------------------------------------------------------------------------------

The provision for income taxes recorded during fiscal 2004 of $100 [2003 - $156; 2002 - $211] relates to Large Corporations Tax.

As part of the Arrangement, the Company sold its tax losses and other tax attributes for cash of $16 million. The future tax asset and liability associated with the depreciable property, plant and equipment and patents and trademarks are valued at $80 million as a result of the Arrangement.

In addition, the Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income. The total of such expenditures accumulated to December 31, 2004 is approximately $7,867 [2003 - $205,000; 2002 - $185,000].

At December 31, 2004, the Company has tax losses for Canadian tax purposes of $1,773 which expire in 2011. These losses can be used to offset future years' Canadian taxable income. The Company also has unclaimed Canadian scientific research investment tax credits of $528 which expire in 2014. These investment tax credits can be used to offset future years' Canadian federal taxes payable.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

13. SHORT-TERM DEBT

[a]  $20 million credit facility

     On October 25, 2002, the Company entered into a credit facility agreement [the "Facility"] with the Bank of Nova Scotia [the "Bank"] in the amount of $20 million. The obligations of the Company in connection with the Facility are secured by a fixed and floating first charge in favour of the Bank over all of the Company's real and personal property assets. The Facility replaced the Company's undrawn $35 million senior credit facility which had a $15 million cash collateral requirement. The terms of the Facility include less restrictive covenants and a reduced interest rate compared to the previous facility.

     The Facility, which was fully drawn in 2003, was initially set to expire on May 24, 2004, but was extendible for up to an additional twelve-month period. On October 22, 2002, the Company entered into a memorandum of understanding with MDS, pursuant to which MDS agreed to guarantee the Facility under a guarantee [the "MDS guarantee"]. Under the MDS guarantee, the Bank agreed to request payment from MDS prior to exercising its remedies under the security granted by the Company and MDS would be subrogated to and take an assignment of the rights and remedies of the Bank under the Facility and the security granted by the Company in connection with the Facility. Borrowings under the Facility bear interest at a rate of prime plus 1% per annum with interest payable monthly. In December 2003, the MDS guarantee was extended to October 21, 2004 and the expiry date of the Facility was extended from May 25, 2004 to October 1, 2004.

     On August 25, 2004, the Company, at its option, granted an additional 500,000 warrants to MDS pursuant to the terms of the guarantee agreement. As a result, the MDS guarantee expiration date was extended to June 20, 2005, in which case the Facility will be repayable on May 25, 2005.

     Tranche A Warrants

     In consideration for providing the MDS guarantee, 1,500,000 warrants [the "Tranche A Warrants"] were issued to MDS during the year ended December 31, 2002. Each Tranche A Warrant entitled MDS to subscribe for and purchase one common share at a price of $4.00. 1,250,000 Tranche A Warrants were exercisable, in whole or in part, from and after the date upon which the MDS guarantee was delivered by MDS [the "Guarantee Date"] and prior to the later of the third anniversary of the Guarantee Date, and, if the loan is not repaid within 15 months of the Guarantee Date [the "Initial Term"], 12 months following the date upon which the loan is repaid in full.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

     For each whole or part month that the loan remains outstanding beyond the Initial Term [to a maximum of three additional months] [each such whole or part month being an "Extention Month"], MDS would be entitled to exercise Tranche A Warrants entitling it to subscribe for 83,333 common shares at any time during the period from and after the first day of the subject Extension Month and prior to the third anniversary of such date. As the Initial Term expired on January 22, 2004, MDS became entitled to exercise 83,333 Tranche A Warrants on each of February 22, 2004, March 22, 2004 and April 22, 2004.

     Since the Facility remained outstanding beyond April 22, 2004, all of the 1,500,000 Tranche A Warrants are now exercisable.

     Pursuant to the Arrangement, the Tranche A Warrants were amended such that the aggregate number of common shares to which MDS is entitled was reduced by 125,000, as a result of which MDS is currently entitled to acquire only 1,375,000 common shares upon the exercise of the Tranche A Warrants. This reduction was effected by reducing by 50% MDS's entitlement to acquire common shares which vested on February 22, 2004, March 22, 2004 and April 22, 2004. As a result of the Arrangement, MDS currently holds warrants of the Company that entitle MDS to acquire, on the due exercise, thereof, up to 1,375,000 common shares. On terms and conditions identical to the terms and conditions of the Tranche A Warrants, with the exception of the exercise price, which was reduced by $0.16 per Tranche A Warrant to $3.84.

Tranche B Warrants

The original memorandum of understanding between the Company and MDS [the "MDS MOU"] contemplated that, in the event that regulatory approval is obtained to issue an additional 1,000,000 warrants [the "Tranche B Warrants"] to MDS on a date which is at least six months from the Guarantee Date to entitle MDS to subscribe for and purchase up to 1,000,000 common shares at a price of $4.00 per common share, the Facility may be extended for up to 12 additional months [to a maximum of 30 months in the aggregate]. In such case, the Company would issue 1,000,000 Tranche B Warrants to MDS following receipt of regulatory approval to do so. For each whole or part month that the Facility remains outstanding beyond 18 months [to a maximum of 12 additional months] [each such whole or part month being an "Additional Extension Month"], MDS would be entitled to exercise Tranche B Warrants entitling it to subscribe for 83,333 common shares [83,334 in the final Additional Extension Month, to reach a total of 1,000,000] at any time during the period from and after the first day of the subject Additional Extension Month and prior to the earlier of the third anniversary of such date and the fifth anniversary of the Guarantee Date. Pursuant to the Arrangement, the MDS MOU was terminated and the Company and MDS entered into a new memorandum of understanding [the "New Hemosol MOU"]. The New Hemosol MOU sets out the terms and conditions of the right of MDS to acquire up to 500,000 warrants to purchase common shares, on the same terms as the Tranche B Warrants, except that the number of warrants vesting each month was reduced by 50% and the exercise price was reduced by $0.16 per Tranche B Warrant to $3.84.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

The terms of the warrants are as follows:


     Number          Vesting dates          Exercise price                  Expiry dates
         #                                         $
------------------------------------------------------------------------------------------------------------------------------------

     1,250,000    November 22, 2002              3.84           On the later of:
                                                                   [i] November 22, 2005; and
                                                                  [ii] If the Facility is not repaid by February 22, 2004, then the earlier of twelve months following the date upon which the
                                                                         Facility is repaid in full, and November 22, 2007.

     125,000      166,666 February 22, 2004      3.84           On the earlier of:
                  166,666 March 22, 2004                           [i] The third anniversary date
                  166,667 April 22, 2004                                 of the vesting date; and
                                                                  [ii] If the Facility is not repaid by February 22, 2004, then the earlier of twelve months following the date upon which the
                                                                         Facility is repaid in full, and November 22, 2007.

     500,000      Evenly over the twelve month   3.84           Evenly over the twelve month
                    period from May 1, 2004 to                  period from April 30, 2007 to
                    April 1, 2005                               March 31, 2008
------------------------------------------------------------------------------------------------------------------------------------

     In 2003, the Company recorded deferred charges related to the intial 1,500,000 Tranche A Warrants at their fair value of $7,080 [note 8], to be amortized over the initial term of the Facility. As a result of the Arrangement, MDS surrendered 125,000 Tranche A Warrants. This transaction has been reflected as a decrease of approximately $590 in outstanding warrants and options and a corresponding increase in contributed surplus.

     The remaining 500,000 Tranche B Warrants were issued to MDS on August 25, 2004 and the fair value of approximately $1,000 has been determined using the Black-Scholes option- pricing model. Of the 500,000 Tranche B Warrants, 333,333 have vested as at December 31, 2004 and the remaining warrants will vest evenly over the remaining term of the Facility. The fair value of the Tranche B Warrants that had vested upon the extension of the MDS guarantee are recorded in deferred financing charges and amortized over the life of the MDS guarantee. The fair value of the warrants vesting subsequent to the MDS guarantee being extended are expensed as vested.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

[b]  $35 million senior credit facility

     On April 22, 2002, the Company entered into an amending agreement [the "Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. The Facility replaced the Amended Facility. As a result, in connection with the finalization of the Facility, the Company notified the National Bank of Canada and the Bank of Nova Scotia that it will terminate all of its obligations under the Amended Facility. During 2002, the Company wrote off deferred charges related to this Amended Facility in the amount of $3,381, of which $685 related to the valuation of warrants at the time of amendment. The remaining $2,696 related to cash debt issue costs.

[c]  $12.5 million subordinate credit facility

     During 2002, the Company terminated all of its obligations under the subordinate credit facility. On June 30, 2002, the Company wrote off deferred debt issue costs related to the termination of the Company's subordinate credit facility in the amount of $3,072, of which $2,100 related to the valuation of warrants at the time of amendment. The remaining $972 related to cash debt issue costs.

14. DEBENTURES PAYABLE

In December 2002, Hemosol Research Corporation, a wholly-owned subsidiary of the Company, entered into a joint venture with a third party. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10,000 cash in escrow in 1555195 Ontario Inc. in exchange for debentures. The Company's proportionate share of the cash and debentures has been included in the consolidated financial statements. On April 14, 2003, 1555195 Ontario Inc. repaid the $10,000 debentures plus interest expense of $80. All obligations under the debentures were terminated. 1555195 Ontario Inc. does not hold any other assets or liabilities.

15. LICENSE AGREEMENTS

The Company entered into a license agreement with the Canadian Department of National Defence dated July 30, 1986, as amended and restated March 1, 1999, pursuant to which it was granted exclusive worldwide licenses to certain inventions and processes related to Hemolink(TM). The agreement expires upon the latter of [i] the expiry of the patent rights licensed thereunder and [ii] the expiry of any patents obtained by the Company related to the patent rights licensed by the Canadian Department of National Defence.

Under this agreement, the Company would be required to pay royalties at rates based upon the net selling price of any products which may be produced which embody these licensed technologies, as well as a percentage of any consideration received for sub-licensing such technologies.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

This agreement also commits, and the Company is paying, a minimum annual royalty at the greater of $10,000 or 20% of royalties due in the immediately preceding year. The Company has the right to commute future royalties in consideration of the payment of the greater of $4,000 or five times the previous year's annual royalties.

The Company also purchased intellectual Property from Baxter Biotech Technology S.a.r.l ["Baxter"] on October 18, 2000, based on hemoglobin drug delivery technology.

Under this asset purchase agreement, the Company would be required to pay a 4% royalty upon the net selling price of any products which may be produced.

16. MISCELLANEOUS INCOME

Miscellaneous income for 2003 includes: [i] net proceeds received from an insurance policy in July 2003 in the amount of $1,739; [ii] the sale of equipment for net proceeds of $1,100 and [iii] other amounts of $32.

17. LEASE COMMITMENTS

The future minimum annual lease payments under operating lease agreements for equipment in aggregate for the years ending December 31 are approximately as follows:

                                                                       $
--------------------------------------------------------------------------------

2005                                                                  201
2006                                                                   93
2007                                                                   76
2008                                                                   13
--------------------------------------------------------------------------------
                                                                      383
--------------------------------------------------------------------------------


18. RESEARCH AND DEVELOPMENT

Hemosol has a range of products in development, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol's scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin [a protein] has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

In the case of therapeutic drug conjugates, Hemosol is also developing additional therapeutics based upon a hemoglobin-based delivery platform to treat diseases such as acute viral infections and cancers of the liver. As a means of establishing its own source of human hemoglobin, Hemosol has been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have led to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer and the identification of factors affecting blood cell growth and development.

Research and development costs cumulative from July 11, 1985 though December 31, 2004 related to HEMOLINK amounted to $191,108.

19. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:


                                                          2004               2003            2002
                                                            $                 $                $
-------------------------------------------------------------------------------------------------------------

Prepaids and other assets                                  369                342           2,079
Inventory                                                  (55)               (73)         (1,146)
Accounts payable and accrued liabilities                  (856)            (5,398)          2,885
-------------------------------------------------------------------------------------------------------------
                                                          (542)            (5,129)          3,818
-------------------------------------------------------------------------------------------------------------

Non-cash transactions

The Company entered into the following non-cash activities:

  [i] On October 25, 2002, the Company incurred $7,080 of deferred debt issue costs through the issuance of 1,500,000 common share purchase warrants [notes 8 and 11[b]].

 [ii] On April 18, 2002, the Company issued 39,812 common shares valued at $718 as payment of underwriters' fees [note 11[a]].

[iii] At December 31, 2002, property, plant and equipment obligations included in accounts payable and accrued liabilities totaled $6,457.

 [iv] On December 16, 2003, the Company issued 500,000 common shares valued at $2,520 as consideration for entering into the binding ProMetic memorandum of understanding [note 11[a]].

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


  [v] On June 2, 2004, the Company issued 250,000 common shares valued at $1,260 as consideration for entering into definitive license and strategic alliance agreements with ProMetic [note 11[a]].

 [vi] On August 25, 2004, the Company issued 500,000 common share purchase warrants to MDS, incurring $640 of deferred debt issue costs [notes 8 and 13[a]].

20. FINANCIAL INSTRUMENTS

FAIR VALUES

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2004 and 2003, the estimated fair values of cash and cash equivalents, other assets, accounts payable and accrued liabilities approximate their carrying values due to the short-term, maturity periods of these instruments. The fair value of the short-term debt is not determinable, however, the carrying value approximates the combined fair value of the short-term debt and MDS guarantee [note 13].

FOREIGN CURRENCY RATE RISK

The Company is exposed to foreign currency fluctuations to the extent that purchases are denominated in foreign currencies.

The Company has the following percentage of their assets and liabilities denominated in foreign currencies:

                                                    2004               2003
                                                      %                  %
--------------------------------------------------------------------------------

Cash and cash equivalents                              8                  4
Accounts payable and accrued liabilities               5                  6
--------------------------------------------------------------------------------


These amounts are mainly denominated in U.S. dollars.

The Company is exposed to foreign currency rate risks with respect to these amounts. The Company currently does not use financial instruments to hedge these risks.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

21. SUBSEQUENT EVENTS

[a]  PRIVATE PLACEMENT FINANCING

On March 30, 2005, the Company entered into agreements related to a private placement for total proceeds of approximately $13,400. The private placement includes a securities purchase agreement providing for the issuance of a convertible note in the amount of US$5,000 and a subscription agreement providing for the issuance of 10,948,731 special warrants of the Company.

The convertible note has a second charge over all of the Company's assets, a term of 36 months and bears interest equal to prime plus 2%. The convertible note can be converted into common shares of the Company at the holders' option based on a conversion price of US$2.76 per common share. The securities purchase agreement also contemplates the issuance of a warrant with a term of five years which will entitle the holder of the convertible note to purchase 682,280 common shares at an exercise price of US$3.44 per common share up to 54% of the warrants and US$4.16 per common share up to the remaining 46% of the warrants.

The special warrants will be exercisable into one common share and one Common Share Purchase Warrant. Each Common Share Purchase Warrant will entitle the holder to purchase one common share at an exercise price of $4.00 for a period of 60 months.

In conjunction with the completion of the private placement, the Company has entered into a memorandum of understanding with MDS. MDS will extend the term of its guarantee on the $20,000 facility to June 20, 2007, which would extend the expiry date of the Facility to May 25, 2007. As consideration for the extension, the Company will issue to MDS 687,500 Common Share Purchase Warrants at an exercise price of $3.36 per warrant.

The Company has also amended the license agreement with ProMetic where the $4 million cash license fee payment due to ProMetic as a result of the achievement of process definition of the Cascade at Pilot-Scale, replaced with a cash payment of $1 million and the issuance to ProMetic of 872,093 common shares within 15 days of the closing of the private placements.

The closing of the private placement is expected to occur during April 2005.

[b]  SHARE CONSOLIDATION

On June 7, 2005 the Company filed articles of amendment for the consolidation of the Company's common shares on the basis of one post-consolidation share for four pre-consolidation shares. This consolidation was undertaken to bring the Company into compliance with the minimum bid requirements of NASDAQ and retain its NASDAQ listing. The common shares started trading on a consolidated basis on the TSX and NASDAQ on June 10, 2005. All amounts in these financial statements reflect the post consolidation common shares and post consolidation common share price.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002

22. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which differ in certain material respects from those applicable in U.S. GAAP.

The material differences as they apply to the Company's consolidated financial statements are as follows:

[a]  Consolidated balance sheet adjustments:


                                                                              2004           2003
                                                                                $              $
--------------------------------------------------------------------------------------------------------------

     PATENTS AND TRADEMARKS
     Balance under Canadian GAAP                                             1,164          1,368
     Adjustment for patents and trademarks [i]                              (1,164)        (1,368)
--------------------------------------------------------------------------------------------------------------
     BALANCE UNDER U.S. GAAP                                                     --            --
--------------------------------------------------------------------------------------------------------------


     LICENSE TECHNOLOGY
     Balance under Canadian GAAP                                             5,022          2,520
     Adjustment for license technology [ii]                                 (5,022)        (2,520)
--------------------------------------------------------------------------------------------------------------
    BALANCE UNDER U.S. GAAP                                                     --             --
--------------------------------------------------------------------------------------------------------------


     DEFICIT
     Balance under Canadian GAAP                                          (266,225)      (253,177)
     Adjustment for patents and trademarks [i]                              (1,164)        (1,368)
--------------------------------------------------------------------------------------------------------------
     Adjustment for license technology [ii]                                 (5,022)        (2,520)
--------------------------------------------------------------------------------------------------------------
     BALANCE UNDER U.S. GAAP REFERRED TO AS
       "DEFICIT ACCUMULATED DURING THE
          DEVELOPMENT STAGE" [NOTE 22[F][I]]                              (272,411)      (257,065)
--------------------------------------------------------------------------------------------------------------

      [i]  Patents and trademarks

          Under Canadian GAAP, patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated economic life. Under U.S. GAAP, these costs are generally expensed as incurred.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


     [ii]  License technology

          Under U.S. GAAP, acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the license technology capitalized under Canadian GAAP.

[b]  The components of stockholders' equity under U.S. GAAP are as follows:


                                                                              2004           2003
                                                                                $              $
------------------------------------------------------------------------------------------------------------

     Share capital                                                         325,791        321,625
     Contributed surplus                                                     9,125          8,535
     Deficit accumulated during the development stage                     (272,411)      (257,065)
------------------------------------------------------------------------------------------------------------
                                                                            62,505         73,095
------------------------------------------------------------------------------------------------------------


[c]  Reconciliation of net loss under Canadian and U.S. GAAP:


                                                              2004            2003           2002
                                                                $              $               $
------------------------------------------------------------------------------------------------------------

     Net loss for the year, under Canadian GAAP            (10,148)        (34,942)       (54,834)
     Adjustment for patents and trademarks [note 22[a][i]]     204             808           (212)
------------------------------------------------------------------------------------------------------------
     Adjustment for license technology [note 22[a][ii]]     (2,502)         (2,520)            --
------------------------------------------------------------------------------------------------------------
     Net loss and comprehensive loss,
         under U.S. GAAP                                   (12,446)        (36,654)       (55,046)
------------------------------------------------------------------------------------------------------------


     Net loss per share, under U.S. GAAP                     $0.88           $3.13          $4.95
------------------------------------------------------------------------------------------------------------


     Weighted average number of common shares
         outstanding, under U.S GAAP                        14,166         11,709          11,128
------------------------------------------------------------------------------------------------------------

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


[d]  Cash flow adjustments:


                                                              2004            2003           2002
                                                                $               $              $
-----------------------------------------------------------------------------------------------------------

     OPERATING ACTIVITIES
     Balance under Canadian GAAP                            (14,552)        (26,655)       (40,359)
     Adjustment for patents and trademarks [note 22[a][i]]       --            (172)          (327)
     Adjustment for employee stock purchase loans [i]            --              --           (382)
-----------------------------------------------------------------------------------------------------------
    Balance under U.S. GAAP                                 (14,552)         (26,827)      (41,068)
-----------------------------------------------------------------------------------------------------------


     INVESTING ACTIVITIES
     Balance under Canadian GAAP                             10,017          (7,433)        35,026
     Adjustment for patents and trademarks [note 22[a][i]]       --             172            327
-----------------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                 10,017          (7,261)        35,353
-----------------------------------------------------------------------------------------------------------


     FINANCING ACTIVITIES
     Balance under Canadian GAAP                                671           24,555         20,179
     Adjustment for employee stock purchase loans [i]            --               --            382
-----------------------------------------------------------------------------------------------------------
     Balance under U.S. GAAP                                    671           24,555         20,561
-----------------------------------------------------------------------------------------------------------

      [i]  Employee stock purchase plan

          Under Canadian GAAP, loans provided to employees for the purchase of shares may be either recorded as amounts receivable or deducted from share capital, depending on certain criteria. Under U.S. GAAP, such loans must be deducted from share capital.

     [ii] The consolidated statements of cash flows prepared in accordance with Canadian GAAP include a subtotal before changes in non-cash working capital balances related to operations. This subtotal would not be disclosed in the consolidated financial statements prepared in accordance with U.S. GAAP.

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002



[e]  Stock-based compensation:

     On January 1, 2003, the Company prospectively adopted the recommendations of Statement of Financial Accounting Standard ["SFAS"] No. 123, "Accounting for Stock-based Compensation". Under the new policy, stock options awarded to employees on or after January 1, 2003 are accounted for using the fair value method. For stock options awarded to employees prior to January 1, 2003, pro forma disclosure of net loss and net loss per share is provided below, as if these awards were accounted for using the fair value method:


                                                              2004            2003           2002
                                                                $               $              $
------------------------------------------------------------------------------------------------------------

     Net loss under U.S. GAAP                              (12,446)        (36,654)       (55,046)
     Additional pro forma stock-based compensation costs      (483)         (2,055)        (1,615)
------------------------------------------------------------------------------------------------------------
     PRO FORMA NET LOSS FOR THE YEAR                       (12,929)        (38,709)       (56,661)
------------------------------------------------------------------------------------------------------------

     PRO FORMA NET LOSS PER SHARE                             0.91           3.31             5.09
------------------------------------------------------------------------------------------------------------

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002




[f]  Development stage enterprise:

     Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise", the following additional disclosures are required:

     [i] Consolidated statement of loss and deficit:
                                                                Cumulative from
                                                                  July 11, 1985
                                                                     through
                                                                   December 31,
                                                                         2004
                                                                          $
--------------------------------------------------------------------------------

         Revenue                                                        7,285
--------------------------------------------------------------------------------

         Research and development                                     213,517
         Administration and support services                           52,671
         Marketing and business development                            17,750
         Write-off of property, plant and equipment                     4,654
         Foreign exchange gain                                           (341)
--------------------------------------------------------------------------------
                                                                      288,251
--------------------------------------------------------------------------------
         Loss from operations                                         280,966
         Interest income                                              (16,078)
--------------------------------------------------------------------------------
         Interest expense                                               1,692
--------------------------------------------------------------------------------
         Amortization of deferred charges                               9,106
         Write-off of deferred charges                                  6,453
         Net gain on Arrangement                                       (6,838)
         Miscellaneous income                                          (2,871)
--------------------------------------------------------------------------------
         Loss before income taxes                                     272,430
         Minority interest                                             (1,074)
         Provision for income taxes - current                             820
--------------------------------------------------------------------------------
         Provision for income taxes - future                           (3,723)
--------------------------------------------------------------------------------
         Net loss for the period                                      268,453

         Deficit, beginning of period                                       --
         Dividends                                                        933
--------------------------------------------------------------------------------
         Share redemption premium                                         125
--------------------------------------------------------------------------------
         Distribution                                                   2,900
--------------------------------------------------------------------------------
         Deficit, end of period                                      272,411
================================================================================

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


     [ii]Consolidated statement of cash flows:

                                                                                  Cumulative from
                                                                                  July 11, 1985
                                                                                     through
                                                                                  December 31,
                                                                                      2004
                                                                                        $
-----------------------------------------------------------------------------------------------------

         CASH USED IN OPERATING ACTIVITIES                                           (226,178)
-----------------------------------------------------------------------------------------------------

         CASH USED IN INVESTING ACTIVITIES                                           (100,407)
-----------------------------------------------------------------------------------------------------

         CASH PROVIDED BY FINANCING ACTIVITIES                                        330,777
-----------------------------------------------------------------------------------------------------

         EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                             38
-----------------------------------------------------------------------------------------------------
         NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                    4,230
-----------------------------------------------------------------------------------------------------

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


[iii] Common shares and warrants and options

The following represents the Company's cumulative statement of shareholders' capital determined in accordance with U.S. GAAP from inception:


                                                    Common               Series A               Series C
                                                     shares            special shares         special shares
                                               -------------------  ---------------------   --------------------
                                                   #            $      #            $         #            $

BALANCE, JULY 11, 1985                              --         --        --            --          --         --
Issued for cash during the period
   July 11, 1985 to December 31, 1990, net     602,634          7   500,000         2,000     227,500       2,002
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1991                       602,634          7   500,000         2,000     227,500       2,002
Issued for cash                                554,363      2,257        --            --          --         --
Issuance of employee stock options                  --         --        --            --          --         --
Exchange of Series C special shares
for common shares                              227,500      3,060        --            --    (227,500)     (2,002)
Shares redeemed                                (12,630)        --        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                     1,371,867      5,324   500,000         2,000          --         --
Issued for cash                                595,688     17,832        --            --          --         --
Issuance of employee stock options                  --         --        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
Shares redeemed                                     --         --  (500,000)       (2,000)         --         --
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                     1,967,554     23,156        --            --          --         --
Issued for cash                                795,375     32,735        --            --          --         --
Issuance of employee stock options                  --         --        --            --          --         --
Employee options exercised for cash                902          6        --            --          --         --
Shares redeemed                                 (6,014)        --        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                     2,757,817     55,897        --            --          --         --
Issuance of employee stock options                  --         --        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
Employee options exercised for cash              7,217         49        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                     2,765,034     55,946        --            --          --         --
Issued for cash                                     --         --        --            --          --         --
Issuance of employee stock options                  --         --        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
Employee options exercised for cash              1,805         12        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                     2,766,839     55,958        --            --          --         --
Issued for cash                                625,000     12,098        --            --          --         --
Issuance of employee stock options                  --         --        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
Employee options exercised for cash              2,500         17        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                     3,394,339     68,073        --            --          --         --
Issuance of employee stock options                  --         --        --            --          --         --
----------------------------------------------------------------------------------------------------------------------
Conversion of Series D special shares          262,054      5,739        --            --          --         --
----------------------------------------------------------------------------------------------------------------------

                             ** TABLE CONTINUED **

                                                        Series D            Warrants and
                                                     special shares            options             Total
                                                   -------------------      ---------------      ---------
                                                     #            $         #            $           $
BALANCE, JULY 11, 1985                               --           --        --           --          --
Issued for cash during the period
   July 11, 1985 to December 31, 1990, net            --          --        --           --       4,009
----------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1991                              --          --        --           --       4,009
Issued for cash                                       --          --        --           --       2,257
Issuance of employee stock options                    --          --    64,860           --          --
Exchange of Series C special shares
for common shares                           )         --          --        --           --       1,058
Shares redeemed                                       --          --        --           --          --
----------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                              --          --    64,860           --       7,324
Issued for cash                                       --          --        --           --      17,832
Issuance of employee stock options                    --          --    18,945           --          --
----------------------------------------------------------------------------------------------------------
Shares redeemed                                       --          --        --           --      (2,000)
----------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                              --          --    83,805           --      23,156
Issued for cash                                       --          --        --           --      32,735
Issuance of employee stock options                    --          --    13,125           --          --
Employee options exercised for cash                   --          --        --           --          6
Shares redeemed                                       --          --        --           --          --
----------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                              --          --    96,930           --      55,897
Issuance of employee stock options                    --          --    15,000           --          --
----------------------------------------------------------------------------------------------------------
Employee options exercised for cash                   --          --        --           --          49
----------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                              --          --   111,930           --      55,946
Issued for cash                                1,048,214       5,739        --           --       5,739
Issuance of employee stock options                    --          --    12,500           --          --
----------------------------------------------------------------------------------------------------------
Employee options exercised for cash                   --          --        --           --          12
----------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                       1,048,214       5,739   124,430           --      61,697
Issued for cash                                       --          --        --           --      12,098
Issuance of employee stock options                    --          --    69,764           --          --
----------------------------------------------------------------------------------------------------------
Employee options exercised for cash                   --          --        --           --          17
----------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                       1,048,214       5,739   194,194           --      73,812
Issuance of employee stock options                    --          --    11,250           --          --
----------------------------------------------------------------------------------------------------------
Conversion of Series D special shares         (1,048,214)     (5,739)       --           --          --
----------------------------------------------------------------------------------------------------------

                              ** TABLE COMPLETE **

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


[iii] Common shares and warrants and options [cont'd]:


                                                    Common                 Series A                   Series C
                                                    shares               special shares             special shares
                                             ---------------------    ---------------------        -----------------
                                               #              $           #             $           #            $

BALANCE, JANUARY 1, 1998                     3,656,392     73,812         --            --          --           --
Issuance of employee stock options                  --         --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------
Issued for cash                                609,399      7,059         --            --          --           --
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                     4,265,791     80,871         --            --          --           --
Issued for cash                              1,904,082     25,683         --            --          --           --
Issuance of employee stock options                  --         --         --            --          --           --
Employee options exercised for cash              6,290         52         --            --          --           --
Issue of common shares under employee
   share purchase plan for cash                  6,088        107         --            --          --           --
Non-employee warrants and options
   exercised for cash                           10,075        129         --            --          --           --
Issued for services                                 --         --         --            --          --           --
Shares returned and cancelled                  (25,000)        --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2000                     6,167,325    106,842         --            --          --           --
Issued for cash                              1,768,083     69,636         --            --          --           --
Issuance of employee stock options                  --         --         --            --          --           --
Employee options exercised for cash             70,954        874         --            --          --           --
Issue of common shares under employee
   share purchase plan for cash                  8,113        429         --            --          --           --
Non-employee warrants and options
   exercised for cash                           53,000        678         --            --          --           --
Issued for services                                 --         --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------
Expired                                             --         --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001                     8,067,475    178,459         --            --          --           --
Issued for cash                              2,012,500     99,785         --            --          --           --
Issuance of employee stock options                  --         --         --            --          --           --
Employee options exercised for cash             74,215      1,435         --            --          --           --
Issue of common shares under employee
   share purchase plan for cash                  8,350        264         --            --          --           --
Non-employee warrants and options
   exercised for cash                           85,925      2,701         --            --          --           --
Issued for services                                 --         --         --            --          --           --
Expired                                             --         --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------

                             ** TABLE CONTINUED **

                                                    Series D             Warrants and
                                                   special shares          options               Total
                                                -------------------   ---------------------    ---------
                                                 #             $        #              $            $

BALANCE, JANUARY 1, 1998                          --           --    205,444           --        73,812
Issuance of employee stock options                --           --     98,543           --           --
--------------------------------------------------------------------------------------------------------
Issued for cash                                   --           --         --           --         7,059
--------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                          --           --    303,987           --        80,871
Issued for cash                                   --           --         --           --        25,683
Issuance of employee stock options                --           --    117,063           --            --
Employee options exercised for cash               --           --     (6,290)          --            52
Issue of common shares under employee
   share purchase plan for cash                   --           --         --           --           107
Non-employee warrants and options
   exercised for cash                             --           --    (10,075)          --           129
Issued for services                               --           --     80,000           --            --
Shares returned and cancelled                     --           --    (52,368)          --            --
--------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2000                          --           --    432,316           --       106,842
Issued for cash                                   --           --        --            --        69,636
Issuance of employee stock options                --           --    171,479           --            --
Employee options exercised for cash               --           --    (70,954)          --           874
Issue of common shares under employee
   share purchase plan for cash                   --           --        --            --           429
Non-employee warrants and options
   exercised for cash                             --           --    (53,000)          --           678
Issued for services                               --           --    261,043        2,900         2,900
--------------------------------------------------------------------------------------------------------
Expired                                           --           --     (9,750)          --            --
--------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001                          --           --    731,134        2,900       181,359
Issued for cash                                   --           --         --           --        99,785
Issuance of employee stock options                --           --    198,425           --            --
Employee options exercised for cash               --           --    (74,215)          --         1,435
Issue of common shares under employee
   share purchase plan for cash                   --           --        --            --           264
Non-employee warrants and options
   exercised for cash                             --           --    (85,925)          --       2,701
Issued for services                               --           --      5,000          134         134
Expired                                           --           --    (64,383)          --          --
------------------------------------------------------------------------------------------------------

                              ** TABLE COMPLETE **

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002


[iii] Share capital [cont'd]:


                                                         Common                    Series A                Series C
                                                         shares                  special shares          special shares
                                                ------------------------      --------------------      ------------------
                                                     #             $           #             $            #           $

BALANCE, JANUARY 1, 2002                        10,248,465     282,644         --            --          --           --
Issued for cash                                  1,264,813      20,694         --            --          --           --
Issuance of employee stock options                      --          --         --            --          --           --
Employee options exercised for cash                 11,631          80         --            --          --           --
Issue of common shares under employee
   share purchase plan for cash                      1,038          45         --            --          --           --
Issued for services                                     --          --         --            --          --           --
Cancelled                                               --          --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------------
Expired                                                 --          --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2003                        11,525,946     303,463         --            --          --           --
Issued to acquire license technology               500,000       2,520         --            --          --           --
Issued as Series A special warrants                     --          --         --            --          --           --
Issued as Series B special warrants                     --          --         --            --          --           --
Expired                                                 --          --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------------
Issuance of employee stock options                      --          --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2004                        12,025,946     305,983         --            --          --           --
Issued to acquire license technology               250,000       1,260         --            --          --           --
Exercise of Series A and B special warrants      1,960,450       4,245         --            --          --           --
Cost of issuing common shares and
Series A and B special warrants                         --          --          --           --          --           --
Issuance of broker options                              --          --         --            --          --           --
Exercise of common share purchase warrants          62,499         223         --            --          --           --
Issued for services                                     --          --         --            --          --           --
Cancelled                                               --          --         --            --          --           --
Cancellation of employee stock options                  --          --         --            --          --           --
Issuance of replacement employee stock options          --          --         --            --          --           --
Expired                                                 --          --         --            --          --           --
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                      14,298,895     311,711         --            --          --           --
------------------------------------------------------------------------------------------------------------------------------

                             ** TABLE CONTINUED **


                                                       Series D             Warrants and
                                                      special shares           options             Total
                                                   --------------------    ------------------    ---------
                                                      #            $         #             $          $

BALANCE, JANUARY 1, 2002                             --           --      710,036        3,034     285,678
Issued for cash                                      --           --           --           --      20,694
Issuance of employee stock options                   --           --      178,938           --          --
Employee options exercised for cash                  --           --      (11,631)          --          80
Issue of common shares under employee
   share purchase plan for cash                      --           --           --           --          45
Issued for services                                  --           --    2,139,375        7,890       7,890
Cancelled                                            --           --      (21,250)        (624)       (624)
------------------------------------------------------------------------------------------------------------
Expired                                              --           --     (130,532)          --          --
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2003                             --           --    2,864,936       10,300     313,763
Issued to acquire license technology                 --           --           --           --       2,520
Issued as Series A special warrants                  --           --    1,800,000        4,895       4,895
Issued as Series B special warrants                  --           --      160,450          447         447
Expired                                              --           --     (844,527)          --          --
------------------------------------------------------------------------------------------------------------
Issuance of employee stock options                   --           --        6,903           --          --
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2004                             --           --    3,987,763       15,642     321,625
Issued to acquire license technology                 --           --           --           --       1,260
Exercise of Series A and B special warrants          --           --   (1,960,450)      (4,245)         --
Cost of issuing common shares and
Series A and B special warrants                      --           --      980,223       (1,097)     (1,097)
Issuance of broker options                           --           --       98,023          758         758
Exercise of common share purchase warrants           --           --      (62,499)          --         223
Issued for services                                  --           --      500,000          640         640
Cancelled                                            --           --     (125,000)        (590)       (590)
Cancellation of employee stock options               --           --     (297,823)          --          --
Issuance of replacement employee stock options       --           --      995,403        2,972       2,972
Expired                                              --           --      (79,969)          --          --
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                           --           --    4,035,671       14,080     325,791
------------------------------------------------------------------------------------------------------------

                              ** TABLE COMPLETE **

HEMOSOL CORP.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]


December 31, 2004, 2003 and 2002



23. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.

                                  EXHIBIT INDEX

Exhibit
  No.          Description
  ---          -----------

  1.1          Articles of Incorporation of the Company (1)

  1.2          Articles of Amendment of the Company

  1.3          Bylaws of the Company (1)

  2            See exhibits 1.1, 1.2 and 1.3 above

  4.1          Commitment Letter by The Bank of Nova Scotia, dated October 25,
               2002 (2)

  4.2 Supplemental Agreement, dated as of November 22, 2002, between Hemosol Inc. and The Bank of Nova Scotia (2)

  4.3 Supplemental Agreement, dated as of April 29, 2003, between Hemosol Inc. and The Bank of Nova Scotia (18)

  4.4 Supplemental Agreement, dated as of December 29, 2003, between Hemosol Inc. and The Bank of Nova Scotia (18)

  4.5 Assignment, Assumption and Release Agreement, dated as of April 30, 2004, among Hemosol Inc., Hemosol LP, MDS Inc., and The Bank of Nova Scotia. (18)

  4.6          Arrangement Agreement, dated February 11, 2004, between MDS Inc.
               and Hemosol Inc. (3)

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

  4.16 Memorandum of Understanding between MDS and Hemosol, dated October 22, 2002, as amended on December 23, 2003 (13)

  4.17         Form of New Hemosol MOU (14)

  4.18 Warrant Certificate, dated November 22, 2002, relating to the Tranche A Warrants (15)

  4.19         Form of Partnership Interest Transfer Agreement (16)

  4.20 Agency Agreement dated as of March 31, 2005 between Loewen, Ondaatje, McCutcheon Limited, Life Science Group, Inc. and Hemosol Corp.(17)

  4.21         Warrant Indenture dated as of April 8, 2005 between Hemosol Corp.
               and Computershare Trust Company Of Canada. (17)

  4.22         Amended and Restated Commitment Letter dated March 30, 2005. (17)

  4.23 First Amendment to the Amended and Restated Guarantee, dated as of April 8, 2005 between MDS Inc. and The Bank of Nova Scotia.
               (17)

Exhibit
  No.          Description
  ---          -----------

  4.24 Subscription Agreement, dated as of April 8, 2005 between Hemosol Corp., Hemosol LP and MDS Inc. (17)

  4.25 Securities Purchase Agreement, dated as of March 30, 2005, by and between Hemosol Corp. and Laurus Master Fund, Ltd. (17)

  4.26 Secured Convertible Note, dated as of March 30, 2005 by Hemosol Corp. in favor of Laurus Master Fund, Ltd. (17)

  4.27 Special Warrant Indenture dated as of April 8, 2005 between Hemosol Corp. and Computershare Trust Company Of Canada. (17)

  4.28 Registration and Sale Participation Rights Agreement dated as of April 7, 2005 between Hemosol Corp. and MDS Inc.

  8            Subsidiaries of the Company

  12 Certification of CFO and CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

  13 Certification of CFO and CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  16.1         Code of Business Ethics and Conduct (18)

  16.2         Supplemental Code of Ethics (18)

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

(17) Incorporated by reference to the Form 6-K of Hemosol Corp. filed with the Commission on April 15, 2005.

(18) Incorporated by reference to the Form 20-F of Hemosol Corp. filed with the Commission on June 30, 2004.