Form 20-F/A
period 2004-12-31
HEMOSOL CORP
filed 2005-09-20
CIK 1285233

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

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

         Pre-consolidation 57,195,580 (Post -consolidation 14,298,895)1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                           [X] Yes   No [_]

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

                                TABLE OF CONTENTS
                                -----------------


Introduction to Annual Report....................................................................................1

ITEM 4.   Information on the Company.............................................................................3

ITEM 6.   Directors, Senior Management and Employees............................................................32

ITEM 15.  Controls and Procedures...............................................................................44

ITEM 17.  Financial Statements..................................................................................44

ITEM 19.  Exhibits..............................................................................................44

Signature.......................................................................................................48

Financial Statements...........................................................................................F-1

Section 302 Certification of President, Chief Executive Officer & Chief Financial Officer

Section 906 Certification of President, Chief Executive Officer & Chief Financial Officer

                                EXPLANATORY NOTE

Hemosol Corp. is filing this Amendment on Form 20-F/A to amend the Introduction and Items 4, 6, 15,17 and 19 and the Exhibit Index of our Annual Report on Form 20-F for the year ended December 31, 2004, which was originally filed on June 30, 2005 (the "Form 20-F"). The purpose of this Amendment is to:

     o provide additional disclosure regarding our Hemolink clinical trials and the Cascade process;

     o disclose the percentage of outstanding common shares owned by our officers and directors, individually and in the aggregate;

     o clarify that our chief executive officer /chief financial officer's conclusion as to the effectiveness of our disclosure control and procedures was made as of December 31, 2004;

     o add the name of our auditor, Ernst & Young LLP, which was accidentally omitted from the audit report included in our Annual Report; and

     o    file certain additional exhibits.


We are including in this Amendment (i) the amended Items, (ii) our audited annual consolidated financial statements for the years ended December 31, 2004 and 2003 with the revised audit report, (iii) the additional exhibits, and (iv) certifications of Hemosol's Chief Executive Officer and Chief Financial Officer.

As disclosed in our Report on Form 6-K filed on August 15, 2005, on August 12, 2005 we announced that as of June 30, 2005 we had $3.8 million of cash and cash-equivalents and working capital of $4.6 million. During the fiscal quarter ended June 30, 2005, we closed financings generating gross proceeds of approximately $13.4 million. Subsequent to June 30, 2005, we received just over $1 million which was released from an escrow account established as part of the Plan of Arrangement completed on April 30, 2004. We also announced that our monthly cash used in operating activities was approximately $1.5 million, that we were implementing cash conservation measures in an effort to reduce cash utilization, and that we continue to undertake a number of initiatives with respect to generating the necessary capital required to execute our therapeutic protein strategy. As of September 13, 2005, we have not been able to raise additional capital which we will require early in the fourth quarter in order to continue as a going concern.

Except for the matters described above, this Form 20-F/A does not modify or update disclosures in, or exhibits to, the Form 20-F.

                          INTRODUCTION TO ANNUAL REPORT

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

           Prior to entering into the strategic alliance with ProMetic in June 2004, our principal focus had been on the development of HEMOLINK TM (hemoglobin raffimer) ("HEMOLINK"), a highly purified, human-derived oxygen therapeutic product (historically termed a "blood- substitute"). HEMOLINK was prepared through a series of steps involving hemoglobin purification and chemical modification, reducing the risk of viral contamination compared to a unit of donor red blood cells ("RBCs"). In light of the limited resources available to us, as well as the time and expense likely required to address certain adverse results noted in the course of clinical trials of HEMOLINK, we elected to discontinue further clinical development of HEMOLINK and focus resources on the more immediate opportunities presented by the implementation of the Cascade and the commercialization of the resulting plasma-based therapeutic protein products. Accordingly, we have officially closed all open IND files with respect to HEMOLINK in all applicable jurisdictions.

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

           The License Agreement provides us with the exclusive rights to manufacture, distribute and sell certain therapeutic proteins derived using the Cascade in Canada, the United States and Mexico. Our exclusive rights to the Cascade in the United States and Mexico are subject to us reaching an agreement with ProMetic on certain performance thresholds. If agreement on performance thresholds is not met, our rights to use the Cascade in the United States and Mexico will become non-exclusive on the earlier of: (i) the date on which a first IND application in respect of a protein recovered using the Cascade is cleared with the FDA, (ii) April 1, 2007; (iii) an earlier date agreed upon in writing by the parties; and (iv) at any time if a Milestone Payment (as defined below) under the License Agreement is due but not paid to ProMetic. For so long as we meet our obligations to make the Milestone Payments when due and use commercially reasonable efforts to adhere to the estimated timing for each Milestone (as defined below) set out in the License Agreement, we will retain exclusivity over our right to use the Cascade in Canada. However, even if these rights become non-exclusive, we will be able to continue to exploit the technology on a non-exclusive basis in those markets, and will also be entitled to participate in the sharing of revenues derived from further licensing of the Cascade by ProMetic in Canada, the United States and Mexico, subject to the development by us of secondary processes to be used in connection with the Cascade and the deduction of certain business and development costs by each party.

           As consideration for entering into a memorandum of understanding relating to the alliance with ProMetic, in December 2003 we issued 500,000 Common Shares to ProMetic. In consideration for the entering into of the License Agreement we issued an additional 250,000 Common Shares to ProMetic and paid them $1.5 million in June 2004. There is also a staged license fee of $14 million in exchange for the license rights to the Cascade. Discrete payments of this staged license fee ("Milestone Payments") will be due and payable to ProMetic upon the achievement of four separate predetermined technical and regulatory milestones ("Milestones") at approximately equal intervals over the next three years. The first Milestone Payment of $4 million was satisfied in April 2005 through a cash payment of $1.07 million and the issuance of 872,093 Common Shares to ProMetic, reducing the total payments under all remaining Milestone Payments to $10 million. The Milestones and related Milestone Payments are as follows:


------------------------------------------------------------ ---------------------------------------------------------
Milestone                                                    License Fee
------------------------------------------------------------ ---------------------------------------------------------
Process definition of the Cascade at pilot-scale (30L        $1,070,000 and the issuance of 872,093
plasma batch size and targeted yields to be defined as       Common Shares *
part of the license
------------------------------------------------------------ ---------------------------------------------------------
First investigational drug for clinical trial supply by      $2,500,000
Hemosol for investigational product
------------------------------------------------------------ ---------------------------------------------------------
Production of conformance lots for first commercial          $2,500,000
product in Hemosol facility
------------------------------------------------------------ ---------------------------------------------------------
Licensure of first product                                   $5,000,000
------------------------------------------------------------ ---------------------------------------------------------

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

HEMOLINKTM

           Prior to entering into the strategic alliance with ProMetic in June 2004, our principal focus had been on the development of HEMOLINK, a highly purified human-derived oxygen therapeutic product (historically termed a "blood substitute"). HEMOLINK was prepared through a series of steps involving hemoglobin purification and chemical modification, reducing the risk of viral contamination compared to a unit of donor red blood cells ("RBCs"). Clinical trials of HEMOLINK were halted by us in March 2003. In light of limited resources available to us, and the likely time and expense required to address certain adverse results noted in the course of clinical trials of HEMOLINK, we elected to discontinue further clinical development of HEMOLINK and focus our resources on the more immediate opportunities presented by the implementation of the Cascade and the commercialization of the resulting plasma-based therapeutic protein products.

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

           Both the ISRC and the SAB (and after the dissolution of the SAB, the Clinical and Regulatory Committee) completed their reviews in September 2004 and, based on the findings of these advisory bodies the Company then undertook non-clinical analyses on HEMOLINK that included both in vitro and in vivo studies to determine the mechanism that caused the observed adverse cardiovascular related events in the earlier U.S. clinical trial. Based on the data derived from these non-clinical studies, we believe that certain relatively simple modifications related to eliminating low molecular weight components of HEMOLINK may be effective in reducing the observed adverse cardiovascular related events. However, while these remedial modifications may be relatively simple in nature, additional pre-clinical development and clinical trial activity relation to the reformulation are necessary. At any time, given the limited resources available, we believe that superior shareholder value can be derived by investing in the significant, more immediate opportunities presented by the commercialization of plasma-based therapeutic proteins isolated and produced with the Cascade. As a result, in December 2004, we elected to discontinue further clinical development of HEMOLINK. Accordingly, we have officially closed all open IND files with respect to HEMOLINK in all applicable jurisdictions.

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

          >> In July 2000, based on the successful results of the Phase III clinical trial in Canada and the United Kingdom, we submitted a new drug submission to Health Canada. This application sought approval to market HEMOLINK for use in scheduled surgery, such as cardiac bypass grafting, to avoid or reduce the use of donor red blood cells. On August 25, 2000, Health Canada granted priority review status to the HEMOLINK new drug submission. On April 25, 2001, we announced that Health Canada had completed its first review of its new drug submission. As is common in connection with the processing of any new drug submission, Health Canada sought additional clarification of the data and conclusions relating to our new drug submission and we subsequently responded by referencing available data derived from the completed clinical trials. Health Canada accepted our responses and proceeded to evaluate our application to market HEMOLINK in Canada.

          >> Following completion of a Phase III trial, we filed a Marketing Authorization Application with the U.K. Medicines Control Agency in February 2001 in order to obtain final approval to market HEMOLINK in the United Kingdom. Following an initial review of this submission, the U.K. regulatory authorities requested additional information primarily related to supplementing the clinical experience sections with additional studies, which would require that additional clinical trials be conducted. This submission remains open and further regulatory agency reviews are awaiting the filing of supplemental clinical trial data.

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

          >> In March 2003, as a result of certain adverse cardiovascular related events observed in clinical trials we suspended the primary cardiac bypass grafting surgery (HLK 213/304) and high blood loss orthopedic surgery (HLK 210) Phase II clinical trials that we were conducting in the United States. We have also suspended all steps towards initiating Phase II clinical trials in patients with severe acute anemia (HLK 299) and chemotherapy-induced anemia (HLK 211). As of April 2004, none of these trials are actively enrolling new patients pending the completion of additional non-clinical studies and discussions with the relevant regulatory agencies.

          >> In June 2003, we completed our internal review of data generated from the cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The review confirmed the observation made by the Data and Safety Monitoring Board of an imbalance of the incidence of certain adverse events between the HEMOLINK and control groups with a higher number occurring in the HEMOLINK group. It is unclear what role HEMOLINK played in causing the imbalance. As expected, limiting enrolment decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population. We elected to terminate the HLK 213/304 trial early in order to conduct a full safety analysis and initiate a comprehensive process aimed at completely understanding the data in the context of the observations made by the Data and Safety Monitoring Board. Among the elements of this process was the creation of an Independent Safety Review Committee (the "ISRC") to review the safety data from the HLK 213/304 trial in order to assist us in identifying the cause of the imbalances found by the Data and Safety Monitoring Board. The ISRC was comprised of experts in their respective fields of transfusion medicine, cardiology, anaesthesiology, cardiac surgery and biostatics. Concurrently with the ISRC review, our Scientific Advisory Board, in conjunction with our internal personnel, undertook its own evaluation of the safety data.

          >> In September 2004, both the ISRC and the SAB completed their reviews and based on the findings of these advisory bodies the Company then undertook non-clinical analyses on HEMOLINK that included both in vitro and in vivo studies to determine the mechanism that caused the observed adverse cardiovascular related events in the earlier U.S. clinical trial. Based on the data derived from these non-clinical studies, we believe that certain relatively simple modifications related to eliminating low molecular weight components of HEMOLINK may be effective in reducing the observed adverse cardiovascular related events. However, while these remedial modifications may be relatively simple in nature, additional pre-clinical development and clinical trial activity related to the reformulation are necessary. At this time, given the limited resources available, we believe that superior shareholder value can be derived by investing in the significant more immediate opportunities presented by the commercialization of plasma-based therapeutic proteins isolated and produced with the Cascade. As a result, in December 2004, we elected to discontinue further clinical development of HEMOLINK. Accordingly, we have officially closed all open IND files with respect to HEMOLINK in all applicable jurisdictions.

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

THE CASCADE PROCESS

           We intend to utilize the Cascade process to isolate key proteins from plasma that we purchase in bulk and then sell the extracted proteins for administration to patients with the applicable deficiencies. The plasma that serves as the raw material for the Cascade process is separated from whole blood that is collected from blood donors by blood collection organizations. This plasma is sold commercially in large quantities and can be purchased from numerous suppliers as a commodity product. We intend to purchase plasma in bulk and then use the Cascade to isolate the target proteins. After receiving all requisite regulatory approvals, we will then sell these proteins for use by patients that have deficiencies of these proteins or for whom the administration of these proteins may offer therapeutic value.

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

           As of December 31, 2004, we had 58 employees. Of our 58 employees, 12 were employed in scientific affairs, 4 were employed in clinical, medical and regulatory affairs, 32 were employed in production and 10 were employed in administration. We currently have 72 full time employees and also utilize the services of several consultants.\

ENVIRONMENTAL MATTERS

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

EXECUTIVE OFFICERS


Name and Municipality of                                                                              Period of
Residence                              Present Principal Occupation                                    Service
-------------------------              ----------------------------                                    -------

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

                           Summary Compensation Table


                                                   Annual                     Long Term
                                               Compensation(1)              Compensation               All Other
Name and                                    ------------------------        Securities Under          Compensation
Principal Position          Year            Salary ($)     Bonus ($)       Options Granted(2)              ($)
------------------          ----            ----------     ---------       ------------------         -------------

Lee D. Hartwell..........   2004            222,692             nil              nil                      16,200
President, Chief            2003            187,815          20,000          1,383,113(3)               128,4003(4)
Executive Officer &         2002            164,800          20,000             15,000                    15,600
Chief Financial Officer

Michael Mathews(7).......   2004           US$215,402           nil            50,000(8)                  16,200
Vice President, Clinical    2003           US$201,600           nil           100,000(8)                  86,000(4)
and Regulatory Affairs      2002           US$201,600        20,000            15,000                     15,600

Dr. Dirk Alkema..........   2004            165,648             nil              Nil                     16,200
Vice President,             2003            150,800          20,000           691,556(5)                106,970(4)
Operations                  2002            150,666          20,000            15,000                    15,600

Dr. David Bell...........   2004            187,088             nil              Nil                     16,200
Vice President,             2003            175,100          20,000           691,556(6)                115,278(4)
Drug Development and        2002            175,100          20,000            15,000                    15,600
Regulatory Affairs

________________

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

                                 OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004
                          ---------------------------------------------------------------------------------------
                          COMMON SHARES    % OF
                             UNDER       TOTAL OPTIONS                         MARKET VALUE OF
                            OPTIONS       GRANTED TO                           COMMON SHARES ON
                            GRANTED      EMPLOYEES IN      EXERCISE PRICE       DATE PRECEDING
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


                                                      SALARIES, FEES, COMMISSIONS    PENSION, RETIREMENT AND OTHER
                        NAME                                  AND BONUSES                  SIMILAR BENEFITS
--------------------------------------------------    ---------------------------    ------------------------------
All directors and officers as a group (14 persons)             $1,070,493                      $102,310
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

                   GUIDELINE                                                 OUR PRACTICE
                   ---------                                                 ------------

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

E.   SHARE OWNERSHIP

           The following table sets forth (i) the number of (pre consolidation) Common Shares as of May 1, 2005 and (ii) the total number of (pre consolidation) options and/or warrants and the number of (pre consolidation) options that are exercisable within 60 days after May 1, 2005, beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and executive offer of Hemosol and, where known after reasonable inquiry, by their respective associates as of May 1, 2005. As of May 1, 2005, individually and in aggregate the directors and executive officers of the Company beneficially owned directly or indirectly, control or direct less than 0.5% of the total outstanding shares.

                                     Number of Common
                                    Shares beneficially
                                    owned, directly or
                                  indirectly, controlled
                                        or directed
                                  (excluding options and       Total number of
                                   warrants) /percentage       options/warrants
                                   of total outstanding     exercisable within 60
              Name                        shares            days after May 1, 2005
              ----                        ------            ----------------------

DIRECTORS

   Mitchell J. Kostuch(1)........         52,694/0.09%              19,500
   Edward E. McCormack...........              Nil                   6,000 (2)

   Ed Rygiel                                   Nil                   1,400(3)
   Robert Valeri(4)                       35,283/0.06%              10,742(5)
   Robert Painter                         10,192/0.02%               7,000(6)
   Wilfred Lewitt................
                                                                     1,400(7)
OFFICERS

   Lee Hartwell..................

                                          15,000/0.03%           1,383,113(8)
   David Bell....................

                                           100/0.0002%             691,556(9)
   Dirk Alkema...................

                                          46,000/0.08%             691,556(10)
   Michael Mathews...............
                                          20,000/0.03%              66,666 (11)

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

ITEM 15.      CONTROLS AND PROCEDURES

           (a) Based on his evaluation of our disclosure controls and procedures, our chief executive officer and chief financial officer has concluded that, as of December 31, 2004, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) are effective.

           (b) Not applicable.

           (c) Not applicable.

           (d) There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of his evaluation in connection with the preparation of this annual report on Form 20-F.

ITEM 17.      FINANCIAL STATEMENTS

           The Financial Statements required by this item are found at the end of this Amendment, beginning on page F-1.

ITEM 19.      EXHIBITS

           The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

 Exhibit
   No.         Description
   ---         -----------
  1.1          Articles of Incorporation of the Company (1)

  1.2          Articles of Amendment of the Company (19)

  1.3          Bylaws of the Company (1)

  2            See exhibits 1.1, 1.2 and 1.3 above (19)

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

 Exhibit
   No.         Description
   ---         -----------
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

  4.22         Amended and Restated Commitment Letter dated March 30, 2005.(17)

  4.23 First Amendment to the Amended and Restated Guarantee, dated as of April 8, 2005 between MDS Inc. and The Bank of Nova Scotia.
               (17)

  4.24 Subscription Agreement, dated as of April 8, 2005 between Hemosol Corp., Hemosol LP and MDS Inc. (17)

  4.25 Securities Purchase Agreement, dated as of March 30, 2005, by and between Hemosol Corp. and Laurus Master Fund, Ltd.(17)


  4.26 Secured Convertible Note, dated as of March 30, 2005 by Hemosol Corp. in favor of Laurus Master Fund, Ltd. (17)

  4.27 Special Warrant Indenture dated as of April 8, 2005 between Hemosol Corp. and Computershare Trust Company Of Canada. (17)

  4.28 Registration and Sale Participation Rights Agreement dated as of April 7, 2005 between Hemosol Corp. and MDS Inc. (19)

  4.29 Strategic Alliance Agreement, dated as of June 1, 2004 between Hemosol L.P. and ProMetic Biosciences Inc.

  4.30         License Agreement, dated as of June 1, 2004 between Hemosol L.P.
               and ProMetic Biosciences Inc.

  8            Subsidiaries of the Company (19)

  12 Certification of CFO and CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

  13 Certification of CFO and CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 Exhibit
   No.         Description
   ---         -----------

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

(17) Incorporated by reference to the Form 6-K of Hemosol Corp. filed with the Commission on April 15, 2005.

(18) Incorporated by reference to the Form 20-F of Hemosol Corp. filed with the Commission on June 30, 2004.

(19) Incorporated by reference to the Form 20-F of Hemosol Corp. filed with the Commission on June 30, 2005.

                                    SIGNATURE

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

                                         HEMOSOL CORP.


                                         By:  /s/ Lee Hartwell
                                              ----------------------------------
                                              Name:  Lee Hartwell
                                              Title: President, Chief Executive
                                                     Officer and Chief Financial
                                                     Officer

Date:    September 20, 2005

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

Toronto, Canada,
February 11, 2005, except as to                         /s/ Ernst & Young LLP
note 21 which is as of March 31, 2005.                   Chartered Accountants


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


Toronto, Canada,
February 11, 2005, except as to
note 21 which is as of March 31, 2005 and                /s/ Ernst & Young LLP
note 21(b) which is as of June 16, 2005.                 Chartered Accountants

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

                                  EXHIBIT INDEX

 Exhibit
   No.         Description
   ---         -----------
  1.1          Articles of Incorporation of the Company (1)

  1.2          Articles of Amendment of the Company (19)

  1.3          Bylaws of the Company (1)

  2            See exhibits 1.1, 1.2 and 1.3 above (19)

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

  4.22         Amended and Restated Commitment Letter dated March 30, 2005.(17)

  4.23 First Amendment to the Amended and Restated Guarantee, dated as of April 8, 2005 between MDS Inc. and The Bank of Nova Scotia.
               (17)

 Exhibit
   No.         Description
   ---         -----------

  4.24 Subscription Agreement, dated as of April 8, 2005 between Hemosol Corp., Hemosol LP and MDS Inc. (17)

  4.25 Securities Purchase Agreement, dated as of March 30, 2005, by and between Hemosol Corp. and Laurus Master Fund, Ltd.(17)


  4.26 Secured Convertible Note, dated as of March 30, 2005 by Hemosol Corp. in favor of Laurus Master Fund, Ltd. (17)

  4.27 Special Warrant Indenture dated as of April 8, 2005 between Hemosol Corp. and Computershare Trust Company Of Canada. (17)

  4.28 Registration and Sale Participation Rights Agreement dated as of April 7, 2005 between Hemosol Corp. and MDS Inc. (19)

  4.29 Strategic Alliance Agreement, dated as of June 1, 2004 between Hemosol L.P. and ProMetic Biosciences Inc.

  4.30         License Agreement, dated as of June 1, 2004 between Hemosol L.P.
               and ProMetic Biosciences Inc.

  8            Subsidiaries of the Company (19)

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

(17) Incorporated by reference to the Form 6-K of Hemosol Corp. filed with the Commission on April 15, 2005.

(18) Incorporated by reference to the Form 20-F of Hemosol Corp. filed with the Commission on June 30, 2004.

(19) Incorporated by reference to the Form 20-F of Hemosol Corp. filed with the Commission on June 30, 2005.